Filed Pursuant to Rule 424(b)(4)
Registration 333-179706

6,500,000 Shares

Common Stock

InvenSense, Inc. is offering 500,000 of the shares to be sold in the offering. The selling stockholders identified in this prospectus are offering an additional 6,000,000 shares. InvenSense will not receive any of the proceeds from the sale of the shares being sold by the selling stockholders.

Our common stock is listed on the New York Stock Exchange under the symbol “INVN.” The last reported sale price of our common stock on March 6, 2012 was $15.06 per share.

See “Risk Factors” on page 10 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial price to public	$14.85000	$96,525,000
Underwriting discount	$0.66825	$4,343,625
Proceeds, before expenses, to InvenSense, Inc.	$14.18175	$7,090,875
Proceeds, before expenses, to the selling stockholders	$14.18175	$85,090,500

To the extent that the underwriters sell more than 6,500,000 shares of common stock, the underwriters have the option to purchase up to an additional 975,000 shares from us and the selling stockholders at the initial price to public less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on March 12, 2012.

Goldman, Sachs & Co.	Morgan Stanley

Baird	Piper Jaffray	ROTH	ThinkEquity LLC

Prospectus dated March 6, 2012.

InvenSense

Innovation in MEMS

MotionProcessing™
The Common User-Interface

SMARTPHONES
TABLETS
GAMING
SMART TV
MPU-6000

Prospectus

We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this prospectus or in any free writing prospectuses we have prepared. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including our consolidated financial statements and the related notes included in this prospectus and the information set forth under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

InvenSense, Inc.

We are the pioneer and a global market leader in intelligent motion processing solutions. We define motion processing as the ability to detect, measure, synthesize, analyze and digitize an object’s motion in three-dimensional space. Our integrated MotionProcessing solution is comprised of our proprietary MotionProcessor and MotionApps platform. Our single-chip MotionProcessor combines micro-electro-mechanical system, or MEMS, based motion sensors, such as accelerometers and gyroscopes, with mixed-signal integrated circuits (ICs) to deliver the world’s first integrated MotionProcessing solution. Our MotionProcessors incorporate proprietary algorithms and firmware that intelligently process and synthesize sensor output for use by software applications. Our MotionApps platform, which consists of application programming interfaces (APIs) and calibration algorithms, helps accelerate the development of motion-based applications using our products. Our MotionProcessing solution is differentiated by its small form factor, high level of integration, performance, reliability and cost effectiveness. While our solutions have broad applicability across consumer, industrial, military and other industry verticals, we currently target consumer electronics within a variety of end markets that we believe demand a more intuitive and immersive user experience, such as console and portable video gaming devices, smartphones, tablet devices, digital still and video cameras, smart TVs (including digital set-top boxes, televisions and multi-media hard disk drives, or HDDs), 3D mice, toys, wearable health and fitness monitors and portable navigation devices. We anticipate that there may be a significant near-term opportunity for our products in the market for handheld devices, such as smartphones and tablet devices, and in particular devices that are enabled by the Android operating system or devices with high resolution cameras where optical image stabilization (OIS) is important to producing quality images. As of January 1, 2012 (the end of our third quarter of fiscal year 2012), we had shipped over 184 million units of our products. Our net revenue was $29.0 million, $79.6 million and $96.5 million for fiscal years 2009, 2010 and 2011, respectively, and our net income was $0.2 million, $15.1 million and $9.3 million for these periods, respectively. Our net revenue was $41.2 million and $119.9 million for the three and nine months ended January 1, 2012, respectively, and our net income was $10.6 and $31.1 million for the three and nine months ended January 1, 2012, respectively.

Historically, the incorporation of motion sensors in consumer electronics was limited primarily to accelerometers that provided basic motion sensing capabilities, such as tilt-sensing and changing screen orientation from portrait to landscape mode in smartphones. Devices incorporating these early motion sensors experienced strong demand, as they provided consumers with applications that included a more intuitive user interface. As consumers have become increasingly accustomed to motion-based applications, they have created a demand for applications that require more robust, intelligent motion processing solutions. Until recently, there have been a number of challenges that inhibited the development of such solutions. These challenges include accurately detecting complex motion across multiple axes with an integrated, small scale, cost-effective, single-chip component, and synthesizing and processing motion data into meaningful information for use in applications.

We believe our MotionProcessing solution addresses these challenges by integrating industry leading die size, cost effectiveness and performance while facilitating rapid application development and faster time-to-market. Just as microprocessors provide a platform for building computing applications and graphics processors enable visually rich applications, we believe there is an opportunity to deliver advanced, intelligent motion processing solutions that enable broader development and adoption of motion-based applications.

Our Technology and Solutions

We believe we are the first provider of a motion processing solution for consumer devices. Our products span increasing levels of integration, from single-axis gyroscopes to fully-integrated, intelligent dual- and three-axis, and the industry’s only six-axis, MotionProcessor units (MPUs). In addition, we have recently introduced the industry’s only nine-axis MPU, which is available for sampling by selected customers. Our technology is comprised of five core proprietary components: our Nasiri-Fabrication platform, our advanced MEMS motion sensor designs, our application-specific mixed-signal circuitry for sensor signal processing, our sensor fusion algorithms in firmware that intelligently assimilate data from multiple sensors for use by end applications, and finally our MotionApps platform consisting of APls and calibration algorithms.

Our Nasiri-Fabrication platform combines MEMS with standard complementary metal oxide semiconductors (CMOS) at the wafer level, which has allowed us to pioneer one of the industry’s first high-volume, commercial MEMS fabless business models. We perform our own wafer-level sorting, testing and calibration using our proprietary automated testing equipment at our facilities in Taiwan. We sell our products through our direct worldwide sales organization and through our indirect channel of distributors to manufacturers of consumer electronics devices, original design manufacturers and contract manufacturers.

The competitive advantages of our technology and solutions are:

•

Highly integrated and cost-effective solutions enabled by our patented Nasiri-Fabrication platform.    The foundation of our MotionProcessing solution is our patented Nasiri-Fabrication platform, which allows us to reduce the number of MEMS manufacturing steps, perform wafer-level testing and use wafer-level packaging, thereby reducing back-end costs and improving overall yield. By combining this unique process capability with our expertise in MEMS motion sensor designs, mixed-signal IC integration technologies, algorithms and firmware, we are able to produce MotionProcessing solutions with industry-leading integration and cost effectiveness.

•

Ability to rapidly accelerate time-to-market by leveraging our MotionApps platform.    Our MotionApps platform provides APIs and calibration algorithms that simplify access to complex functionality commonly needed by our customers and application developers who intend to leverage our MotionProcessing solutions. We believe our MotionApps platform can significantly accelerate the time-to-market for software applications and consumer devices by eliminating the need to develop separate software libraries. In addition, our MotionApps platform enables device manufacturers with limited motion processing experience to rapidly incorporate higher level motion-enabled applications into their products.

•

Scalable MotionProcessing solution with opportunities for continuing integration.    Our Nasiri-Fabrication platform enables the integration of multiple motion sensors, such as gyroscopes and accelerometers, on a single chip with processing capability. This enables the offloading of computation intensive motion processing from the main application processor to our chip. As a result, our solution delivers enhanced performance and reliability with a smaller form factor and at a lower cost, and saves customers the time and expense involved in selecting and integrating multiple sensors and processors from multiple suppliers. Over time, we believe we will be able to integrate more advanced features and functionalities into our solution.

•

Flexible manufacturing, performance and reliability.    Our fabless model enables cost-effective, high-volume production and provides us with the flexibility to quickly react to our customers’ needs. Additionally, our ability to perform wafer-level testing combined with our close collaborative relationships with third-party foundries enables us to better control the manufacturing process and product yields, resulting in lower cost and improved device performance and reliability. Our Nasiri-Fabrication platform provides low cost, integrated, hermetically sealed cavities at the die level to house the MEMS sensor, enabling greater reliability under harsh environmental conditions. The use of single crystal silicon in our MEMS fabrication process reduces sensitivity to interference from noise and vibrations, enabling higher performance and accuracy. As a result, our solutions enable a motion-based user interface that has greater tolerance to environmental factors.

Our Strategy

Our objective is to enable broad adoption of our MotionProcessing solutions. To accomplish our objective, we are pursuing the following key strategies:

•

Continue to leverage our Nasiri-Fabrication platform to drive performance, integration and cost advantages.    We will continue to leverage our fabless model while also continually enhancing our fabrication process to maintain our leadership in size, sensor and system integration, performance and cost. Over the long term, we intend to pursue complementary MEMS markets to expand our product portfolio.

•

Advance our MotionProcessing platform technology leadership.    We will continue to invest in advanced manufacturing processes, sensor design, firmware and system-level technology, device integration, platform solutions and market development activities to maintain our technological leadership in motion processing.

•

Drive broader and faster adoption of our MotionProcessing solutions in the consumer electronics market.    In order to support and expand our customer base and promote the broad adoption of motion processing, we intend to continue to develop easy-to-integrate, complete solutions, grow our direct sales and field application engineering teams, and work closely with customers to facilitate the development of new use cases.

•

Expand and strengthen the third-party application developer community.    We intend to continue to work closely with third-party software and application developers to create new, compelling use cases for motion processing, as well as to accelerate the development of motion-based applications that leverage the unique capabilities of our solution.

•

Identify new and emerging markets for our MotionProcessing solutions.    In addition to identifying new applications for motion processing in various consumer electronics markets, such as optical image stabilization for camera phone modules, we intend to leverage the growing interest in motion processing into markets such as power tools, sports equipment, wearable computing and industrial applications.

Risk Factors

Our business is subject to numerous risks, which are described in the section entitled “Risk Factors” immediately following this prospectus summary starting on page 10. In particular, the following considerations, among others, may offset our competitive strengths or have a negative effect on our growth strategy, which could cause a decline in the price of our common stock and result in a loss of all or a portion of your investment:

•	We are dependent upon the continued market acceptance and adoption of motion processing, and, in particular, the adoption of our MotionProcessing solutions in consumer electronics products.

•

We face intense competition on a number of factors, including price, and we expect competition to increase in the future, which could have an adverse effect on our net revenue, potential net revenue growth rate and market share.

•	The average selling prices of our products could continue to decrease, which could have a material adverse effect on our net revenue and gross margins.

•

Nintendo Co. Limited accounted for approximately 34% of our net revenue for the nine months ended January 1, 2012. According to third-party reports, sales of the Nintendo Wii, which continue to account for a substantial portion of our sales, have declined in each of Nintendo’s last three fiscal years and are expected to continue to decline. The loss of, or a substantial reduction in, orders from Nintendo would materially reduce our net revenue and adversely impact our operating results.

•

If we fail to develop and introduce new or enhanced products on a timely basis or to successfully manage the transition to products using our next generation six- and nine-axis MotionProcessors or more highly integrated products, our competitive position and operations could be materially and adversely affected.

•

If we fail to expand sales in our current markets and penetrate new markets, particularly the market for smartphones and tablet devices, our net revenue and potential net revenue growth rate could be materially and adversely affected.

Corporate Information

We were incorporated in the State of California in June 2003 and reincorporated in the State of Delaware in October 2004. Our principal executive offices are located at 1197 Borregas Avenue, Sunnyvale, CA 94089. Our telephone number is (408) 988-7339. Our website is www.invensense.com. The reference to our website is an inactive textual reference only and the information contained on our website is not a part of this prospectus.

InvenSense®, AirSign®, MotionCommand®, BlurFree®, MotionProcessingTM, MotionProcessing UnitTM, MotionProcessorTM, DigitalMotionTM, DigitalMotion ProcessorTM, MotionFusionTM, MotionAppsTM, AirLockTM and LoPedTM are our trademarks. Trade names, trademarks and service marks of other companies appearing in this prospectus are the property of the respective holders.

The Offering

Common stock offered by us	500,000 shares

Common stock offered by the selling stockholders	6,000,000 shares

Common stock to be outstanding after this offering	79,941,492 shares

Underwriters’ option to purchase additional shares from us	75,000 shares

Underwriters’ option to purchase additional shares from the selling stockholders	900,000 shares

Use of proceeds	The principal purposes of this offering are to increase our capitalization and financial flexibility, facilitate an orderly distribution of shares for the selling stockholders and increase the size of our public float. We intend to use the net proceeds from the shares offered by us in this offering primarily for general corporate purposes, including working capital and capital expenditures. See the section titled “Use of Proceeds.”

We will not receive any of the proceeds from the sale of shares to be offered by the selling stockholders. See the section titled “Principal and Selling Stockholders.”

Risk factors	See the section titled “Risk Factors” and the other information included in this prospectus for a discussion of the factors you should consider carefully before deciding to invest in our common stock.

NYSE symbol	INVN

The number of shares of our common stock to be outstanding after this offering is based on 79,441,492 shares outstanding as of January 1, 2012, and excludes:

•

11,192,324 shares of common stock issuable upon the exercise of options outstanding as of January 1, 2012 with exercise prices ranging from $0.04 to $10.10 and a weighted average exercise price of $4.03 per share;

•	183,500 shares of common stock issuable upon the exercise of outstanding options granted subsequent to January 1, 2012 at a weighted average exercise price of $14.83 per share;

•	78,000 shares of common stock issuable upon the vesting of restricted stock units outstanding as of January 1, 2012;

•	29,700 shares of common stock issuable upon the vesting of restricted stock units granted subsequent to January 1, 2012;

•	1,074,557 shares of common stock issuable upon the exercise of warrants outstanding as of January 1, 2012 with an exercise price of $0.64 per share; and

•

9,782,922 shares of common stock available for future grant as of January 1, 2012 under our 2004 Stock Incentive Plan and our 2011 Stock Incentive Plan and additional shares of common stock that will be available for future grant under the automatic increase provisions of our 2011 Stock Incentive Plan.

Except as otherwise indicated, all information in this prospectus assumes:

•	no exercise of options or warrants subsequent to January 1, 2012; and

•	no exercise of the underwriters’ option to purchase additional shares of our common stock.

Summary Consolidated Financial Data

The following tables summarize the consolidated financial data for our business. You should read this summary financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes, all included elsewhere in this prospectus.

We derived the summary consolidated financial data for the fiscal years ended March 29, 2009, March 28, 2010 and April 3, 2011, respectively, from our audited consolidated financial statements included elsewhere in this prospectus. We derived the summary consolidated financial data as of January 1, 2012, and for the three and nine months ended December 26, 2010 and January 1, 2012, respectively, from our unaudited interim consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future.

The pro forma net income per common share data is computed using the weighted average number of shares of common stock outstanding, after giving effect to the conversion (using the if-converted method) of all shares of our convertible preferred stock into common stock as though the conversion had occurred on the original date of issuance.

We end our fiscal quarters and years on Sundays, rather than using calendar periods. Our fiscal year is either a 52- or 53-week period ending on the Sunday closest to March 31. Our three most recent fiscal years ended on March 29, 2009 (“fiscal year 2009”), March 28, 2010 (“fiscal year 2010”) and April 3, 2011 (“fiscal year 2011”). Fiscal year 2011 was comprised of 53 weeks, while fiscal years 2010 and 2009 were comprised of 52 weeks. The third fiscal quarter in each of our two most recent fiscal years ended on December 26, 2010 (“three months ended December 26, 2010”) and January 1, 2012 (“three months ended January 1, 2012”).

Consolidated Statement of Operations Data:

	Fiscal Year			Three Months Ended		Nine Months Ended
	2009	2010	2011	Dec. 26, 2010	January 1, 2012	Dec. 26, 2010	January 1, 2012
	(in thousands)
					(unaudited)
Net revenue	$29,025	$79,556	$96,547	$27,170	$41,229	$72,695	$119,890
Cost of revenue(1)	15,548	36,073	43,647	11,827	18,538	33,014	52,919

Gross profit	13,477	43,483	52,900	15,343	22,691	39,681	66,971
Operating expenses:
Research and development(1)	8,545	13,085	15,826	3,792	4,758	11,380	14,099
Selling, general and administrative(1)	4,632	8,427	15,596	4,863	4,427	11,478	12,836

Total operating expenses	13,177	21,512	31,422	8,655	9,185	22,858	26,935
Income from operations	300	21,971	21,478	6,688	13,506	16,823	40,036
Other income (expense):
Change in fair value of warrant liabilities(2)	—	(6,363)	(4,025)	—	—	(4,025)	—
Other income (expense), net	(66)	(67)	31	(16)	(43)	(1)	166

Other income (expense)—net	(66)	(6,430)	(3,994)	(16)	(43)	(4,026)	166
Income before income taxes	234	15,541	17,484	6,672	13,463	12,797	40,202
Income tax provision	38	399	8,137	1,955	2,887	5,998	9,147

Net income(3)	196	15,142	9,347	4,717	10,576	6,799	31,055
Net income allocable to preferred stockholders(3)	196	12,150	7,716	3,684	5,157	5,631	20,618

Net income attributable to common stockholders(3)	$—	$2,992	$1,631	$1,033	$5,419	$1,168	$10,437

Net income per common share attributable to common stockholders:
Basic	$—	$0.18	$0.09	$0.06	$0.11	$0.07	$0.36

Diluted	$—	$0.17	$0.08	$0.05	$0.10	$0.06	$0.34

Weighted average shares outstanding in computing net income per share attributable to common stockholders:
Basic	15,430	16,542	17,592	17,815	49,890	17,575	28,770

Diluted	17,519	20,867	22,202	22,281	55,294	22,144	33,591

Pro forma net income per common share:
Basic			$0.14		$0.14		$0.44

Diluted			$0.13		$0.13		$0.41

Weighted average shares outstanding pro forma:
Basic			67,903		74,541		70,976

Diluted			74,079		80,387		76,679

(1)	Includes stock-based compensation expense attributable to employees and non-employees as follows:

	Fiscal Year			Three Months Ended		Nine Months Ended
	2009	2010	2011	December 26, 2010	January 1, 2012	December 26, 2010	January 1, 2012
	(in thousands)
				(unaudited)
Cost of revenue	$68	$233	$261	$71	$78	$203	$237
Research and development	184	536	946	235	349	693	995
Selling, general and administrative	258	537	983	257	474	746	1,275

Total stock-based compensation expense	$510	$1,306	$2,190	$563	$901	$1,642	$2,507

(2)	Refers to the change in fair value of our warrants as required by ASC 815-40-15. Please see Note 6 to our consolidated financial statements for an additional explanation of the change in fair value of warrant liabilities.

(3)	Please see Note 1 to our consolidated financial statements for an explanation of the method used to calculate net income allocable to preferred stockholders and net (loss) income attributable to common stockholders, including the method to calculate the number of shares used in the computation of the per share amounts.

As adjusted consolidated balance sheet data as of January 1, 2012 in the table below gives effect to our receipt of the estimated net proceeds from this offering, at a public offering price of $14.85 per share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Consolidated Balance Sheet Data:

	As of January 1, 2012
	Actual	As Adjusted
	(in thousands)
	(unaudited)
Cash and cash equivalents	$130,127	$136,693
Short-term investments	9,516	9,516
Working capital(1)	157,312	163,878
Total assets	176,112	182,678
Total debt, including current portion	56	56
Common stock	127,631	134,681
Total stockholders’ equity	161,828	168,393

(1)	Working capital is defined as total current assets minus total current liabilities.

RISK FACTORS

Investing in our common stock involves a high degree of risk. Before making an investment in our common stock, you should carefully consider the following risk factors, in addition to the other information included in this prospectus. If any of the following risks occur, our business, financial condition or results of operations would likely suffer. In that case, the trading price of our common stock could decline, and you may lose all or part of the money you paid to buy our common stock.

Risks Related to Our Business

We are dependent upon the continued market acceptance and adoption of motion processing and, in particular, the adoption of our MotionProcessing solutions in consumer electronics products.

Our products are currently used to provide motion sensing and processing functionality, primarily in consumer electronics products for video gaming and mobile and handheld devices, including smartphones and tablet devices. Motion sensing utilizes gyroscopes, accelerometers and other sensors (increasingly integrated together to reduce the number of discrete sensors) to measure the motion of the device when manipulated by the user, and enables applications such as re-orienting a screen on a smartphone from portrait mode to landscape mode and providing an interface for motion-based commands for video gaming. A motion processing platform, on the other hand, is a complete system-level solution that delivers improved functionality and performance because it integrates various motion sensors with digital control and processing, and provides high-level programming interfaces. Motion processing is a relatively new technology for many consumer electronics products that can be utilized in a number of applications, including motion-based video games or user interfaces for smartphones. We have developed a MotionProcessing platform that we consider to be proprietary.

Market adoption and acceptance of motion processing technology, including our MotionProcessing platform, in consumer electronics products is dependent on a number of factors that are outside of our control. For example, device manufacturers must decide whether incorporating the improved functionality and performance that comes with motion processing will result in improved sales and market acceptance of their products. In addition, device manufacturers may not be able to integrate motion sensing or processing technologies into their products in a manner that they, or their customers, consider to deliver cost-effective, compelling functionality, and developers may not introduce applications that employ motion processing in a compelling way. In addition, there are a number of companies that claim intellectual property ownership over motion as a user interface, and these claims could discourage manufacturers from integrating motion processing technology into their products. At least one company has been successful in entering into a license agreement with a major video gaming manufacturer after commencing patent infringement litigation over these claims, and others have commenced patent infringement litigation as well as administrative proceedings before the United States International Trade Commission that attempt to prohibit the importation into the United States of the Nintendo Wii. Concern over potential patent infringement claims and related litigation may discourage consumer electronics manufacturers from incorporating motion processing functionality into their products. We have little control over market adoption and acceptance of our motion sensing products and motion processing technology, and, to the extent the market does not embrace the added functionality and performance that our products can provide to various consumer electronics products, our net revenue and operating results may be adversely affected.

We are particularly dependent upon the continued adoption of motion processing solutions, including our MotionProcessing solution, in mobile handheld devices, including smartphones and tablet devices. While smartphone manufacturers have begun to incorporate advanced motion sensing functionality, including three-axis gyroscopes, into their devices, if applications that utilize this functionality are not developed or if consumers do not find the applications provided by motion processing technology compelling, mobile device manufacturers may curtail their adoption of this technology. Consequently, our net revenue may fall short of our expectations and operating results could be adversely affected. Any unanticipated delay in the launch or decline in the volume of our customers’ smartphone and tablet device platforms into which we have been designed may negatively impact our net revenue.

The adoption of motion processing solutions, and, in particular, our MotionProcessing solution, in mobile handheld devices and other consumer electronics products, is dependent to a substantial degree upon the development of software applications written by third-party developers that utilize motion processing technology to provide a compelling user experience and consumer demand for such applications. If consumers or device manufacturers do not find the enhanced performance of devices employing motion processing technology to be compelling or sufficient to justify the additional cost of including the technology in their products, our net revenue and operating results may be adversely affected.

We face intense competition based on a number of factors, including price, and we expect competition to increase in the future, which could have an adverse effect on our net revenue, potential net revenue growth rate and market share.

The market for motion processing products is highly competitive, particularly in the market for consumer electronics, which is highly sensitive to price. In the market for consumer electronics, we compete to various degrees on the basis of our products’ size, price, integration, performance, product roadmap, and reliability. Competition may increase and intensify if more and larger semiconductor companies, or the internal resources of large, integrated original equipment manufacturers, or OEMs, enter our markets. Increased competition could result in price pressure, reduced profitability and loss of market share, any of which could materially and adversely affect our business, net revenue and operating results.

We face competition primarily from integrated semiconductor manufacturers, such as Analog Devices, Inc., Epson Toyocom Corporation, Freescale Semiconductor, Inc., Kionix, Inc. (a wholly owned subsidiary of Rohm Co., Ltd.), MEMSIC, Inc., Murata Manufacturing Co., Ltd., Panasonic Corporation, Robert Bosch GmbH, Sensor Dynamics, Inc. (recently acquired by Maxim Integrated Products, Inc.), Sony Corporation, STMicroelectronics N.V. and VTI Technologies, Inc. (recently acquired by Murata), from in-house development organizations within some of our potential customers and from smaller companies specializing in MEMS and motion-sensing products, including those that provide motion-sensing products offering less functionality at a lower cost, such as accelerometers. Our primary competitor in most of our target markets is STMicroelectronics. We also compete with large, sophisticated platform developers that may prefer to integrate less sophisticated motion sensors and to develop their own motion processing application interfaces for developers, marginalizing the total solution we offer. Additionally, competitors that have traditionally focused on industrial or automotive applications for MEMS motion sensors may pursue the consumer electronics market, thus intensifying competition for our products. We expect competition in the markets in which we participate to increase in the future as existing competitors improve or expand their product offerings.

Most of our current competitors have longer operating histories, significantly greater resources, greater brand recognition and a larger base of customers than we do. Some of our competitors also have in-house vertically integrated manufacturing capabilities. In addition, these competitors may have greater credibility with our existing or prospective customers and in some cases are already providing components for products to such existing and prospective customers that may in the future include motion processing solutions. Moreover, many of our competitors have been doing business with our customers or potential customers for a long period of time and have established relationships that may provide them with information regarding future market trends and requirements that may not be available to us. Additionally, some of our larger competitors may be able to provide greater incentives to customers through rebates and similar programs. Finally, some of our competitors with multiple product lines may bundle their products to offer customers a broader product portfolio at a more competitive price point. These factors may make it difficult for us to gain or maintain market share.

The average selling prices of our products could decrease, which could have a material adverse effect on our net revenue and gross margins.

Our primary customers expect the average selling prices of our products to continue to decrease over time as a result of agreements we enter into with our customers from time to time, competitive pricing pressures, new product introductions by us or our competitors, product end-of-life programs and for other reasons. We have experienced and may continue to experience substantial period-to-period fluctuations in future operating results due to the erosion of the average selling prices of our products. If we are unable to offset any reductions in our average selling prices by implementing internal cost reduction programs, increasing our sales volumes or introducing new products with higher gross margins, our net revenue and gross margins will decline, which could have a material adverse effect on our results of operations.

To date, a significant amount of our net revenue has been attributable to demand for our products in the video gaming market. This market may decline or remain flat. Even if the market grows, such growth may not benefit the video game consoles that incorporate our products. Any of these potential developments could have a material adverse effect on our business, net revenue and operating results.

We derive a significant amount of our net revenue from the video gaming market. Currently, there are three major providers of video gaming consoles, and our products have only been incorporated by one of these console providers. While the other two video gaming companies have introduced video gaming accessories or consoles that incorporate motion-based video gaming functionality, our MotionProcessing solutions have not been incorporated into these new products. Future generations of video gaming consoles and video gaming accessories may not adopt motion processing at all or, if they do, may use our competitors’ products, internally developed solutions or alternative technologies not based on MEMS sensors. If we are not successful in obtaining design wins in new generations of video gaming accessories or consoles, if video gaming consoles or accessories that incorporate our products are not successful, or if video games that utilize the functionality provided by our MotionProcessing products are not successful, our net revenue and operating results will decline. Further, while the overall video gaming market has performed well over the past several years, even if we achieve design wins, the video gaming market or the market for specific products incorporating our solutions may not continue to grow or may decline for a number of reasons outside of our control, including competition among video gaming companies, market saturation, the lack of compelling video game titles or the emergence of alternative forms of entertainment.

Additionally, the video gaming market is subject to volatility from changes in the macroeconomic environment as well as industry specific trends, such as trends resulting from announcements by one of the major video gaming companies or from the console cycle of video gaming consoles. Any decline or volatility in the overall video gaming industry could cause our net revenue and operating results to fall short of expectations or decline.

We currently depend on Nintendo for a material portion of our net revenue, and the loss of, or a substantial reduction in orders from, Nintendo would significantly reduce our net revenue and adversely impact our operating results.

Nintendo Co. Limited accounted for approximately 34% of our net revenue for the nine months ended January 1, 2012. We expect that sales to Nintendo will continue to account for a substantial portion of our net revenue for the foreseeable future. The loss of, or a substantial reduction in orders from, Nintendo would have a significant negative impact on our business. While we work closely with Nintendo to develop forecasts for periods of up to one year, these forecasts are not legally binding and may be unreliable, and we do not typically obtain firm purchase orders or commitments from Nintendo that extend beyond a short period. Nintendo, like other customers, might increase, cancel, reduce or reschedule forecasts and orders with us on relatively short notice, which could expose us to the risks of insufficient capacity or excess inventory and could have a material adverse impact on our operating results. For example, Nintendo reduced its orders for our products below levels we had anticipated during fiscal years 2011 and 2010, which negatively impacted our net revenue.

To date, a substantial majority of the products we have sold to Nintendo have been incorporated into the Wii MotionPlus accessory, the Wii Remote Plus controller used with the Nintendo Wii video gaming console and the 3DS gaming console. Because a large portion of our net revenue is tied to Nintendo gaming products, we expect to remain dependent on the continued success of products and related video games utilizing motion processing for the foreseeable future.

The Wii is in the fifth year of its console cycle, which refers to the life cycle of video game consoles, which we believe is typically about five years. Nintendo has announced its intention to introduce a successor to the Wii. If sales of the Wii console decline, our sales based on Wii MotionPlus accessories and Wii Remote Plus controllers included with new console sales will also decline.

Nintendo may choose to develop a second source for motion processing components in order to reduce its exposure to the risks associated with a single source of supply. In addition, Nintendo may in the future choose to adopt a solution that is different from ours or use motion processing components or motion processing solutions supplied by competitors or developed internally. Any of these developments would significantly harm our business.

If we fail to develop and introduce new or enhanced products on a timely basis, our ability to attract and retain customers could be impaired, and our competitive position could be harmed.

We operate in a dynamic environment characterized by rapidly changing technologies and industry standards, and rapid technological obsolescence. To compete successfully, we must design, develop, market and sell new or enhanced products that provide increasingly higher levels of performance, integration and reliability and meet the cost expectations of our customers. A key element of our product strategy is to integrate additional sensors and motion processing functionality into our products. For instance, we have expanded our product line from three-axis gyroscopes to a six-axis device that includes a three-axis gyroscope, three-axis accelerometer and motion processing functionality. In addition, our latest generation product, the nine-axis MPU-9150, combines our three-axis MEMS gyroscope, three-axis MEMS accelerometer, MotionFusion technology and MotionApps platform with a third-party three-axis e-compass. The introduction of new products by our competitors, the market acceptance of products based on new or alternative technologies, or the emergence of new industry standards could render our existing or future products obsolete.

If we fail to successfully manage the transition to products using our next generation six-and nine-axis MotionProcessors or more highly integrated products, we will lose net revenue and our operations could be materially and adversely affected.

Substantially all of our recent product shipments have been motion sensing devices incorporating two- and three-axis gyroscopes. We have introduced, and intend to continue to introduce, more highly integrated products that include greater motion sensing functionality and further enhancements to on-board motion processing capabilities. We may not be successful in achieving market acceptance of our more highly integrated single-chip products on the financial or other terms that we expect to obtain, and existing or potential new customers may instead rely on multi-chip, discrete motion sensor solutions. This could result in the loss of net revenue and earnings and potential inventory write-downs or obsolescence.

If we fail to expand sales in our current markets, develop new customers and penetrate new markets, particularly the market for handheld devices, our net revenue and potential net revenue growth rate could be materially and adversely affected.

Other than applications in the video gaming market, where we have historically derived the significant majority of our net revenue, to date, our MotionProcessing solutions have been employed in a limited number of other applications, such as smartphones and tablet devices, digital still and video cameras, digital television and set-top box remote controls, 3D mice and remote-controlled toys. Our future net revenue growth, if any, will depend on our ability to expand sales in our current markets, develop new customers and penetrate new markets. We anticipate that there may be a significant near-term opportunity for our products in the market for smartphones and tablet devices, and in particular devices that are enabled by the Android operating system or devices with high resolution cameras where optical image stabilization (OIS) is important to producing quality images. If new markets do not develop as we currently anticipate, or if we are unable to penetrate new markets or the market for smartphones and tablet devices successfully, our net revenue and net revenue growth rate could be materially and adversely affected.

While the general market for handheld devices is very fragmented, a limited number of manufacturers command a relatively large share of the market for smartphones with enhanced functionality running the Android operating system, and it is this portion of the market that presents the most attractive opportunity for our MotionProcessing solutions. All of these potential customers are large, multinational companies with substantial negotiating power relative to us over price and terms of supply. Securing design wins with any of these companies or other smartphone manufacturers will require a substantial investment of our time and resources. Some of these companies produce products that already include motion sensors, and they may decide not to adopt our MotionProcessing solutions. Additionally, the smartphone market is subject to a unique set of industry dynamics, such as shorter design cycles and multiple devices and manufacturers. The smartphone market is highly competitive, and if we are unable to successfully navigate the unique dynamics of such market, if we are unable to adapt our products in response to any future changes in the requirements of the Android operating system, or if the products of manufacturers that choose to incorporate our solutions are not commercially successful, our net revenue may not grow and our operating results may be adversely affected.

In addition, we are targeting the market for digital television and set-top box remote controls that we believe will benefit from motion processing functionality for enhanced user interfaces. Currently, applications for motion processing in this market are limited due to the limited marginal adoption of next generation digital televisions and set-top boxes that utilize a motion-based interface. While we believe this market represents a large growth opportunity, it is still in the early stages of development. If this market fails to develop as we anticipate, or if we are unable to manage our business in a way that allows us to capture this growth opportunity, our net revenue and operating results may be adversely affected.

Even if we are successful in securing design wins with handheld device manufacturers, many of them produce a large number of products and models, and our products may be incorporated into only a few of them. If we fail to penetrate this market or other new markets upon which we target our resources, or we are successful in penetrating only relatively low volume product lines, our net revenue and potential net revenue growth rate will be adversely affected and our financial condition could suffer.

Our sales are subject to a competitive selection process conducted by our prospective customers that can be lengthy and require us to expend significant resources, even though we ultimately may not be selected.

The process of identifying potential new customers, developing their interest in our products, moving through their design cycle, obtaining a design win, obtaining purchase orders and entering into volume production is extremely time consuming. We compete during our customers’ product design and planning processes to achieve “design wins,” which refers to a customer’s decision to include one of our solutions in its products under development. These selection processes can be lengthy and can require us to invest significant time and effort. Our products may not be selected during a customer’s design process, and we may not generate net revenue despite incurring expenses and devoting significant resources to achieving a design win. Because the life cycles for our customers’ products can last several years and changing suppliers involves significant cost, time, effort and risk, our failure to be selected in a competitive design process can result in our foregoing net revenue from a given customer’s product line for the life of that product.

Although we have a number of customers that have purchased our products in production volumes, such customers are significantly smaller than our largest customer. Typically, many customers, including most of our current customers, initially include our products in only one or a few product lines. It generally takes time for sales volumes of a new product line to grow and for customers to incorporate one of our solutions into additional product lines, if any. Even after we achieve a design win, a customer may decide to cancel or change its product plans, may fail to commercialize its products, or those products may fail to achieve market acceptance, any of which could cause us to fail to generate sales from a particular design win and adversely affect our results of operations. Further, failure to achieve design wins could result in lost sales and hurt our prospects in future competitive selection processes because we may not be perceived as a preferred or competitive vendor.

We rely on a limited number of third parties to supply, manufacture and assemble our products, and the failure to manage our relationships with our third-party contractors could adversely affect our ability to produce, market and sell our products.

We do not have our own manufacturing facilities. We operate based on an outsourced manufacturing business model that utilizes third-party foundry and packaging capabilities. Relying on third-party manufacturing, assembly and packaging presents significant risks to us, including the following:

•	reduced control over delivery schedules, yields and product reliability;

•	price increases;

•	the failure of a key supplier to perform its obligations to us for technical, market or other reasons;

•	challenges presented by introducing our fabrication processes to new suppliers or deploying them in new foundries;

•	difficulties in establishing additional manufacturing suppliers if we are presented with the need to transfer our manufacturing process technologies to them;

•	shortages of materials;

•	misappropriation of our intellectual property; and

•	limited warranties on wafers or products supplied to us.

The performance of our third-party manufacturers is outside of our control. At present, we depend upon Taiwan Semiconductor Manufacturing Company (TSMC) to manufacture most of our products.

Although we are not obligated to purchase a specific volume of products from, or to contract with, TSMC on an exclusive basis, we anticipate that we will be dependent on TSMC to supply most of our commercial volume shipments of products during the remainder of this fiscal year and a substantial portion of our products in the following fiscal year. We expect that it would take approximately nine to 16 months to transition our manufacturing to new third-party manufacturers that have not already begun installing our manufacturing processes. Such a transition would likely require certain customers to qualify our new manufacturers. If one or more of our third-party contractors or other outsourcers fail to perform their obligations in a timely manner or at satisfactory quality levels, our ability to bring products to market, the reliability of our products and our reputation could suffer.

For example, in 2007, one of our former third-party manufacturers failed to supply us with the number of wafer components that it had accepted as a firm commitment order, which adversely impacted our ability to meet our commitments to ship products to our customers. In the future, if our third-party manufacturers fail to deliver quality products and components on time and at reasonable prices, we could have difficulties fulfilling our customer orders, our net revenue could decline and our business, financial condition and results of operations would be adversely affected. In addition, if our foundry partners materially increase their prices for the fabrication of our products, our business would be materially harmed.

Our third-party manufacturers may not allocate sufficient capacity for us to have our products produced and shipped to our customers on a timely basis, which may materially adversely affect our growth and our results of operations.

We rely on third-party foundries for our CMOS-MEMS wafer fabrication, assembly and packaging services. We make substantially all of our purchases through purchase orders based on our own rolling forecasts, and our third-party manufacturers are not required to supply us products beyond these forecasted quantities. Beyond minimal capacity guarantees, most of our third-party manufacturers do not have any obligations to provide us with additional capacity on a timely basis.

We generally place orders for products with some of our suppliers approximately three to four months prior to the anticipated delivery date, with order volumes based on our forecasts of demand from our customers. Accordingly, if we inaccurately forecast demand for our products, we may be unable to obtain adequate and cost-effective foundry or assembly capacity from our third-party manufacturers to meet our customers’ delivery requirements, or we may accumulate excess inventories. On occasion, we have been unable to adequately respond to unexpected increases in customer purchase orders and therefore were unable to benefit from this incremental demand. In addition, our third-party manufacturers may prioritize orders placed by other companies that order higher volumes of products, many of whom are larger and more established than us. In the event that manufacturing capacity is reduced or eliminated at one or more of our third-party manufacturers’ facilities, we could have difficulties fulfilling our customer orders, and our net revenue and results of operations could decline.

Failure to achieve expected manufacturing yields for our products could negatively impact our operating results.

Manufacturing yields for our products are a function of product design, which is developed largely by us, and process technology, some of which is proprietary to our foundries. Low yields may result from either product design or process technology failures. We do not know whether a yield problem exists until our products are manufactured based on our design. When a yield issue is identified, the product is analyzed and tested to determine the cause. As a result, yield deficiencies may not be identified until well into the production process. We are in the process of bringing up a new, high volume foundry and, based on our past experience, we may experience delays or product yield issues as this facility increases production volumes in the future. Resolution of yield problems requires cooperation among, and communication between, us and our foundries. Because of our potentially limited access to wafer foundry capacity, decreases in manufacturing yields could result in an increase in our costs, cause us to fail to meet product delivery commitments and force us to allocate our available product supply among end customers. Lower than expected yields could potentially harm our operating results, our customer relationships and our reputation.

Our failure to anticipate or timely develop new or enhanced products or technologies in response to technological change could result in decreased net revenue and our competitors achieving more design wins. In particular, we may experience difficulties with product design, manufacturing or marketing that could delay or prevent our development, introduction or marketing of new or enhanced products, including products with higher levels of sensor integration such as our nine-axis device, which has not yet commenced production in commercial quantities. If we fail to introduce new or enhanced products with potentially greater integration that meet the needs of our customers or penetrate new markets in a timely fashion, we will lose market share and our operating results will be adversely affected.

Our future success depends on the continuing efforts of our founder, President, Chief Executive Officer and Chairman, Steven Nasiri, and other key personnel, and on our ability to successfully attract, train and retain additional key personnel.

Our future success depends heavily upon the continuing services of the members of our senior management team and various engineering and other technical personnel. In particular, our founder, President, Chief Executive Officer and Chairman, Steven Nasiri, has been and remains central to the development and advancement of the Nasiri-Fabrication platform and the MEMS technology that is the foundation of our ability to design, develop and manufacture our MotionProcessing solutions, and to the management of our engineering, product development, manufacturing, operations and sales organizations. In addition, our engineers and other technical personnel are critical to our future technological and product innovations.

If one or more of our senior executives or other key personnel are unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all, our business may be disrupted, and our financial condition and results of operations may be materially and adversely affected. In addition, if any member of our senior management team or any of our other key personnel joins a competitor or forms a competing company, we may experience material disruption of our operations and development plans and lose customers, distributors, know-how and key professionals and staff members, and we may incur increased operating expenses as the attention of other senior executives is diverted to recruit replacements for key personnel. Our industry is characterized by high demand and intense competition for talent, and the pool of qualified candidates is very limited. We cannot ensure that we will be able to retain existing, or attract and retain new, qualified personnel, including senior executives and skilled engineers, whom we will need to achieve our strategic objectives. In addition, our ability to train and integrate new employees into our operations may not meet the growing demands of our business. The loss of any of our key personnel or our inability to attract or retain qualified personnel, including engineers and others, could delay the development and introduction of, and would have an adverse effect on our ability to sell, our products, which could harm our overall business and growth prospects.

Our intellectual property is integral to our business. If we are unable to protect our intellectual property, our business could be adversely affected.

Our success depends in part upon our ability to protect our intellectual property. To accomplish this, we rely on a combination of intellectual property rights, including patents, copyrights, trademarks and trade secrets in the United States and in selected foreign countries where we believe filing for such protection is appropriate. Our ability to use and prevent others from using our Nasiri-Fabrication platform, which is the subject of several patents and patent applications, is crucial to our success. Effective patent, copyright, trademark and trade secret protection may be unavailable, limited or not applied for in some countries. Some of our products and technologies are not covered by any patent or patent application. We cannot guarantee that:

•	any of our present or future patents or patent claims will not lapse or be invalidated, circumvented, challenged or abandoned;

•	our intellectual property rights will provide competitive advantages to us;

•	our ability to assert our intellectual property rights against potential competitors or to settle current or future disputes will not be limited by our agreements with third parties;

•	any of our pending or future patent applications will be issued or have the coverage originally sought;

•	our intellectual property rights will be enforced in jurisdictions where legal protection may be weak;

•	third parties will not infringe our key intellectual property, and specifically, the Nasiri-Fabrication platform;

•

any of the trademarks, copyrights, trade secrets or other intellectual property rights that we presently employ in our business will not lapse or be invalidated, circumvented, challenged or abandoned; or

•	we will not lose the ability to assert our intellectual property rights against others.

In addition, our competitors or others may design around our protected patents or technologies. Effective intellectual property protection may be unavailable or more limited in one or more relevant jurisdictions relative to the protections available in the United States, or may not be applied for in one or more relevant jurisdictions. If we pursue litigation to assert our intellectual property rights, an adverse judicial decision in any of these legal actions could limit our ability to assert our intellectual property rights, limit the value of our technology or otherwise negatively impact our business, financial condition and results of operations.

Monitoring unauthorized use of our intellectual property is difficult and costly. Unauthorized use of our intellectual property may have occurred or may occur in the future. Although we have taken steps to try to minimize the risk of this occurring, any such failure to identify unauthorized use and otherwise adequately protect our intellectual property would adversely affect our business.

Moreover, if we are required to commence litigation, whether as a plaintiff or defendant, not only would this be time-consuming, but we would also be forced to incur significant costs and divert our attention and efforts of our employees, which could, in turn, result in product development delays, lower net revenue and higher expenses and potentially invite counter claims and other legal challenges.

We also rely on customary contractual protections with our customers, suppliers, distributors, employees and consultants, and we implement security measures to protect our trade secrets. We cannot ensure that these contractual protections and security measures will not be breached, that we will have adequate remedies for any such breach or that our suppliers, employees or consultants will not assert rights to intellectual property arising out of such contracts.

We may face claims of intellectual property infringement, which could be time-consuming and costly to defend or settle and, if adversely adjudicated, could result in the loss of significant rights.

The semiconductor and MEMS industries are characterized by companies that hold large numbers of patents and other intellectual property rights and that vigorously pursue, protect and enforce intellectual property rights. For example, a third party has asserted that our Z-axis gyroscope infringes a patent held by it, and two of our competitors have made generalized assertions that our products may infringe patents held by them and have requested that we meet with them to discuss the matter. In the future other third parties may assert against us and our customers and distributors their patent and other intellectual property rights to technologies that are important to our business.

Claims that our products, processes or technology infringe third-party intellectual property rights, regardless of their merit or resolution, could be costly to defend or settle and could divert the efforts and attention of our management and technical personnel. In addition, many of our customer and distributor agreements, including our agreement with our largest customer, require us to indemnify and defend our customers or distributors, as applicable, from third-party infringement claims and pay damages in the case of adverse rulings. Claims of this sort also could harm our relationships with our customers or distributors and might deter future customers from doing business with us. We do not know whether we will prevail in the current proceeding to which we are a party or in any future proceedings given the complex technical issues involved and the inherent uncertainties in intellectual property litigation. If any such proceedings result in an adverse outcome, we could be required to:

•	cease the manufacture, use or sale of the infringing products, processes or technology;

•	pay substantial damages for infringement;

•	expend significant resources to develop non-infringing products, processes or technology;

•	license technology from the third party claiming infringement, which license may not be available on commercially reasonable terms, or at all;

•	cross-license our technology to a competitor to resolve an infringement claim, which could weaken our ability to compete with that competitor; or

•	pay substantial damages to our customers or end users to discontinue their use of or to replace infringing technology sold to them with non-infringing technology.

Any of the foregoing results could have a material adverse effect on our business, financial condition and results of operations.

Due to our limited operating history, we may have difficulty in accurately predicting our future net revenue and appropriately budgeting our expenses.

We began doing business in 2003 and did not begin to generate net revenue until the first quarter of fiscal year 2007. We generated approximately 73% and 34% of our net revenue for fiscal year 2011 and the nine months ended January 1, 2012, respectively, from a single customer. As a result, we have only a limited operating history from which to predict future net revenue from multiple customers. This limited operating experience, combined with the rapidly evolving nature of the markets in which we sell our products, substantial uncertainty concerning how these markets may develop and other factors beyond our control, reduces our ability to accurately forecast quarterly or annual net revenue. We are currently expanding our staffing, implementing new internal systems, and increasing our expense levels in anticipation of future growth. If our net revenue does not increase as we expect relative to the growth of our operating expenses, our operating margins could be negatively affected or we could incur significant losses.

We are subject to order and shipment uncertainties, and differences between our estimates of customer demand and actual results could negatively affect our inventory levels, sales and operating results.

Our net revenue is generated on the basis of purchase orders with our customers rather than long-term purchase commitments. In addition, our customers can cancel purchase orders or defer the shipments of our products under certain circumstances. For example, in September 2009, our major customer requested that we delay shipment of products that we had expected to ship pursuant to firm purchase orders to that customer during the third quarter of fiscal year 2010. Our products are manufactured by third-party manufacturers according to our estimates of customer demand, which requires us to make separate demand forecast assumptions for every customer, each of which may introduce significant variability into our aggregate estimates. We have limited visibility into future customer demand and the product mix that our customers will require, which could adversely affect our net revenue forecasts and operating margins. Moreover, because products with motion processing platforms have only recently been introduced into many of our target markets, many of our customers could have difficulty accurately forecasting demand for their products and the timing of their new product introductions, which ultimately affects their demand for our MotionProcessing solutions.

Historically, because of this limited visibility, at times our actual results have been different from our forecasts of customer demand. Some of these differences have been material, leading to net revenue and margin forecasts different from the results we were actually able to achieve. For example, our major customer reduced its orders for our products below levels we had anticipated during fiscal year 2011. These differences may occur in the future. Conversely, if we were to underestimate customer demand or if sufficient manufacturing capacity were unavailable, we could be unable to take advantage of net revenue opportunities, potentially lose market share and damage our customer relationships and market reputation. In addition, any significant future cancellations or deferrals of product orders could materially and adversely impact our profit margins, increase our inventory write-downs due to product obsolescence and restrict our ability to fund our operations.

We may not sustain our growth rate, and we may not be able to manage any future growth effectively.

We have experienced significant growth in a short period of time. Our net revenue increased from $29.0 million in fiscal year 2009 to $79.6 million and $96.5 million in fiscal year 2010 and 2011, respectively, and from $27.2 million and $72.7 million for the three and nine months ended December 26, 2010, respectively, to $41.2 million and $119.9 million for the three and nine months ended January 1, 2012, respectively. We may not achieve similar growth rates in future periods. You should not rely on our operating results for any prior quarterly or annual period as an indication of our future operating performance. If we are unable to maintain adequate net revenue growth, our financial results could suffer and our stock price could decline.

To manage our growth successfully and handle the responsibilities of being a public company, we believe we must effectively, among other things:

•

recruit, hire, train and manage additional qualified engineers for our research and development activities, especially in the positions of design engineering, product and test engineering and applications engineering, as well as adding additional sales personnel;

•

implement improvements in our financial, administrative, and operational systems, procedures and controls necessary to support larger manufacturing and sales volumes, a greater number of customers and an increased range of products; and

•

enhance our information technology support for enterprise resource planning and design engineering by adapting and expanding our systems and tool capabilities, and properly training new hires as to their use.

Changes to the leadership or other senior members of our finance organization could result in delays in making improvements to our financial and control systems. If we are unable to manage our growth effectively, we may not be able to take advantage of market opportunities or develop new products, and we may fail to satisfy customer requirements, maintain product quality, execute our business plan or respond to competitive pressures.

If we fail to maintain proper and effective internal controls, our ability to produce accurate financial statements could be impaired, which could adversely affect our operating results, our ability to operate our business and investors’ views of us.

Maintaining adequate internal financial and accounting controls and procedures to help ensure that we can produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be re-evaluated frequently. We are be subject to the rules adopted by the Securities and Exchange Commission, or SEC, pursuant to Section 404 of the Sarbanes-Oxley Act, or Section 404, which requires us to include, beginning with our Annual Report on Form 10-K for our fiscal year ending March 31, 2013, our management’s report on and assessment of the effectiveness of our internal controls over financial reporting. In addition, beginning with our fiscal year ending March 31, 2013, our independent registered public accounting firm will be required to attest to and report on the effectiveness of our internal controls over financial reporting. Both we and our independent registered public accounting firm will be testing our internal controls in connection with the Section 404 requirements and could, as part of that documentation and testing, identify areas for further attention or improvement. In the past, we have experienced material weaknesses in our internal control over financial reporting. While we have remediated these material weaknesses, there are no assurances that similar or new weaknesses will not occur.

Implementing any appropriate changes to our internal controls may require specific compliance training of our directors, officers and employees, entail substantial costs in order to modify our existing accounting systems, and take a significant period of time to complete. Such changes may not, however, be effective in maintaining the adequacy of our internal controls, and any failure to maintain that adequacy, or consequent inability to produce accurate financial statements on a timely basis, could increase our operating costs and could materially impair our ability to operate our business. In addition, investors’ perceptions that our internal controls are inadequate or that we are unable to produce accurate financial statements may adversely affect our stock price.

As part of our ongoing efforts to improve our financial accounting organization and processes, we have hired several senior accounting personnel in the United States. However, we have only recently hired additional senior personnel with SEC reporting experience. Accordingly, we may be unable to effectively manage our public company reporting obligations following this offering, which could adversely impact our business and results of operations.

Our primary customer, our sales and support facilities, our testing facilities and our third-party manufacturers are located in regions that are subject to natural disasters, as well as in some cases geopolitical risks and social upheaval.

Currently, our wafer sort, final test and shipping operations, as well as the facilities of our third-party wafer manufacturing and assembly suppliers, are located in Canada, Japan, Singapore, Taiwan and Thailand. Our largest customer is based in Japan. We have sales and support centers in China, Japan, the Republic of Korea, United Arab Emirates and Taiwan. In addition, our headquarters are located in Northern California. Thailand, Taiwan, the Republic of Korea and Japan are susceptible to earthquakes, tsunamis, typhoons, floods and other natural disasters, and have experienced severe earthquakes, typhoons and floods in recent years that caused significant property damage and loss of life. The Northern California area is also subject to significant risk of earthquakes.

In addition, facilities located in the Republic of Korea, Taiwan and Thailand are subject to risks associated with uncertain political, economic and other conditions in Asia, including the outbreak of contagious diseases, such as the H1N1 virus, natural disasters, such as severe flooding in Thailand during the 2011 monsoon season, and political turmoil in the region. In particular, the recent earthquake and tsunami in Japan has created uncertainties concerning whether overall consumer demand for products that incorporate our devices will be reduced. Although these risks have not materially adversely affected our business, financial condition or results of operations to date, we cannot assure you that such risks will not do so in the future. We also cannot assure you that another earthquake, tsunami or other natural disaster will not occur in the Pacific Rim region, where the risk of such an event is significant due to, among other things, the proximity of major earthquake fault lines in the area. Any such future event could include power outages, fires, flooding or other adverse conditions, as well as disruption or impairment of production capacity and the operations of our manufacturers and customers, which could have a material adverse effect on us. Any disruption resulting from these events could cause significant delays in shipments of our products until we are able to shift our manufacturing, assembly or testing from the affected facilities or contract to another location or third-party vendor. Under such circumstances, there can be no assurance that alternative capacity could be obtained on favorable terms, if at all. Any catastrophic loss to any of our facilities would likely disrupt our operations, delay production, shipments and net revenue and result in significant expenses to repair or replace the facility. In particular, any catastrophic loss at the Sunnyvale, California or Taiwan facilities would materially and adversely affect our business.

Our operating results are subject to substantial quarterly and annual fluctuations due to a number of factors that could adversely affect our business and our stock price.

Our net revenue and operating results have fluctuated in the past and are likely to fluctuate in the future. These fluctuations may occur on a quarterly and on an annual basis and are due to a number of factors, many of which are beyond our control. These factors include, among others:

•	changes in end-user demand for the products manufactured and sold by our customers;

•	the receipt, reduction, cancellation or delay of significant orders by customers;

•	the gain or loss of significant customers;

•	market acceptance of our products and our customers’ products;

•	our ability to develop, introduce and market new products and technologies on a timely basis;

•	the timing and extent of product development costs;

•	new product announcements and introductions by us or our competitors;

•	incurrence of research and development and related new product expenditures;

•	seasonality or cyclical fluctuations in our markets;

•	fluctuations in manufacturing yields;

•	significant warranty claims, including those not covered by our suppliers;

•	write-downs of inventory for excess quantity and technological obsolescence;

•	changes in our product mix or customer mix;

•	intellectual property disputes;

•	loss of key personnel or the shortage of available skilled workers;

•	the effects of competitive pricing pressures, including decreases in average selling prices of our products; and

•	in cases where our products are designed into a customers’ product along with components provided by third-party suppliers, disruptions in the supply chains of such third-party suppliers.

The foregoing factors are difficult to forecast, and these, as well as other factors, could materially adversely affect our quarterly or annual operating results. In addition, a significant amount of our operating expenses are relatively fixed in nature due to our significant sales, research and development costs. Any failure to adjust spending quickly enough to compensate for a net revenue shortfall could magnify its adverse impact on our results of operations.

Our product development efforts are time-consuming and expensive and may not generate an acceptable return, if any.

Our product development efforts require us to incur substantial research and development expense. Our research and development expense was $15.8 million for fiscal year 2011 and $14.1 million for the nine months ended January 1, 2012, and we anticipate that research and development expense will increase in the future. We may not be able to achieve an acceptable return, if any, on our research and development efforts.

The development of our products is highly complex. We occasionally have experienced delays in completing the development and introduction of new products and product enhancements, and we could experience delays in the future. Unanticipated problems in developing products could also divert substantial engineering resources, which may impair our ability to develop new products and enhancements and could substantially increase our costs. Furthermore, we may expend significant amounts on research and development programs that may not ultimately result in commercially successful products. As a result of these and other factors, we may be unable to develop and introduce new products successfully and in a cost-effective and timely manner, and any new products we develop and offer may never achieve market acceptance. Any failure to successfully develop future products would have a material adverse effect on our business, financial condition and results of operations.

The complexity of our products could result in unforeseen delays or expenses caused by defects or bugs, which could delay the introduction or acceptance of our new products, damage our reputation with current or prospective customers and adversely affect our operating costs.

Our highly complex motion sensing and processing products may contain defects and bugs when they are first introduced or as new versions are released. We have in the past experienced, and may in the future experience, defects and bugs. There may be additional defects and bugs contained in our products that, due to our limited operating history, may not have manifested. If any of our products contains defects or bugs, or has reliability, quality or other problems, we may not be able to successfully correct such problems. Consequently, our reputation may be damaged and customers may be reluctant to buy our products, which could materially and adversely affect our ability to retain existing customers and attract new customers. In addition, these defects or bugs could interrupt or delay sales to our customers. If any of these problems are not found until after we have commenced commercial production of a new product, we may be required to incur additional development costs and product recall, repair or replacement costs. These problems may also result in claims against us by our customers or others. As a result, our operating costs could be adversely affected.

We are subject to warranty and product liability claims and product recalls that may require us to make significant expenditures to defend against these claims or pay damage awards.

From time to time, we may be subject to warranty or product liability claims that may require us to make significant expenditures to defend against these claims or pay damage awards. In the event of a warranty claim, we may also incur costs if we compensate the affected customer. For example, under the terms of our contracts with our larger customers, we are obligated to replace, repair or refund payment for defective products discovered by the customer generally for a period of up to three years after such products are delivered, and we remain responsible and liable for any latent defects caused by reasons attributable to us even after the contractual warranty period has elapsed. We maintain product liability insurance, but this insurance is limited in amount and subject to significant deductibles. There is no guarantee that our insurance will be available or adequate to protect against all such claims. We also may incur costs and expenses if defects in a device we supply make it necessary to recall a customer’s product. The process of identifying a recalled device in products that have been widely distributed may be lengthy and require significant resources, and we may incur significant replacement costs, contract damage claims from our customers and reputational harm. Costs or payments made in connection with warranty and product liability claims and product recalls could have a material adverse effect on our financial condition and results of operations.

Our business, financial condition and results of operations could be adversely affected by the political and economic conditions of the countries in which we conduct business and other factors related to our international operations.

Sales to end customers in Asia accounted for 98% of our net revenue in fiscal year 2011 and 91% of our net revenue for the nine months ended January 1, 2012. In addition, approximately 41% of our employees are located in Asia, and substantially all of our products are manufactured, assembled or tested in Asia. Multiple factors relating to our international operations and to the particular countries in which we operate could have a material adverse effect on our business, financial condition and results of operations. These factors include:

•	changes in political, regulatory, legal or economic conditions;

•

restrictive governmental actions, such as restrictions on the transfer or repatriation of funds and foreign investments and trade protection measures, including export duties, quotas, customs duties and tariffs;

•	disruptions of capital and trading markets;

•	changes in import or export licensing requirements;

•	transportation delays;

•	civil disturbances or political instability;

•	geopolitical turmoil, including terrorism, war or political or military coups;

•	public health emergencies;

•	currency fluctuations relating to our international operating activities;

•	differing employment practices and labor standards;

•	limitations on our ability under local laws to protect our intellectual property;

•	local business and cultural factors that differ from our customary standards and practices;

•	nationalization and expropriation;

•	changes in tax laws; and

•	difficulties in obtaining distribution and support services.

Substantially all of our products and our end customers’ products are manufactured in Taiwan and China. Any conflict or uncertainty in these countries, including due to public health or safety concerns, could have a material adverse effect on our business, financial condition and results of operations.

We are subject to the cyclical nature of the semiconductor and consumer electronics industries.

The semiconductor and consumer electronics industries are highly cyclical and are characterized by constant and rapid technological change, rapid product obsolescence and price erosion, evolving standards, short product life cycles and wide fluctuations in product supply and demand. These industries experienced a significant downturn as part of the broader global recession in 2008 and 2009. Industry downturns have been characterized by diminished product demand, production overcapacity, high inventory levels and accelerated erosion of average selling prices. The recent downturn and any future downturns could have a material adverse effect on our business and operating results. Furthermore, any upturn in the semiconductor or consumer electronics industries could result in increased competition for access to the third-party foundry and assembly capacity on which we are dependent to manufacture and assemble our products. None of our third-party foundry or assembly contractors has provided assurances that adequate capacity will be available to us in the future.

Our business is subject to seasonality, which causes our net revenue to fluctuate.

In addition to the general cyclicality of the semiconductor and consumer electronics industries, our business is subject to seasonality because of the nature of our target markets. At present, virtually all of our motion processing products are sold in the consumer electronics market. Sales of consumer electronics tend to be weighted towards holiday periods, and many consumer electronics manufacturers typically experience seasonality in sales of their products. Seasonality affects the timing and volume of orders for our products as our customers tend to increase production of their products that incorporate our solutions in the first three quarters of our fiscal year in order to build inventories for the holiday season. Sales of our products tend to correspondingly increase during these quarters and to significantly decrease in the fourth quarter of our fiscal year. For example, our net revenue was $27.2 million for the third quarter of fiscal year 2011, declined to $23.9 million for the fourth quarter of fiscal year 2011 and increased to $41.2 million for the third quarter of fiscal year 2012, respectively. We expect this seasonality to continue in future periods and, as a result, our operating results are likely to vary significantly from quarter to quarter.

The enactment of legislation implementing changes in U.S. taxation of international business activities or the adoption of other tax reform policies could materially impact our financial position and results of operations.

Tax bills are introduced from time to time to reform U.S. taxation of international business activities. Depending on the final form of legislation enacted, if any, the consequences may be significant for us due to the large scale of our international business activities. If any of these proposals are enacted into legislation, they could have material adverse consequences on the amount of tax we pay and thereby on our financial position and results of operations.

If we do not achieve increased tax benefits as a result of our recently implemented corporate restructuring, our financial condition and operating results could be adversely affected.

We completed a restructuring of our corporate organization during fiscal year 2011 to more closely align our corporate structure with the international nature of our business activities. This corporate restructuring activity has allowed us to reduce our overall effective tax rate through changes in how we develop and use our intellectual property and the structure of our international procurement and sales operations, including by entering into transfer-pricing arrangements that establish transfer prices for our intercompany transactions. We anticipate achieving a reduction in our overall effective tax rate in future periods as well. There can be no assurance that the taxing authorities of the jurisdictions in which we operate or to which we are otherwise deemed to have sufficient tax nexus will not challenge the tax benefits that we expect to realize as a result of the restructuring. In addition, future changes to U.S. or non-U.S. tax laws, including proposed legislation to reform U.S. taxation of international business activities as described above, would negatively impact the anticipated tax benefits of the proposed restructuring. Any benefits to our tax rate will also depend on our ability to operate our business in a manner consistent with the restructuring of our corporate organization and applicable taxing provisions, including by eliminating the amount of cash distributed to us by our subsidiaries. If the intended tax treatment is not accepted by the applicable taxing authorities, changes in tax law negatively impact the proposed structure or we do not operate our business consistent with the restructuring and applicable tax provisions, we may fail to achieve the financial efficiencies that we anticipate as a result of the restructuring and our future operating results and financial condition may be negatively impacted.

We are exposed to fluctuations in currency exchange rates, which could negatively affect our financial condition and results of operations.

Our sales contracts are primarily denominated in U.S. dollars and therefore substantially all of our net revenue is not subject to foreign currency risk. However, the recent strengthening of the U.S. dollar has increased the real cost of our products to our customers outside of the United States, which could adversely affect our financial condition and results of operations. Some of our operating expenses are incurred outside the United States, are denominated in foreign currency and are subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the New Taiwan Dollar. We do not currently hedge currency exposures relating to operating expenses incurred outside of the United States, but we may do so in the future. If we do not hedge against these risks, or our attempts to hedge against these risks are not successful, our financial condition and results of operations could be adversely affected.

Our business is subject to various governmental regulations, and compliance with these regulations may cause us to incur significant expenses. If we fail to maintain compliance with applicable regulations, we may be forced to recall products and cease their manufacture and distribution, which could subject us to civil or criminal penalties.

The complex legal and regulatory environment exposes us to compliance and litigation costs and risks that could materially affect our operations and financial results. These laws and regulations may change, sometimes significantly, as a result of political or economic events. They include tax laws and regulations, import and export laws and regulations, government contracting laws and regulations, labor and employment laws and regulations, securities and exchange laws and regulations (and other laws applicable to publicly-traded companies such as the Foreign Corrupt Practices Act), and environmental laws and regulations. In addition, proposed laws and regulations in these and other areas, such as healthcare, could affect the cost of our business operations. Our international operations face political, legal, operational, exchange rate and other risks that we do not face in our domestic operations. We face the risk of discriminatory regulation, nationalization or expropriation of assets, changes in both domestic and foreign laws regarding trade and investment abroad, potential loss of proprietary information due to piracy, misappropriation or laws that may be less protective of our intellectual property rights. Violations of any of these laws and regulations could subject us to criminal or civil enforcement actions, any of which could have a material adverse effect on our business, financial condition or results of operations.

Risks Related to This Offering and Ownership of Our Common Stock

The concentration of our capital stock ownership with our executive officers and directors, and their respective affiliates, will limit your ability to influence corporate matters.

We anticipate that immediately following the completion of this offering, assuming full exercise of the underwriters’ option to purchase additional shares, based on share ownership as of January 1, 2012, our executive officers and directors and their affiliates will beneficially own or control, directly or indirectly, an aggregate of 42,871,470 shares, or 51.9%, of our common stock (including 2,466,527 shares of common stock subject to outstanding options and warrants exercisable within 60 days of January 1, 2012). In particular, immediately following this offering, assuming full exercise of the underwriters’ option to purchase additional shares, our President, Chief Executive Officer and Chairman, Mr. Nasiri, will beneficially own or control, directly or indirectly, an aggregate of 9,743,620 shares, or 11.9%, of our outstanding common stock (including 1,502,740 shares of common stock subject to outstanding options and warrants exercisable within 60 days of January 1, 2012). Mr. Nasiri therefore will have significant influence over our management and affairs and over all matters requiring stockholder approval, including any change-of-control transaction, such as a merger or other sale of our company or all or substantially all of our assets, for the foreseeable future.

This concentrated control limits your ability to influence some corporate matters and could result in some corporate actions that our other stockholders do not view as beneficial, such as failure to approve change of control transactions that could offer holders of our common stock a premium over the market value of our company. As a result, the market price of our common stock could be adversely affected.

Our stock price has been and will likely continue to be volatile, and you may not be able to resell shares of our common stock at or above the price you paid.

The trading price of our common stock has been and will likely continue to be highly volatile and could be subject to wide fluctuations in price in response to various factors, some of which are beyond our control. Since shares of our common stock were sold in our initial public offering in November 2011 at a price of $7.50 per share, our stock price has ranged from $8.50 to $19.34 through March 6, 2012. In addition to the factors discussed in this “Risk Factors” section and elsewhere in this prospectus, factors that may cause volatility in our share price include:

•	our small public float relative to the total number of shares of common stock that are issued and outstanding;

•	sales of common stock by us or our stockholders;

•	share price and volume fluctuations attributable to inconsistent trading volume levels of our shares;

•	the expiration of the contractual lock-up and market stand-off agreements;

•	quarterly variations in our results of operations, those of our competitors or those of Nintendo, our largest customer;

•	announcements by us or our competitors of acquisitions, design wins, new solutions, significant contracts, commercial relationships or capital commitments;

•	general economic conditions and slow or negative growth of related markets;

•	our ability to develop and market new and enhanced solutions on a timely basis;

•	disruption to our operations;

•	the emergence of new sales channels in which we are unable to compete effectively;

•	any major change in our board of directors or management;

•	changes in financial estimates including our ability to meet our future net revenue and operating profit or loss projections;

•	changes in governmental regulations or in the status of our regulatory approvals;

•	commencement of, or our involvement in, litigation; and

•	changes in earnings estimates or recommendations by securities analysts.

In addition, the stock market in general, and the market for semiconductor and other technology companies in particular, have from time to time experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. These broad market and industry factors may seriously harm the market price of our common stock, regardless of our actual operating performance. These trading price fluctuations may also make it more difficult for us to use our common stock as a means to make acquisitions or to use equity-related compensation to attract and retain employees. In addition, in the past, following periods of volatility in the overall market and the market price of a company’s securities, securities class action litigation has often been instituted against these companies. This type of litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

Substantial future sales of our common stock in the public market could cause our stock price to fall.

We have a small public float relative to the total number of shares of our common stock that are issued and outstanding, and a substantial majority of our issued and outstanding shares are currently restricted as a result of securities laws, lock-up agreements or other contractual provisions that restrict share transfers. Upon the completion of this offering, a total of 80,079,883 shares of our common stock will be outstanding, based on (i) 79,441,492 shares of common stock outstanding as of January 1, 2012, (ii) 63,391 shares of common stock issued subsequent to January 1, 2012 upon the net exercise of warrants outstanding as of January 1, 2012, which shares will be sold in the offering by certain selling stockholders, and (iii) 575,000 shares to be sold by us in the offering, assuming full exercise of the underwriters’ option to purchase additional shares. Of these shares, all 7,475,000 shares of common stock sold in this offering will be, and all 11,500,000 shares of common stock sold in our initial public offering are, freely tradable without restrictions or further registration under the Securities Act of 1933, as amended, or the Securities Act, except that any shares held by our “affiliates” (as that term is defined under Rule 144 of the Securities Act) may be sold only in compliance with the volume, manner of sale and other applicable limitations described in Rule 144.

In addition, in November 2011, we filed a Form S-8 under the Securities Act to register 20,685,382 shares of our common stock for issuance under our equity incentive plans. These shares may be sold in the public market upon issuance and once vested, subject to the release of lock-up agreements and other restrictions on transfer provided under the terms of the applicable plan or award agreement. Upon the expiration of the underwriters’ lock-up from our initial public offering, which is expected to occur on or around May 13, 2012, approximately 11.9 million outstanding shares will be eligible for sale, subject in some cases to volume, manner of sale and other restrictions of Rule 144 and Rule 701 under the Securities Act. Upon the expiration of the underwriters’ lock-up from this offering, which is expected to occur 90 days after the date of this prospectus, approximately 49.2 million additional shares will be eligible for sale, subject in some cases to volume, manner of sale and other restrictions of Rule 144 and Rule 701 under the Securities Act. In addition, after the completion of this offering, assuming full exercise of the underwriters’ option to purchase additional shares, the holders of approximately 43.6 million shares of our common stock, including shares of our common stock issuable pursuant to outstanding warrants and options, will be entitled to certain demand registration rights.

In addition, Goldman, Sachs & Co. and Morgan Stanley & Co. LLC, on behalf of the underwriters, may in their sole discretion, at any time, release all or any portion of the shares subject to the lock-up agreements, which would result in additional shares being available to the public at earlier dates. Additional sales of our common stock in the public market after this offering, or the perception that these sales could occur, could cause the market price of our common stock to decline.

See the information under the caption “Shares Eligible for Future Sale” for a more detailed description of the shares that will be available for future sale upon completion of this offering.

We may apply the proceeds of this offering to uses that do not improve our operating results or increase the value of your investment.

We intend to use the net proceeds from the shares of common stock sold by us in this offering for general corporate purposes, including working capital, sales, general and administrative and research and development matters and on capital expenditures. We may also use a portion of our net proceeds to acquire or invest in other businesses or products or to obtain rights to other technologies. However, we do not have more specific plans for the net proceeds from this offering and will have broad discretion in how we use the net proceeds of this offering. These proceeds could be applied in ways that do not improve our operating results or increase the value of your investment.

Because we have no plans to pay dividends on our common stock, investors must look solely to stock appreciation for a return on their investment in us.

We have never declared or paid any cash dividends on our capital stock, and we do not anticipate paying any cash dividends on our common stock in the foreseeable future. We currently intend to retain all future earnings to fund the development and growth of our business. Any payment of future dividends will be at the discretion of our board of directors and will depend on, among other things, our earnings, financial condition, capital requirements, level of indebtedness, statutory and contractual restrictions applying to the payment of dividends and other considerations that the board of directors deems relevant. Investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize a return on their investment. Investors seeking cash dividends should not purchase our common stock.

We will continue to incur increased costs as a result of being a public company.

As a newly public company, we continue to incur significant legal, accounting and other expenses that we did not incur as a private company, including costs related to compliance with SEC and NYSE rules, the Sarbanes-Oxley Act and other corporate governance requirements. We expect continued compliance with these requirements to increase our legal and financial costs and make some activities more time-consuming and costly. We also expect that these new rules and regulations may make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

Provisions in our charter documents and under Delaware law could discourage a takeover that stockholders may consider favorable.

Provisions in our certificate of incorporation and bylaws, as amended and restated, may have the effect of delaying or preventing a change of control or changes in our management. These provisions include the following:

•

the right of our board of directors to elect directors to fill a vacancy created by the expansion of our board of directors or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on our board of directors;

•	the establishment of a classified board of directors requiring that only a subset of the members of our board of directors be elected at each annual meeting of stockholders;

•	the prohibition of cumulative voting in our election of directors, which would otherwise allow less than a majority of stockholders to elect director candidates;

•

the requirement that stockholders provide advance notice to nominate individuals for election to our board of directors or to propose matters that can be acted upon at a stockholders’ meeting. These provisions may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the acquiror’s own slate of directors or otherwise attempting to obtain control of our company;

•

the ability of our board of directors to issue, without stockholder approval, shares of undesignated preferred stock with terms set by the board of directors, which rights could be senior to those of our common stock. The ability to authorize undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to acquire us;

•

the required approval of the holders of at least two-thirds of the shares entitled to vote at an election of directors to repeal or adopt any provision of our certificate of incorporation regarding the election of directors;

•	the required approval of the holders of at least 80% of such shares to amend or repeal the provisions of our bylaws regarding the election and classification of directors; and

•	the required approval of the holders of at least a majority of the shares entitled to vote at an election of directors to remove directors without cause.

As a Delaware corporation, we are also subject to certain Delaware anti-takeover provisions. Under Delaware law, a corporation may not engage in a business combination with any holder of 15% or more of its capital stock unless the holder has held the stock for three years or, among other things, the board of directors has approved the transaction. Our board of directors could rely on Delaware law to prevent or delay an acquisition of us. For a description of our capital stock, see “Description of Capital Stock.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, particularly in the sections titled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” contains forward-looking statements that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. The statements we make regarding the following subject matters are forward-looking by their nature:

•	our belief that an intelligent motion processing platform would enable large scale development and adoption of motion-based applications in consumer electronics and other markets;

•

our belief that certain end-markets pose significant unrealized opportunities for motion processing functionality, including large near-term opportunities in the market for handheld devices, such as smartphones and tablet devices, and in particular devices that are enabled by the Android operating system or require optical image stabilization for camera functionality;

•	our expectations as to future sales of consumer electronics devices that could potentially integrate motion processors;

•	our ability to accurately estimate future customer demand and obtain sufficient product yields from our third-party manufacturers on a timely basis;

•	our anticipation that we will experience future growth, expand our intellectual property portfolio and increase our research and development expenses;

•	our anticipation that we will realize increased tax benefits as a result of our corporate restructuring;

•	our intention to qualify additional manufacturing facilities for wafer production, testing and packaging as our production needs increase;

•	our ability to negotiate favorable manufacturing prices with our foundries and to transition our manufacturing to new foundries;

•

our intention to develop and introduce more highly integrated products in the future that include greater motion sensing functionality and further enhancements to on-board motion processing capabilities;

•	our expectations as to sales prices for our products;

•	our belief in our ability to achieve design wins, maintain successful partnerships with our current customers, develop new customers, penetrate new markets and increase demand for our products;

•	our expectations as to our continued relationship with Nintendo and its use of our products in the Nintendo Wii and the Nintendo 3DS;

•	our expectations as to growth or volatility in the overall video gaming industry;

•	our expectation that our products will remain a component of customers’ products throughout any such product’s life cycle;

•	our ability to protect our intellectual property in the United States and abroad;

•	our belief in the sufficiency of our cash flows to meet our needs for the next year;

•	our future financial and operating results;

•	our belief that our third-party liability exposure under indemnification obligations is minimal; and

•	our belief in the availability of suitable additional facilities on commercially reasonable terms to accommodate the expansion of our operations, if required.

The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. The forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These statements are only predictions based upon our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Other sections of this prospectus may include additional factors that could adversely impact our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time and it is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. Before investing in our common stock, investors should be aware that the occurrence of the events described under the caption “Risk Factors” and elsewhere in this prospectus could have a material adverse effect on our business, results of operations and financial condition.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, neither we nor any other person assume responsibility for the accuracy and completeness of the forward-looking statements. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus to conform these statements to actual results or to changes in our expectations.

This prospectus contains statistical data that we obtained from industry publications and reports. These publications generally indicate that they have obtained their information from sources believed to be reliable, but do not guarantee the accuracy and completeness of their information. Although we believe the publications are reliable, we have not independently verified their data.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, levels of activity, performance and achievements may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

USE OF PROCEEDS

We estimate that the net proceeds we will receive from this offering will be approximately $6.6 million, based on a public offering price of $14.85 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ option to purchase additional shares in this offering is exercised in full, we estimate that our net proceeds will be approximately $7.6 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the shares of common stock sold in the offering by the selling stockholders, although we will pay the expenses, other than underwriting discounts and commissions, associated with the sale of those shares.

The principal purposes of this offering are to increase our capitalization and financial flexibility, facilitate an orderly distribution of shares for the selling stockholders and increase the size of our public float. As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds to us of this offering. However, we currently intend to use the net proceeds from this offering for working capital, capital expenditures and other general corporate purposes.

Pending any use, as described above, we plan to invest the net proceeds in a variety of capital preservation instruments, including short- and long-term interest-bearing investments, direct or guaranteed obligations of the U.S. government, certificates of deposit and money market funds.

MARKET PRICE OF COMMON STOCK

Our common stock has been listed on the NYSE under the symbol “INVN” since November 16, 2011. Prior to that date, there was no public trading market for our common stock. The following table sets forth for the periods indicated the high and low sales prices per share of our common stock as reported on the NYSE:

	High	Low
Year Ending April 1, 2012:
Third Quarter (from November 16, 2011)	$11.85	$8.50
Fourth Quarter (through March 6, 2012)	$19.34	$9.79

On March 6, 2012, the last reported sale price of our common stock on the NYSE was $15.06 per share. As of January 1, 2012, we had 136 holders of record of our common stock. The actual number of stockholders is greater than this number of record holders, and includes stockholders who are beneficial owners, but whose shares are held in street name by brokers and other nominees. This number of holders of record also does not include stockholders whose shares may be held in trust by other entities.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. We currently anticipate that we will retain all of our future earnings for use in the expansion and operation of our business and do not anticipate paying any cash dividends in the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our board of directors, subject to applicable law, and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our capitalization as of January 1, 2012:

•	on an actual basis;

•

on an as adjusted basis, giving effect to the sale by us of 500,000 shares of common stock in this offering at a public offering price of $14.85 per share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table together with “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes appearing elsewhere in this prospectus.

	Actual	As Adjusted
	(in thousands)
Total debt, including current portion	$56	$56
Stockholders’ equity:

Preferred stock, $0.001 par value; 20,000 shares authorized, no shares issued and outstanding, actual and as adjusted	—	—

Common stock, $0.001 par value; 750,000 shares authorized, 79,441 shares issued and outstanding, actual; 750,000 shares authorized, 79,941 shares issued and outstanding as adjusted	127,631	134,681

Accumulated other comprehensive income	5	5

Retained earnings	34,192	33,707

Total stockholders’ equity	$161,828	$168,393

Total capitalization	$161,884	$168,449

The number of shares of our common stock to be outstanding after this offering is based on 79,441,492 shares outstanding as of January 1, 2012, and excludes:

•

11,192,324 shares of common stock issuable upon the exercise of options outstanding as of January 1, 2012 with exercise prices ranging from $0.04 to $10.10 and a weighted average exercise price of $4.03 per share;

•	183,500 shares of common stock issuable upon the exercise of outstanding options granted subsequent to January 1, 2012 at a weighted average exercise price of $14.83 per share;

•	78,000 shares of common stock issuable upon the vesting of restricted stock units outstanding as of January 1, 2012;

•	29,700 shares of common stock issuable upon the vesting of restricted stock units granted subsequent to January 1, 2012;

•	1,074,557 shares of common stock issuable upon the exercise of warrants outstanding as of January 1, 2012 with an exercise price of $0.74 per share; and

•

9,782,922 shares of common stock available for future grant as of January 1, 2012 under our 2004 Stock Incentive Plan and our 2011 Stock Incentive Plan and additional shares of common stock that will be available for future grant under the automatic increase provisions of our 2011 Stock Incentive Plan.

SELECTED CONSOLIDATED FINANCIAL DATA

We have derived the selected consolidated statement of operations data for the fiscal years ended March 29, 2009, March 28, 2010 and April 3, 2011, respectively, and selected consolidated balance sheet data as of March 28, 2010 and April 3, 2011, respectively, from our audited consolidated financial statements and related notes included elsewhere in this prospectus. We have derived the selected consolidated statement of operations data for the three and nine months ended December 26, 2010 and January 1, 2012, respectively, and selected consolidated balance sheet data as of January 1, 2012, from our unaudited interim consolidated financial statements and related notes included elsewhere in this prospectus. We have prepared the unaudited information on the same basis as the audited consolidated financial statements and have included, in our opinion, all adjustments, consisting only of normal recurring adjustments, which we consider necessary for fair presentation of the financial information set forth in those statements. Results for the three and nine months ended January 1, 2012 are not necessarily indicative of the results to be expected for the fiscal year ending April 1, 2012. We have derived the statement of operations data for the fiscal years prior to March 29, 2009, and selected consolidated balance sheet data prior to March 28, 2010, from our audited financial statements not included in this prospectus. Our historical results are not necessarily indicative of the results that may be expected for any future period. The following selected financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

Consolidated Statement of Operations Data:

	Fiscal Year					Three Months Ended		Nine Months Ended
	2007	2008	2009	2010	2011	Dec. 26, 2010	January 1, 2012	Dec. 26, 2010	January 1, 2012
	(in thousands)
Net revenue	$2,502	$7,778	$29,025	$79,556	$96,547	$27,710	$41,229	$72,695	$119,890
Cost of revenue(1)	3,545	6,867	15,548	36,073	43,647	11,827	18,538	33,014	52,919

Gross (loss) profit	(1,043)	911	13,477	43,483	52,900	15,343	22,691	39,681	66,971
Operating expenses:
Research and development(1)	3,246	4,732	8,545	13,085	15,826	3,792	4,758	11,380	14,099
Selling, general and administrative(1)	1,678	2,878	4,632	8,427	15,596	4,863	4,427	11,478	12,836

Total operating expenses	4,924	7,610	13,177	21,512	31,422	8,655	9,185	22,858	26,935
(Loss) income from operations	(5,967)	(6,699)	300	21,971	21,478	6,688	13,506	16,823	40,036
Other income (expense):
Change in fair value of warrant liabilities(2)	—	(101)	—	(6,363)	(4,025)	—	—	(4,025)	—
Other income (expense), net	(1,326)	(60)	(66)	(67)	31	(16)	(43)	(1)	166

Other income (expense) - net	(1,326)	(161)	(66)	(6,430)	(3,994)	(16)	(43)	(4,026)	166
(Loss) income before income taxes	(7,293)	(6,860)	234	15,541	17,484	6,672	13,463	12,797	40,202
Income tax provision	—	—	38	399	8,137	1,955	2,887	5,998	9,147

Net (loss) income(3)	(7,293)	(6,860)	196	15,142	9,347	4,717	10,576	6,799	31,055
Net income allocable to preferred stockholders(3)	18	18	196	12,150	7,716	3,684	5,157	5,631	20,618

Net (loss) income attributable to common stockholders(3)	$(7,311)	$(6,878)	$—	$2,992	$1,631	$1,033	$5,419	$1,168	$10,437

Net (loss) income per common share attributable to common stockholders:
Basic	$(0.77)	$(0.56)	$—	$0.18	$0.09	$0.06	$0.11	$0.07	$0.36

Diluted	$(0.77)	$(0.56)	$—	$0.17	$0.08	$0.05	$0.10	$0.06	$0.34

Weighted average shares outstanding in computing net (loss) income per share attributable to common stockholders:
Basic	9,415	12,321	15,430	16,542	17,592	17,815	49,890	17,575	28,770

Diluted	9,415	12,321	17,519	20,867	22,202	22,281	55,294	22,144	33,591

Pro forma net income per common share:
Basic					$0.14		$0.14		$0.44

Diluted					$0.13		$0.13		$0.41

Weighted average shares outstanding pro forma:
Basic					67,903		74,541		70,976

Diluted					74,079		80,387		76,679

(1)	Includes stock-based compensation expense attributable to employees and non-employees as follows:

	Fiscal Year					Three Months Ended		Nine Months Ended
	2007	2008	2009	2010	2011	December 26, 2010	January 1, 2012	December 26, 2010	January 1, 2012
	(in thousands)
Cost of revenue	$5	$41	$68	$233	$261	$71	$78	$203	$237
Research and development	48	125	184	536	946	235	349	693	995
Selling, general and administrative	15	89	258	537	983	257	474	746	1,275

Total stock-based compensation expense	$68	$255	$510	$1,306	$2,190	$563	$901	$1,642	$2,507

(2)	Refers to the change in fair value of our warrants as required by ASC 815-40-15. Please see Note 6 to our consolidated financial statements for an additional explanation of the change in fair value of warrant liabilities.

(3)	Please see Note 1 to our consolidated financial statements for an explanation of the method used to calculate net income allocable to preferred stockholders and net (loss) income attributable to common stockholders, including the method to calculate the number of shares used in the computation of the per share amounts.

Consolidated Balance Sheet Data:

	As of
	April 1, 2007	March 30, 2008	March 28, 2009	March 28, 2010	April 3, 2011	January 1, 2012
	(in thousands)
Cash and cash equivalents	$7,551	$8,649	$19,946	$22,394	$28,795	$130,127
Short-term investments	—	—	—	12,875	9,280	9,516
Long-term investments	—	—	—	2,008	—	—
Working capital(1)	5,647	7,540	20,946	36,873	54,285	157,312
Total assets	10,510	12,874	34,545	54,450	70,746	176,112
Preferred stock warrant liability	804	—	—	7,852	—	—
Total debt, including current portion	1,998	2,676	1,107	349	34	56
Redeemable convertible preferred stock	19,472	—	—	—	—	—
Convertible preferred stock	—	28,370	39,192	38,364	50,241	—
Common stock	263	616	1,250	2,855	5,762	127,631
Total stockholders’ (deficit) equity	(13,763)	8,099	19,751	35,000	59,141	161,828

(1)	Working capital is defined as total current assets minus total current liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion and analysis of the financial condition and results of our operations should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below, and those discussed in the section titled “Risk Factors” included elsewhere in this prospectus.

Overview

We are the pioneer and a global market leader in intelligent motion processing solutions. Our solutions are comprised of an integrated circuit (IC) that incorporates motion sensors, such as gyroscopes, with associated software on a single chip and are differentiated by their small form factor, high level of integration, performance, reliability and cost effectiveness. While our solutions have broad applicability, we currently target consumer electronics applications such as console and portable video gaming devices, smartphones, tablet devices, digital still and video cameras, smart TVs (including digital set-top boxes, televisions and multi-media HDDs), 3D mice, navigation devices, toys, and health and fitness accessories. We utilize a fabless model, leveraging current CMOS and MEMS foundries and semiconductor packaging supply chains.

We define motion processing as the ability to detect, measure, synthesize, analyze and digitize an object’s motion in three-dimensional space. Our MotionProcessing solutions for consumer electronics applications span increasing levels of integration, from single-axis gyroscopes to fully-integrated, intelligent dual- and three-axis, and the industry’s only six-axis, MotionProcessor units (MPUs). In addition, we have recently introduced the industry’s only nine-axis MPU, which is available for sampling by selected customers. Our technology is comprised of five core proprietary components: our Nasiri-Fabrication platform, our advanced MEMS motion sensor designs, our application-specific mixed-signal circuitry for sensor signal processing, our sensor fusion algorithms in firmware that intelligently assimilate data from multiple sensors for use by end applications, and finally our MotionApps platform consisting of application program interfaces (APIs) and calibration algorithms.

Our current strategy is to continue targeting the consumer electronics market with integrated MotionProcessing solutions that meet or exceed the performance and cost requirements of consumer electronics manufacturers, are easy to integrate and set industry performance benchmarks. Our ability to secure new customers depends on winning competitive processes, known as design wins. These selection processes are typically lengthy, and, as a result, our sales cycles will vary based on the market served, whether the design win is with an existing or a new customer and whether our product being designed into our customer’s device is a first generation or subsequent generation product. Because the sales cycle for our products is long, we can incur design and development support expenditures in circumstances where we do not ultimately recognize any net revenue. We do not receive long-term purchase commitments from any of our customers, all of whom purchase our products on a purchase order basis. While product life cycles in our target market vary by application, once one of our solutions is incorporated into a customer’s design, we believe that our solution is likely to remain a component of the customer’s product for its life cycle because of the time and expense associated with redesigning the product or substituting an alternative solution. The trend is also supported by the increased likelihood that once a customer introduces one of our products into one of their devices, we believe they are likely to introduce it into others. Additionally, once a customer introduces one of our lower functionality sensors into their platforms, we believe they are more likely to adopt our more advanced integrated MotionProcessing solutions.

The history of our product development and sales and marketing efforts is, on a calendar year basis, as follows:

•

From our inception in 2003 through 2005, we were primarily engaged in the design and development of our analog gyroscopes. In this period, we also developed and refined our fabrication process, which we refer to as the Nasiri-Fabrication platform.

•

In 2006, we began volume shipments of our IDG family of integrated X-Y dual-axis analog gyroscopes for the compact digital camera market, the first commercially available sensors of that type. Subsequently, through 2008, we developed and shipped successive generations of these gyroscopes with enhanced performance and reduced die sizes. We began high-volume shipments of our IDG-600 to Nintendo beginning in May 2008.

•

In 2009, we began shipping enhanced and alternative versions of our single- and dual-axis analog gyroscopes as well as our ITG family of X-Y-Z three-axis digital output gyroscopes. We also significantly accelerated shipments of our products due to the broad market adoption of the Nintendo Wii MotionPlus accessory. In addition, we migrated our manufacturing processes to larger wafer sizes enabling significant cost efficiencies.

•

In 2010, we began volume shipments of our MPU-3000 family of motion processors with digital output, three-axis gyroscopes, and software development kits, designed to enable faster motion processing application development. In addition, we started shipping our ITG- and IMU-3000 family of products, which address a broader array of consumer applications than our analog products. We also started sampling our MPU-6000 family of integrated six-axis MotionProcessors that integrate a three-axis gyroscope and three-axis accelerometer on one chip with our MotionApps platform.

•

In 2011, we began high-volume shipments of our ITG/IMU/MPU-3000 family of motion processors for the portable gaming, smart TV, smartphone and tablet markets. In addition, we began volume shipments of our MPU-6000 family of six-axis motion processors for the smartphone and tablet markets. We also introduced our IDG-2020 and IXZ-2020 families of dual-axis gyroscopes, which address the need for optical image stabilization (OIS) technology in camera phones and which are available for sampling to selected customers.

•

In January 2012, we introduced our nine-axis MPU-9150 motion processor, which is available for sampling to selected customers and is targeted for the smartphone, tablet, gaming controller and wearable sensor markets.

Our fiscal periods end on Sundays, rather than the end of each calendar period. Our fiscal year is either a 52- or 53-week period, and ends on the Sunday closest to March 31. Our three most recent fiscal years ended on March 29, 2009 (“fiscal year 2009”), March 28, 2010 (“fiscal year 2010”) and April 3, 2011 (“fiscal year 2011”), and the current fiscal year will end on April 1, 2012 (“fiscal year 2012”). Fiscal year 2011 was comprised of 53 weeks, while fiscal year 2012 is and fiscal years 2010 and 2009 were comprised of 52 weeks. The third fiscal quarter in each of our two most recent fiscal years ended on December 26, 2010 (“three months ended December 26, 2010”) and January 1, 2012 (“three months ended January 1, 2012”).

Our net revenue increased to $96.5 million in fiscal year 2011 from $79.6 million in fiscal year 2010 and to $41.2 million and $119.9 million for the three and nine months ended January 1, 2012, respectively, from $27.2 million and $72.7 million for the three and nine months ended December 26, 2010, respectively. At January 1, 2012, we had $139.6 million in cash, cash equivalents and short-term investments. We achieved positive operating cash flow of $33.6 million for the nine months ended January 1, 2012 compared to $7.9 million for fiscal year 2011. We became profitable in fiscal year 2009 and achieved net income of $9.3 million, $15.1 million, and $0.2 million in fiscal years 2011, 2010 and 2009, respectively. We achieved net income of $10.6 million and $31.1 million for the three and nine months ended January 1, 2012 compared to net income of $4.7 million and $6.8 million for the three and nine months ended December 26, 2010, respectively.

For the three months ended January 1, 2012, three customers each accounted for 41%, 17% and 13% of our total net revenue. For the nine months ended January 1, 2012, three customers each accounted for 34%, 17% and 10% of our total net revenue. We received 73%, 85% and 80% of our net revenue from sales to one customer for fiscal years 2011, 2010 and 2009, respectively.

At January 1, 2012, three customers accounted for 29%, 18% and 12% of our total accounts receivable. At April 3, 2011, three customers accounted for 43%, 16% and 16% of our total accounts receivable. At March 28, 2010, three customers accounted for 59%, 17% and 14% of our total accounts receivable.

Basis of Presentation

Net Revenue

We derive our net revenue from sales of our MotionProcessing solutions. We primarily sell our products through our worldwide sales organization directly to manufacturers of consumer electronics devices. To date, a significant majority of our net revenue has been derived from these direct sales, and we expect this trend to continue for the foreseeable future. We also sell our products through an indirect channel of distributors that fulfill orders for our products from manufacturers of consumer electronics devices, original design manufacturers and contract manufacturers.

We primarily sell our products directly to customers and distributors in Asia, which constituted 98% of our net revenue in fiscal year 2011 compared with 99% of our net revenue in fiscal year 2010 and 91% of our net revenue for the first nine months of fiscal year 2012. For fiscal years 2011, 2010 and 2009, we derived $95.7 million, $79.1 million and $28.7 million of net revenue, respectively, from customers in foreign countries and we derived $0.8 million, $0.5 million and $0.3 million, respectively, of net revenue from customers in the United States. As of the end of the fiscal years ended 2011, 2010 and 2009, we had long-lived assets of $2.4 million, $2.2 million and $2.0 million, respectively, in foreign countries, and we had long-lived assets of $1.1 million, $0.9 million and $0.7 million, respectively, in the United States. For additional information about net revenue and long-lived assets by geographic region, refer to note 1 to our consolidated financial statements included in this prospectus.

We believe that a substantial majority of our net revenue will continue to come from sales to customers located in Asia, where most of the manufacturers of consumer electronics devices that use and may in the future use our products are located. As a result of this regional customer concentration, we may be subject to economic and political events and other developments that impact our customers in Asia. For more information, see the section titled “Risk Factors—Our business, financial condition and results of operations could be adversely affected by the political and economic conditions of the countries in which we conduct business.”

Gross Profit

Gross profit is the difference between net revenue and the cost of revenue. Cost of revenue primarily consists of manufacturing, packaging, assembly and testing costs for our products, shipping costs, costs of personnel, including stock-based compensation, warranty costs and write-downs for excess and obsolete inventory.

We price our products based on market and competitive conditions and periodically reduce the price of our products as market and competitive conditions change. Typically we experience price decreases over the life cycle of our products, which may vary by market and customer. As a result, if we are not able to decrease the cost of our products in line with the price decreases of our products, we may experience a reduction in our gross profit and gross margin. Gross margin has been and will continue to be affected by a variety of factors, including:

•	demand for our products and services;

•	product manufacturing yields;

•	write-downs of inventory for excess quantity and technological obsolescence;

•	product mix;

•

erosion of average selling prices, as required by agreements entered into with our customers and in anticipation of competitive pricing pressures, new product introductions by us and our competitors, product end of life programs, and for other reasons;

•	the proportion of our products that are sold through direct versus indirect channels;

•	our ability to attain volume manufacturing pricing from our foundry partners and suppliers; and

•	growth in our headcount and other related costs incurred in our organization.

Research and Development

Research and development expense primarily consists of personnel related expenses (including stock based compensation), intellectual property license costs, reference design development costs, development testing and evaluation costs, depreciation expense and allocated occupancy costs. Research and development activities include the design of new products, refinement of existing products and processes and design of test methodologies, including hardware and software to ensure compliance with required specifications. All research and development costs are expensed as incurred. We expect our research and development expenses to increase on an absolute basis as we continue to expand our product offerings and enhance existing products.

Selling, General and Administrative

Selling, general and administrative expense primarily consists of personnel related expenses (including stock based compensation), sales commissions, field application engineering support, travel costs, professional and consulting fees, legal fees, depreciation expense and allocated occupancy costs. We expect selling, general and administrative expenses to increase on an absolute basis in the future as we expand our sales, marketing, finance and administrative personnel, and we incur additional expenses associated with operating as a public company.

Change in Fair Value of Warrant Liabilities

Change in fair value of warrant liabilities includes the changes in the fair value of our warrants as required by ASC 815-40-15. See “Critical Accounting Policies and Estimates—Financial Instruments with Characteristics of Both Liabilities and Equity”.

Income Tax Provision

The provision for income taxes consists of our estimated Federal, State and foreign income taxes based on our pre-tax income. Our provision differs from the federal statutory rate primarily due to expenses that are not deductible for income taxes such as the changes in fair value of our warrant liability and certain stock-based compensation, research and development credits, state income taxes, and in fiscal year 2010, the reversal of our deferred income tax valuation allowance.

We have expanded our international operations and staff to better support our expansion in international markets. This business expansion has included an international structure that, among other things, consists of research and development cost-sharing arrangements, certain licenses and other contractual arrangements between us and our wholly owned foreign subsidiaries. These arrangements are intended to result in a percentage of our pre-tax income being subject to foreign tax at relatively lower tax rates when compared to the U.S. federal statutory tax rate. As a result, our effective tax rate is expected to be lower than the U.S. federal statutory rate in future fiscal years as we completed the implementation of our international structure in fiscal year 2011. However, the realization of any expected tax benefits is contingent upon numerous factors, including the judgments of tax authorities in several jurisdictions and thus cannot be assured.

Results of Operations

The following table sets forth certain consolidated statement of income data as a percentage of net revenue for the periods indicated.

	Fiscal Year			Three Months Ended		Nine Months Ended
	2009	2010	2011	December 26, 2010	January 1, 2012	December 26, 2010	January 1, 2012
Net revenue	100%	100%	100%	100%	100%	100%	100%
Cost of revenue	54	45	45	44	45	45	44

Gross profit	46	55	55	56	55	55	56

Operating expenses:
Research and development	29	16	16	14	12	16	12
Selling, general and administrative	16	11	16	18	11	16	11

Total operating expenses	45	27	33	32	23	32	23

Income from operations	1	28	22	24	32	23	33
Change in fair value of warrant liabilities	—	(8)	(4)	—	—	(6)	—
Other income (expense), net	—	—	—	—	—	—	—

Income before income taxes	1	20	18	24	32	17	33
Income tax provision	—	1	8	7	7	8	8

Net income	1%	19%	10%	17%	25%	9%	25%

Comparison of the Third Quarter and First Nine Months of Fiscal Years 2011 and 2012 and Fiscal Years 2009, 2010 and 2011

Net Revenue

	Fiscal Year			Three Months Ended		Nine Months Ended
	2009	2010	2011	December 26, 2010	January 1, 2012	December 26, 2010	January 1, 2012
	(in thousands)
Net revenue	$29,025	$79,556	$96,547	$27,170	$41,229	$72,695	$119,890

Net revenue for the third quarter and first nine months of fiscal year 2012 increased by $14.1 million and $47.2 million, or 52% and 65%, from the third quarter and first nine months of fiscal year 2011, respectively, primarily due to higher volume shipments of our more advanced products to an expanded customer base, including manufacturers of smartphones, tablet devices and digital television and set-top box remote controls. Total unit shipments increased by 93% and 81% for the third quarter and first nine months of fiscal year 2012, respectively, compared to the same periods of the prior fiscal year. Our overall average unit selling price for the third quarter and first nine months of fiscal year 2012 decreased by approximately 21% and 9%, respectively, compared to the same periods of the prior fiscal year as a result of the change in our product mix.

Net revenue for fiscal year 2011 increased by $17.0 million, or 21%, year-over-year, primarily due to a change in our product mix as we began to ship higher volumes of our more advanced products. Total unit shipments increased by 34% year-over-year, while the overall average unit selling price of our products declined less than 10%. The percentage increase in revenues was primarily attributable to the expansion of our customer base to include manufacturers of smartphones, tablet devices and digital television and set-top box remote controls. Net revenue from our largest customer increased by 4% year-over-year, reflecting a change in the product mix sold to them in connection with their introduction of a new product. We expect our customer base to further expand as sales to manufacturers of smartphones and tablet devices increase, which we believe will reduce our customer concentration in future years.

Net revenue for fiscal year 2010 increased by $50.5 million, or 174%, year-over-year, primarily due to an increase in shipments of our dual-axis gyroscope products. Total unit shipments increased by 176% year-over-year, while the overall average unit selling price of our products was materially unchanged. Net revenue from the sale of products to our largest customer increased by 194% year-over-year as our products became more fully integrated into their video gaming consoles.

Cost of Revenue and Gross Profit

	Fiscal Year			Three Months Ended		Nine Months Ended
	2009	2010	2011	December 26, 2010	January 1, 2012	December 26, 2010	January 1, 2012
	(dollars in thousands)
Cost of revenue	$15,548	$36,073	$43,647	$11,827	$18,538	$33,014	$52,919
% of net revenue	54%	45%	45%	44%	45%	45%	44%
Gross profit	$13,477	$43,483	$52,900	$15,343	$22,691	$39,681	$66,971
% of net revenue	46%	55%	55%	56%	55%	55%	56%

Gross profit for the third quarter and first nine months of fiscal year 2012 increased by $7.3 million and $27.3 million, or 48% and 69%, respectively, compared to the same periods of the prior year, due to higher volume shipments of our products and year-over-year improvements in our production yields and efficiency. Gross profit as a percentage of sales, or gross margin, for the same periods also increased due to improvements in our production yields and efficiency, partially offset by a write-down of inventory related to excess and obsolete material for third quarter and first nine months of fiscal year 2012 of $0.1 million and $2.6 million, respectively. We expect gross margins to fluctuate during the remainder of fiscal year 2012 due to changes in product mix, average unit selling prices, manufacturing costs and inventory write-downs.

Gross profit for fiscal year 2011 increased by $9.4 million, or 22%, year-over-year, due to the 34% increase in unit shipments of our products, primarily driven by increased sales to manufacturers of smartphones, tablet devices, and digital television and set-top box remote controls, continued improvements in our production yields and efficiency, and the release of our latest generation products.

Gross margin remained consistent due to lower outsourced manufacturing costs resulting from an increase in the volume of units produced, offset by a decline in the average selling price per unit.

Gross profit for fiscal year 2010 increased by $30.0 million, or 223%, year-over-year, due to the 176% increase in unit shipments of our products primarily driven by increased sales to our largest customer, a significant increase in our production yields and efficiency, and the release of the latest generation of smaller and lower cost products. Gross margin also increased due to lower manufacturing costs resulting from an increase in the volume of units produced.

Research and Development

	Fiscal Year			Three Months Ended		Nine Months Ended
	2009	2010	2011	December 26, 2010	January 1, 2012	December 26, 2010	January 1, 2012
	(dollars in thousands)
Research and development	$8,545	$13,085	$15,826	$3,792	$4,758	$11,380	$14,099
% of net revenue	29%	16%	16%	14%	12%	16%	12%

Research and development expense for the third quarter and first nine months of fiscal year 2012 increased by $1.0 million and $2.7 million, or 25% and 24%, respectively, compared to the same periods of the prior year. The increase for the third quarter of fiscal year 2012 was primarily attributable to increased personnel costs and mask and foundry expenses of $0.5 million and $0.3 million, respectively. The increase for the first nine months was primarily attributable to increased personnel costs, mask and foundry expenses and outside services of $1.3 million, $0.7 million and $0.3 million, respectively. Research and development headcount was 99 at the end of the third quarter of fiscal year 2012 and 83 at the end of the third quarter of fiscal year 2011.

Research and development expense for fiscal year 2011 increased by $2.7 million, or 21%, year-over-year. The increase was primarily attributable to the growth of our research and development organization to support expanding product development initiatives. Research and development headcount increased to 83 from 67 year-over-year, resulting in a year-over-year increase in personnel costs of $3.5 million. The majority of headcount growth in fiscal year 2010 occurred in the second half of that fiscal year, which resulted in a relatively higher expense in fiscal year 2011 because those new employees were employed for the entirety of fiscal year 2011. This increase in research and development expense was partially offset by lower costs related to engineering materials and outside services expenses.

Research and development expense for fiscal year 2010 increased by $4.5 million, or 53%, year-over-year. The increase was primarily attributable to the expansion of our research and development organization to support new product development initiatives. Research and development headcount increased to 67 from 41 year-over-year, resulting in a year-over-year increase in personnel costs of $3.7 million. Additionally, year-over-year, engineering materials, depreciation and outside services expenses increased.

Selling, General and Administrative

	Fiscal Year			Three Months Ended		Nine Months Ended
	2009	2010	2011	December 26, 2010	January 1, 2012	December 26, 2010	January 1, 2012
	(dollars in thousands)
Selling, general and administrative	$4,632	$8,427	$15,596	$4,863	$4,427	$11,478	$12,836
% of net revenue	16%	11%	16%	18%	11%	16%	11%

Selling, general and administrative expense for the third quarter of fiscal year 2012 decreased by $0.4 million, or 9%, compared to the same period in the prior year. The decrease in the third quarter of 2012 was primarily attributable to the write-off of deferred offering costs of $1.4 million in the third quarter of 2011, partially offset by increased personnel costs of $0.6 million in the third quarter of 2012. Selling, general and administrative expense for the first nine months of fiscal year 2012 increased by $1.4 million, or 12%, compared to the same period in the prior year. The increase in the first nine months of 2012 was primarily attributable to increased personnel costs of $2.1 million, increased travel and entertainment costs of $0.2 million, and increased facilities cost of $0.2 million, partially offset by the write-off of deferred offering costs of $1.4 million in the third quarter of 2011. Selling, general and administrative headcount increased to 88 at the end of the third quarter of fiscal year 2012 from 68 at the end of the third quarter of fiscal year 2011.

Selling, general and administrative expense for fiscal year 2011 increased $7.2 million, or 85%, year-over-year, primarily as a result of expenses associated with the need to support the increased demand for our products, including expansion of our global sales operations, and increased expenses related to establishing an organizational infrastructure to support a public reporting company. Selling, general and administrative headcount increased to 71 from 51 year-over-year, resulting in a year-over-year increase in personnel costs of $3.5 million. The majority of headcount growth in fiscal year 2010 occurred in the second half of that fiscal year, which resulted in a relatively higher expense in fiscal year 2011 because those new employees were employed for the entirety of fiscal year 2011. Additionally, in fiscal year 2011, we expensed $1.4 million in deferred offering costs.

Selling, general and administrative expense for fiscal year 2010 increased $3.8 million, or 82%, year-over-year, primarily as a result of expenses associated with the need to support the increased demand for our products, including expansion of our global sales operations. Selling, general and administrative headcount increased to 51 from 18 year-over-year, resulting in a year-over-year increase in personnel costs of $3.6 million.

Income From Operations

	Fiscal Year			Three Months Ended		Nine Months Ended
	2009	2010	2011	December 26, 2010	January 1, 2012	December 26, 2010	January 1, 2012
	(dollars in thousands)
Income from operations	$300	$21,971	$21,478	$6,688	$13,506	$16,823	$40,036
% of net revenue	1%	28%	22%	24%	32%	23%	33%

Income from operations for the third quarter and first nine months of fiscal year 2012 increased by $6.8 million and $23.2 million, or 102% and 138%, respectively, compared to the same periods of the prior year, primarily due to increased unit shipments, increased gross profit and lower operating expenses as a percentage of sales.

Income from operations for fiscal year 2011 decreased by $0.5 million, or 2%, year-over-year, primarily due to increased research and development expense due to increased headcount and increased selling, general and administrative expense associated with the need to support increased demand for our products as well as a write-off of $1.4 million of costs associated with our initial public offering.

Income from operations for fiscal year 2010 increased by $21.7 million, year-over-year, primarily due to increased unit shipments in fiscal year 2010 versus fiscal year 2009.

Change in Fair Value of Warrant Liabilities

During fiscal year 2011, we recorded charges of $4.0 million resulting from the increase in fair value of warrants to purchase shares of our preferred stock, compared to $6.4 million recorded in fiscal year 2010. Under the provisions of ASC 815-40-15 adopted on March 30, 2009, we determined that warrants to purchase preferred stock previously recorded in stockholders’ equity, should be reclassified as liabilities and recorded at their fair value at each balance sheet date, with the increase or decrease in fair value reported in “change in valuation of warrant liabilities” in the consolidated statements of income. On March 30, 2009, we reclassified the carrying value of the preferred stock warrants from common stock to a long-term liability. The difference between the fair value of the warrants at March 30, 2009 of $1.5 million and the amount previously recorded in stockholders’ equity of $0.8 million was $0.7 million, which was recorded as an adjustment to the opening balance of accumulated deficit upon adoption.

Effective June 25, 2010, we amended our certificate of incorporation to remove certain provisions from our preferred stock that had resulted in our warrants being previously classified as liabilities. On that date, the fair value of the warrants, $11.9 million, was reclassified to stockholders’ equity. Accordingly, for periods after June 27, 2010, we are not required to reflect changes in fair value of warrant liabilities in our consolidated statements of income.

Other Income (Expense)

	Fiscal Year			Three Months Ended		Nine Months Ended
	2009	2010	2011	December 26, 2010	January 1, 2012	December 26, 2010	January 1, 2012
	(in thousands)
Interest income	$215	$34	$91	$23	$9	$70	$23
Interest expense	(267)	(100)	(16)	—	(21)	(17)	(22)
Other income (expense), net	(14)	(1)	(44)	(39)	(31)	(54)	165

Total	$(66)	$(67)	$31	$(16)	$(43)	$(1)	$166

Other income (expense) comprised expense of $43,000 and income of $0.2 million for the third quarter and first nine months of fiscal year 2012, respectively. Other income for the nine months of fiscal year 2012 consisted primarily of realized gains on the sale of property and equipment. Interest income in the third quarter and first nine months of fiscal year 2012 decreased by $14,000 and $47,000, or 61% and 67%, respectively, compared to the same periods of the prior fiscal year, due to lower investment yields on cash and investment balances.

Interest income in fiscal year 2011 increased by $0.1 million, or 168%, year-over-year, primarily due to nominally higher investment yields received on higher invested cash and investment balances during the period.

Interest expense in each of fiscal years 2011, 2010, 2009 compared to the same periods of the prior fiscal year decreased due to lower outstanding debt balances. For the nine months ended January 1, 2012, interest expense remained relatively flat compared with the same period in the prior year.

Income Tax Provision

	Fiscal Year			Three Months Ended		Nine Months Ended
	2009	2010	2011	December 26, 2010	January 1, 2012	December 26, 2010	January 1, 2012
	(in thousands)
Provision for income taxes	$38	$399	$8,137	$1,955	$2,887	$5,998	$9,147
% of net revenue	—%	1%	8%	7%	7%	8%	8%

The increase in the provision for income taxes was primarily due to the increase in income before taxes to $13.5 million and $40.2 million for the third quarter and first nine months of fiscal year 2012, respectively, compared to $6.7 million and $12.8 million for the same periods in the prior year, offset by a lower effective tax rate resulting from the establishment of our international structure in the third quarter of fiscal year 2011.

In the three and nine months ended January 1, 2012, we recorded an income tax provision of $2.9 million and $9.1 million, respectively, compared to an income tax provision of $2.0 million and $6.0 million in the three and nine months ended December 26, 2010, respectively. Our estimated 2012 effective tax rate differs from the U.S. statutory rate primarily due to profits earned in jurisdictions where the tax rate is lower than the U.S. tax rate and the benefit of the federal research and development income tax credit. The income tax provision was also unfavorably impacted by the effects of non-deductible stock-based compensation expense.

Our provision for income taxes was $8.1 million in fiscal year 2011, compared to $0.4 million and $38,000 in fiscal years 2010 and 2009, respectively. The increase in the provision for income taxes in fiscal year 2011 was due primarily to a $7.2 million reduction of our tax valuation allowance in fiscal year 2010 to reflect the anticipated utilization of deferred tax assets and the increase in net income from the prior year. We expect to recognize benefits from the establishment of our international structure during future reporting periods, which will reduce our effective tax rate.

At the end of fiscal year 2011, we had approximately $18.7 million and $0.3 million of California state and foreign net operating loss carryforwards, respectively. The California state net operating loss carryforwards expire between 2017 and 2022. Additionally, we have California state and foreign research tax credit carryforwards of approximately $0.9 million and $0.2 million, respectively. The California state credits are not subject to expiration under current California state tax law.

The provision for income tax differs from the amount computed by applying the federal statutory tax rate to income before income taxes as follows:

	Fiscal Year
	2009	2010	2011
Income tax provision at the federal statutory rate	34.0%	35.0%	35.0%
State tax, net of federal benefit	2.3	1.9	—
Research and development credits	(121.9)	(3.2)	(2.0)
Foreign tax rate differential	108.1	(1.5)	(0.4)
Non-deductible stock compensation	63.6	2.8	3.7
Change in fair value of warrant liabilities	—	15.1	8.1
Change in valuation allowance	(25.4)	(46.6)	2.4
Other	(44.3)	(0.9)	(0.3)

Effective tax rate	16.4%	2.6%	46.5%

Net Income

	Fiscal Year			Three Months Ended		Nine Months Ended
	2009	2010	2011	December 26, 2010	January 1, 2012	December 26, 2010	January 1, 2012
	(dollars in thousands)
Net income	$196	$15,142	$9,347	$4,717	$10,576	$6,799	$31,055
% of net revenue	1%	19%	10%	17%	25%	9%	25%

Net income for the third quarter and first nine months of fiscal year 2012 increased by $5.9 million and $24.3 million, or 124% and 357%, respectively, compared to the same periods of the prior year, primarily due to increased unit shipments, increased gross profit, lower operating expenses as a percentage of sales, the absence of charges related to warrants to purchase preferred stock and a decrease in the effective tax rate.

Net income for fiscal year 2011 decreased $5.8 million, or 38%, compared to the same period of the prior year, primarily due to increased headcount and increased selling, general and administrative expense associated with the need to support increased demand for our products and the write-off of $1.4 million of costs associated with our initial public offering.

Net income for fiscal year 2010 increased by $14.9 million, year-over-year, primarily due to increased unit shipments in fiscal year 2010 versus fiscal year 2009.

Quarterly Results of Operations

The following tables set forth our unaudited consolidated statements of operations for the first three quarters of fiscal year 2012, for each of the four quarters covering fiscal year 2011 and for each of the four quarters covering fiscal year 2010, both in terms of dollars and as a percentage of net revenue. The quarterly data have been prepared on the same basis as the audited financial statements included elsewhere in this prospectus and include all adjustments consisting only of normal recurring adjustments that we consider necessary for a fair presentation of the financial information set forth below. Results for the fiscal quarters ended July 3, 2011, October 2, 2011 and January 1, 2012 are not necessarily indicative of the results to be expected for the fiscal year ending April 1, 2012. You should read this information together with our consolidated financial statements and the related notes included elsewhere in this prospectus. Historical results are not necessarily indicative of the operating results expected in future reporting periods.

Fiscal Year 2011 and First Three Quarters of Fiscal Year 2012:

	Three Months Ended
	June 27, 2010	Sept. 26, 2010	Dec. 26, 2010	April 3, 2011	July 3, 2011	Oct. 2, 2011	January 1, 2012
	(in thousands)
Net revenue	$22,001	$23,524	$27,170	$23,852	$35,627	$43,034	$41,229
Cost of revenue	9,870	11,317	11,827	10,633	15,009	19,372	18,538

Gross profit	12,131	12,207	15,343	13,219	20,618	23,662	22,691

Operating expenses:
Research and development	4,279	3,309	3,792	4,446	4,376	4,965	4,758
Selling, general and administrative	3,258	3,357	4,863	4,118	4,511	3,898	4,427

Total operating expenses	7,537	6,666	8,655	8,564	8,887	8,863	9,185

Income from operations	4,594	5,541	6,688	4,655	11,731	14,799	13,506
Change in fair value of warrant liabilities	(4,025)	—	—	—	—	—	—
Other income (expense), net	(2)	17	(16)	32	181	28	(43)

Income before income taxes	567	5,558	6,672	4,687	11,912	14,827	13,463
Income tax provision	1,686	2,357	1,955	2,139	2,888	3,372	2,887

Net income (loss)	$(1,119)	$3,201	$4,717	$2,548	$9,024	$11,455	$10,576

	Three Months Ended
	June 27, 2010	Sept. 26, 2010	Dec. 26, 2010	April 3, 2011	July 3, 2011	Oct. 2, 2011	January 1, 2012
Net revenue	100%	100%	100%	100%	100	100%	100%
Cost of revenue	45	48	44	45	42	45	45

Gross profit	55	52	56	55	58	55	55

Operating expenses:
Research and development	19	14	14	19	12	12	12
Selling, general and administrative	15	14	18	17	13	9	11

Total operating expenses	34	28	32	36	25	21	23

Income from operations	21	24	24	19	33	34	32
Change in fair value of warrant liabilities	(18)	—	—	—	—	—	—
Other income (expense), net	—	—	—	—	—	—	—

Income before income taxes	3	24	24	19	33	34	32
Income tax provision	8	10	7	9	8	8	7

Net income (loss)	(5)%	14%	17%	10%	25%	26%	25%

Fiscal Year 2010:

	Three Months Ended
	June 28, 2009	September 27, 2009	December 27, 2009	March 28, 2010
	(in thousands)
Net revenue	$21,451	$25,660	$19,037	$13,408
Cost of revenue	9,589	11,341	8,772	6,371

Gross profit	11,862	14,319	10,265	7,037

Operating expenses:
Research and development	2,491	3,123	3,560	3,911
Selling, general and administrative	1,664	1,963	2,309	2,491

Total operating expenses	4,155	5,086	5,869	6,402

Income from operations	7,707	9,233	4,396	635
Change in fair value of warrant liabilities	(1,693)	(1,057)	493	(4,106)
Other expense, net	(16)	(16)	(30)	(5)

Income (loss) before income taxes	5,998	8,160	4,859	(3,476)
Income tax provision	9	10	221	159

Net income (loss)	$5,989	$8,150	$4,638	$(3,635)

	Three Months Ended
	June 28, 2009	September 27, 2009	December 27, 2009	March 28, 2010
Net revenue	100%	100%	100%	100%
Cost of revenue	45	44	46	48

Gross profit	55	56	54	52

Operating expenses:
Research and development	12	12	19	29
Selling, general and administrative	8	8	12	19

Total operating expenses	20	20	31	48

Income from operations	35	36	23	4
Change in fair value of warrant liabilities	(8)	(4)	3	(31)
Other expense, net	—	—	—	—

Income (loss) before income taxes	27	32	26	(27)
Income tax provision	—	—	1	1

Net income (loss)	27%	32%	25%	(28)%

Sales of video gaming consoles and portable video gaming devices tend to be weighted towards holiday periods. As a result, historically, our customers in this market tend to increase production of products incorporating our solutions in the first and second quarters of our fiscal year in order to build inventories. Sales of our products tend to correspondingly increase during these periods and to be lower in the third and fourth quarters of the fiscal year. We expect this seasonality to continue in future periods, although we expect the magnitude of this seasonality to decrease as we increase sales to manufacturers of smartphones and tablet devices. We believe the quarterly sales progression for smartphones and tablet devices is less subject to seasonality due to the fact that end customer demand is also driven by upgrade cycles that typically occur throughout the year. In addition, the impact of new product introductions and overall macroeconomic trends can mitigate the impact of seasonality. We have limited visibility into future customer demand and the product mix that our customers will require, which could adversely affect our net revenue forecasts and operating margins.

Our quarterly net revenue has increased and experienced less fluctuation during fiscal year 2011 as compared to fiscal year 2010, most notably in the third and fourth quarters of fiscal year 2011, primarily as a result of the timing of customer product introductions as well as new sales to manufacturers of smartphones and tablet devices. Our quarterly net revenue fluctuated during fiscal year 2010, most notably in the third and fourth quarters. Net revenue declined in these quarters compared to the first and second quarters of fiscal year 2010 due to holiday-related seasonality. In addition, during the third quarter of fiscal year 2010, our largest customer requested that we delay shipment of products we had expected to ship pursuant to firm purchase orders. Subsequent to these decisions but prior to the end of the third quarter, this customer increased its orders for the fourth quarter of fiscal year 2010.

We have experienced fluctuations in gross profit generally due to variability in our quarterly net revenue as well as manufacturing cost efficiencies. Our products are manufactured by third-party manufacturers according to our estimates of future customer demand, of which we have limited visibility. If we inaccurately forecast demand for our products, we may be unable to obtain adequate and cost-effective foundry or assembly capacity from our third-party manufacturers to meet our customers’ delivery requirements, or we may accumulate excess inventories, which could adversely impact our gross margins.

Our operating expenses generally increased over the eight quarters in fiscal years 2010 and 2011 and the first three quarters of fiscal year 2012 in absolute dollars primarily as a result of our increase in headcount related to our investment in the development of new products and our corporate infrastructure to support higher levels of sales and to operate as a public company.

We base our planned operating expenses on our expectations of future net revenue. If net revenue for a particular quarter is lower than expected, we may be unable to proportionately reduce our operating expenses. As a result, we believe that period-to-period comparisons of our past operating results should not be relied upon as an indication of our future performance.

During fiscal years 2010 and 2011, we recorded charges of $6.4 million and $4.0 million, respectively, resulting from the increase in fair value of our warrant liabilities. The fair value of our warrant liabilities was adjusted each quarter based primarily on changes in the estimated fair value of our common stock. Effective June 25, 2010, we amended our certificate of incorporation to remove certain provisions from our preferred stock that had resulted in our warrants being previously classified as liabilities. On that date, the fair value of the warrants, $11.9 million, was reclassified to stockholders’ equity. Accordingly, for periods after June 27, 2010, we are not required to reflect changes in fair value of warrant liabilities in our consolidated statements of income.

Liquidity and Capital Resources

Since our inception, our operations have been financed primarily by net proceeds of $50.2 million from the issuance of shares of our preferred stock, net proceeds of $67.7 million from our initial public offering and $7.9 million and $20.2 million in cash generated from operations in fiscal years 2011 and 2010, respectively. As of January 1, 2012, we had $139.6 million of cash, cash equivalents and short-term investments. Although the majority of our sales in fiscal year 2011 and the first three quarters of fiscal year 2012 were generated from a limited number of customers, we increased the number of total customers and the volume of sales to those customers during fiscal year 2011 and the first three quarters of fiscal year 2012. We expect that trend to continue as the markets for our products develop.

We believe our current cash, along with net cash provided by operating activities, will be sufficient to satisfy our liquidity requirements for the next 12 months. Our liquidity may be negatively impacted as a result of a decline in sales of our products due to a decline in our end markets, decrease in sales of our customers’ products in the market, or adoption of competitors’ products. Additionally, $25.5 million of the $130.1 million of cash and cash equivalents were held by our foreign subsidiaries as of January 1, 2012. If these funds are needed for our operations in the United States, we would be required to accrue and pay U.S. taxes to repatriate these funds. However, our intent is to indefinitely reinvest these funds outside of the United States, and our current plans do not demonstrate a need to repatriate them to fund our U.S. operations.

Our primary uses of cash are to fund operating expenses, purchases of inventory and the acquisition of property and equipment. Cash used to fund operating expenses excludes the impact of non-cash items such as depreciation and stock-based compensation and is impacted by the timing of when we pay these expenses as reflected in the change in our outstanding accounts payable and accrued expenses.

Our primary sources of cash are cash receipts on accounts receivable from our shipment of products to customers and distributors. Aside from the growth in amounts billed to our customers, net cash collections of accounts receivable are impacted by the efficiency of our cash collections process, which can vary from period to period depending on the payment cycles of our major customers and distributors.

Below is a summary of our cash flows (used in) provided by operating activities, investing activities and financing activities for the periods indicated:

	Fiscal Year			Nine Months Ended
	2009	2010	2011	December 26, 2010	January 1, 2012
	(in thousands)
Net cash (used in) provided by operating activities	$(23)	$20,178	$7,892	$4,893	$33,563
Net cash (used in) provided by investing activities	(1,715)	(17,256)	3,497	(7,181)	(1,713)
Net cash (used in) provided by financing activities	13,035	(474)	(4,988)	(5,116)	69,482

Net increase (decrease) in cash and cash equivalents	$11,297	$2,448	$6,401	$(7,404)	$101,332

Net Cash (Used in) Provided by Operating Activities

Net cash provided by operating activities in the first nine months of fiscal year 2012 of $33.6 million primarily reflected net income of $31.1 million, non-cash expenses of $4.0 million and a net decrease in operating assets and liabilities of $1.5 million consisting primarily of an increase in other assets of $1.6 million, a decrease in accounts payable of $2.3 million and an increase in accrued liabilities of $4.4 million. Non-cash expenses of $4.0 million consisted primarily of depreciation and amortization of $1.5 million and stock-based compensation of $2.5 million.

Net cash provided by operating activities in the first nine months of fiscal year 2011 of $4.9 million primarily reflected net income of $6.8 million and non-cash expenses of $8.9 million, offset by an increase in accounts receivable and inventories of $4.7 million and $6.6 million, respectively. The non-cash expenses of $8.9 million consisted primarily of depreciation and amortization of $1.3 million, stock-based compensation of $1.6 million, the revaluation of warrants of $4.0 million and the write-off of deferred offering costs of $1.4 million.

Net cash provided by operating activities in fiscal year 2011 of $7.9 million primarily reflected net income of $9.3 million, non-cash expenses of $8.6 million and an increase in accounts payable and accrued liabilities of $3.4 million and $1.1 million, respectively, offset by an increase in accounts receivable and inventories of $4.6 million and $10.9 million, respectively. The non-cash expenses of $8.6 million consisted primarily of depreciation and amortization of $1.8 million, stock-based compensation of $2.2 million and the revaluation of warrants of $4.0 million.

Net cash provided by operating activities in fiscal year 2010 of $20.2 million primarily reflected net income of $15.1 million, non-cash expenses of $7.6 million and a decline in inventories and an increase in accrued liabilities of $0.3 million and $2.3 million, respectively, offset by increases in accounts receivable and prepaid expenses and other current assets and decreases in accounts payable of $3.4 million, $1.5 million and $0.4 million, respectively. The movements in working capital were primarily based on the changes in accounts receivables resulting from our increase in sales volume, an increase in prepaid expenses and other current assets in response to higher amounts of vendor advances in fiscal year 2010 and an increase in other accrued liabilities driven by an increase in headcount which triggered higher payroll related accruals. The non-cash expenses of $7.6 million primarily included $6.4 million resulting from the revaluation of warrants recorded as liabilities, depreciation and amortization of $1.8 million and stock-based compensation of $1.3 million, offset by deferred taxes of $1.8 million.

Net cash used in operating activities in fiscal year 2009 of $23,000 primarily reflected net income of $0.2 million, non-cash activities of $1.2 million, and increases in accounts payable, accrued liabilities and advances from customers of $2.7 million, $0.7 million and $6.6 million, respectively, offset by an increase in accounts receivable, inventories and prepaid expenses, other current assets and other assets of $7.0 million, $3.7 million, $0.3 million and $0.3 million, respectively. The movements in the working capital amounts during fiscal year 2009 were primarily as a result of the growth in our net revenue and operations. The non-cash expenses of $1.2 million primarily included depreciation and amortization, and stock-based compensation of $0.5 million and $0.5 million, respectively.

Net Cash (Used in) Provided by Investing Activities

Net cash used in investing activities in the first nine months of fiscal year 2012 of $1.7 million primarily reflected the purchase of property and equipment of $1.7 million and includes the sale of available for sale investments of $7.8 million and the purchase of available for sale investments of $8.0 million. Net cash used in investing activities in the first nine months of fiscal year 2011 of $7.2 million primarily consisted of purchases of available for sale investments of $5.2 million and the purchase of property and equipment of $2.0 million.

Net cash provided by investing activities for fiscal year 2011 of $3.5 million included proceeds from the maturity of short-term investments of $15.7 million, and proceeds from the maturity of restricted time deposits of $0.1 million, offset by purchases of property and equipment of $2.2 million to support growth in our operations and purchases of short-term investments of $10.1 million.

Net cash used in investing activities for fiscal years 2009 and 2010 of $1.7 million and $17.3 million, respectively, included purchases of property and equipment of $1.7 million and $2.2 million, respectively, to support growth in our operations, purchases of available for sale investments of $0 and $14.9 million, respectively, and investments in restricted time deposits of $0.1 million and $0.1 million, respectively.

Net Cash (Used in) Provided by Financing Activities

Net cash provided by financing activities in the first nine months of fiscal year 2012 of $69.5 million resulted primarily from proceeds from our initial public offering, net of underwriter commissions of $69.8 million, partially offset by the payment of $1.7 million related to the offering. Net cash used in financing activities in the first nine months of fiscal year 2011 of $5.1 million consisted primarily of $4.0 million of payments of refundable customer advances and payments of offering costs related to the offering of $1.4 million.

Net cash used in financing activities in fiscal year 2011 of $5.0 million consisted primarily of $0.4 million for the repayment of equipment financing, $1.4 million in offering costs paid during the period, and $4.0 million for the repayment of refundable customer advances, offset by proceeds of $0.7 million from the issuance of common stock upon the exercise of stock options.

Net cash used in financing activities in fiscal year 2010 of $0.5 million consisted primarily of $0.8 million for the repayment of equipment financing, offset by $0.3 million from the issuance of common stock upon the exercise of stock options.

Net cash provided by financing activities in fiscal year 2009 of $13.0 million consisted primarily of proceeds of $10.8 million from the issuance of preferred stock, $4.0 million from the receipt of refundable customer advances, and $0.1 million from the issuance of common stock upon the exercise of stock options, offset by $1.6 million for repayment of equipment financing and $0.3 million for repayment of a bank line of credit.

Contractual Obligations

The following table summarizes our outstanding contractual obligations as of January 1, 2012:

	Payments Due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(in thousands) (unaudited)
Operating lease obligations	$1,339	$328	$858	$153	$—
Capital lease obligations	56	7	49	—	—
Purchase obligations	10,342	10,342	—	—	—

Total contractual obligations	$11,737	$10,677	$907	$153	$—

Operating leases consist of contractual obligations from agreements for non-cancelable office space. Capital lease obligations consist of leases used to finance the acquisition of equipment. Purchase obligations consist of the minimum purchase commitments made to contract manufacturers.

Uncertain tax positions consist of amounts included in the net deferred tax asset balance of $0.5 million at April 3, 2011, which would affect our income tax expense if recognized. Due to the high degree of uncertainty regarding the settlement of these liabilities, we are unable to estimate the year in which the future cash flows may occur.

Warranties and Indemnification

In connection with the sale of products in the ordinary course of business, we often make representations affirming, among other things, that our products do not infringe on the intellectual property rights of others, and agree to indemnify customers against third-party claims for such infringement. Further, our bylaws require us to indemnify our officers and directors against any action that may arise out of their services in that capacity. We have not been subject to any material liabilities under such provisions and therefore believe that our exposure for these indemnification obligations is minimal. Accordingly, we have no liabilities recorded for these indemnity agreements as of January 1, 2012.

Off-Balance Sheet Arrangements

As part of our ongoing business, we do not participate in transactions that generate relationships with unconsolidated entities of financial partnerships, such as entities often referred to as structured finance or special purpose entities, or SPEs, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As of January 1, 2012, we were not involved in any unconsolidated SPE transactions.

Recent Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2011-04, “Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs.” ASU No. 2011-04 amended ASC 820, Fair Value Measurements and Disclosures, to converge the fair value measurement guidance in GAAP and International Financial Reporting Standards (IFRSs). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change particular principles in ASC 820. In addition, ASU No. 2011-04 requires additional fair value disclosures. The amendments are to be applied prospectively and are effective for interim and annual periods beginning after December 15, 2011, which is our fourth quarter of fiscal year 2012. We are currently evaluating the impact, if any, that ASU No. 2011-04 may have on our financial condition and results of operations.

In June 2011, the FASB issued ASU No. 2011-05, “Presentation of Comprehensive Income”. ASU No. 2011-05 amended ASC 320, “Comprehensive Income, to converge the presentation of comprehensive income between U.S GAAP and IFRS.” ASU No. 2011-05 requires that all non-owner changes in stockholders’ equity be presented in either a single continuous statement of comprehensive income or in two separate but consecutive statements and requires reclassification adjustments for items that are reclassified from other comprehensive income to net income in the statement(s) where the components of net income and the components of other comprehensive income are presented. ASU No. 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement in changes of stockholders equity. ASU 2011-05 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011, which will be our fiscal year 2013. The adoption of ASU No. 2011-05 will affect the presentation of comprehensive income but will not impact our financial condition or results of operations.

Critical Accounting Policies and Estimates

Our consolidated financial statements and the related notes included elsewhere in this prospectus are prepared in accordance with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, net revenue, costs, and expenses, and any related disclosures. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Changes in accounting estimates are reasonably likely to occur from period to period. Accordingly, actual results could differ significantly from the estimates made by our management. We evaluate our estimates and assumptions on an ongoing basis. To the extent that there are material differences between these estimates and our actual results, our future financial statement presentation, financial condition results of operations and cash flows will be affected.

Revenue Recognition

Revenue from the sale of our products is recognized when all of the following four criteria are met: (1) persuasive evidence of an arrangement exists, (2) the product has been delivered, (3) the price is fixed or determinable, and (4) collection is reasonably assured. Delivery takes place after the transfer of title which historically has occurred upon shipment of the product unless otherwise stated in the customer agreement.

For direct customers (i.e., other than distributors), we recognize revenue when title to the product is transferred to the customer, which occurs upon shipment or delivery, depending upon the terms of the customer order. We enter into sales transactions with distributors that we have established as either stocking distributors or non-stocking distributors. Non-stocking distributor sales transactions are those in which the distributor purchases products for an identified end-customer. In sales transactions with our non-stocking distributors, we recognize net revenue upon either shipment or delivery to the non-stocking distributor, depending upon the terms of the order. Pursuant to terms and conditions contained in the agreement with these distributors, all sales to non-stocking distributors are non-refundable, and they do not have rights to return product purchases except under our standard warranty terms. In addition, we do not provide any price concessions or price protection on shipments previously made to our non-stocking distributors.

Stocking distributor sales transactions are those in which the distributor purchases products for resale to their customer. For stocking distributor sales transaction, we sell our products under distributor agreements that provide for return rights and price protection. When the stocking distributors hold inventory specifically for resale to their customers, our management has concluded it is unable to reasonably estimate sales returns or price protection adjustments under its distributor arrangements. Accordingly, net revenue and related cost of revenue on shipments to stocking distributors are deferred until the distributor reports that the product has been sold to an end customer (“sell through revenue accounting”). Under sell through revenue accounting, accounts receivable are recognized and inventory is relieved upon shipment to the distributor as title to the inventory is transferred upon shipment, at which point we have a legally enforceable right to collection under normal terms. The associated net revenue and cost of revenue are deferred by recording “deferred income” (gross profit margin on these sales) as included within “Accrued liabilities” and “Prepaid expenses and other current assets,” respectively, on the consolidated balance sheets. When the related product is reported as having been sold by our distributors to their end customers (“sold through”), we recognize previously deferred income as net revenue and cost of revenue.

Income Taxes

We account for income taxes under the asset and liability approach. Under this approach, deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements using enacted tax rates and laws that will be in effect when the difference is expected to reverse. Valuation allowances are provided against deferred tax assets that are not likely to be realized. In assessing the need for a valuation allowance, we consider positive and negative evidence such as historical levels of income or loss, projections of future income, expectations and risks associated with estimates of future taxable income and ongoing prudent and practical tax planning strategies. To the extent that we believe it is more likely than not that some portion of our deferred tax assets will not be realizable, we would increase the valuation allowance against the deferred tax assets. Realization of our deferred tax assets is dependent upon future federal, state and foreign taxable income. Our judgments regarding future profitability may change due to future market conditions, changes in U.S. or international tax laws and other factors. These changes, if any, may require possible material adjustments to these deferred tax assets, resulting in a reduction in net income or an increase in net loss in the period when such determinations are made.

We are subject to income taxes in the United States and foreign countries, and we expect to be subject to routine corporate income tax audits in many of these jurisdictions. We believe that our tax return positions are fully supported, but tax authorities are likely to challenge certain positions, which may not be fully sustained. Our income tax expense includes amounts intended to satisfy income tax assessments that result from these challenges. Determining the income tax expense for these potential assessments and recording the related assets and liabilities requires management judgment and estimates. We believe that our provision for uncertain tax positions, including related interest and penalties, is adequate based on information currently available to us. The amount ultimately paid upon resolution of audits could be materially different from the amounts previously included in income tax expense and therefore could have a material impact on our tax provision, net income and cash flows. Our overall provision requirement could change due to the issuance of new regulations or new case law, negotiations with tax authorities, resolution with respect to individual audit issues, or the entire audit, or the expiration of statutes of limitation.

We have expanded our international operations and staff, and will continue to do so in the future, to better support our expansion in international markets. This business expansion has included an international structure that, among other things, consists of research and development cost-sharing arrangements, certain licenses and other contractual arrangements between us and our wholly owned foreign subsidiaries. These arrangements may result in a lower percentage of our pre-tax income being subject to a relatively higher U.S. federal statutory tax rate. As a result, our effective tax rate is expected to be lower than the U.S. federal statutory rate in future fiscal years, as we completed the implementation of our international structure in fiscal year 2011. However, the realization of any expected tax benefits is contingent upon numerous factors, including the judgments of tax authorities in several jurisdictions, and thus cannot be assured.

Inventory Valuation

We value our inventory at the lower of standard cost (which approximates actual cost on a first-in, first-out basis) or its current estimated market value. Inventories include finished good parts that may be specialized in nature and subject to rapid obsolescence. We periodically review the quantities and carrying values of inventories to assess whether the inventories are recoverable. Write-down of inventory for excess quantity and technological obsolescence are charged to cost of revenues as incurred. Actual demand may materially differ from our projected demand, and this difference could have a material impact on our gross margin and inventory balances based on additional provisions for excess or obsolete inventory or a benefit from inventory previously written down. Write-down amounts charged (credited) to cost of revenues for fiscal years 2011, 2010 and 2009 were $0.4 million, $(0.1) million and $0.2 million, respectively. Write-down amounts charged to cost of revenues for the third quarter and first nine months of fiscal year 2011 were $0.2 million and $0.2 million, respectively.

Write-down amounts charged to cost of revenues for the third quarter and first nine months of fiscal year 2012 were $0.1 million and $2.6 million, respectively. The increase in the amounts charged to cost of revenues for the third quarter and first nine months of fiscal year 2012, compared to prior comparative periods, was primarily due to excess and obsolete inventory.

Stock-Based Compensation

We measure the cost of employee services received in exchange for equity incentive awards, including stock options, based on the grant date fair value of the award. The fair value is estimated using the Black-Scholes option pricing model. The Black-Scholes model requires us to estimate certain key assumptions including future stock price volatility, expected term of the options, risk free rates, and dividend yields. We also estimate potential forfeiture of equity incentive awards granted and adjust compensation expense accordingly. The estimate of forfeitures is adjusted over the estimated term to the extent that the actual forfeiture rate or expected forfeiture rate is expected to differ from these estimates. The resulting cost is recognized over the period during which the employee is required to provide services in exchange for the award, which is usually the vesting period. We recognize compensation expense over the vesting period using the straight-line method and classify these amounts in the statements of operations based on the department to which the related employee is assigned. For fiscal years 2011, 2010 and 2009, we recognized employee stock-based compensation of $2.1 million, $1.2 million and $0.5 million, respectively. For the third quarter and first nine months of fiscal year 2012, we recognized employee stock-based compensation of $0.9 million and $2.5 million, respectively. For the third quarter and first nine months of fiscal year 2011, we recognized employee stock-based compensation of $0.5 million and $1.6 million, respectively.

Stock options issued to non-employees are accounted for at their estimated fair value determined using the Black-Scholes option pricing model. The fair value of options granted to non-employees is re-measured as they vest, and the resulting change in value, if any, is recognized as expense during the period the related services are rendered. For fiscal years 2011, 2010 and 2009, we recognized non-employee stock-based compensation of $128,000, $33,000 and $0, respectively. For the third quarter and first nine months of fiscal year 2012, we recognized non-employee stock-based compensation of $0 and $14,000, respectively. For the third quarter and first nine months of fiscal year 2011, we recognized non-employee stock-based compensation of $19,000 and $69,000, respectively.

If any of the assumptions in the Black-Scholes option pricing model changes significantly, stock-based compensation for future awards may differ materially compared to awards granted previously.

For further information regarding our methodology for determining our historical stock compensation expense, see “— Historical Stock-Based Compensation Expense” later in this section.

Financial Instruments with Characteristics of Both Liabilities and Equity

In June 2008, the FASB issued EITF 07-5, “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock.” EITF 07-5 is codified under FASB ASC 815-40-15 and provides guidance in assessing whether an equity-linked financial instrument (or embedded feature) is indexed to an entity’s own stock for purposes of determining whether the appropriate accounting treatment falls under the scope of SFAS 133, “Accounting For Derivative Instruments and Hedging Activities” and/or EITF 00-19, “Accounting For Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock.” SFAS 133 is codified under FASB ASC 815-10 and EITF 00-19 is covered by ASC 815-40-25. Our Series A and B convertible preferred stock were initially issued with down-round provisions which would have reduced the exercise price of a warrant or convertible instrument if we had either issued new warrants or convertible instruments that had a lower exercise price. We evaluated the agreements related to our outstanding warrants and convertible instruments and concluded that the warrants we issued are within the scope of ASC 815-40-15 due to the down-round provisions included in the terms of the agreements. Accordingly, on March 30, 2009 (the first day of fiscal year 2010), we reclassified the warrants from equity to liabilities.

On March 30, 2009, we estimated the fair value of the warrants using the Black-Scholes option pricing model. Similar to the “Critical Accounting Policies and Estimates—Stock-Based Compensation,” the Black-Scholes model requires a number of key assumptions which we estimated based on information available at the end of each fiscal year. Further, at the end of each fiscal period (both quarterly and annual), we measured the warrants using the Black-Scholes model with any changes in the computed fair value being included within our consolidated statements of income. During fiscal years 2011 and 2010, we recorded charges of $4.0 million and $6.4 million, respectively, in relation to the remeasurement of the warrant. These charges have been included as a component of “other expenses”.

Effective June 25, 2010, we amended our certificate of incorporation to remove certain anti-dilution adjustment provisions from our preferred stock. On that date, the fair value of the warrant liabilities, $11.9 million, was reclassified from liabilities into stockholders’ equity. Accordingly, for periods after June 27, 2010, we are not required to reflect changes in fair value of warrant liabilities in our consolidated statements of income.

Historical Stock-Based Compensation Expense

For purposes of determining our historical stock-based compensation expense, we used the Black-Scholes option-pricing model to calculate the fair value of stock options on the grant date. This model requires inputs for the expected term of the option, expected volatility and the risk-free interest rate. Our estimates of forfeiture rates also affect the amount of aggregate compensation expense. These inputs are subjective and generally require significant judgment. For fiscal years 2009, 2010 and 2011 and the third quarter and first nine months of fiscal years 2011 and 2012, we calculated the fair value of options granted to employees using the following assumptions:

	Fiscal Year			Three Months Ended		Nine Months Ended
	2009	2010	2011	December 26, 2010	January 1, 2012	December 26, 2010	January 1, 2012
Risk free interest rate	1.8%-3.8%	2.1%-3.2%	1.5%-2.9%	1.5%	1.1%	1.5%-3.0%	1.5%
Volatility	50.8%-54.3%	49.7%-61.6%	42.5%-50.3%	42.5%	48.2%	42.5%-49.3%	48.7%
Expected term	6.1 years	5.6-7.3 years	6.1 years	6.1 years	5.6years	6.1 years	5.8 years
Dividend yield	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%

We estimated our expected volatility based on the volatilities of several unrelated public companies within the semiconductor industry since we have little information on the volatility of the price of our common stock due to no trading history prior to our initial public offering. In the determination of the companies to be used in the peer group, our board of directors considered the input of a third-party valuation. We estimated volatility for option grants by evaluating the average historical volatility of this peer group for the period immediately preceding the option grant for a term that is approximately equal to the expected term of the option.

We have elected to use the safe harbor method described in Staff Accounting Bulletin No. 110, Topic 14, to compute the expected term of options granted. This decision was based on the lack of relevant historical data due to our limited historical experience. We derived the risk-free interest rate assumption using the published interest rate for a U.S. Treasury zero-coupon issue having a maturity similar to the expected term of the options. We based the assumed dividend yield on the expectation that we will not pay cash dividends in the foreseeable future.

We estimated forfeitures at the time of grant and will revise, if necessary, in subsequent periods if actual forfeitures differ from those estimates. We utilized our historical forfeiture rates since inception to estimate our future forfeiture rate at 18.7% for fiscal year 2011 and the third quarter and first nine months of fiscal year 2012. We will continue to evaluate the appropriateness of estimating the forfeiture rate based on actual forfeiture experience, analysis of employee turnover behavior and other factors. Quarterly changes in the estimated forfeiture rate can have a significant effect on stock-based compensation expense as the cumulative effect of adjusting the rate for all stock compensation expense amortization is recognized in the period the forfeiture estimate is changed. If a revised forfeiture rate is higher than the previously estimated forfeiture rate, an adjustment is made that will result in a decrease to the stock-based compensation expense recognized in the consolidated financial statements. If a revised forfeiture rate is lower than the previously estimated forfeiture rate, an adjustment is made that will result in an increase to the stock-based compensation expense recognized in the consolidated financial statements. The effect of forfeiture adjustments during the third quarter and first nine months of fiscal year 2012 and fiscal years 2011, 2010 and 2009 was insignificant. We will continue to use judgment in evaluating the expected term, volatility and forfeiture rate related to our stock-based compensation on a prospective basis and incorporating these factors in the Black-Scholes option-pricing model.

If in the future we determine that other methods are more reasonable, or other methods for calculating these assumptions are prescribed by authoritative guidance, the fair value calculated for our stock options could change significantly. Higher volatility and longer expected lives result in an increase to stock-based compensation expense determined at the date of grant. Stock-based compensation expense affects our cost of revenue, research and development expense and selling, general and administrative expense.

The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferrable, characteristics not present in our option grants. Existing valuation models, including the Black-Scholes option-pricing model, may not provide reliable measures of the fair values of our stock-based awards. Consequently, there is a risk that our estimates of the fair values of our stock-based awards on the grant dates may bear little resemblance to the actual values realized upon exercise. Stock options may expire or otherwise result in zero intrinsic value as compared to the fair values originally estimated on the grant date and reported in our financial statements. Alternatively, value may be realized from these instruments that are significantly higher than the fair values originally estimated on the grant date and reported in our financial statements.

Given the absence of an active market for our common stock prior to our initial public offering, our board of directors was required to determine the fair value of our common stock at the time of each option grant based upon several factors, including its consideration of input from management and reports of a third-party valuation firm. The exercise price for all stock options granted was at or above the estimated fair value of the underlying common stock, as determined on the date of grant by our board of directors, and was based on a variety of factors, which include the following:

•	our operating and financial performance;

•	significant design wins with customers;

•	the introduction of new products;

•	the application and issuance of patents on our technology;

•	the lack of public markets for our shares;

•	the likelihood of achieving a liquidity event;

•	trends in the market for consumer devices in which our products are designed; and

•	general economic conditions.

The following table summarizes, by grant date, the number of stock options granted since September 15, 2009 through the date of this prospectus and the associated per share exercise price, which equaled or exceeded the fair value of our common stock as determined by our board of directors, with input from the reports issued by a third-party valuation firm to the extent such grants occurred prior to our initial public offering:

Grant Date	Number of Options Granted	Exercise Price Per Share	Common Stock Fair Value Per Share at Grant Date
9/15/2009	1,745,500	$2.97	$2.97
1/27/2010	875,000	2.97	2.72
3/31/2010	529,000	5.07	5.07
8/13/2010	1,018,500	5.13	5.13
10/21/2010	223,000	5.13	5.13
1/19/2011	604,000	6.11	6.11
4/27/2011	589,000	6.11	6.07
7/9/2011	927,500	7.32	7.32
10/21/2011	1,409,500	7.32	7.13
11/15/2011	322,000	7.50	7.50
11/25/2011	596,400	10.10	10.10
12/15/2011	90,000	10.00	10.00
1/16/2012	116,000	13.29	13.29
2/15/2012	67,500	17.49	17.49

A brief narrative of the estimated fair value of the option exercise price on the date of each grant is set forth below:

September 2009: From May 2009 to September 2009 our net revenue and net income continued to grow as the global economy stabilized. Our net revenue was driven by the increasing shipments of our dual-axis gyroscope products. As a consequence of our operating results and our expectation of future growth, our board of directors estimated the fair value of our common stock to be $2.97 per share on September 15, 2009, on which date they granted options to purchase up to an aggregate of 1,745,500 shares of our common stock at an exercise price of $2.97 per share.

January 2010: During the period of October 2009 to December 2009, our net revenue and net income declined in the quarter as our primary customer expressed concern regarding the strength of the consumer holiday shopping season. In addition, the amount and timing of future cash flow from potential new customers was revised, and, as a result, our board of directors estimated the fair value of our common stock to be $2.72 per share as of December 27, 2009, which was lower than our September 15, 2009 valuation. On January 27, 2010, our board of directors granted options to purchase up to an aggregate of 875,000 shares of our common stock at an exercise price of $2.97 per share.

March 2010: During the period of January 2010 to March 2010, our primary customer realized better than anticipated holiday sales and became more confident regarding future orders. Key design win opportunities in the period solidified positive financial projections. We ended our 2010 fiscal year realizing net income of $15.1 million and positive cash flow from operations of $20.2 million. As a result, our board of directors estimated the fair value of our common stock to be $5.07 per share as of March 28, 2010. On March 31, 2010, our board of directors granted options to purchase up to an aggregate of 529,000 shares of our common stock at an exercise price of $5.07 per share.

August and October 2010: In July 2010, our primary customer materially decreased its forecast of estimated demand for its products during the holiday season. However, we became more confident in the potential growth of the smartphone market, with the introduction of next generation solutions that featured MEMS gyroscopes. As a consequence of our expected operating results and anticipated future growth, our board of directors estimated the fair value of our common stock to be $5.13 per share on August 13, 2010, on which date they granted options to purchase up to an aggregate of 1,018,500 shares of our common stock at an exercise price of $5.13 per share. Market conditions had not substantially changed as of October 2010, consequently, our board of directors estimated the fair value of our common stock continued to be $5.13 per share on October 21, 2010, on which date they granted options to purchase up to an aggregate of 223,000 shares of our common stock at an exercise price of $5.13 per share.

January 2011: During the period of October 2010 to December 2010, our net revenue increased 15% sequentially, and operating income increased to $6.7 million in the third quarter of fiscal year 2011 from $5.5 million in the prior quarter. Furthermore our net income increased to $4.7 million in the third quarter of fiscal year 2011 from $3.2 million in the prior quarter. We experienced an increase in orders and more optimistic forecasts from our customers over the July and October periods. Additionally, our unit manufacturing costs improved as our fabrication vendors improved yields. In addition, the overall stock market improved from August 2010 to January 2011, with comparable (publicly traded) companies experiencing an average increase in market capitalization of 13%. As a result, our board of directors estimated the fair value of our common stock to be $6.11 per share on January 19, 2011, on which date they granted options to purchase up to an aggregate of 604,000 shares of our common stock at an exercise price of $6.11 per share.

April 2011: During the period of January 2011 to April 2011, our net revenue decreased 12% sequentially, consistent with expected sales seasonality. The earthquake in Japan created additional uncertainty regarding one of our suppliers and our customers’ abilities to achieve their forecasted demand, while the outlook for sales to the smartphone and tablet device markets improved. As a result of our operating performance and expectation of continued future growth, our board of directors estimated the fair value of our common stock to be $6.07 per share on April 27, 2011, but in order to avoid a de minimis change from the price at which options were granted in January 2011, our board of directors granted options to purchase up to an aggregate of 589,000 shares of our common stock at an exercise price of $6.11 per share.

July 2011: During the period of April 2011 to July 2011, our net revenue increased 49% sequentially, and operating income increased to $11.7 million in the first quarter of fiscal year 2012 from $4.7 million in the prior quarter. Net income increased to $9.0 million in the first quarter of fiscal year 2012 from $2.5 million in the prior quarter. As a result of our operating performance, expectation of continued future growth, and continued strength in the smartphone and tablet device markets, our board of directors estimated the fair value of our common stock to be $7.32 per share on July 9, 2011, on which date it granted options to purchase an aggregate of 927,500 shares of our common stock at an exercise price of $7.32 per share.

October 2011: During the period of July 2011 to October 2011, our net revenue increased 21% sequentially, and operating income increased to $14.8 million in the second quarter of fiscal year 2012 from $11.7 million in the prior quarter. During this period, overall equity markets deteriorated relative to recent prior periods. However, as a result of our operating performance and expectation of continued future growth and continued strength in the smartphone market, our board of directors estimated the fair value of our common stock to be $7.13 per share on October 21, 2011, but in order to avoid a de minimis change from the price at which options were granted in July 2011, our board of directors granted options to purchase an aggregate of 1,409,500 shares of our common stock at an exercise price of $7.32 per share.

November 2011: On November 15, 2011, we entered into an underwriting agreement with respect to our initial public offering, and our board of directors estimated the fair value of our common stock on that day to be the initial public offering price of $7.50 per share. On November 15, 2011, our board of directors granted options to purchase an aggregate of 322,000 shares of our common stock at an exercise price of $7.50 per share.

Since our common stock began trading on the NYSE on November 16, 2011, our board of directors has granted options to purchase an aggregate of 869,900 shares of our common stock at exercise prices equal to the closing price of our common stock as reported by the NYSE on the date of grant.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

We had cash, cash equivalents and investments of $139.6 million at January 1, 2012, which was held for working capital purposes. We do not enter into investments for trading or speculative purposes. A 10% change in interest rates will not have a significant impact on our future interest income due to the short-term nature of our investments. As of January 1, 2012, our cash, cash equivalents and short-term investments were in money market funds and U.S. government securities.

Foreign Currency Risk

Our sales contracts are primarily denominated in U.S. dollars and therefore substantially all of our net revenue is not subject to foreign currency risk. However, a portion of our operating expenses are incurred outside the U.S., are denominated in foreign currencies and are subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the New Taiwan Dollar, Japanese Yen and Korean Won. Additionally, fluctuations in foreign currency exchange rates may cause us to recognize transaction gains and losses in our statement of income. We recognized no significant foreign currency transaction gains or losses for fiscal years 2009, 2010 and 2011 and the third quarter and first nine months of fiscal year 2012 related to fluctuations in foreign currency exchange rates.

BUSINESS

Overview

We are the pioneer and global market leader in intelligent motion processing solutions. We define motion processing as the ability to detect, measure, synthesize, analyze and digitize an object’s motion in three-dimensional space. Our integrated MotionProcessing solution is comprised of our proprietary MotionProcessor and MotionApps platform. Our single-chip MotionProcessor combines micro-electro-mechanical system, or MEMS, based motion sensors, such as accelerometers and gyroscopes, with mixed-signal integrated circuits (ICs) to deliver the world’s first integrated MotionProcessing solution. Our MotionProcessors incorporate proprietary algorithms and firmware that intelligently process and synthesize sensor output for use by software applications. Our MotionApps platform, which consists of application programming interfaces (APIs) and calibration algorithms, helps accelerate the development of motion-based applications using our products. Our MotionProcessing solution is differentiated by its small form factor, high level of integration, performance, reliability and cost effectiveness. While our solutions have broad applicability across consumer, industrial, military and other industry verticals, we currently target consumer electronics within a variety of end markets that we believe demand a more intuitive and immersive user experience, such as console and portable video gaming devices, smartphones, tablet devices, digital still and video cameras, smart TVs (including digital set-top boxes, televisions and multi-media HDDs), 3D mice, toys, wearable health and fitness monitors and portable navigation devices. We anticipate that there may be a significant near-term opportunity for our products in the market for handheld devices, such as smartphones and tablet devices, and in particular devices that are enabled by the Android operating system or devices with high resolution cameras where optical image stabilization (OIS) is important to producing quality images.

We believe we are the first provider of a motion processing solution for consumer devices. Our products span increasing levels of integration, from single-axis gyroscopes to fully-integrated, intelligent dual- and three-axis, and the industry’s only integrated six-axis, MotionProcessor units (MPUs). The majority of our production volume today derives from our integrated three-axis product families. We started sampling our six-axis motion processors in December 2010, and we have recently announced their availability for volume shipment. We have introduced nine-axis motion processors, and intend to continue develop even more highly integrated products.

As of January 1, 2012, we had shipped over 184 million units of our products. Our net revenue was $29.0 million, $79.6 million and $96.5 million for fiscal years 2009, 2010 and 2011, respectively, and our net income was $0.2 million, $15.1 million and $9.3 million for these periods, respectively. Our net revenue was $119.9 million and our net income was $31.1 million for the nine months ended January 1, 2012. Nintendo was our largest customer for fiscal years 2009, 2010, 2011 and the nine months ended January 1, 2012 accounting for 80%, 85%, 73% and 34% of our net revenue, respectively. Nintendo incorporates our dual-axis and three-axis gyroscope into its Wii MotionPlus accessory, Wii Remote Plus controllers and its recently released 3D handheld gaming device, the 3DS. The remainder of our net revenue was derived from other end markets, including smartphones and tablet devices, digital still and video cameras, digital television and set-top box remote controls, 3D mice, toys, wearable health and fitness monitors, portable navigation devices and other consumer electronics. In fiscal year 2011 and the first nine months of fiscal year 2012, our products were incorporated in multiple smartphone and tablet devices from leading manufacturers, including HTC, LG, Samsung, Acer, Asus, and RIM.

We utilize a fabless business model, working with third parties to manufacture our products, while the critical test and calibration functions are performed in our wholly owned subsidiary located in Hsinchu, Taiwan. We sell our products through our direct worldwide sales organization and through our indirect channel of distributors to manufacturers of consumer electronics devices, original design manufacturers and contract manufacturers. We are headquartered in Sunnyvale, California and had 250 employees worldwide as of January 1, 2012.

Industry Background

Over the last decade, advances in technology have led to a rapid proliferation of consumer electronics devices used for communication, entertainment, convenience and business. In order to differentiate products and increase sales in intensely competitive markets, consumer electronics device manufacturers have been eager to adopt new device functionalities, expand use cases and create new, compelling user interfaces and interactive experiences using technologies, such as touch screen and, more recently, motion-based functions.

Nintendo’s Wii was the first mass market video gaming console to incorporate basic motion-based functions, introducing consumers to a motion-based video gaming experience. Since its introduction in November 2006, the Nintendo Wii has sold over 94 million units. Following the introduction of the Wii, Nintendo has continued to innovate and provide consumers with an increasingly immersive motion-based video gaming experience that can interface with natural human motions, with the recently introduced 3D handheld gaming device, the Nintendo 3DS. Similarly, several mass market smartphone manufacturers have successfully introduced consumers to touch screen technology and basic motion-based features, such as tilt control, which enables a screen to switch between portrait and landscape mode based on a device’s orientation. Since then, more advanced motion sensing and processing capabilities that facilitate motion-based video gaming, device control, assisted navigation and advanced display functionality are becoming a part of the standard feature set of smartphones and tablet devices. These capabilities are also being incorporated into a range of other consumer electronics devices. The momentum behind the adoption of motion-based interfaces in consumer electronics illustrates how technology can change the way consumers interact with electronics devices, as well as their expectations for future consumer products.

The Key Motion Sensors

Sensors that are able to detect motion in three-dimensional space have been commercially available for several decades and have been used in automobiles, aircraft and ships. However, the size, power consumption, cost, manufacturing methods, calibration requirements and other design complexities involved in integration of motion sensors have historically prevented their mass adoption in consumer electronics.

While other kinds of motion sensor technologies may potentially become available commercially, we believe the following four principal types of motion sensors are important for motion processing in free space:

•

Accelerometers (G-sensors) measure linear acceleration and tilt angle. Single and multi-axis accelerometers detect the combined magnitude and direction of linear, rotational and gravitational acceleration. They can be used to provide limited motion sensing functionality. For example, a device with an accelerometer can detect rotation from vertical to horizontal state in a fixed location. As a result, accelerometers are primarily used for simple motion sensing applications in consumer devices, such as changing the screen of a mobile device from portrait to landscape orientation.

•

Gyroscopes (Gyros) measure the angular rate of rotational movement about one or more axes. Gyroscopes can measure complex motion accurately in free space, tracking the position and rotation of a moving object. In contrast, accelerometers primarily detect the fact that an object has moved or is moving in a particular direction. Unlike accelerometers and compasses, gyroscopes are not affected by errors related to external environmental factors, such as gravitational and magnetic fields. Hence, gyroscopes greatly enhance the responsiveness of the motion sensing capabilities of devices and are used for advanced motion sensing applications in consumer devices, such as full gesture recognition, movement detection and motion simulation in video gaming.

•

Magnetic Sensors (Compasses) detect magnetic fields and measure their absolute position relative to Earth’s magnetic north and nearby magnetic materials. Information from magnetic sensors can also be used to correct errors from other motion sensors, such as gyroscopes. One example of how compass sensors are used in consumer devices is reorienting a displayed map to match up with the general direction a user is facing. Many smartphones and tablet devices have begun incorporating compasses to enable enhanced gaming and location-based applications.

•

Pressure Sensors (Barometers) measure relative and absolute altitude through the analysis of changing atmospheric pressure. Pressure sensors can be used in consumer devices for sports and fitness or location-based applications where information can be used for elevations or floor-specific location.

Challenges in Adoption of Motion Sensors in Consumer Electronics

Early adoption of motion sensors in consumer electronics was limited primarily to accelerometers that provided basic motion sensing capabilities. Devices incorporating these early motion sensors experienced strong demand, as they provided consumers with applications that included a more intuitive user interface. More recently, consumer devices have expanded their incorporation of other motion sensors, including gyroscopes, compasses and pressure sensors.

As consumers continue to become more accustomed to motion-enabled applications, there is a significant opportunity to deliver a broader spectrum of consumer electronics devices that can provide robust motion processing. However, there are several challenges that motion sensor vendors need to overcome in order to deliver a product that can achieve mass adoption in consumer electronics markets.

In order to digitize full real-life motion, system designers are limited to using discrete motion sensor components, such as gyroscopes, accelerometers and compasses, as well as a separate microcontroller in their already space-constrained products. Such an approach can create many performance, form factor, firmware and software design and cost challenges. In addition, using discrete motion sensors from various suppliers requires customized and costly system-level calibration by customers on the factory floor to meet required performance and precision standards.

Consumer electronics devices typically have significant form factor limitations within which sensors and related digital circuitry must fit. Furthermore, system designers of consumer electronics operate with system-level constraints, such as total system cost, as well as significant time-to-market challenges given the rapid product cycles prevalent in the industry. While system designers may desire to incorporate motion processing capabilities in their devices, adding multiple discrete sensors and additional digital control circuitry to the system design may be unacceptable in terms of total system cost, performance or time-to-market.

To enable multi-sensor integration for full motion processing, system designers also need firmware and software capabilities to receive, process and synthesize motion sensor data. They also need calibration algorithms and APIs that can interpret the motion sensor data and make it easily accessible to application processors for consumption by end applications. Finally, motion processing solutions must be cost effectively produced in high volume and must overcome significant challenges in sensor design, including precision and noise, vibration and performance requirements. Without these capabilities, the development of compelling motion processing-based applications may be prohibitively difficult for most consumer electronics device manufacturers and application developers.

As a result, we believe most system designers would prefer an intelligent, integrated, scalable system-level motion processing platform that incorporates multiple motion sensors, digital control circuitry, APIs and motion application software together in one solution.

The Opportunity for Motion Processing Solutions

Similar to the development of the microprocessor enabling the emergence of the personal computer and the multitude of applications that now run on that platform, as well as the development of the graphics processor enabling compelling, life-like graphics for numerous video gaming and professional applications, we believe the introduction of an intelligent, integrated motion processing platform can enable realization of the full potential of motion sensors and make motion-based applications ubiquitous in consumer electronics.

We define motion processing as the ability to detect, measure, synthesize, analyze and digitize an object’s motion in three-dimensional free space. The illustration below shows how a smartphone moves in 3D space, either by rotating around or moving along any of its three principle axes. By incorporating motion sensors, such as a three-axis gyroscope, a three-axis accelerometer and a three-axis compass, the smartphone’s movement can be accurately tracked in free space. The gyroscope tracks the rotation of the smartphone as it tilts forward or backward (pitch), turns from portrait to landscape (yaw) and twists from side to side (roll), while the accelerometer measures the linear movement of the smartphone as it moves up or down (y-axis), left or right (x-axis) and toward or away from the user (z-axis), and the compass measures the device orientation or pointing direction relative to magnetic north. The analog data from the gyroscope, accelerometer and compass can be digitized and synthesized using complex algorithms to support motion-based user interfaces and other applications, such as motion-based video games and on-screen menu navigation.

We define a motion processing solution as a complete system that integrates various motion sensors with digital control and processing, and provides sensor fusion algorithms, high-level programming interfaces, calibration algorithms and motion application software. Motion processing can offer device designers, consumers and application developers two fundamental benefits: a mechanism to intuitively and seamlessly interface with consumer electronics by translating the full range of natural human motion to digital signals, and an application ecosystem based on motion processing.

Since consumers and application developers were first introduced to motion sensing capabilities in electronics, their desire and vision for more advanced motion-based user interface capabilities in devices has increased and expanded rapidly. As a result, an increasing number of device manufacturers, platform providers and application developers are introducing products and software that take advantage of motion processing capabilities. In particular, motion processing interfaces have been added to leading operating systems, such as the Android operating system from Google. As of August 2010, Android was the leading operating system for smartphones and tablet device makers, as reported by The NPD Group, and is used by several of the leading mobile device manufacturers.

There are a number of consumer electronics devices in the market today, such as console and portable video gaming devices, smart TVs, smartphones, tablet devices, digital still and video cameras, toys and navigation devices, toys, and health and fitness accessories, that have incorporated motion processing technologies. We believe the following consumer electronics end-markets present examples of significant opportunities for motion processing:

•

Video gaming: Motion processing technology in console and portable video gaming devices provides an immersive video gaming experience by accurately tracking body and hand movements, and is significantly more intuitive than traditional button and joystick based interfaces. The success of the Nintendo Wii and market potential of the recently introduced Nintendo 3DS is representative of the large opportunities for motion processing technology in the video gaming market. According to IHS iSuppli, a market research company, the market for gaming controllers, game console peripherals, gaming accessories, and handheld game players is expected to grow from 176 million units shipped in 2010 to approximately 202 million units shipped by 2015, and we believe each of these devices individually has the potential to integrate motion processors. IHS iSuppli expects shipments of multi-axis gyroscopes for these gaming devices to grow from 60 million units in 2010 to approximately 169 million units by 2015.

•

Smartphones: While many smartphones use basic motion sensing capabilities to provide tilt sensing, screen rotation and basic video gaming functionality, the latest generation of smartphones are increasingly incorporating complete motion processing technology that can deliver enhanced user experiences in the areas of web, media and menu navigation. In addition, motion processing technology can provide a range of other capabilities, such as more responsive motion-based video gaming, enhanced still and video image stabilization, improved pedestrian navigation, secure authentication through gestures, as well as gesture and character shortcuts that accelerate common tasks on the device. According to IHS iSuppli, the worldwide smartphone market is expected to grow from 294 million units shipped in 2010 to approximately 1,044 million units shipped by 2015. IHS iSuppli expects shipments of multi-axis gyroscopes for mobile handsets to grow from 41 million units in 2010 to approximately 691 million units by 2015.

•

Tablet devices: While still a nascent market, tablet devices are rapidly being adopted by consumers and enterprises. Similar to smartphones, early generations of tablet devices use basic motion sensing capabilities to provide tilt-sensing and screen rotation, but it is expected that newer generations of these devices will incorporate complete motion processing technology to provide a wide range of motion-based capabilities. According to IHS iSuppli, the media tablet market is expected to grow from 17 million units shipped in 2010 to approximately 287 million units shipped by 2015. IHS iSuppli expects shipments of multi-axis gyroscopes for media tablets to grow from approximately 6 million units in 2010 to approximately 267 million units by 2015.

•

Smart TVs: Digital televisions (DTVs), set-top boxes and multi-media HDDs, which constitute the smart TV market, are becoming increasingly more interactive through the addition of interactive menus and applications, internet browsing, video-on-demand services and viewing of personal media content. This has created the need for a user interface device with the functionality of a computer mouse and the ability to operate without a desk, for example while sitting on a living room couch. With a motion-based approach to menu and web navigation, users can interface with an on-screen menu or use hand motions in a manner similar to motion-

based video gaming controllers. Further, a motion controlled remote would allow additional functionality, including gesture shortcuts and games, to be embedded into the system. According to Yole Développment, a market research company, the digital set-top box, television, and multimedia HDD market is expected to grow from 390 million units shipped in 2010 to approximately 550 million units shipped by 2015, with each of these devices individually having the potential to integrate motion processors. Yole expects shipments of multi-axis gyroscopes for these devices to grow from 2 million units in 2010 to approximately 102 million units in 2015.

•

Optical Image Stabilization (OIS) for Camera Phone Modules: Camera phone modules are a commonly used feature in mobile handset devices today. Modules were initially offered with low resolution, 1 Mega Pixel (MP) functionality, but have now evolved to offer higher 5 MP image quality. Current market trends are driving smartphone manufacturers to differentiate their products by including even higher, 8 MP or greater resolution camera phone modules into their devices, thus enabling the smartphone to act as a substitute for traditional digital still cameras (DSCs). Cameras of this resolution require stabilization technologies to eliminate the distortive effects of hand jitter which causes image blur, especially in low lighting conditions. Because these problems are further amplified by the small form factor of handset devices, which are more prone to hand jitter, consumers have been encouraged to continue to use their DSCs. DSCs employ OIS technology to eliminate hand jitter by using gyroscopes to detect movement and then mechanically adjusting the optical path such that the image remains stable on the image sensor during exposure. Advancements in camera module assembly and availability of smaller and high performance gyroscopes have made it possible to incorporate the OIS function into handset camera modules while providing image qualities comparable to that of a DSC. According to Techno Systems Research (TSR), a market resource company, 8 MP and 12 MP camera phone modules are expected to grow from 51 million units shipped in 2010 to approximately 678 million units shipped by 2015. TSR expects shipments of OIS solutions for camera phone modules to grow from none in 2010 to approximately 60 million units by 2015.

•

Other emerging opportunities: There are many other possible applications for motion processing in products used by consumers daily. For example, manufacturers of digital still and video cameras, toys, navigation devices, wearable sensors, healthcare monitoring equipment, health and fitness equipment, and industrial tools have or may in the future expand the use of motion processing technologies. The use of motion processing solutions in these devices can significantly enhance their performance, intelligence, safety and functionality.

The InvenSense Solution

We have developed a proprietary, intelligent, integrated single-chip MotionProcessing solution that enables intuitive and immersive user interfaces. As a result of our modular and scalable platform architecture, our current and planned products span increasing levels of integration, from standalone single-chip gyroscopes to fully integrated multi-sensor, multi-axis digital motion processing solutions. In fiscal year 2011 and the first nine months of fiscal year 2012, the majority of our product volume was derived from our two-axis and three-axis gyroscopes and related MotionProcessing solutions. In September 2011, we announced that our six-axis MotionProcessing solution was available for high volume shipment.

Our MotionProcessing solution is comprised of several fundamental proprietary components:

•

Our MEMS-based motion sensors combined with our mixed-signal circuitry for signal processing provide the functionality required to measure motion in three-dimensional space. The high performance of our sensors is enabled by our proprietary Nasiri-Fabrication platform.

•

Our MotionFusion technology consists of a hardware acceleration engine we refer to as a DigitalMotion processor (DMP) and sensor fusion firmware. MotionFusion technology enables the conversion of analog signals to digital signals and intelligently assimilates them into usable data.

•

Our MotionApps platform provides application programming interfaces (API) and calibration algorithms that simplify access to complex functionality commonly needed by our customers. This platform utilizes the output from the MotionFusion layer to enable system designers to use the sensor data in their applications without the need to understand detailed motion sensor outputs and develop related motion processing algorithms. We are designing our MotionApps platform to be interoperable with major mobile operating systems, such as Google’s Android and RIM’s QNX. In addition, we have developed numerous system level APIs for various third-party applications and motion sensors.

The diagram below illustrates the fundamental elements of our MotionProcessing solution.

The InvenSense MotionProcessing Solution

The competitive advantages of our technology and solutions are:

•

Highly integrated and cost-effective solutions enabled by our patented Nasiri-Fabrication platform.    The foundation of our MotionProcessing solution is our patented Nasiri-Fabrication platform, which enables integration of standard MEMS with CMOS (also known as CMOS-MEMS) in a small, cost-effective wafer-level solution. Combining a MEMS wafer with an industry standard CMOS wafer reduces the number of MEMS manufacturing steps, perform wafer-level testing, and use wafer-level packaging, thereby reducing back-end costs of packaging and testing and improving overall product yield and performance. In addition to our CMOS-MEMS process, we have developed low-cost, high-throughput proprietary test and calibration systems, which further reduce back-end costs. We believe we have pioneered a technological breakthrough in high-volume manufacturing of low-cost, high-performance MEMS motion processors. Combining this unique high-volume fabrication capability with our other core proprietary technologies, we are able to deliver our MotionProcessing solutions with industry-leading integration and cost-effectiveness.

•

Ability to rapidly accelerate time-to-market by leveraging our MotionApps platform.    Our MotionApps platform promotes faster adoption and accelerates time-to-market for our customers. We achieve this by providing easy-to-use APIs that can be easily integrated into different operating systems, calibration algorithms and an applications engine that supports pre-configured motion-processing applications. These features eliminate the need for our customers to develop separate software libraries, thereby reducing the time required to develop motion-based applications. In addition, our MotionApps platform enables device manufacturers with limited motion processing experience to rapidly incorporate higher level motion-enabled applications in their products. To further accelerate adoption of our products, we have been collaborating with major operating systems providers, such as Google, and processor and microcontroller providers to incorporate our solutions into their reference designs.

•

Scalable MotionProcessing solution with opportunities for continuing integration.    Our Nasiri-Fabrication platform enables the integration of multiple motion sensors, such as gyroscopes and accelerometers, on a single chip with processing capability. Our latest generation of MotionProcessor units have both an embedded three-axis gyroscope and three-axis accelerometer on the same chip, enabling integrated six-axis motion processing functionality. As a result of integrating multiple sensors, our products can eliminate the traditional calibration steps required with discrete solutions as well as offload the intensive motion processing computation requirements from the host processor. Over time, we believe we can integrate more advanced features and functionalities into our solution.

•

Flexible manufacturing, performance and reliability.    Most MEMS devices are manufactured in proprietary in-house fabrication facilities utilizing numerous fabrication steps, esoteric substrates and MEMS-specific manufacturing processes that are not compatible for integration with standard CMOS fabrication processes. Nasiri-Fabrication allows us to utilize a fabless business model without relying on specialty foundries for MEMS manufacturing. Our fabless model enables cost-effective, high-volume production and provides us with the flexibility to quickly react to our customers’ needs. Additionally, our ability to perform wafer-level testing combined with our close collaborative relationships with third-party foundries enables us to better control the manufacturing process and product yields, resulting in lower cost and improved device performance and reliability. Our Nasiri-Fabrication platform provides highly reliable hermetically sealed cavities at the die level to house the MEMS sensor without the need for adding a costly getter, whereby reactive materials are applied to remove trace gasses and create a vacuum. The hermetic seal allows for reliable operation under harsh environmental conditions over typical consumer product lifecycles. The use of single crystal silicon in our MEMS fabrication process reduces sensitivity to interference from noise and vibrations, enabling higher performance and accuracy. As a result, our solutions enable a motion-based user interface that has greater tolerance to environmental factors.

Our Strategy

Our objective is to enable broad adoption of our MotionProcessing solutions. We intend to continue to expand our technology leadership, including our MotionProcessing solutions and proprietary Nasiri-Fabrication platform to provide compelling solutions for our customers. To accomplish our objectives, we are pursuing the following strategies:

•

Continue to leverage our Nasiri-Fabrication platform to drive performance, integration and cost advantages.    Our Nasiri-Fabrication platform is the foundation for our industry-leading MotionProcessing solutions. We will continue to enhance our fabrication platform and strive to maintain our leadership in size, sensor and system integration, performance, reliability and cost. Over the long term, we intend to pursue complementary MEMS markets to expand our product portfolio.

•

Advance our MotionProcessing platform technology leadership.    We will continue to invest in advanced technology, device integration, platform solutions and market development activities to maintain our technological leadership in our MotionProcessing solution. We intend to continue to enhance the functionality of our platform by integrating multiple multi-axis high-performance motion sensors and advanced algorithms to create market-leading MotionProcessor products. We also intend to continue to enhance our MotionApps platform to facilitate faster integration of our products by our customers. As we continue to introduce advanced MotionProcessing solutions, we expect product developers to create new types of applications and services that take advantage of motion-based capabilities enabled by our technologies and solutions.

•

Drive broader and faster adoption of our MotionProcessing solutions in the consumer electronics market.    We believe that the motion processing market is nascent, and the true potential of this technology is yet to be realized. Our strategy is to develop motion processing solutions that meet or exceed the performance and cost requirements of consumer electronics manufacturers, are easy to integrate and set industry performance benchmarks. In order to support an expanded customer base and to promote broad adoption of motion processing, we intend to continue to develop easy-to-integrate, complete solutions, as well as grow our direct sales and field application engineering teams that facilitate development of new use cases with customers and accelerate integration. In the past year, our MotionProcessors have been adopted by market leading semiconductor companies in their reference design platforms; for example, our MotionProcessors are in the smartphone reference designs from Qualcomm and Broadcom and in the tablet device reference designs from NVIDIA and Texas Instruments. We intend to drive the adoption of MotionProcessing-enabled consumer devices across multiple large and growing end-markets, such as console and portable video gaming devices, smartphones, tablet devices, digital still and video cameras, remote-controlled toys, digital television and set-top box remote controls and navigation systems.

•

Expand and strengthen the third-party application developer community.    We intend to continue to work closely with our ecosystem partners, including operating system vendors and software developers, to further integrate our MotionProcessing solutions and develop compelling use cases for motion processing. To date, we have already integrated elements of our MotionApps platform API into the standard release of Google’s leading mobile operating system, Android. Furthermore, to enable individual developers, who are creating novel embedded applications for motion processing, we provide, in partnership with microcontroller providers, motion processing development boards for use in prototype development.

•

Identify new and emerging markets for our MotionProcessing solutions.    In addition to identifying new applications for motion processing in various consumer electronics markets, such as our recent introduction of products targeting the market for optical image stabilization (OIS) for camera phone modules, we intend to leverage the growing interest in motion processing into other markets such as power tools, sports equipment, health and fitness, wearable computing, and medical and industrial applications. Similar to our original approach in our core markets, our goal is to develop a customer base that includes innovative leaders. By achieving adoption with industry leaders, we believe we can accelerate broad adoption of our technology, enhance our brand, gain better understanding of requirements in those markets and extend our global leadership in motion processing.

Technology

Our technology is comprised of five core proprietary components: our Nasiri-Fabrication platform; our advanced MEMS motion sensor designs; our application specific mixed-signal circuitry for sensor signal processing; our sensor fusion algorithms in firmware that intelligently assimilate data from multiple sensors for use by end applications; and finally our MotionApps platform consisting of application programming interfaces (APIs) and calibration algorithms. Although all five components are critical to providing a complete MotionProcessing solution, our Nasiri-Fabrication platform is the core differentiating technology.

Nasiri-Fabrication Platform

The cornerstone of our technology is our patented Nasiri-Fabrication platform, which we believe gives us a sustainable and differentiated competitive advantage. Nasiri-Fabrication is a standard “six mask” MEMS-specific bulk silicon fabrication process that enables direct bonding of MEMS components with related signal conditioning and logic circuitry that are fabricated using standard complementary metal oxide semiconductor (CMOS) processes. CMOS is a pervasive semiconductor technology used by nearly every semiconductor vendor and available at many foundries for fabrication of semiconductor devices. MEMS is a well established technology that leverages several fundamental principals of semiconductor fabrication to manufacture micron-size physical structures in small form factors. We use MEMS processes to create wafers containing the structural layers used for our motion sensors, and standard CMOS fabrication technology to create wafers to provide drive and signal conditioning circuits, as well as the logic circuitry that processes sensor signals to deliver complete MotionProcessing solutions.

Our Nasiri-Fabrication platform combines separately manufactured MEMS and CMOS wafers, forming a complete and integrated wafer in a single bonding step. Though this bonding process uses off-the-shelf semiconductor processing equipment, the bonding technology itself is patented. Following the bonding process, the combined wafer (also known as a CMOS-MEMS wafer) undergoes another patented pad-opening step, which uses a standard sawing technique to open electrical wire bond pads, allowing wafer-level testing.

The resulting CMOS-MEMS wafers are then tested using standard automated wafer probers, after which the wafers are diced into thousands of individual chips, which are then packaged. These finished products then go through one final testing and calibration operation using in-house proprietary testers before being shipped to customers. We have successfully employed our Nasiri-Fabrication platform in the high-volume production of 150 mm and 200 mm wafers. The figures below provide cross-sectional illustrations of CMOS-MEMS structures that are manufactured using the Nasiri-Fabrication platform as compared to competing MEMS processes:

Our Nasiri-Fabrication platform has a number of features that make it significantly more efficient in size and cost and more robust in performance and sensor integration ability than the traditional polysilicon MEMS fabrication process, also known as surface micromachining, that integrates MEMS and CMOS at the package level:

•

Due to its wafer-level bonding technology, our Nasiri-Fabrication platform forms electrical interconnections between the CMOS and MEMS wafers in a single cost-effective bonding step. The competing MEMS fabrication process requires multi-chip, side-by-side or stacked packaging of MEMS and CMOS dies with wire bonding interconnections, as illustrated above, resulting in a significantly larger product footprint, higher cost and potentially lower overall reliability.

•

Bonding MEMS directly to CMOS takes advantage of the multiple layers of metals standard in every CMOS wafer, allowing for space-efficient routing and high signal integrity. Traditional MEMS fabrication using polysilicon has limited layer interconnection availability, requiring additional space around the MEMS for routing and signal function, resulting in increased product size.

•

Using the aluminum metallization already present on CMOS wafers as a bond pad and adding a single layer of germanium to MEMS wafers enables the formation of a highly reliable aluminum-germanium (Al/Ge) eutectic metal seal that protects the internal MEMS structures and that provides a hermetically sealed vacuum cavity, which is critical to the operation of the MEMS sensors. Competing MEMS fabrication processes involve the attachment of a silicon cap over MEMS structures using frit glass materials known for their inability to maintain vacuum integrity. To guarantee a long-term vacuum and product reliability, these processes use a special layer of gas-absorbing materials within the MEMS structure, known as getters, adding to the overall complexity and cost of fabrication.

•

Aluminum-germanium bonding allows for precise control of the sealing material in terms of both width and height, enabling an efficient seal ring space and precise gap control. Conversely, using frit glass techniques results in seal areas four to five times larger, without vertical gap controls, which are particularly important to producing a robust product that can withstand drops and other mechanical shocks.

One of the significant advantages of our Nasiri-Fabrication platform is its impact on product packaging and testing. The back-end cost of packaging and testing MEMS products fabricated with competing processes accounts for a significant percentage of total product cost. Our Nasiri-Fabrication platform was developed specifically to address this fundamental challenge with MEMS technology. By enabling full fabrication of CMOS-MEMS wafers at standard CMOS foundries and following the same back-end fabrication process used for CMOS wafers, our Nasiri-Fabrication platform has enabled a significant reduction in back-end costs.

The following table summarizes aspects of our Nasiri-Fabrication platform as compared to competing MEMS fabrication processes:

	Competing MEMS Fabrication Processes	Nasiri-Fabrication	Benefits of Nasiri-Fabrication
Gyroscope Design

•    Use of polysilicon, which are more limited in thickness variation

•   Signal integrity difficult to manage and model with CMOS as a separate chip

•    Limited to frit glass and requires space for interconnect to CMOS

•    Difficulties with layer connect

•   Single crystal is more predictable and characterized for modeling

•    Fuller use of multilayer of metals on the CMOS allows for efficient routing and much better signal integrities

•    Metal bonding process allows for much smaller seal rings

•    Much smaller CMOS to MEMS space required for interconnects

• Process was designed to be optimized for high-volume low-cost inertial sensors and motion sensors • Up to 33% smaller MEMS die size for comparable performance and functionality

MEMS Fabrication

•    Thick polysilicon layers are not compatible with standard CMOS processes, requiring separate reactors and MEMS fabrication lines

•    Standalone MEMS sensors without CMOS require more masking steps

•    Frit glass capping adds another costly processing step

•   MEMS processing requires only 5-7 masking steps and can use CMOS processes

•    Process can be installed in any standard CMOS foundry

•   Combining MEMS with CMOS provides efficient electrical interconnects with a reliable hermetic seal cavity

•    Vacuum-preserving getters not required

• Requires fewer masking steps • Complete CMOS-MEMS delivered from the foundry • Allows low cost wafer-level testing

Packaging & Test	• Requires two chip solution • Most testing and calibration is performed after complete packaging • Higher overall cost with lower yield certainty

•   Wafer-level packaging

•    Uses standard low cost quad flat no-lead (QFN) packages available from many contract manufacturers

•    Wafer sorter equipment is highly automated and much lower in cost than customized final testers

•    Significantly higher final test equipment utilization and lower cost

• CMOS-MEMS wafers can be handled similar to CMOS wafers, leveraging benefits of CMOS process and ecosystem • Potential for significantly lower test cost

Advanced MEMS Gyroscope Design and Extension to Other MEMS Products

Designing a MEMS gyroscope is significantly more challenging than designing a MEMS accelerometer because the MEMS gyroscope is essentially a combination of two high-performance active MEMS structures in one device. The gyroscope needs precision controlled vibrating masses, which maintain a constant amplitude and frequency through variations in supply voltage, temperature and the product’s lifetime. These vibrating masses are connected to a flexible frame, the movement of this frame, which is proportional to the rate of rotation about the sensing axis, is measured in a manner similar to MEMS accelerometers, except at 10 times higher precision levels, making it significantly more challenging to design. Adding to this challenge, these highly sensitive structures must also withstand shocks greater than 10,000 times the force of Earth’s gravity with no degradation in performance, and must also be able to reject extraneous vibrations and sound noise from ambient environments. We believe that these challenges have affected the commercialization of MEMS gyroscopes, which has trailed the commercialization of other motion sensors.

Our Nasiri-Fabrication platform is well-suited for MEMS design, and, in particular, for MEMS gyroscope design. The platform provides controlled vacuum, single crystal silicon structures, with built-in reliability. Nonetheless, gyroscope design challenges are formidable. The design must work within process parameters: it must be robust against inherent process variations and the stresses induced during the plastic packaging process and subsequent mounting on the printed circuit board. In addition, designs must meet the demands of the consumer electronics market for low cost and small size, coupled with high performance and reliability, and the design cycle must meet the rapid development schedules of manufacturers seeking to be the first to market. We have over eight years of experience in design and development of MEMS gyroscopes and have produced multiple generations of products with our fabrication platform that we believe meet these challenges.

We believe that our extensive experience and knowledge combined with our fabrication technology, allows us to extend the benefits of our platform and design practices to many other applications. Our design and fabrication technology is capable of supporting a wide range of MEMS devices, including accelerometers, compasses, angular accelerometers, energy harvesting devices, optical mirrors, resonators, pressure sensors, and potentially many other devices. Our platform is particularly suitable for MEMS capacitive type sensing-detection devices and products requiring actuators and or requiring very low-level signal detection in a hermetically sealed and controlled atmospheric environment.

Mixed-Signal Integrated Circuit Design

CMOS circuits are critical to MEMS gyroscope performance in three areas. First, novel circuits are needed to generate and maintain constant gyroscope oscillation. Second, as signals used to drive the gyroscope are 10,000 times larger than the signals being detected for sensing the rate of rotation, extra sensitive and accurate architectures and circuits are needed to correctly isolate and measure angular movement. Third, very low noise circuits are needed to detect the miniscule changes of the gyroscope sense frame, which indicates rate of rotational movement.

MotionFusion: DigitalMotion Processor and Sensor Fusion

Synthesizing and processing various motion sensors to extract the correct system level performance is one of the key challenges in the integration of multiple motion sensors and development of motion-based products. MotionFusion addresses both of these challenges by first providing a DigitalMotion processor (DMP) that quickly performs all the computationally intensive motion sensor work thereby significantly reducing the overhead for the host or application processor. Secondly, our proprietary algorithms provide up to nine axes of motion sensor data processing by performing all critical sensor fusion tasks, power optimization, and other application specific functions. This drastically reduces the complexity, cost and time-to-market associated with the integration of motion sensors for our customers.

MotionApps Platform

We have developed a comprehensive development platform consisting of four principal components:

•	Advanced motion sensor calibration algorithms that supplement the capabilities of MotionFusion and allows developers to calibrate the MEMS sensors for their specific use case;

•

A motion processing application programming interface (API) that contains the core motion detection and analysis functions and enables both our internal developers and our customers to rapidly develop software for motion-enabled applications;

•

Our internally developed advanced software allows device manufacturers with limited motion processing experience to rapidly incorporate higher level motion-enabled applications into their products, which operate using processing capabilities provided by our MotionProcessing solutions. For example, our MotionCommand application associates a particular pre-configured motion with a particular command, such as shaking a smartphone to answer an incoming call. Other applications intended for use on mobile handheld devices include AirLock, AirSign, BlurFree, LoPed and Panorama, among others; and

•

Scalable operating system framework and board support code that enables our MotionApps platform to extend across the full range of platforms from the most advanced smartphones and tablet devices at the upper end, to low cost 8 and 16 bit embedded microcontrollers at the lower end.

In addition to developing our own applications, we continue to foster a growing community of developers who are actively working to extend the functionality offered by our MotionApps platform.

Products

Our products include the industry’s only MotionProcessor units (MPUs), in addition to our inertial measurement units (IMUs) and MEMS gyroscopes. All of our core products are single-chip integrated solutions and are intended for use by electronics manufacturers in their devices to enable motion- based applications. We believe our products provide industry-leading performance at compelling price points with minimal footprint. We also provide customers with a proprietary MotionApps platform, which contains algorithms and APIs to enhance their time-to-market and facilitate integration of our products into their devices.

Our most advanced products include our MPUs and IMUs, which integrate multiple sensors with advanced mixed-signal circuitry. Our latest generation product, the nine-axis MPU-9150, combines our three-axis MEMS gyroscope, three-axis MEMS accelerometer, MotionFusion technology and MotionApps platform with a third-party three-axis e-compass. This provides all of the capabilities required for complete nine-axis motion processing on a single chip. In addition, we have recently introduced our new IDG-2020 and IXZ-2020 families of dual-axis gyroscopes with significantly reduced package sizes to address the need for optical image stabilization (OIS) technology in camera phones.

Our current high-volume products are three-axis MPUs and IMUs and six-axis MPUs. Our IMU-3000 products combine the three-axis MEMS gyroscope with mixed-signal circuitry and a secondary input port that interfaces with third-party digital accelerometers to deliver a complete six-axis

MotionFusion output to the host processor. Our MPU-3000 goes beyond the IMU-3000’s capability by adding our MotionApps platform to deliver advanced motion processing functionality. Our MPU-6000 improves on our MPU-3000 by adding a three-axis digital accelerometer to deliver six-axis motion processing functionality without reliance on third-party MEMS products in the same 4x4mm form factor and pin compatible configuration as our other product lines.

Our gyroscopes are designed to measure rotational motion around one or more axes and provide the results through an analog or digital output. We have developed a series of the world’s first multi-axis gyroscopes that achieve a cost target of less than $1.00 per axis, while meeting the package size and the appropriate level of rotational sensing accuracy to be suitable for a broad variety of consumer electronics.

The table below sets out our key product lines, including available versions and new products available for sampling to selected customers, and descriptions of key performance parameters for each of our product families. Except as otherwise indicated, package sizes and operating voltage for our digital output product families (MPU, IMU and digital gyroscopes) are 4x4x0.9mm and 2.1V to 3.6V, respectively, while those for our analog gyroscopes are 4x5x1.2mm and 3.0V ±10%.

Product Families	Product Lines	Key Features
MPU (MotionProcessing Units)	MPU-9150

•    Nine-axis: three-axis digital gyroscope + three-axis digital accelerometer + three axis e-compass

•    MotionFusion

•    MotionApps

•    4×4×1.06mm package size

•    Programmable full scale range of ±250 to ±2000 °/s

	MPU-6000	• Six-axis: three-axis digital gyroscope + three-axis digital accelerometer • MotionFusion • MotionApps • Programmable full scale range of ±250 to ±2000 °/s
	MPU-3000	• Three-axis digital gyroscope • MotionFusion • MotionApps • Programmable full scale range of ±250 to ±2000 °/s
IMU (Inertial Measurement Units)	IMU-3000	• Three-axis digital gyroscope • MotionFusion • Programmable full scale range of ±250 to ±2000 °/s
Digital Gyroscopes	ITG-3200	• Three-axis digital output • Factory select range of ±2000 °/s
	IDG-2020 and IXZ-2020	• Dual-axis digital output • 3×3×0.90mm package size • Programmable full scale range of ±31.25 to ±250 °/s
	IDG-2000	• Dual-axis digital output • Factory select range of ±250 °/s
Analog Gyroscopes	ISZ-500 to ISZ-1215	• Single-axis analog output • Factory select range of ±67, ±500 or ±2000 °/s
	IXZ-500 to IXZ-650	• Dual-axis analog output • Factory select range of ±500 or ±2000 °/s
	IDG-400 to IDG-1215	• Dual-axis analog output • Factory select range of ±20, ±43, ±67, ±500 or ±2000 °/s

Customers

Our customers consist of the world’s largest consumer electronics makers, including Acer Computer, HTC, LG Electronics, Nintendo, Pantech, RIM and Samsung. As of January 1, 2012, we had shipped products to more than 140 customers since our inception. These customers are in multiple consumer segments, including console and portable video gaming devices, digital television and set-top box remote controls, smartphone and tablet devices, remote controlled toys and other household consumer and industrial devices.

Historically we have relied on Nintendo for a significant portion of our net revenue. Nintendo accounted for approximately 80%, 85%, 73%, 41% and 34% of our net revenue for fiscal years 2009, 2010 and 2011 and the three and nine months ended January 1, 2012, respectively, with the majority of those sales relating to the Wii platform. No other customer accounted for 10% or more of our net revenue in fiscal years 2009, 2010 or 2011. For the three and nine months ended January 1, 2012, two other customers accounted for 10% or more of our net revenue, HTC (17%, for both periods) and Samsung (13% and 10%, respectively).

Sales and Marketing

We sell our products through our direct worldwide sales organization and through our indirect channel of distributors to manufacturers of consumer electronics devices, original design manufacturers and contract manufacturers.

Our product marketing, business development and application solution engineering teams focus on leveraging our core MotionProcessing solution across end markets and operate with a common mission to drive and promote motion processing applications and use cases. These teams are responsible for all new applications and market specific engagements, providing customized technical and application support, and identifying opportunities and strategic relationships. Furthermore, they work closely with ecosystem partners to further promote and enable the motion processing market. For example, these teams may engage with microcontroller suppliers, operating system platform vendors, application providers, independent software developers, and system solution platform vendors. Further, the technical marketing and application engineering teams actively engage with new customers during their design-in processes to educate them on the value proposition of our MotionProcessing solutions, identify how they could utilize our solutions in their products and provide them with the most suitable solutions, application programming interfaces (APIs) and potential reference designs. We believe these activities could result in continued adoption of our MotionProcessing solution by new customers.

We work directly with large original equipment manufacturer (OEM) customers to assist them in developing solutions and applications that may lead to more demand for our products. Early adoptees in new market segments typically take 6 to 12 months to evaluate their need for motion processing before the start of any development activities, which typically take an additional 6 to 12 months. For customers that have already adopted motion processing, we typically undertake a shorter sales cycle. If successful, this process culminates in the use of our product in their system, which we refer to as a design win. Volume production can begin shortly after the design win. For our larger OEM customers, we believe that our direct customer engagement approach, ecosystem partnerships and adoption of our APIs into major software operating systems provides us with significant differentiation in the customer sales process by aligning us more closely with the changing needs of these OEM customers and their end markets. We actively utilize field application engineers as part of our sales process to better engage the customer with our products. To effectively service our other customers, we achieve greater reach and operating leverage by using manufacturers’ representatives and distributors.

Our direct customer engagement model extends to service and support. We work closely with our customers to ensure the successful installation and ongoing support of our products. We support our customers with a team of experienced account managers, sales professionals and field application engineers who provide business planning, and pre-sale and operational sales support.

Our external marketing strategy is focused on building our brand and driving customer demand for our MotionProcessing solutions. Our internal marketing organization is responsible for branding, collateral generation, channel marketing and sales support activities. We focus our resources on programs, tools and activities that can be leveraged by our global channel partners to extend our marketing reach, such as sales tools and collateral, product awards and technical certifications, training, regional seminars and conferences, webinars and various other demand-generation activities.

Manufacturing

Our Nasiri-Fabrication platform combines MEMS with standard complementary metal oxide semiconductors (CMOS) at the wafer level, which has allowed us to pioneer the industry’s first high-volume, commercial MEMS fabless business model. This fabless approach allows us to focus our engineering and design resources on product development and design. In addition, as we do not own wafer fabrication facilities, we are able to reduce our fixed costs and capital expenditures. In contrast to many fabless MEMS companies, which utilize standard process technologies and design rules established by their MEMS foundry partners, we have developed our own proprietary Nasiri-Fabrication platform and collaborated with our foundry partners to install our fabrication technology on their equipment in their facilities solely for manufacturing our products. Through close collaboration with our CMOS-MEMS foundry partners, we are able to maintain control over the manufacturing process, which has historically resulted in favorable yields for our products.

The majority of our wafers are currently provided by Taiwan Semiconductor Manufacturing Corporation, Limited. Wafer foundries manufacture both the MEMS and CMOS wafer, perform the critical wafer level bonding step of Nasiri-Fabrication and deliver the final combined CMOS-MEMS wafer product to us. We have recently qualified Global Foundries as a foundry partner and plan to have other CMOS-MEMS foundries qualified for our products in the future.

The completed bonded CMOS-MEMS wafers are shipped to our facility in Taiwan for proprietary wafer level testing. Our products are then assembled and packaged by independent subcontractors in Taiwan and Thailand. We currently outsource our packaging operations to Siliconware Precision Industries Co. Limited, HANA Microelectronics Group, and Lingsen Precision Industries, Limited. The assembled products are then forwarded for final calibration and outgoing functionality test to our wholly owned subsidiary in Hsinchu, Taiwan, prior to shipping to our customers or distributors.

Over the last three years, we have been able to increase our annual manufacturing capacity to over 300 million units in order to meet the volume demands of our customers, as well as potential additional demand. We continue to expand our CMOS-MEMS manufacturing capacity as well as our captive wafer sort, sensor test, and calibration testing facilities in Taiwan.

Research and Development

We have assembled an experienced team of engineers with core competencies in MEMS design and fabrication, CMOS mixed-signal design, and software development. Through our research and development efforts, we have developed a collection of intellectual property and know-how that we are able to leverage across our products and end markets. Our research and development efforts are generally targeted at five areas:

•	In the area of the Nasiri-Fabrication platform, we intend to continue to invest in our process technology to further refine our technology platform with respect to overall form factor, product performance and process yield enhancement and to expand the platform to enable us to further develop our product offerings beyond what is currently achievable.

•

With our heritage in high-volume fabless MEMS manufacturing, we believe we are uniquely positioned to help enable a fabless MEMS ecosystem. We have recently developed an NF-Shuttle program that allows universities and industry peers to license and leverage our technology in the development of CMOS-MEMS based solutions.

•

In the area of MEMS development and design, we intend to expand our portfolio of products, exploring new ways of integrating various sensors in a monolithic motion processor that eliminates the need for discrete motion sensors. We are also investing in the development of systems expertise in new markets and applications that leverage our core capabilities.

•

In the area of CMOS design and integration, our initiatives include developing analog and digital IC design capabilities and circuit development intellectual property to facilitate our MEMS development roadmap, improving our sensor performance, and adding new functions to our products.

•

In the area of software and algorithms, our initiatives include algorithm development for MotionFusion as well as the incorporation of additional functionality into our MotionApps platform. Advances in this area will help to enhance the detection and analysis of complex motion sensor data, as well as enable higher level functionality in the form of APIs and motion-based applications to allow our customers to quickly and efficiently leverage the capabilities of our MotionProcessing solution.

Through our research and development efforts, we intend to continually expand our portfolio of patents and to enhance our intellectual property position. As of January 1, 2012, we had 99 employees involved in research and development. Our engineering design teams are located in Sunnyvale, California. For fiscal year 2011 and the three and nine months ended January 1, 2012, we incurred $15.8 million, $4.8 million and $14.1 million, respectively, in research and development costs.

Intellectual Property Rights

We primarily rely on patent, trademark, copyright and trade secrets laws, confidentiality procedures, and contractual provisions to protect our technology. We focus our patent efforts in the United States, and, when justified by cost and strategic importance, we file corresponding foreign patent applications in strategic jurisdictions, such as Europe, the Republic of Korea, Taiwan, China and Japan. We have 20 issued U.S. patents and 3 issued foreign patents, which will expire between October 2023 and December 2032, and 41 patent applications pending for examination in the United States Patent and Trademark Office and 26 international patent applications pending for examination in Europe, the Republic of Korea, Taiwan, China and Japan which will expire between October 2024 and July 2032. All of our foreign issued patents and patent applications are related to our U.S. issued patents and patent applications. Our issued patents and certain of our pending patent applications relate to the Nasiri-Fabrication platform, which allows us to reduce back-end costs and form factor, to create hermetically sealed cavities for MEMS sensors and to improving performance, reliability and integration, and to our sensor design, which reduces sensitivity to interference from environmental sounds and vibrations, enabling higher performance and accuracy. In addition, we have other pending patent applications that relate to mixed-signal circuits and architectures, which have a wide variety of applications, and to algorithms, software and application development, which facilitate offloading motion processing computations from main application processors to our chips.

We intend to continue to file additional patent applications with respect to our technology. We do not know whether any of our pending patent applications will result in the issuance of patents or whether the examination process will require us to narrow our claims. Even if granted, there can be no assurance that these pending patent applications will provide us with protection. Our intellectual property strategy is to, where feasible, defend our IP across the various aspects of our solution. While we license IP and software libraries from third parties, none of these are fundamental to our MotionProcessing solution and fabrication platforms.

Employees

As of January 1, 2012, our total headcount was 250, comprised of 99 employees in research and development, 63 employees in sales and marketing, 63 employees in manufacturing operations, and 25 employees in a general and administrative capacity. None of our employees are represented by a labor union with respect to his or her employment with us. We have not experienced any work stoppages, and we consider our relations with our employees to be good.

Facilities

Our corporate headquarters are located at 1197 Borregas Avenue in Sunnyvale, California in a facility consisting of approximately 51,000 square feet of office space under a lease that expires in January 2013. This facility accommodates our product design, software engineering, sales, marketing, operations, finance, and administrative activities. We also occupy space in Hsinchu, Taiwan, consisting of approximately 27,000 square feet under a lease that expires in December 2014, which serves as our wafer-sort and testing facility. We also lease sales and support offices in China, Japan, the Republic of Korea, and the United Arab Emirates. We currently do not own any real estate or facilities. We believe that our leased facilities are adequate to meet our current needs and expect to be able to continue leasing additional facilities based on our future needs.

Competition

We compete with companies that may have substantially greater financial and other resources with which to pursue engineering, manufacturing, marketing and distribution of their products. We currently compete with the following: Analog Devices, Inc., Epson Toyocom Corporation, Freescale Semiconductor, Inc., Kionix, Inc. (a wholly owned subsidiary of Rohm Co., Ltd.), MEMSIC, Inc., Murata Manufacturing Co., Ltd., Panasonic Corporation, Robert Bosch GmbH, Sensor Dynamics, Inc. (recently acquired by Maxim Integrated Products, Inc.) Sony Corporation, STMicroelectronics N.V. (STMicro) and VTI Technologies, Inc. (recently acquired by Murata). Currently, we believe STMicro is our primary competitor in the consumer motion sensing market. Over time, we expect continued competition from motion sensor competitors as well as competition from new entrants into the motion processing market.

Our ability to compete successfully in the rapidly evolving area of motion processing technology depends on many factors, including:

•	our success in designing and manufacturing new products that anticipate the motion processing and integration needs of our customers’ next generation products and applications;

•	our ability to scale our operations to meet the volume and timing demands of our customers;

•	our ability to continue to reduce our manufacturing and operating cost structure;

•	our success in identifying new and emerging markets, applications and technologies and developing products for these markets;

•	our products’ performance and cost effectiveness relative to that of our competitors’ products;

•	the pricing policies of our competitors;

•	our ability to recruit and retain qualified employees;

•	our ability to protect our processes, trade secrets, and know-how;

•	our ability to maintain high product quality, reliability, and customer support;

•	our financial stability; and

•	our manufacturing, distribution and marketing capability.

We believe that we are competitive with respect to these factors, particularly because our products are typically smaller in size, are highly integrated, and achieve high performance specifications at lower price points than competitive products. However, we cannot ensure that our products will continue to compete favorably or that we will be successful in the face of increasing competition from new products and enhancements introduced by existing competitors or new companies entering this market.

Legal Proceedings

From time to time we are involved in litigation that we believe is of the type common to companies engaged in our line of business, including intellectual property and employment issues. Regardless of the merit or resolution of any such litigation, complex intellectual property litigation is generally costly and can divert the efforts and attention of our management and technical personnel. Although occasional adverse decisions or settlements may occur, management believes that the final disposition of such matters will not have a material effect on our business, financial position, results of operations or cash flows.

On July 20, 2010, plaintiff Wacoh Company filed a complaint in the District of Delaware against us and four other companies in the business of making gyroscopes for various applications, alleging infringement of U.S. Patent Nos. 6,282,956 and 6,865,943. The complaint sought unspecified monetary damages, costs, attorneys’ fees and other appropriate relief. In January 2012, we prevailed on a motion to sever the case against us from the cases against other companies and to transfer the case to the Northern District of California. We intend to continue to contest the case vigorously. Our management believes that this lawsuit has no merit and believes that the overall outcome of this complaint will not have a material effect on our business, financial position, results of operations, or cash flows.

MANAGEMENT

Executive Officers and Directors

The following table sets forth certain information about our executive officers and directors as of January 1, 2012:

Name	Age	Position
Steven Nasiri	56	President, Chief Executive Officer and Chairman of the Board of Directors
Alan Krock	50	Chief Financial Officer
Daniel Goehl	40	Vice President - Worldwide Sales
Ram Krishnan, Ph.D	58	Vice President - Operations
Stephen Lloyd	47	Vice President - Engineering and New Product Development
Behrooz Abdi(3)	50	Director
R. Douglas Norby(2)	76	Director
Jon Olson(2)	58	Director
Amit Shah(1)	47	Director
Tim Wilson(2)(3)	52	Director
Yunbei “Ben” Yu, Ph.D(1)	42	Director

(1)	Member of the Compensation Committee
(2)	Member of the Audit Committee
(3)	Member of the Nominating and Corporate Governance Committee

Steven Nasiri, our founder, has served as our President, Chief Executive Officer and Chairman since our inception in 2003. Mr. Nasiri, a veteran of the MEMS industry, began his career in National Semiconductor’s MEMS division in 1977, and prior to founding InvenSense, he held various positions as a co-founder and executive of several MEMS companies, including SenSym (acquired by Honeywell), NovaSensor (acquired by General Electric), Integrated Sensor Solutions (acquired by Texas Instruments) and ISS-Nagano GmbH. He also held key management and operations positions at several semiconductor companies, including Fairchild Semiconductor and Maxim Integrated Products. Mr. Nasiri is a named inventor in 75 issued patents and patent applications and has authored many published papers and articles on MEMS technology. Mr. Nasiri earned an M.B.A. from Santa Clara University, an M.S. in Mechanical Engineering from San Jose State University and a B.S. in Mechanical Engineering from the University of California, Berkeley. We believe Mr. Nasiri’s qualifications to sit on our board of directors include the fact that, as our founder, Mr. Nasiri is uniquely familiar with the business, structure, culture and history of our company and that he also brings to the board of directors considerable expertise based on his management and technical experience in the MEMS industry.

Alan Krock joined us in May 2011 as our Chief Financial Officer. Prior to joining us, Mr. Krock gained extensive experience in financial and audit control related matters as the Chief Financial Officer of Beceem Communications, Inc., a provider of integrated circuit products, from January 2010 until January 2011, Vice President and Chief Financial Officer of PMC-Sierra, Inc., a provider of integrated circuit products, from November 2002 until March 2007, Vice President of Corporate Affairs for PMC-Sierra, Inc., from March 2007 until March 2008, and Vice President and Chief Financial Officer of Integrated Device Technology, Inc., a provider of semiconductor solutions, from January 1998 until November 2002. Mr. Krock also served as a member of the board of directors of NetLogic Microsystems, Inc. from August 2005 to February 2012. Mr. Krock holds a B.S. in Business Administration from the University of California, Berkeley.

Daniel Goehl joined us in 2004 as our Director of Business Development and became our Vice President of Worldwide Sales in March 2007. Prior to joining InvenSense, Mr. Goehl held senior management positions and led sales and business development initiatives at start-up companies in semiconductor and wireless technology markets such as Nazomi Communications, CSI Wireless, Meridian Wireless and Omni Telecommunications. Mr. Goehl has a B.A. in Economics from the University of Illinois and attended Kansai Gaidai University in Osaka, Japan for International Business and Japanese language studies.

Ram Krishnan, Ph.D. has been our Vice President of Operations since April 2007. Prior to joining InvenSense, he served as Vice President and General Manager of the Fiber Optics Division at Agilent Technologies, a diagnostic instrument and sensor manufacturer, from March 2005 to December 2005, and as Vice President of Operations at Avago Technologies, a semiconductor company, from December 2005 to February 2007. In addition, Dr. Krishnan has held numerous executive and management positions related to high-volume production and manufacturing of high-volume electronic products, including serving as Vice President of Operations at LuxN (acquired by Zhone Technologies), an optical network company, and as Vice President, Process and Quality Engineering at Bloom Energy (formerly Ion America), a fuel cell company. Dr. Krishnan received his B.S. from the Indian Institute of Technology, Madras, India, his M.S. from Duke University and his Ph.D. from the University of California, Berkeley, all in Mechanical Engineering.

Stephen Lloyd has been our Vice President of Engineering and New Product Development since December 2008. Prior to joining InvenSense, he worked at several semiconductor companies, including service from 2004 to 2008 at Beceem Communications first as Vice President of Engineering for RF Microelectronics and later as Executive Vice President of Engineering. From 2002 to 2004, he served as Executive Director of RF IC Design for Skyworks Solutions, and from 1997 to 2002, he served as an Executive Director of Conexant Systems. Mr. Lloyd received his B.S. in Electronic Engineering from the University of California, Berkeley.

Behrooz Abdi has served on our board of directors since June 2011. Mr. Abdi served as Executive Vice President and General Manager at NetLogic Microsystems, Inc., a provider of semiconductor solutions, from November 2009 to December 2011. Mr. Abdi served as the President and Chief Executive Officer of RMI Corporation (formerly Raza Microelectronics Inc.), a fabless semiconductor company, from November 2007 to October 2009. He served as Senior Vice President and General Manager of CDMA Technologies (QCT) at Qualcomm, Inc., a provider of wireless technology and services, from March 2004 to November 2007. Prior to joining Qualcomm, he held leadership and engineering positions of increasing responsibility at Motorola, Inc. in its Semiconductor Products Sector (SPS). From September 1999 to March 2003, he served as Vice President and General Manager for Motorola’s radio products division, in charge of RF and mixed signal ICs for the wireless mobile market. He currently serves as a director at Tabula, Inc. Mr. Abdi served as the Chairman and director of SMSC Storage, Inc. (Formerly Symwave, Inc.), from September 2009 to November 2010 and as a director of RMI Corporation from November 2007 to November 2009. Mr. Abdi holds a B.S. from Montana State University and an M.S. from the Georgia Institute of Technology, both in Electrical Engineering. We believe Mr. Abdi’s qualifications to sit on our board of directors include his over 26 years of experience in the semiconductor industry, his track record of growing profitable businesses and his experience as a board member of various private semiconductor and technology companies.

R. Douglas Norby has served on our board of directors since September 2009. From July 2003 to January 2006, Mr. Norby served as Senior Vice President and Chief Financial Officer of Tessera, Inc., a provider of intellectual property for advanced semiconductor packaging. From March 2002 to February 2003, Mr. Norby served as Senior Vice President and Chief Financial Officer of Zambeel, Inc., a data storage systems company. From December 2000 to March 2002, Mr. Norby served as

Senior Vice President and Chief Financial Officer of Novalux, Inc., a manufacturer of lasers for optical networks. From 1996 until December 2000, Mr. Norby served as Executive Vice President and Chief Financial Officer of LSI Logic Corporation, a semiconductor company, and he also served as a director of LSI Logic Corporation from 1993 until 2007. From July 1993 until November 1996, he served as Senior Vice President and Chief Financial Officer of Mentor Graphics Corporation, a software company. Mr. Norby served as President of Pharmetrix Corporation, a drug delivery company, from July 1992 to September 1993, and from 1985 to 1992, he was President of Lucasfilm, Ltd., an entertainment company. From 1979 to 1985, Mr. Norby was Senior Vice President and Chief Financial Officer of Syntex Corporation, a pharmaceutical company. Mr. Norby is a director of STATS ChipPAC, Ltd., NEXX Systems, Inc., Alexion Pharmaceuticals, Inc., MagnaChip Semiconductor Corporation and Ikanos Communications, Inc. From 2007 to 2009, Mr. Norby also served as a director of Intellon Corporation. Mr. Norby received a B.A. in Economics from Harvard University and an M.B.A. from Harvard Business School. We believe Mr. Norby’s qualifications to sit on our board of directors include his experience as an executive and a board member of various public and private semiconductor and technology companies.

Jon Olson has served on our board of directors since October 2011. Mr. Olson has been the Senior Vice President, Finance and Chief Financial Officer at Xilinx, Inc., a provider of programmable semiconductor platforms, since August 2006 and joined Xilinx as Vice President, Finance and Chief Financial Officer in June 2005. Prior to joining Xilinx, he served from 1979 to 2005 at Intel Corporation, a semiconductor chip maker, in various senior financial positions, including Vice President, Finance and Enterprise Services, Director of Finance. Mr. Olson holds an M.B.A. in Finance from Santa Clara University and a B.S. in Accounting from Indiana University. We believe Mr. Olson’s qualifications to sit on our board of directors include his over 30 years of experience in senior roles of financial responsibility in the semiconductor industry, his track record of growing profitable businesses and his experience at various semiconductor and technology companies.

Amit Shah has served on our board of directors since April 2004. As a Managing Member of Artiman Management since 2000, he serves on the boards of Auryn Inc., Lightwire, Inc., Zyme Solutions, AbsolutelyNew, Inc., Guavus, Inc., Aditazz, Inc., Adama Materials, Inc. and Motif, Inc. In addition, he previously served on the boards of MYNDnet, Inc., Mastek, Inc., Sierra Design Automation, Inc., Net Devices, Inc. and ConvergeLabs. Prior to founding Artiman Management, Mr. Shah founded Anthelion I & II, seed stage venture funds, which he has managed since 1996. From 1998 to 2000, he worked as Vice President of New Markets and Technologies for the Business Development and Alliances Group of Cisco Systems, Inc., a consumer electronics company, and he founded and was Chief Executive Officer of PipeLinks, Inc., an optical network company, until its acquisition by Cisco Systems in 1998. Mr. Shah also founded ZeitNet, a networking systems company, which was acquired by Cabletron Systems in 1996. Mr. Shah holds a B.S. in Electrical Engineering from The Maharaja Sayajirao University of Baroda, India and has done graduate work at the University of California, Irvine. We believe Mr. Shah’s qualifications to sit on our board of directors include his understanding of our company acquired during his years of service on our board of directors, his experience serving as a director of various technology companies and his perspective gained as a venture capital investor.

Tim Wilson has served on our board of directors since April 2004. Mr. Wilson joined Artiman Management in January 2012 as a Managing Partner. From 2001 until December 2011, he was a Partner of Partech International, LLC. Mr. Wilson currently serves on the boards of ACCO Semiconductor, Array Power, Five9, Prysm Inc. and LEDEngin, Inc. Between 1998 and 2001, he served as Vice President of Marketing and as Chief Marketing Officer for Digital Island, a Partech portfolio company. From 1996 to 1998, he was a General Manager at Lucent Technology. From 1983 to 1996, he held a variety of senior management positions within AT&T (North America and Australia) and AT&T Bell Labs. Mr. Wilson graduated summa cum laude, Phi Beta Kappa from Bowdoin College receiving his undergraduate degree in Physics. He received his M.B.A. from Duke University’s Fuqua School of Business, where he was named a Fuqua Scholar. We believe Mr. Wilson’s qualifications to sit on our board of directors include his years of service on our board, his experience with capital markets and his perspective gained in management of and service as a board member of various private companies.

Yunbei “Ben” Yu, Ph.D. has served on our board of directors since March 2008. Dr. Yu also currently serves on the boards of Applied MicroStructures, Inc., Multigig, Inc. and VeriSilicon Holdings Co., Ltd., and serves as an observer on the board of Novariant, Inc. Dr. Yu has previously served on the boards of AuthenTec, Inc. and SyChip Inc. (acquired by Murata Manufacturing Co., Ltd.), and previously served as an observer on the board of Verari Systems. Dr. Yu has served as a Venture Partner or Managing Director at Sierra Ventures since 2000. Prior to joining Sierra Ventures, he worked from 1997 to 2000 at 3Com Corporation, an electronics manufacturer, where he held a number of engineering and project management positions. He received his B.S. in Engineering from the University of Western Australia and a Ph.D. in Electrical Engineering from Princeton University. We believe Dr. Yu’s qualifications to sit on our board of directors include his extensive experience in investment management of and service as a board member of various companies in the semiconductor, communications component and systems industries.

Involvement in Certain Legal Proceedings

Mr. Norby previously served as an officer of Novalux, Inc., a private company, which filed a voluntary petition for reorganization under Chapter 11 in March 2003, approximately one year after Mr. Norby’s departure from Novalux, Inc.

Board of Directors

Our board of directors consists of seven members, of whom Messrs. Abdi, Norby, Olson, Wilson and Shah and Dr. Yu qualify as independent according to the rules and regulations of the NYSE as determined by our board of directors.

Our board of directors is divided into three classes with staggered three-year terms. At each annual general meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following their election. Our directors are divided among the three classes as follows:

•	The Class I directors are Mr. Olson, Mr. Shah and Dr. Yu, and their terms will expire at the annual meeting of stockholders to be held in 2012;

•	The Class II directors are Messrs. Norby and Wilson, and their terms will expire at the annual meeting of stockholders to be held in 2013; and

•	The Class III director are Messrs. Nasiri and Abdi, and their terms will expire at the annual meeting of stockholders to be held in 2014.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee, which have the composition and responsibilities described below.

Audit Committee

Our audit committee is comprised of Messrs. Norby, Olson and Wilson, each of whom is a non-employee member of our board of directors. Mr. Norby is our audit committee chairman and our audit committee financial expert, as currently defined under the SEC rules. Our board of directors has determined that each of Messrs. Norby, Olson and Wilson is independent within the meaning of the applicable SEC rules and the listing standards of the NYSE.

Our audit committee oversees our corporate accounting and financial reporting process. Among other matters, the audit committee evaluates the independent registered public accounting firm’s qualifications, independence and performance; determines the engagement of the independent registered public accounting firm; reviews and approves the scope of the annual audit and the audit fee; discusses with management and the independent registered public accounting firm the results of the annual audit and the review of our quarterly consolidated financial statements; approves the retention of the independent registered public accounting firm to perform any proposed permissible non-audit services; monitors the rotation of partners of the independent registered public accounting firm on our engagement team as required by law; reviews our critical accounting policies and estimates; and will annually review the audit committee charter and the committee’s performance. Our audit committee operates under a written charter adopted by the board that satisfies the applicable standards of the NYSE.

Compensation Committee

Our compensation committee is comprised of Dr. Yu and Mr. Shah, each of whom is a non-employee member of our board of directors. Mr. Shah is our compensation committee chairman.

Our compensation committee reviews and recommends policies relating to the compensation and benefits of our officers and employees. The compensation committee reviews and approves corporate goals and objectives relevant to the compensation of our chief executive officer and other executive officers, evaluates the performance of these officers in light of those goals and objectives, and sets the compensation of these officers based on such evaluations. The compensation committee will administer the issuance of stock options and other awards under our stock plans. The compensation committee will review and evaluate, at least annually, the performance of the compensation committee and its members. Our compensation committee operates under a written charter adopted by the board that satisfies the applicable standards of the NYSE.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee is comprised of Messrs. Abdi and Wilson, each of whom is a non-employee member of our board of directors. Mr. Wilson is our nominating and corporate governance committee chairman. Our nominating and corporate governance committee is responsible for making recommendations regarding candidates for directorships and the size and the composition of our board of directors. In addition, the nominating and corporate governance committee will be responsible for overseeing our corporate governance principles and making recommendations concerning governance matters. Our nominating and corporate governance committee operates under a written charter adopted by the board that satisfies the applicable standards of the NYSE.

Compensation Committee Interlocks and Insider Participation

None of our executive officers currently serves or in the past year has served as a member of the compensation committee (or, in the absence of such committee, the board of directors) of any other entity that has one or more executive officers serving on our compensation committee.

Director Compensation

Directors who are employees of ours do not receive any compensation for their service on our board of directors. Our board of directors has adopted the following compensation policy that is applicable to all of our non-employee directors:

•

Initial Equity Grants. Each non-employee director who joins the board will receive an option to purchase 90,000 shares of our common stock, with 1/48th of the shares subject to the option vesting on a monthly basis over four years, subject to the director’s continuous service as a member of the board of directors. If still vesting, the grant will accelerate in full upon a change in control of our company.

•

Annual Equity Grants. Each non-employee director will receive annually an option to purchase 20,000 shares of our common stock, with 1/12th of the shares subject to the option vesting on a monthly basis commencing the month after the completion of vesting of any existing grants held by such director. The annual option grant will be made on the anniversary of the date on which a non-employee director joins the board of directors. Any such grant which has commenced vesting will accelerate in full upon a change of control of our company.

•

Retainers. Each non-employee director who is not an affiliate of an investor holding more than 5% of our outstanding shares of common stock as of November 15, 2011 will receive annual cash retainers, payable quarterly in arrears. The amount of the annual retainer will be calculated and paid on a pro rata basis for the period between November 15, 2011 and the first annual meeting of our stockholders after November 15, 2011. The unpaid amounts of these retainers will be payable in full for the current year in the event of a change of control of our company during that year. The annual retainer for service on the board of directors will be $25,000, and the annual retainers for service on committees of our board of directors will be as follows:

Position	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee
Chair	$15,000	$10,000	$7,000
Member	$6,500	$5,000	$3,000

During the fiscal year ended April 3, 2011, we paid no cash fees and granted no equity awards to our non-employee directors. However, non-employee directors who were not affiliated with our significant stockholders were each granted options to purchase 125,000 shares of our common stock under our 2004 Stock Incentive Plan in connection with their initial election to serve on our board of directors.

On September 15, 2009, we granted Pirooz Parvarandeh, who resigned as a director in March 2011, an option to purchase 125,000 shares of our common stock with a per share exercise price equal to $2.97, which our board of directors determined equaled the fair market value of our common stock on the date of grant. Upon his resignation in March 2011, Mr. Parvarandeh’s unvested options to purchase 72,917 shares of our common stock terminated.

On January 27, 2010, we granted Doug Norby an option to purchase 125,000 shares of our common stock with a per share exercise price of $2.97, which our board of directors determined to be in excess of the fair market value of our common stock on the date of grant. 1/4th of the total shares subject to the option vested on the first anniversary of his service on our board of directors, and 1/48th of the total shares subject to his option vest each month thereafter for 36 months, such that all of the shares subject to the option will be fully vested upon the fourth anniversary of his service on our board of directors.

On July 9, 2011, we granted Mr. Norby an option to purchase 20,000 shares of our common stock with a per share exercise price of $7.32, which our board of directors determined equaled the fair market value of our common stock on the date of grant. 1/12th of the shares subject to the option will vest each month commencing one month after the fourth anniversary of his service on our board of directors, such that all the shares subject to the option will be fully vested upon the fifth anniversary of his service on our board of directors.

On July 9, 2011, we granted Behrooz Abdi an option to purchase 90,000 shares of our common stock with a per share exercise price of $7.32, which our board of directors determined equaled the fair market value of our common stock on the date of grant. 1/4th of the total shares subject to the option will vest on the first anniversary of his service on our board of directors, and 1/48th of the total shares subject to his option vest each month thereafter for 36 months, such that all of the shares subject to the option will be fully vested upon the fourth anniversary of his service on our board of directors.

On October 21, 2011, we granted Jon Olson an option to purchase 90,000 shares of our common stock with a per share exercise price of $7.32, which our board of directors determined to be in excess of the fair market value of our common stock on the date of grant. 1/48th of the total shares subject to his option vest monthly for 48 months, such that all of the shares subject to the option will be fully vested upon the fourth anniversary of his service on our board of directors.

On November 15, 2011, we granted each of Messrs. Shah, Wilson and Yu an option to purchase 20,000 shares of our common stock with a per share exercise price of $7.50, which our board of directors determined equaled the fair market value of our common stock on the date of grant. 1/12th of the shares subject to the options will vest each month commencing one month after the date of grant, such that all the shares subject to the options will be fully vested upon the first anniversary of the date of grant.

COMPENSATION DISCUSSION AND ANALYSIS

The following discussion and analysis of the compensation arrangements of our named executive officers identified below for fiscal year 2011 should be read together with the compensation tables and related disclosures set forth below.

We refer to our chief executive officer, our interim and former chief financial officers and our four other most highly compensated executive officers during fiscal year 2011 as our “named executive officers.” Three individuals served as our principal financial officer during fiscal year 2011: Mahesh Karanth served as our chief financial officer from the beginning of fiscal year 2011 until his resignation in June 2010, Mark Voll served as our chief financial officer from June 2010 until his resignation in January 2011 and Jim Callas served as our interim chief financial officer from January 2011 until Alan Krock joined us as chief financial officer in May 2011. Our named executive officers for fiscal year 2011 were as follows:

•	Steven Nasiri, President and Chief Executive Officer

•	Jim Callas, Corporate Controller and Former Interim Chief Financial Officer

•	Mark Voll, Former Chief Financial Officer

•	Mahesh Karanth, Former Chief Financial Officer

•	Daniel Goehl, Vice President—Worldwide Sales

•	Jengyaw Jiang, Vice President—Business Development

•	Ram Krishnan, Vice President—Operations

•	Stephen Lloyd, Vice President—Engineering and New Product Development

Compensation Objectives

We structure our compensation programs to reward high performance and innovation, promote accountability and ensure that employee interests are aligned with the interests of our stockholders. Our executive compensation program is structured to attract, motivate and retain highly qualified executive officers by paying them competitively and tying their compensation to our success as a whole and to their individual contributions to such success.

Specifically, the compensation committee believes that the primary objectives of our compensation policies are:

•	creating long-term incentives for management to increase stockholder value;

•	motivating our executives to achieve our short-term and long-term goals;

•	providing clear company and individual objectives that promote innovation to achieve our objectives;

•	rewarding the achievement of targeted results; and

•	retaining executive officers whose abilities are critical to our long-term success and competitiveness.

Framework for Determining Executive Compensation

Our executive compensation program has four primary components: (i) base salary, (ii) cash bonus compensation, (iii) non-equity incentive plan compensation and (iv) equity awards. In addition, we provide our executive officers with other compensation, including a variety of benefits that are available generally to all salaried employees in the geographic locations where such executives are based.

We utilize a discretionary approach for determining our named executive officers’ compensation, which is based upon the business judgment and experience of our compensation committee and our chief executive officer. We rely in part on the experience and familiarity of our compensation committee members with current information relating to total aggregate compensation levels paid by technology companies of similar scale to ours. Our compensation committee members have obtained this experience and familiarity as venture capitalists and/or executives at technology companies. We do not benchmark our compensation levels against a peer group of companies. We have not adopted any formal or informal policies or guidelines for allocating compensation between long-term and short-term compensation, between cash and non-cash compensation, or among different forms of non-cash compensation.

We have historically made decisions concerning executive compensation, including establishing base salaries and bonus programs and setting individual and company-wide performance targets, at the beginning of each calendar year for that calendar year period (i) because of the relative simplicity of performing and communicating calendar year results and (ii) in order to align those decisions with the end of the executive’s tax years and the practices of companies with which we compete for employees. Beginning in fiscal year 2012, we will align our executive compensation process with our own fiscal year.

Our chief executive officer provides annual recommendations to the compensation committee and discusses the compensation and performance of all executive officers, excluding himself, with the compensation committee. Our chief executive officer bases his recommendations in part upon quarterly performance reviews of our executive officers. The quarterly performance reviews include an evaluation of individual performance goals, effort and creativity. The individual performance goals of each named executive officer are reviewed with the compensation committee at the time they are established. As part of each performance review, our chief executive officer awards points at his discretion based on an evaluation of individual goals, effort, and creativity. The individual performance goals contain baseline, target and more difficult to achieve objectives, and combined with our chief executive officer’s subjective evaluation of effort and creativity, it is expected that the average number of points received by the performing executive officer will be approximately 70% to 75% of the maximum number of points available. The score is primarily used to determine the amount of the discretionary cash bonus plan awards and non-equity incentive awards, as discussed below.

The compensation of our president and chief executive officer, Mr. Nasiri, is established by the board of directors, excluding Mr. Nasiri, upon the recommendation of the compensation committee, based on the compensation committee’s discussions with, and evaluation of, Mr. Nasiri. The specific criteria used to evaluate Mr. Nasiri’s performance during fiscal year 2011 are described below.

The following is a discussion of the individual performance evaluations applicable to our named executive officers for fiscal year 2011:

Steven Nasiri, President and Chief Executive Officer

Mr. Nasiri was evaluated on the basis of the overall performance of our company, including the extent to which we were successful in achieving net revenue goals, profitability, product development, market share, customer relations, geographical expansion, technology milestones, organizational development and growth.

Jim Callas, Corporate Controller and Former Interim Chief Financial Officer

Mr. Callas was evaluated on his management of our financial operations and human resource matters, development of our information technology infrastructure, timely preparation of our financial statements and implementation of enhanced controls and procedures and administration of our international tax structure.

Mark Voll, Former Chief Financial Officer

Mr. Voll was evaluated on his management of our financial operations, participation in the IPO process, implementation of enhanced controls and procedures, implementation of our international tax structure, development of our financial planning and analysis capabilities, and development of our information technology infrastructure.

Mahesh Karanth, Former Chief Financial Officer

Mr. Karanth was evaluated on his management of our financial operations, participation in the IPO process, implementation of enhanced controls and procedures, implementation of our international tax structure, development of our financial planning and analysis capabilities, and the development of our information technology infrastructure.

Daniel Goehl, Vice President—Worldwide Sales

Mr. Goehl was evaluated on his achievement of certain sales objectives, development of marketing strategies, generation of business development opportunities, management of our sales organization, support of our business development activities, management of key customer relationships, and participation in hiring and training activities.

Jengyaw Jiang, Vice President—Business Development

Mr. Jiang was evaluated on his achievement of certain product development goals, customer relationship management, participation in the development of our smartphone ecosystem, achievement of certain marketing milestones and contributions to our marketing strategy, business development, technology milestones and business unit growth.

Ram Krishnan, Vice President—Operations

Mr. Krishnan was evaluated on the achievement of certain manufacturing process improvements, manufacturing yields and capacity improvement goals.

Stephen Lloyd, Vice President—Engineering and New Product Development

Mr. Lloyd was evaluated on his achievement of certain product development and production goals, development of intellectual property, support of business development activities, and participation in hiring and training activities.

Elements of Compensation

Base Salary

We pay base salaries to provide a fixed level of cash compensation for our named executive officers to compensate them for services rendered during the fiscal year. Each year we determine salary increases, if any, based upon a subjective evaluation of each executive’s individual performance, position, tenure, experience, expertise, leadership, management capability, and the extent to which the executive has been successful in managing and growing the operations or organization for which such executive is responsible. We do not apply formulaic base salary increases to our named executive officers. For fiscal year 2011, the compensation committee increased Mr. Jiang’s base salary from $170,000 to $185,000 in recognition of his assumption of responsibility for our former MotionProcessing Business Unit. The compensation committee determined that no other salary increases were necessary for fiscal year 2011.

Discretionary Cash Bonus Plan

We establish a cash bonus target amount annually for each of our named executive officers in conjunction with setting such officer’s base salary. The amount of each cash bonus target is set so that the combination of base salary and a payout of approximately 75% of an executive’s cash bonus target will result in a compensation package that, in the judgment of our compensation committee and our chief executive officer, is aligned with the compensation packages of similar executives in other technology-focused companies of similar scale. The actual cash bonus payment is calculated by multiplying the average score attained by a named executive officer from his quarterly performance reviews (in percentage terms) by the cash bonus target amount. Such payments are made during the first month following the end of the calendar year provided that the named executive officer is employed by us on the date of payment.

The following cash bonus target awards were allocated to our named executive officers on the basis of relative salary levels and contributions to our net revenue goals.

Named Executive Officer	2010 Calendar Year Cash Bonus Target
Mahesh Karanth	$30,000
Daniel Goehl	$50,000
Jengyaw Jiang	$35,000
Ram Krishnan	$40,000
Stephen Lloyd	$35,000

The board of directors did not establish a cash bonus target for our chief executive officer for the 2010 calendar year. The board of directors established a cash bonus target for Mr. Voll of $60,000 based on a 12-month period prorated from his hire date in May 2010 through the end of our 2011 fiscal year and payable thereafter. Pursuant to the terms of his offer letter, Mr. Voll was to participate in our non-equity incentive plan for fiscal year 2012. We established a cash bonus target for Mr. Callas of $30,000 payable based on goal attainment on the first anniversary of his employment in September 2011.

Non-Equity Incentive Awards

We structure our annual non-equity incentive awards to reward named executive officers for the successful performance of our company as a whole and of each participating named executive officer as an individual. For the 2010 calendar year, our compensation committee established a bonus pool available to all of our executives other than Messrs. Voll and Callas, as discussed below. The bonus pool was based on our annual plan for the 2010 calendar year, which took into account net revenue objectives based on existing customer contracts and anticipated sales volumes, as well as the projected timing and volume of new customer activity. The compensation committee also reviewed the competitive environment, pricing trends, product costs and projected changes to yield and supplier prices, product development plans and overall profitability targets. The compensation committee chose to distribute the bonus pool to executive officers based on the extent to which we attained specified net revenue goals, believing that adequate incentives and controls were in place to encourage the attainment of other objectives established in our annual plan.

The annual plan and bonus pool arrangement were based upon the calendar year instead of our fiscal year (i) because of the relative simplicity of performing and communicating calendar year results and (ii) in order to be consistent with our employees’ tax year and the practices of companies with which we compete for employees. As noted above, for our fiscal year 2012, we will align our executive compensation process with our fiscal year. The compensation committee delegated the ability to designate our named executive officers’ calendar year 2010 target awards to our chief executive officer. The following target awards were allocated to the participating named executive officers by our chief executive officer on the basis of relative salary levels and contributions to our net revenue goals.

Named Executive Officer	2010 Target Award
Mahesh Karanth	$35,000
Daniel Goehl	$50,000
Jengyaw Jiang	$50,000
Ram Krishnan	$40,000
Stephen Lloyd	$35,000

For the 2010 calendar year, the target awards were subject to a percentage adjustment based on the following schedule:

Revenue Goal:	$70 to $75 million	$76 to $80 million	$81 to $85 million	$86 to $90 million	Over $95 million
Target Award Adjustment:	50%	100%	125%	150%	200%

After determining that we had achieved a target award adjustment of 150% based on total revenue of $86.1 million during the 2010 calendar year, we calculated the actual cash payments for these named executive officers in accordance with the following formula:

Actual Cash Payment	=	2010 Target Award Amount	*	(Average Score from Quarterly Reviews)
100

For our chief executive officer, the board of directors established the following schedule of awards, based on our level of net revenue:

Revenue Goal:	$70 to $75 million	$76 to $80 million	$81 to $85 million	$86 to $90 million	Over $	95 million
Award Amount:	$75,000	$75,000	$172,500	$225,000		$225,000

Mr. Callas participated in a non-equity incentive plan that does not factor in quarterly performance evaluations. This plan provided that Mr. Callas would receive a payment of four percent of his base salary earned during the plan period if we achieved a net revenue target of at least $70 million for the calendar year ended December 31, 2010, and an additional four percent of his base salary if we achieved a net revenue target of over $85 million for the calendar year ended December 31, 2010 as long as he remained employed by us at the time the payment is made. Mr. Voll did not participate in our calendar year 2010 non-equity incentive plan. Instead, Mr. Voll participated in our discretionary cash bonus plan on a prorated basis through the end of our 2011 fiscal year. Pursuant to the terms of his offer letter, Mr. Voll was to participate in our non-equity incentive plan for our fiscal year 2012.

Equity Awards

We believe that equity ownership in our company is an important component of each named executive officer’s total compensation because it promotes long-term performance by aligning the interests of our named executive officers with the interests of our stockholders. We believe that equity awards will incentivize our named executive officers to achieve long-term performance because they provide greater opportunities for our named executive officers to benefit from any future successes in our business. We have not adopted stock ownership guidelines, and, other than stock acquired by our founder, our equity compensation plans have provided the principal method for our named executive officers to acquire equity or equity-linked interests in our company.

The number of shares subject to options granted to each named executive officer is determined by our compensation committee based upon several factors, including individual performance reviews and the levels of equity ownership we believe to be representative of and competitive with ownership levels of officers having similar responsibilities in technology companies of similar scale and stage of development to ours. In addition to the annual awards, grants of options may be made to executive officers as an inducement to accept employment, following a significant change in job responsibility or in recognition of a significant achievement. The exercise price of options granted under our equity incentive plans is equal to or exceeds the fair market value of the underlying shares on the date of grant. Our equity incentive plans are more fully described below in the section titled “Executive Compensation Tables—Employee Benefit and Stock Plans.”

Policies with Respect to Equity Compensation Awards

During fiscal year 2011, we only granted options to purchase shares of our common stock under our 2004 Stock Incentive Plan. Our 2004 Stock Incentive Plan allows us to grant options, restricted stock, and other equity awards. We grant options with exercise prices equal to or in excess of the fair market value of our common stock as of the date of grant. Because our shares of common stock were not publicly traded during fiscal year 2011, the fair market value of our shares of common stock and the corresponding exercise prices of our option grants were determined by our board of directors considering the input of an independent third-party valuation firm.

EXECUTIVE COMPENSATION TABLES

Fiscal Year 2011 Summary Compensation Table

The following table presents information regarding compensation earned by or awards to our named executive officers during fiscal year 2011.

Name and Principal Position	Fiscal Year	Salary ($)		Bonus ($)	Option Awards ($)(1)	Non-Equity Incentive Plan Compen- sation ($)	All Other Compen- sation ($)(2)		Total ($)
Steven Nasiri	2011	275,000		—	—	225,000	11,288	(4)	511,288
President and Chief Executive Officer (Principal Executive Officer)	2010	275,000		—	—	150,000	4,963		429,963

Jim Callas(3)	2011	92,885		—	236,368	4,514	1,612		335,379
Corporate Controller and Former Interim Chief Financial Officer (Former Principal Financial Officer)

Mark Voll(3)	2011	148,525		—	885,590	—	60,676		1,094,791
Former Chief Financial Officer (Former Principal Financial Officer)

Mahesh Karanth(3)	2011	55,150		—	25,519	—	119,291		199,960
Former Chief Financial Officer (Former Principal Financial Officer)	2010	225,000		24,553	—	29,100	8,202		286,855

Daniel Goehl	2011	175,000		42,500	86,805	63,750	7,608		375,663
Vice President—Sales	2010	175,000		34,483	—	47,250	6,259		262,992

Jengyaw Jiang	2011	185,000		29,750	86,805	63,750	8,994		374,229
Vice President—Business Development

Ram Krishnan	2011	200,000		34,000	76,608	51,000	670		362,278
Vice President—Operations	2010	200,000		22,350	67,100	37,250	492		327,192

Stephen Lloyd	2011	205,000		29,750	153,216	44,625	10,632		443,223
Vice President—Engineering	2010	202,635	(5)	15,100	—	22,650	8,879		249,264

(1)	This column reflects the aggregate grant date fair value of option awards granted to our named executive officers estimated pursuant to Financial Accounting Standards Board Accounting Standards Codification Topic 718 (“FASB ASC Topic 718”). Valuation assumptions are described under Note 6 of the accompanying notes to our consolidated financial statements.
(2)	This column includes our company’s contribution to the executive’s medical and life insurance payments, health savings account contributions and gym memberships. This column also includes severance payments made to Mr. Voll and Mr. Karanth in the amounts of $60,000 and $112,500, respectively, and a referral bonus paid to Mahesh Karanth for $5,000.
(3)	Mr. Callas served as our interim chief financial officer from January 2011 to May 2011, Mr. Voll served as our chief financial officer from June 2010 to January 2011, and Mr. Karanth resigned as our chief financial officer in June 2010.
(4)	Includes a pay-out of Mr. Nasiri’s accrued vacation of $5,288.
(5)	Includes Mr. Lloyd’s salary of $205,000 less unpaid leave of $2,365.

Fiscal Year 2011 Grants of Plan-Based Awards

The following table sets forth certain information with respect to grants of plan-based awards to our named executive officers during fiscal year 2011.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Based Plans		Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)(1)
		Target ($)	Maximum ($)
Steven Nasiri	—	75,000	225,000	—	—	—

Jim Callas		7,000	14,000	—	—	—
	10/21/2010	—	—	80,000	5.13	175,082
	1/19/2011	—	—	20,000	6.11	61,286

Mark Voll		9,600	19,200	—	—	—
	8/13/2010	—	—	400,000	5.13	885,590

Mahesh Karanth	—	35,000	70,000	—	—	—
	3/31/2010	—	—	10,000	5.07	25,519

Daniel Goehl	—	50,000	100,000	—	—	—
	3/31/2010	—	—	10,000	5.07	25,519
	1/19/2011	—	—	20,000	6.11	61,286

Jengyaw Jiang	—	50,000	100,000	—	—	—
	3/31/2010	—	—	10,000	5.07	25,519
	1/19/2011	—	—	20,000	6.11	61,286

Ram Krishnan	—	40,000	80,000	—	—	—
	1/19/2011	—	—	25,000	6.11	76,608

Stephen Lloyd	—	35,000	70,000	—	—	—
	1/19/2011	—	—	50,000	6.11	153,216

(1)	This column reflects the aggregate grant date fair value of option awards granted to our named executive officers estimated pursuant to Financial Accounting Standards Board Accounting Standards Codification Topic 718. Valuation assumptions are described under Note 6 of the accompanying notes to our consolidated financial statements.

Outstanding Equity Awards at the End of Fiscal Year 2011

The following table provides information regarding unexercised stock options held by each of the named executive officers as of the end of fiscal year 2011.

	Option Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date
Steven Nasiri	3/28/2008	1,151,035(1)	383,679	0.70	3/27/2018

Jim Callas	10/21/2010	—(2)	80,000	5.13	10/20/2020
	1/19/2011	—(3)	20,000	6.11	1/18/2021

Mark Voll	—	—	—	—	—

Mahesh Karanth	—	—	—	—	—

Daniel Goehl	3/1/2007	57,292(4)	—	0.17	2/28/2017
	3/28/2008	28,750(5)	25,000	0.70	3/27/2018
	3/31/2010	—(6)	10,000	5.07	3/30/2020
	1/19/2011	—(7)	20,000	6.11	1/18/2021

Jengyaw Jiang	8/7/2007	187,500(8)	12,500	0.32	8/6/2017
	3/28/2008	34,375(9)	15,625	0.70	3/27/2018
	3/31/2010	—(10)	10,000	5.07	3/30/2020
	1/19/2011	—(11)	20,000	6.11	1/18/2021

Ram Krishnan	4/12/2007	340,885(12)	71,615	0.32	4/11/2017
	1/27/2010	—(13)	50,000	2.97	1/26/2020
	1/19/2011	—(14)	25,000	6.11	1/18/2021

Stephen Lloyd	12/10/2008	168,750(15)	131,250	1.02	12/9/2018
	1/19/2011	—(16)	50,000	6.11	1/18/2021

(1)	The option vests with respect to 1/48th of the total shares subject to the option monthly for 48 months, such that all the shares will be fully vested upon the fourth anniversary of the option’s vesting commencement date of March 28, 2008.
(2)	The option vests with respect to 1/4th of the total shares subject to the option on the first anniversary of the vesting commencement date of September 2, 2010, and with respect to 1/48th of the total shares subject to the option monthly thereafter for 36 months, such that all the shares will be fully vested upon the fourth anniversary of the option’s vesting commencement date.
(3)	The option vests with respect to 1/4th of the total shares subject to the option on the first anniversary of the vesting commencement date of January 18, 2011, and with respect to 1/48th of the total shares subject to the option monthly thereafter for 36 months, such that all the shares will be fully vested upon the fourth anniversary of the option’s vesting commencement date.
(4)	The option vested with respect to 1/4th of the total shares subject to the option on the first anniversary of the vesting commencement date of March 1, 2007, and with respect to 1/48th of the total shares subject to the option monthly thereafter for 36 months, such that all the shares were fully vested as of March 1, 2011.
(5)	The option vests with respect to 1/48th of the total shares subject to the option monthly for 48 months, such that all the shares will be fully vested upon the fourth anniversary of the option’s vesting commencement date of November 15, 2008.

(6)	The option vests with respect to all of the shares subject to the option 45 months after the vesting commencement date of February 15, 2010.
(7)	The option vests with respect to all of the shares subject to the option 45 months after the vesting commencement date of February 15, 2011.
(8)	The option vested with respect to 1/4th of the total shares subject to the option on the first anniversary of the vesting commencement date of June 12, 2007, and with respect to 1/48th of the total shares subject to the option monthly thereafter for 36 months, such that all the shares will be fully vested upon the fourth anniversary of the option’s vesting commencement date.
(9)	The option vests with respect to 1/48th of the total shares subject to the option monthly for 48 months, such that all the shares will be fully vested upon the fourth anniversary of the option’s vesting commencement date of June 12, 2008.
(10)	The option vests with respect to all of the shares subject to the option 39 months after the option’s vesting commencement date of March 12, 2010.
(11)	The option vests with respect to all of the shares subject to the option 39 months after the option’s vesting commencement date of March 12, 2011.
(12)	The option vested with respect to 109,375 of the total shares subject to the option on the first anniversary of the vesting commencement date of April 9, 2007, with respect to 9,115 of the total shares subject to the option monthly thereafter for 36 months and with respect to an additional 62,500 of the total shares subject to the option on each of the third and fourth anniversaries of the vesting commencement date, such that all shares were fully vested as of April 12, 2011.
(13)	The option vests with respect to half of the total shares subject to the option 30 months after the option’s vesting commencement date of October 9, 2009, and with respect to the remaining half of the total shares subject to the option 42 months after the vesting commencement date.
(14)	The option vests with respect to all of the shares subject to the option 39 months after the option’s vesting commencement date of January 9, 2011.
(15)	The option vests with respect to 1/4th of the total shares subject to the option on the first anniversary of the vesting commencement date of December 8, 2008, and with respect to 1/48th of the total shares subject to the option monthly thereafter for 36 months, such that all the shares will be fully vested upon the fourth anniversary of the option’s vesting commencement date.
(16)	The option vests with respect to half of the shares subject to the option 34 months after the vesting commencement date of February 8, 2011, and with respect to the remaining half of the total shares subject to the option 46 months after the vesting commencement date.

Option Exercises and Stock Vested

The following table provides information regarding option exercises by each of the named executive officers in fiscal year 2011.

	Option Exercises
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)
Steven Nasiri	—	—
Jim Callas	—	—
Mark Voll	—	—
Mahesh Karanth	71,430	312,149	(1)
	108,034	721,667	(2)
	16,518	110,340	(2)
Daniel Goehl	—	—
Jengyaw Jiang	—	—
Ram Krishnan	150,000	712,500	(3)
Stephen Lloyd	—	—

(1)	The value realized on exercise of options was calculated by multiplying (x) the number of shares acquired on exercise of such options by (y) the difference between the estimated fair market value of $5.07 per share of our common stock on June 23, 2010, which is the date such options were exercised, and the per share exercise price of the exercised options.
(2)	The value realized on exercise of options was calculated by multiplying (x) the number of shares acquired on exercise of such options by (y) the difference between the estimated fair market value of $7.38 per share of our common stock on July 9, 2010, which is the date such options were exercised, and the per share exercise price of the exercised options.
(3)	The value realized on exercise of options was calculated by multiplying (x) the number of shares acquired on exercise of such options by (y) the difference between the estimated fair market value of $5.07 per share of our common stock on March 31, 2010, which is the date such options were exercised, and the per share exercise price of the exercised options.

Employment Agreements; Change in Control Arrangements;

and Potential Payments Upon Termination or Change in Control

Steven Nasiri

Effective as of April 14, 2004, we entered into an executive employment agreement with Steven Nasiri, our President and Chief Executive Officer. Under the agreement, Mr. Nasiri is entitled to a base annual salary, which is currently $375,000, and may receive a yearly bonus and additional stock option grants. The agreement further provides that Mr. Nasiri is eligible to receive (i) the benefits we make generally available to similarly-situated executives in accordance with our benefit plans, (ii) vacation benefits and (iii) reimbursement for reasonable expenses incurred in the performance of his duties.

The agreement provides that either party may terminate the employment arrangement for any reason or no reason, but four weeks notice is required if the agreement is terminated by Mr. Nasiri. In addition, the agreement provides that if (i) we terminate Mr. Nasiri’s employment other than for cause (as defined in the agreement) and other than following a change of control (as defined in the agreement), or (ii) Mr. Nasiri terminates his employment for “good reason” (as defined in the agreement), Mr. Nasiri will be eligible to receive the following severance:

•	an amount equal to four months of his then-current base salary payable in the form of salary continuation; and

•	nine months’ acceleration of vesting (or release from our repurchase rights, as applicable) with respect to his stock (including options) then subject to vesting (or repurchase, as applicable).

In the event of Mr. Nasiri’s death or disability, he will be eligible to receive the following severance:

•	an amount equal to two months of his then-current base salary payable in the form of salary continuation; and

•	three months’ acceleration of vesting (or release from our repurchase rights, as applicable) with respect to his stock (including options) then subject to vesting (or repurchase, as applicable).

In the event we undergo a “change of control” (as defined in the agreement) and we or our successor in interest terminates Mr. Nasiri’s employment, or Mr. Nasiri terminates his employment for “good reason” (as defined in the agreement), he will be eligible to receive the following severance:

•	an amount equal to four months of his then-current base salary payable in the form of salary continuation; and

•	the full acceleration of vesting (or release from our repurchase rights, as applicable) with respect to his stock (including options) then subject to vesting (or repurchase, as applicable).

Mr. Nasiri shall not be entitled to any severance payments or acceleration of vesting (or release from our repurchase rights, as applicable) on his stock (including options) then subject to vesting (or repurchase, as applicable) if his employment is terminated for “cause” (as defined in the agreement), in which case he shall only be paid all compensation to which he is entitled through the date of his termination.

In addition, subject to the terms of the employment agreement, during his term of employment and for one year thereafter, Mr. Nasiri has agreed not to solicit or otherwise induce any of our employees to terminate their employment with us and not to disclose to us or induce us to use proprietary information or trade secrets of others at any time.

The following table describes the estimated compensation that would have been paid to Mr. Nasiri in the event of his termination or resignation, assuming such termination or resignation was effective on the last day of our 2011 fiscal year. The actual amounts to be paid in the event of a termination of employment can only be determined at the time of Mr. Nasiri’s separation from us.

Benefit and Payments Upon Separation	Termination Without Cause	Resignation For Good Reason	Termination Due to Death or Disability	Termination for Cause	Resignation Without Good Reason	Termination or Resignation For Good Reason Following a Change of Control	Resignation Without Good Reason Following a Change of Control
Cash severance payment	$91,667	$91,667	$45,833	$—	$—	$91,667	$—
Accelerated vesting of options(1)	1,545,260	1,545,260	515,085	—	—	2,060,356	—

Total	$1,636,927	$1,636,927	$560,918	$—	$—	$2,152,023	$—

(1)	The value of accelerated vesting of options was calculated by multiplying (x) the number of shares subject to acceleration by (y) the difference between the estimated fair market value of $6.07 per share of our common stock on the last day of our 2011 fiscal year and the per share exercise price of the accelerated options. On the last day of our 2011 fiscal year, Mr. Nasiri held 95,919 shares of our common stock issuable pursuant to options subject to three months’ acceleration, 287,758 shares of our common stock issuable pursuant to options subject to nine months’ acceleration and 383,679 shares of our common stock issuable pursuant to options subject to full acceleration.

Mahesh Karanth

On June 3, 2010, we entered into a separation agreement and general release in connection with Mahesh Karanth’s resignation as our Chief Financial Officer. In addition to reiterating the payments upon termination that were provided in Mr. Karanth’s employment agreement, the separation agreement contained the acceleration of four-month’s vesting, which resulted in the vesting of options to purchase 37,500 shares.

The following table describes the compensation that was paid to Mr. Karanth under his employment agreement with respect to his resignation.

Benefit and Payments Upon Separation	Actual Payment Related to Resignation
Cash severance payment	$112,500
Health coverage reimbursement	3,400
Accelerated vesting of options(1)	163,875

Total	$279,775

(1)	The value of accelerated vesting of options was calculated by multiplying (x) the number of shares subject to acceleration by (y) the difference between the estimated fair market value of $5.07 per share of our common stock on the date of acceleration pursuant to the separation agreement and the per share exercise price of the accelerated options.

Mark Voll

On January 31, 2011, we entered into a general release with Mr. Voll in connection with his resignation as our Chief Financial Officer. During fiscal year 2011, Mr. Voll was paid a severance payment of $60,000, equivalent to three months salary under Mr. Voll’s at-will employment arrangement, as stipulated in the general release.

Jim Callas

Mr. Callas accepted our offer letter dated January 18, 2011 for employment as Interim Chief Financial Officer. This letter supplemented the offer letter dated August 20, 2010 for the position of Corporate Controller. Under the two offer letters, Mr. Callas is entitled to a base salary of $175,000, benefits and bonuses payable in accordance with our standard payroll and benefit policies. The August letter provides for a cash bonus target of $30,000 based on Mr. Callas’ quarterly performance reviews, and the January letter provides for an additional bonus of $60,000, which was paid in two increments of $30,000 on July 18, 2011 and on January 18, 2012. In addition, in accordance with the terms of the two offer letters, our board of directors granted Mr. Callas an option to purchase 80,000 shares of our common stock on October 21, 2010 and an option to purchase 20,000 shares of our common stock on January 19, 2011, each of which vests with respect to 1/4 of the total shares subject to the option on the first anniversary of the option’s vesting commencement date of September 2, 2010 and January 18, 2011, respectively, and with respect to 1/48th of the total shares subject to the option monthly thereafter for 36 months, such that all shares subject to the option will be fully vested on the fourth anniversary of such option’s vesting commencement date.

The January letter further provides that in the event that we hire a new chief financial officer, as well as a new corporate controller within twelve months after the chief financial officer hire date, which results in Mr. Callas’ termination without cause or a material diminishment of his duties, then Mr. Callas shall receive a cash amount equal to six months base salary. In addition, Mr. Callas will receive any unpaid portion of the $60,000 additional bonus payment referred to above, and had such termination occurred prior to September 1, 2011, he would have received acceleration of up to 1/4th of the total shares subject to the option granted to him on October 21, 2010.

Under the terms of the January letter, if Mr. Callas had been terminated or had his duties materially diminished effective as of the last day of our 2011 fiscal year, Mr. Callas would have been entitled to a cash payment of $87,500, as well as $10,966 in accelerated vesting of the option granted to him on October 21, 2010. The value of the accelerated option was calculated by multiplying

(x) 11,666, which is the number of shares subject to acceleration, by (y) the difference between the estimated fair value of $6.07 per share of our common stock at the end our 2011 fiscal year and the exercise price of the option. The actual amounts to be paid in the event of a termination of employment or reduction of duties can only be determined at the time of Mr. Callas’ separation from us.

Ram Krishnan

On April 5, 2007, we entered into an offer letter with Ram Krishnan, our Vice President – Operations. The offer letter specifies that Mr. Krishnan is an at-will employee and provides for an initial base salary of $180,000, which has subsequently been increased to $200,000.

Mr. Krishnan received an option to purchase 562,500 shares of our common stock at an exercise price of $0.32 per share. The option vested with respect to 109,375 of the total shares subject to the option on the first anniversary of the option’s vesting commencement date of April 9, 2007, with respect to 9,115 of the total shares subject to the option monthly thereafter for 36 months, with respect to 62,500 shares subject to the option on the third anniversary of the vesting commencement date, and with respect to 62,500 of the total shares subject to the option on the fourth anniversary of the vesting commencement date, such that all of the shares subject to the option vested on the fourth anniversary of the vesting commencement date.

The offer letter also provides that if Mr. Krishnan’s employment is terminated without cause following an acquisition of our company by a third party, Mr. Krishnan will be entitled to 3 months acceleration of vesting with respect to the option. The following table describes the potential compensation that would have been paid to Mr. Krishnan in the event of a termination of his employment following an acquisition of our company by a third party, assuming such termination was effective as of April 3, 2011. The actual amounts to be paid in the event of a termination of employment in connection with an acquisition of us by a third party can only be determined at the time of Mr. Krishnan’s separation from us.

Benefit and Payments Upon Separation	Termination Without Cause
Accelerated vesting of options(1)	411,786

Total	$411,786

(1)	The value of accelerated vesting of options was calculated by multiplying (x) the number of shares subject to acceleration by (y) the difference between the estimated fair market value of $6.07 per share of our common stock on April 3, 2011 and the per share exercise price of the accelerated options. On April 3, 2011, Mr. Krishnan held 71,615 shares of our common stock issuable pursuant to options subject to three months’ acceleration.

Alan Krock

Effective May 31, 2011, we entered into an employment agreement with Alan Krock for employment as Chief Financial Officer. Under the agreement and subsequent adjustments to his compensation approved by our board of directors, Mr. Krock is entitled to a base salary of $220,000, a performance payment of up to $80,000 payable within the first four weeks of the commencement of fiscal year 2013 and an option to purchase 500,000 shares of our common stock, which was granted by the board subsequent to July 3, 2011. The option vests with respect to 1/4 of the total shares subject to the option on the first anniversary of the option’s vesting commencement date and with respect to 1/48th of the total shares subject to the option monthly thereafter for 36 months, such that all shares subject to the option will be fully vested on the fourth anniversary of such option’s vesting commencement date. Mr. Krock will also participate in our executive bonus plan for fiscal year 2012 and may receive additional stock option grants. The agreement further provides that Mr. Krock is eligible to receive (i) the benefits we make generally available to similarly-situated executives in accordance with our benefit plans, (ii) vacation and illness benefits and (iii) reimbursement for reasonable expenses incurred in the performance of his duties.

The agreement provides that either party may terminate the employment arrangement for any reason or no reason. In addition, the agreement provides that if (i) we terminate Mr. Krock’s employment other than for cause (as defined in the agreement) or (ii) Mr. Krock terminates his employment for “good reason” (as defined in the agreement), and if such termination occurs in connection with or within twelve months after consummation of a “change in control transaction” (as defined in the agreement), Mr. Krock will be eligible to receive (i) an amount equal to four months of his then-current base salary payable on a monthly basis or in a lump sum payment, as determined by us in our sole discretion, (ii) any then-unvested shares subject to the option described above that would have been vested as of the date of termination had the option not been subject to the 12-month cliff vesting provision described above, and (iii) an additional four months of accelerated vesting with respect to any other options or restricted stock outstanding as of the date of such termination.

In addition, subject to the terms of the employment agreement, during his term of employment and for one year thereafter, Mr. Krock has agreed not to solicit or otherwise induce any of our employees to terminate their employment with us and not to disclose to us or induce us to use proprietary information or trade secrets of others at any time.

Severance and Change in Control Policies

We have adopted changes to our policies relating to the severance and change in control arrangements of our named executive officers that will be effective on August 1, 2011. These changes provide benefits that are in addition to those provided for in any existing employment agreements with the named executive officers.

Under the new arrangements, if Mr. Nasiri is terminated without cause or for good reason (as those terms are defined in our change-in-control policy), he will be eligible to receive the following severance:

•	an amount equal to 12 months of his then-current base salary, payable at our option in the form of salary or in a lump sum;

•	an amount equal to the lower of his current year target bonus or the amount of his most recent bonus paid to him; and

•	payment of 18 months of continued medical insurance premiums under COBRA, if elected by him.

If any of our other named executive officers are terminated without cause (as that term is defined in our change-in-control policy), he will be eligible to receive the following severance:

•	an amount equal to 9 months of his then-current base salary, payable at our option in the form of salary or in a lump sum; and

•	payment of 18 months of continued medical insurance premiums under COBRA, if elected by him.

In the event we undergo a “change of control” (as that term is defined in our change-in-control policy) and we or our successor in interest terminates Mr. Nasiri’s employment, or Mr. Nasiri terminates his employment for “good reason” (as defined in the policy), he will be eligible to receive the following severance:

•	an amount equal to 18 months of his then-current base salary, payable at our option in the form of salary or in a lump sum;

•	an amount equal to 150 percent of the lower of his current year target bonus or the amount of his most recent bonus paid to him;

•	payment of 18 months of continued medical insurance premiums under COBRA, if elected by him; and

•	the full acceleration of vesting (or release from our repurchase rights, as applicable) with respect to his stock (including options) then subject to vesting (or repurchase, as applicable).

In the event we undergo a “change of control” (as that term is defined in our change-in-control policy) and we or our successor in interest terminates the employment of any of our other named executive officers, or any such named executive officer terminates his employment for “good reason” (as defined in our change-in-control policy), he will be eligible to receive the following severance:

•	an amount equal to 12 months of his then-current base salary, payable at our option in the form of salary or in a lump sum;

•	an amount equal to the lower of his current year target bonus or the amount of his most recent bonus paid to him;

•	payment of 18 months of continued medical insurance premiums under COBRA, if elected by him; and

•	the acceleration of vesting (or release from our repurchase rights, as applicable) with respect to 50 percent of his stock (including options) then subject to vesting (or repurchase, as applicable).

Employee Benefit and Stock Plans

2011 Stock Incentive Plan

Our board of directors has adopted, and our stockholders have approved, our 2011 Stock Incentive Plan, which we refer to as the 2011 Plan. The 2011 Plan serves as the successor to our 2004 Stock Incentive Plan, as amended, which we refer to as our 2004 Plan. Our 2011 Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, or the Code, to our employees and any parent and subsidiary corporations’ employees, and for the grant of non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units and dividend equivalent rights to our employees, directors and consultants and our parent and subsidiary corporations’ employees, directors and consultants.

Share Reserve

As of January 1, 2012, we had reserved for issuance pursuant to the 2011 Plan a total of 10,443,822 shares of our common stock. In addition, the number of shares reserved for issuance pursuant to the 2011 Plan will be increased by any additional shares that would otherwise have returned to the 2004 Plan after January 1, 2012 as a result of forfeiture, termination or expiration of awards previously granted under the 2004 Plan. Further, our 2011 Plan provides for annual increases in the number of shares available for issuance thereunder on the first business day of each fiscal year, beginning the day after the completion of our current fiscal year April 1, 2012, equal to four percent (4%) of the number of shares of our common stock outstanding as of such date. As of January 1, 2012, options to purchase 1,008,400 shares of common stock and 78,000 restricted stock units were outstanding and 9,357,422 shares were available for future grant under the 2011 Plan.

Administration

Our board of directors or a committee of our board of directors will administer our 2011 Plan. In the case of awards intended to qualify as “performance based compensation” within the meaning of Section 162(m) of the Code the committee will consist of two (2) or more “outside directors” within the meaning of Section 162(m) of the Code. The administrator will have the power to determine and interpret the terms and conditions of the awards, including the employees, directors and consultants who will receive awards, the exercise price, the number of shares subject to each such award, the vesting schedule and exercisability of the awards, the restrictions on transferability of awards and the form of consideration payable upon exercise. The administrator also will have the authority to institute an exchange program whereby the exercise prices of outstanding awards may be reduced or outstanding awards may be surrendered or cancelled in exchange for other awards of the same type (which may have higher or lower exercise prices) or awards of a different type.

Stock Options

Our 2011 Plan allows for the grant of incentive stock options that qualify under Section 422 of the Code only to our employees and employees of any parent or subsidiary of ours. Non-qualified stock options may be granted to our employees, directors, and consultants and those of any parent or subsidiary of ours. The exercise price of all options granted under our 2011 Plan must at least be equal to the fair market value of our common stock on the date of grant. The term of an incentive stock option may not exceed ten (10) years, except that with respect to any employee who owns more than ten percent (10%) of the voting power of all classes of our outstanding stock or any parent or subsidiary corporation as of the grant date, the term must not exceed five (5) years, and the exercise price must equal at least one hundred ten percent (110%) of the fair market value on the grant date.

After the continuous service of an employee, director or consultant terminates, he or she may exercise his or her option, to the extent vested, for the period of time specified in the option agreement. However, an option may not be exercised later than the expiration of its term.

Stock Appreciation Rights

Our 2011 Plan allows for the grant of stock appreciation rights. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the date of grant and the exercise date. The administrator will determine the terms of stock appreciation rights, including when such rights become exercisable and whether to pay the increased appreciation in cash or with shares of our common stock, or a combination thereof, except that the base appreciation amount for the cash or shares to be issued pursuant to the exercise of a stock appreciation right will be no less than one hundred percent (100%) of the fair market value per share on the date of grant. After the continuous service of an employee, director or consultant terminates, he or she may exercise his or her stock appreciation right, to the extent vested, only to the extent provided in the stock appreciation right agreement.

Restricted Stock Awards

Our 2011 Plan allows for the grant of restricted stock. Restricted stock awards are shares of our common stock that vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of shares of restricted stock granted to any employee, director or consultant. The administrator may impose whatever conditions on vesting it determines to be appropriate. For example, the administrator may set restrictions based on the achievement of specific performance goals. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture.

Restricted Stock Units

Our 2011 Plan allows for the grant of restricted stock units. Restricted stock units are awards that will result in payment to a recipient at the end of a specified period only if the vesting criteria established by the administrator are achieved or the award otherwise vests. The administrator may impose whatever conditions to vesting, restrictions and conditions to payment it determines to be appropriate. The administrator may set restrictions based on the achievement of specific performance goals or on the continuation of service or employment. Payments of earned restricted stock units may be made, in the administrator’s discretion, in cash, with shares of our common stock or other securities, or a combination thereof.

Dividend Equivalent Rights

Our 2011 Plan allows for the grant of dividend equivalent rights. Dividend equivalent rights are awards that entitle the recipients to compensation measured by the dividends we pay with respect to our common stock.

Transferability of Awards

Our 2011 Plan allows for the transfer of awards under the 2011 Plan only (i) by will, (ii) by the laws of descent and distribution and (iii) for awards other than incentive stock options, to the extent authorized by the administrator. Only the recipient of an incentive stock option may exercise such award during his or her lifetime.

Certain Adjustments

In the event of certain changes in our capitalization, to prevent diminution or enlargement of the benefits or potential benefits available under the 2011 Plan, the administrator will make adjustments to one or more of the number or class of shares that are covered by outstanding awards, the exercise or purchase price of outstanding awards, the numerical share limits contained in the 2011 Plan, and any other terms that the administrator determines require adjustment. In the event of our complete liquidation or dissolution, all outstanding awards will terminate immediately upon the consummation of such transaction.

Corporate Transactions and Changes in Control

Our 2011 Plan provides that in the event of a corporate transaction, as defined in the 2011 Plan, each outstanding award will terminate upon the consummation of the corporate transaction to the extent that such awards are not assumed by the acquiring or succeeding corporation. Prior to or upon the consummation of a corporate transaction or a change in control, as defined in the 2011 Plan, an outstanding award may vest, in whole or in part, to the extent provided in the award agreement or as determined by the administrator in its discretion. The administrator may condition the vesting of an award upon the subsequent termination of the recipient’s service or employment within a specified period of time following the consummation of a corporate transaction or change in control. The administrator will not be required to treat all awards similarly in the event of a corporate transaction or change in control.

Plan Amendments and Termination

Our 2011 Plan will automatically terminate ten (10) years following the date it becomes effective, unless we terminate it sooner. In addition, our board of directors has the authority to amend, suspend or terminate the 2011 Plan provided such action does not impair the rights under any outstanding award unless mutually agreed to in writing by the recipient and us.

2004 Stock Incentive Plan, as amended

Our 2004 Plan, was adopted by our board of directors and approved by our stockholders on April 13, 2004, and was last amended on August 31, 2011. Our 2004 Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, to our employees and any parent and subsidiary corporation’s employees, and for the grant of non-qualified stock options and restricted stock to our employees, directors and consultants and any parent and subsidiary corporation’s employees. We will not grant any additional awards under our 2004 Plan following the completion of this offering. Instead, we will grant awards in the future under our 2011 Stock Incentive Plan. However, our 2004 Plan will continue to govern the terms and conditions of outstanding awards granted thereunder.

Share Reserve

As of January 1, 2012, options to purchase 10,183,924 shares of common stock were outstanding and 425,500 shares were available for future grant under the 2004 Plan. However, as noted above, we do not intend to grant any future awards under such plan. If an option previously granted under the 2004 Plan expires or becomes unexercisable without having been exercised in full, or if shares issued under the 2004 Plan are repurchased at their original purchase price, the shares underlying such option, or the shares repurchased, will become available for future grant or sale under the 2011 Plan.

Administration

Our board of directors currently administers our 2004 Plan. Under our 2004 Plan, the administrator has the power to determine and interpret the terms and conditions of the awards, including the employees, directors and consultants who will receive awards, the exercise price, the number of shares subject to each award, the vesting schedule and exercisability of awards, the restrictions on transferability of awards and the form of consideration payable upon exercise.

Stock Options

With respect to all incentive stock options granted under the 2004 Plan, the exercise price must at least be equal to the fair market value of our common stock on the date of grant. However, with respect to any employee who owns more than 10% of the voting power of all classes of outstanding stock or any parent or subsidiary corporation as of the grant date, the exercise price of the incentive stock option must equal at least 110% of the fair market value on the grant date. With respect to all non-qualified stock options granted under the 2004 Plan, the exercise price must at least be equal to the fair market value of our common stock on the date of grant. The term of an option may not exceed 10 years, except that with respect to any individual who owns more than 10% of the voting power of all classes of our outstanding stock or any parent or subsidiary corporation as of the grant date, the term of an incentive stock option must not exceed 5 years. The administrator determines the terms of all awards.

After the continuous service of an employee, director or consultant terminates (other than a termination due to death or disability, as defined in the 2004 Plan), he or she may exercise his or her option, to the extent vested, for a period of 30 days following such termination, or such longer period of time as specified in the stock option agreement; provided, however, that an option agreement may provide that if the optionee’s continuous service is terminated for cause (as defined in the 2004 Plan), the option will terminate concurrently with such termination of service. If termination is due to death or disability, the option will remain exercisable for a period of 12 months following such termination, or such longer period of time as specified in the stock option agreement. In no event, however, may an option be exercised later than the expiration of its term.

Restricted Stock Awards

Restricted stock may be granted under our 2004 Plan. Restricted stock awards are shares of our common stock that vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of shares of restricted stock granted to any employee, director or consultant. The administrator may impose whatever conditions on vesting it determines to be appropriate. For example, the administrator may set restrictions based on the achievement of specific performance goals. Shares of restricted stock that have not yet vested are subject to our right of repurchase or forfeiture.

Transferability

Our 2004 Plan generally allows for the transfer of awards under the 2004 Plan only (i) by will, (ii) by the laws of descent and distribution and (iii) for non-qualified stock options, by gift or domestic relations order to family members when authorized by the administrator (as permitted by Rule 701 of the Securities Act of 1933, as amended). Only the recipient of an incentive stock option may exercise such award during his or her lifetime.

Corporate Transactions

Our 2004 Plan provides that in the event of a corporate transaction, as defined in the 2004 Plan, then to the extent that the successor corporation or its parent does not assume or substitute an equivalent award for any portion of each outstanding award under the 2004 Plan, such portion of the award will become fully vested and exercisable and be released from any of our repurchase or forfeiture rights, for all of the shares at the time represented by such portion of the award, immediately prior to the date of the corporate transaction. All outstanding awards that are not assumed will terminate upon the consummation of the corporate transaction.

Plan Amendments and Termination

According to its terms, the 2004 Plan will automatically terminate in 2014, unless we terminate it sooner. In addition, our board of directors has the authority to amend, suspend or terminate the 2004 Plan, provided such action does not impair the rights under any outstanding award unless mutually agreed to in writing by the recipient of such award and us.

401(k) Plan

We maintain a 401(k) retirement savings plan. Each participant who is a U.S. employee may contribute to the 401(k) plan, through payroll deductions, up to a statutorily prescribed annual limit of $16,500 in 2011, subject to statutory limitations imposed by the Internal Revenue Service. All amounts contributed by employee participants and earnings on these contributions are fully vested at all times and are not taxable to participants until withdrawn. Employee participants may elect to invest their contributions in various established funds. We may make contributions to the accounts of plan participants.

Limitations of Liability and Indemnification Matters

We have adopted provisions in our current certificate of incorporation that limit or eliminate the liability of our directors for monetary damages for breach of their fiduciary duties, except for liability that cannot be eliminated under the Delaware General Corporation Law. Accordingly, our directors will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except with respect to the following:

•	any breach of their duty of loyalty to us or our stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which the director derived an improper personal benefit.

This limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission. If Delaware law is amended to authorize the further elimination or limiting of director liability, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law as so amended.

Our certificate of incorporation and our bylaws also provide that we shall indemnify our directors and executive officers and shall indemnify our other officers and employees and other agents to the fullest extent permitted by law. We believe that indemnification under our bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in this capacity, regardless of whether our bylaws would permit indemnification.

We have entered and intend to continue to enter into separate indemnification agreements with certain of our directors and executive officers that are, in some cases, broader than the specific indemnification provisions provided by Delaware law and our charter documents, and may provide additional procedural protection. These agreements will require us, among other things, to:

•	indemnify officers and directors against certain liabilities that may arise because of their status as officers and directors;

•	advance expenses, as incurred, to officers and directors in connection with a legal proceeding subject to limited exceptions; and

•	cover officers and directors under any general or directors’ and officers’ liability insurance policy maintained by us.

We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, the opinion of the Securities and Exchange Commission is that such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

In addition, we maintain standard policies of insurance under which coverage is provided to our directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act, and to us with respect to payments which may be made by us to such directors and officers pursuant to the above indemnification provisions or otherwise as a matter of law. We also make available standard life insurance and accidental death and disability insurance policies to our employees.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We describe below the transactions and series of similar transactions, since March 30, 2008, to which we were a participant or will be a participant, in which:

•	the amounts involved exceeded or will exceed $120,000; and

•

any of our directors, executive officers, holders of more than 5% of our capital stock or any member of their immediate family had or will have a direct or indirect material interest, other than compensation arrangements with directors and executive officers, which are described where required under the sections titled “Management—Director Compensation” and “Executive Compensation Tables.”

Issuance of Series C Preferred Stock

During 2008, we issued and sold in a series of closings, an aggregate of 15,510,201 shares of our Series C convertible preferred stock at a price per share of $1.225, for aggregate consideration of approximately $19 million. The table below sets forth the number of shares of Series C convertible preferred stock purchased by our directors, executive officers and 5% stockholders and their affiliates.

Name	Number of Shares of Series C Preferred Stock (#)	Aggregate Purchase Price ($)
Funds affiliated with Artiman Ventures(1)	1,387,755	1,700,000
Funds affiliated with Partech International(2)	1,387,755	1,700,000
Funds affiliated with QUALCOMM Incorporated	612,244	749,999
Funds affiliated with Sierra Ventures(3)	5,999,999	7,349,999

(1)	Consists of 1,361,166 shares purchased by Artiman Ventures, L.P., 8,795 shares purchased by Artiman Ventures Side Fund, L.P. and 17,794 shares purchased by Artiman Ventures Side Fund II, L.P. Amit Shah and Tim Wilson are members of our board of directors and a Managing Member and a Managing Partner, respectively, of Artiman, L.L.C., which is the General Partner of each of Artiman Ventures, L.P., Artiman Ventures Side Fund, L.P. and Artiman Ventures Side Fund II, L.P.
(2)	Consists of 1,370,409 shares purchased by Partech U.S. Partners IV, LLC, 8,673 shares purchased by 45th Parallel, LLC, and 8,673 shares originally purchased by Multinvest, LLC, of which 3,643 shares were subsequently transferred to PAR SF II LLC, 3,643 shares were subsequently transferred to Vendome Capital LLC and 1,387 shares were subsequently transferred to Scottsdale Holding Limited. Vendome Capital LLC and Scottsdale Holding Limited are no longer affiliates of Partech International. Tim Wilson is a member of our board of directors and was, at the time of purchase, an Investment Partner of Partech International, LLC, an affiliate of Partech International.
(3)	Yunbei “Ben” Yu, Ph.D. is a member of our board of directors and is a Managing Director of Sierra Ventures Associate IX, LLC, the sole General Partner of Sierra Ventures IX, L.P.

Exercise of Series B Preferred Stock Warrants

In July 2011, we issued an aggregate of 268,753 shares of our Series B convertible preferred stock at a price per share of $1.858, for aggregate consideration of $499,343, pursuant to the exercise of outstanding warrants issued in October 2006. The table below sets forth the number of shares of Series B convertible preferred stock purchased by our directors, executive officers and 5% stockholders and their affiliates.

Name	Number of Shares of Series B Preferred Stock (#)	Aggregate Purchase Price ($)
Funds affiliated with Artiman Ventures(1)	134,553	249,999
Funds affiliated with Partech International(2)	134,065	249,093

(1)	Consists of 131,975 shares purchased by Artiman Ventures, L.P., 853 shares purchased by Artiman Ventures Side Fund, L.P. and 1,725 shares purchased by Artiman Ventures Side Fund II, L.P. Amit Shah and Tim Wilson are members of our board of directors and a Managing Member and a Managing Partner, respectively, of Artiman, L.L.C., which is the General Partner of each of Artiman Ventures, L.P., Artiman Ventures Side Fund, L.P. and Artiman Ventures Side Fund II, L.P.
(2)	Consists of 132,871 shares purchased by Partech U.S. Partners IV, LLC, 841 shares purchased by 45th Parallel, LLC, and 353 shares purchased by PAR SF II LLC. Tim Wilson is a member of our board of directors and was, at the time of purchase, an Investment Partner of Partech International, LLC, an affiliate of Partech International.

Investors’ Rights Agreement

We are party to a second amended and restated investors’ rights agreement, as amended, which provides that the holders of common stock issuable upon conversion of our convertible preferred stock have the right to demand that we file a registration statement or request that their shares of common stock be covered by a registration statement that we are otherwise filing. For a description of these registration rights, see the section titled “Description of Capital Stock—Registration Rights.” In addition to the registration rights, the investors’ rights agreement provided for certain information rights and rights of first refusal. The provisions of the investors’ rights agreement, other than those relating to registration rights, terminated upon the completion of our initial public offering.

Voting Arrangements

We were party to a third amended and restated voting agreement that we entered into with certain holders of our common stock and certain holders of our convertible preferred stock. Under this agreement, Artiman Ventures, L.P. and its affiliated entities, Partech US Partners IV, LLC and its affiliated entities and Sierra Ventures IX, L.P. each had rights to designate one of our directors, and the parties to the agreement also agreed that our then-current chief executive officer would serve on the board of directors as a common stock designee. This agreement terminated upon the completion of our initial public offering, and there are no current contractual obligations regarding the election of our directors.

Director and Officer Indemnification and Insurance

We have entered into indemnification agreements with certain of our directors and executive officers, and we purchase directors’ and officers’ liability insurance. The indemnification agreements and our amended and restated certificate of incorporation and bylaws will require us to indemnify our directors and officers to the fullest extent permitted by Delaware law. See “Executive Compensation Tables—Limitations of Liability and Indemnification Matters.”

Certain Business Relationships

Our President, Chief Executive Officer and Chairman, Steven Nasiri, shares his primary residence with Camelia Bobic, who is employed by us as a sales manager. Ms. Bobic received compensation of $129,516 from us in fiscal year 2011.

Policies and Procedures Regarding Related Party Transactions

Our board of directors has adopted a written related person transaction policy to set forth the policies and procedures for the review and approval or ratification of related person transactions. This policy covers any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships in which we were or are to be a participant, the amount involved exceeds $120,000 and a related person had or will have a direct or indirect material interest, including, without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness or employment by us or a related person.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information regarding beneficial ownership of our securities on a pro forma, as converted into common stock basis, as of January 1, 2012 and as adjusted to reflect the shares of common stock to be issued and/or sold in the offering assuming full exercise of the underwriters’ option to purchase additional shares, by:

•	each selling stockholder;

•	each other person or group of affiliated persons known by us to be the beneficial owner of more than 5% of our common stock;

•	each of our named executive officers;

•	each of our directors; and

•	all current executive officers and directors as a group.

We have determined beneficial ownership in accordance with SEC rules. The information does not necessarily indicate beneficial ownership for any other purpose. Under these rules, the number of shares of common stock deemed outstanding includes shares issuable upon exercise of options and warrants held by the respective person or group that may be exercised or converted within 60 days after January 1, 2012. For purposes of calculating each person’s or group’s percentage ownership, stock options and warrants exercisable within 60 days after January 1, 2012 are included for that person or group but not the stock options of any other person or group.

Applicable percentage ownership prior to the completion of the offering is based on 79,441,492 shares of common stock outstanding at January 1, 2012. For purposes of the applicable percentage ownership after completion of the offering, we have assumed that 80,079,883 shares of common stock will be outstanding upon completion of this offering, based on (i) 79,441,492 shares of common stock outstanding at January 1, 2012, (ii) 63,391 shares of common stock issued subsequent to January 1, 2012 upon the net exercise of warrants outstanding as of January 1, 2012, which shares will be sold in the offering by certain selling stockholders, and (iii) 575,000 shares that will be sold by us in the offering.

Unless otherwise indicated and subject to applicable community property laws, to our knowledge, each stockholder named in the following table possesses sole voting and investment power over the shares listed. Unless otherwise noted below, the address of each person listed on the table is c/o InvenSense, Inc., 1197 Borregas Avenue, Sunnyvale, CA 94089.

	Shares Beneficially Owned Prior to the Offering		Number of Shares Being Offered†	Shares Beneficially Owned After the Offering†
Name and Address of Beneficial Owner	Shares	Percentage (%)		Shares	Percentage (%)
5% Stockholders:
Entities affiliated with Artiman Ventures(1)	15,047,975	18.9	1,504,797	13,543,178	16.9
Entities affiliated with Partech International(2)	14,993,425	18.9	1,918,460	13,074,965	16.3
Sierra Ventures IX, L.P.(3)	5,853,591	7.4	748,987	5,104,604	6.4
QUALCOMM Incorporated(4)	4,627,290	5.8	592,078	4,035,212	5.0

Directors and Named Executive Officers:
Steven Nasiri(5)	11,043,620	13.6	1,300,000	9,743,620	11.9
Behrooz Abdi(6)	—	—	—	—	—
R. Douglas Norby(7)	75,520	*	—	75,520	*
Jon Olson(8)	7,500	*	—	7,500	*
Amit Shah(9)	5,000	*	—	5,000	*
Tim Wilson(10)	5,000	*	—	5,000	*
Yunbei “Ben” Yu, Ph.D.(11)	5,000	*	—	5,000	*
Alan Krock(12)	—	—	—	—	—
Jim Callas(13)	33,749	*	—	33,749	*
Mark Voll(14)	—	—	—	—	—
Mahesh Karanth(14)	213,125	*	—	213,125	*
Daniel Goehl(15)	507,083	*	—	507,083	*
Joseph Jiang(16)	245,833	*	—	245,833	*
Ram Krishnan(17)	562,500	*	—	562,500	*
Stephen Lloyd(18)	237,500	*	—	237,500	*
All current directors and executive officers as a group (11 persons)(19)	12,448,723	15.2	1,300,000	11,148,723	13.5
Other Selling Stockholders:
Cybernet Venture Capital Corp.(20)	1,592,814	2.0	156,407	1,436,407	1.8
Macnica Investment Partners(21)	1,417,715	1.8	181,401	1,236,314	1.5
Key Capital Corporation(22)‡	1,404,586	1.8	179,722	1,224,864	1.5
Inventec Appliances Corporation(23)	1,194,610	1.5	152,854	1,041,756	1.3
DoCoMo Capital, Inc.(24)	796,407	1.0	101,903	694,504	*
Venture Lending & Leasing IV, LLC(25)	578,387	*	54,813	523,574	*
Venture Lending & Leasing V, LLC(26)	91,634	*	8,578	83,056	*

*	Represents beneficial ownership of less than 1%.
†	Assumes the exercise of the underwriters’ option to purchase additional shares.
‡	The selling stockholder is an affiliate of a broker-dealer. The selling stockholder has represented to us that (i) it purchased the shares in the ordinary course of business, and (ii) at the time of the purchase of the shares, the selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute the shares.
(1)

Includes 14,759,653 shares of common stock held by Artiman Ventures, L.P., 95,372 shares of common stock held by Artiman Ventures Side Fund, L.P. and 192,950 shares of common stock held by Artiman Ventures Side Fund II, L.P. Amit Shah, Yatin Mundkur and Saurabh Srivastava are the Managing Members of, and Tim Wilson is a Managing Partner of, Artiman, L.L.C., the General Partner of the Artiman Ventures entities, and share voting control and investment power over the securities held by Artiman Ventures. Messrs. Shah, Mundkur, Srivastava and Wilson disclaim beneficial ownership of the securities held by Artiman Ventures, except to the extent of their pecuniary interests therein. The address for these entities is 2000 University Avenue, Suite 602, East Palo Alto, CA 94303. See also notes 9 and 10 to this section.
(2)	Includes 14,859,874 shares of common stock held by Partech U.S. Partners IV, LLC, 94,051 shares of common stock held by 45th Parallel, LLC and 39,500 shares of common stock held by PAR SF II LLC. Vincent R. Worms is the managing member of PAR SF II LLC, the managing member of 45th Parallel, LLC and the managing member of 47th Parallel, LLC, which is the managing member of Partech U.S. Partners IV, LLC, and he has voting control and investment power over the securities held by Partech U.S. Partners IV, LLC, 45th Parallel, LLC and PAR SFII LLC. Mr. Worms disclaims beneficial ownership of the securities held by 45th Parallel, LLC and Partech U.S. Partners IV, LLC, except to the extent of his pecuniary interest therein. The address for these entities is 50 California Street, Suite 3200, San Francisco, CA 94111.
(3)	Peter Wendell, A. Tim Guleri, Dave Schwab, Steve Williams, Yunbei “Ben” Yu and Mark Fernandes are the Managing Directors of Sierra Ventures Associates IX, LLC, the sole General Partner of Sierra Ventures IX, L.P., and share voting control and investment power over the securities held by Sierra Ventures IX, L.P. Messrs. Wendell, Guleri, Schwab, Williams, Yu and Fernandes disclaim beneficial ownership of the shares held by Sierra Ventures IX, L.P., except to the extent of their pecuniary interests therein. The address for the selling stockholder is 2884 Sand Hill Road, Suite 100, Menlo Park, CA 94025. See also note 11 to this section.
(4)	Includes 4,533,105 shares of shares of common stock and 94,185 shares of common stock subject to warrants exercisable within 60 days of January 1, 2012. QUALCOMM Incorporated is a public company traded on Nasdaq. Its address is 5775 Morehouse Drive, San Diego, CA 92121.
(5)	Includes 9,433,238 shares of common stock and 107,642 shares of common stock subject to warrants exercisable with in 60 days of January 1, 2012 held by the Steven S. Nasiri Living Trust and 1,502,740 shares of common stock issuable upon the exercise of outstanding options exercisable within 60 days of January 1, 2012. Does not include 531,974 shares of common stock issuable to Steven Nasiri upon the exercise of outstanding options not exercisable within 60 days of January 1, 2012.
(6)	Does not include 90,000 shares of common stock issuable upon the exercise of outstanding options not exercisable within 60 days of January 1, 2012.
(7)	Includes 75,520 shares of common stock issuable upon the exercise of outstanding options exercisable within 60 days of January 1, 2012. Does not include 69,480 shares of common stock issuable upon the exercise of outstanding options not exercisable within 60 days of January 1, 2012.
(8)	Includes 7,500 shares of common stock issuable upon the exercise of outstanding options exercisable within 60 days of January 1, 2012. Does not include 82,500 shares of common stock issuable upon the exercise of outstanding options not exercisable within 60 days of January 1, 2012.
(9)	Includes 5,000 shares of common stock issuable upon the exercise of outstanding options exercisable within 60 days of January 1, 2012. Does not include 15,000 shares of common stock issuable upon the exercise of outstanding options not exercisable within 60 days of January 1, 2012. Amit Shah is a Managing Member of Artiman, LLC, which is the General Partner of the Artiman Ventures entities, and shares voting control and investment power of the securities held by Artiman Ventures with the other Managing Members of Artiman, LLC; however, Mr. Shah disclaims beneficial ownership of the securities held by Artiman Ventures except to the extent of his pecuniary interest therein. See also note 1 to this section.
(10)

Includes 5,000 shares of common stock issuable upon the exercise of outstanding options exercisable within 60 days of January 1, 2012. Does not include 15,000 shares of common stock issuable upon the exercise of outstanding options not exercisable within 60 days of January 1, 2012. Tim Wilson is a Managing Member of Artiman, LLC, which is the General Partner of the Artiman Ventures entities, and shares voting control and investment power of the securities held by Artiman Ventures with the other Managing Members of Artiman, LLC; however, Mr. Wilson disclaims beneficial ownership of the securities held by Artiman Ventures except to the extent of his pecuniary interest therein. See also note 1 to this section.
(11)	Includes 5,000 shares of common stock issuable upon the exercise of outstanding options exercisable within 60 days of January 1, 2012. Does not include 15,000 shares of common stock issuable upon the exercise of outstanding options not exercisable within 60 days of January 1, 2012. Yunbei “Ben” Yu, Ph.D. is a Managing Director of Sierra Ventures Associates IX, LLC, the sole General Partner of Sierra Ventures IX, L.P., and shares voting control and investment power over the securities held by Sierra Ventures IX, L.P. with its other Managing Directors; however, Dr. Yu disclaims beneficial ownership of the securities held by Sierra Ventures IX, L.P. except to the extent of his pecuniary interest therein. See also note 3 to this section.
(12)	Does not include 520,000 shares of common stock issuable upon the exercise of outstanding options not exercisable within 60 days of January 1, 2012.
(13)	Includes 33,749 shares of common stock issuable upon the exercise of outstanding options exercisable within 60 days of January 1, 2012. Does not include 76,251 shares of common stock issuable upon the exercise of outstanding options not exercisable within 60 days of January 1, 2012.
(14)	Although Mahesh Karanth resigned as chief financial officer in June 2010 and Mark Voll resigned as chief financial officer in January 2011, we have included them in this table because they are named executive officers for fiscal year 2011.
(15)	Includes 398,958 shares of common stock and 108,125 shares of common stock issuable upon the exercise of outstanding options exercisable within 60 days of January 1, 2012. Does not include 117,917 shares of common stock issuable upon the exercise of outstanding options not exercisable within 60 days of January 1, 2012.
(16)	Includes 245,833 shares of common stock issuable upon the exercise of outstanding options exercisable within 60 days of January 1, 2012. Does not include 104,167 shares of common stock issuable upon the exercise of outstanding options not exercisable within 60 days of January 1, 2012. Although Joseph Jiang does not currently serve as a named executive officer, we have included him in this table because he is a named executive officer for fiscal year 2011.
(17)	Includes 150,000 shares of common stock and 412,500 shares of common stock issuable upon the exercise of outstanding options exercisable within 60 days of January 1, 2012. Does not include 130,000 shares of common stock issuable upon the exercise of outstanding options not exercisable within 60 days of January 1, 2012.
(18)	Includes 237,500 shares of common stock issuable upon the exercise of outstanding options exercisable within 60 days of January 1, 2012. Does not include 157,500 shares of common stock issuable upon the exercise of outstanding options not exercisable within 60 days of January 1, 2012.
(19)	Includes 2,358,885 shares of common stock issuable upon the exercise of outstanding options exercisable within 60 days of January 1, 2012. Does not include 1,744,371 shares of common stock issuable upon the exercise of outstanding options held by current directors and executive officers not exercisable within 60 days of January 1, 2012.
(20)	Chiu-Lian Yu Huang, Director of Cybernet Venture Capital Corp., has voting control and investment power over the shares held by Cybernet Venture Capital Corp. Its address is 20111 Stevens Creek Blvd. Ste. 150, Cupertino, CA 95014.
(21)	Includes 107,642 shares of common stock subject to warrants exercisable within 60 days of January 1, 2012. Atsuhiko Mizukawa, President of STB Investment Corporation, the general Partner of Macnica Investment Partners, has voting control and investment power over the shares held by Macnica Investment Partners. Its address is 2F, 1-4-13 Kyobashi, Chuo-Ku, Tokyo 104-0031, Japan.
(22)	Includes 94,185 shares of common stock subject to warrants exercisable within 60 days of January 1, 2012. Key Capital Corporation is a wholly owned subsidiary of KeyCorp, a publicly traded company, and its address is c/o Rich Stepnowski, 127 Public Square, 11th Floor, Cleveland, OH 44114.

(23)	Arnold Gia-Shuh Jang, Vice President of Inventec Appliances Corporation, has voting control and investment power over the shares held by Inventec Appliances Corporation. Its address is 37, Wugong 5th Road, Wugu District, New Taipei City, Taiwan.
(24)	DoCoMo Capital, Inc. is a wholly owned subsidiary of NTT DoCoMo, Inc., a company traded publicly in Japan. Its address is 3240 Hillview Avenue, Palo Alto, CA 94304.
(25)	Shares beneficially owned prior to the offering includes 578,387 shares of common stock subject to warrants exercisable within 60 days of January 1, 2012. Shares beneficially owned after the offering includes 523,574 shares of common stock subject to warrants exercisable within 60 days of January 1, 2012. Maurice Werdegar, President and CEO of Venture Lending & Leasing IV, LLC, holds voting control and investment power over the shares held by Venture Lending & Leasing IV, LLC. Mr. Werdegar disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. The selling stockholder’s address is 104 La Mesa Drive, Suite 102, Portola Valley, CA 94028. See also note 26 to this section.
(26)	Shares beneficially owned prior to the offering includes 91,634 shares of common stock subject to warrants exercisable within 60 days of January 1, 2012. Shares beneficially owned after the offering includes 83,056 shares of common stock subject to warrants exercisable within 60 days of January 1, 2012. Maurice Werdegar, President and CEO of Venture Lending & Leasing V, LLC, holds voting control and investment power over the shares held by Venture Lending & Leasing V, LLC. Mr. Werdegar disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. The selling stockholder’s address is 104 La Mesa Drive, Suite 102, Portola Valley, CA 94028. See also note 25 to this section.

DESCRIPTION OF CAPITAL STOCK

General

The following is a summary of the rights of our common stock and preferred stock and of certain provisions of our amended and restated certificate of incorporation and bylaws. For more detailed information, please see our amended and restated certificate of incorporation and bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part.

Our amended and restated certificate of incorporation provides for one class of common stock. In addition, our amended and restated certificate of incorporation authorizes the issuance of shares of undesignated preferred stock, the rights, preferences and privileges of which may be designated from time to time by our board of directors.

Our authorized capital stock consists of 770,000,000 shares, all with a par value of $0.001 per share, of which:

•	750,000,000 shares are designated as common stock; and

•	20,000,000 shares are designated as preferred stock.

As of January 1, 2012, we had outstanding 79,441,492 shares of common stock, held by 132 stockholders of record. As of January 1, 2012, we also had outstanding 78,000 restricted stock units and options to acquire 11,192,324 shares of our common stock with a weighted exercise price of $4.03 per share, in each case held by current and former employees, directors and consultants. In addition, as of January 1, 2012, there were warrants outstanding for the purchase of an aggregate of 1,074,557 shares of common stock with a weighted-average exercise price of $0.64 per share.

Common Stock

Voting Rights

Under our amended and restated certificate of incorporation, each share of common stock entitles the holder to one vote with respect to each matter presented to our stockholders on which the holders of common stock are entitled to vote. Subject to any rights that may be applicable to any then outstanding preferred stock, our common stock votes as a single class on all matters relating to the election and removal of directors on our board of directors and as provided by law. Holders of our common stock do not have cumulative voting rights. Except in respect of matters relating to the election and removal of directors on our board of directors and as otherwise provided in our amended and restated certificate of incorporation or required by law, all matters to be voted on by our stockholders must be approved by a majority of the shares present in person or by proxy at the meeting and entitled to vote on the subject matter. In the case of election of directors, all matters to be voted on by our stockholders must be approved by a plurality of the votes entitled to be cast by all shares of common stock.

Dividends

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our common stock are entitled to share equally, identically and ratably in any dividends that our board of directors may determine to issue from time to time.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of our common stock would be entitled to share ratably in our assets that are legally available for distribution to our stockholders after payment of our debts and other liabilities. If we have any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distribution and/or liquidation preferences. In either such case, we would be required to pay the applicable distribution to the holders of our preferred stock before paying distributions to the holders of our common stock.

Other Rights

Our stockholders have no preemptive, conversion or other rights to subscribe for additional shares. All outstanding shares are, and all shares offered by this prospectus will be, when sold, validly issued, fully paid and nonassessable. The rights, preferences and privileges of the holders of our common stock will be subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.

Preferred Stock

Though we currently have no plans to issue any shares of preferred stock, our board of directors has the authority, without further action by our stockholders, to designate and issue up to 20,000,000 shares of preferred stock in one or more series. Our board of directors may also designate the rights, preferences and privileges of the holders of each such series of preferred stock, any or all of which may be greater than or senior to those granted to the holders of common stock. Though the actual effect of any such issuance on the rights of the holders of common stock will not be known until our board of directors determines the specific rights of the holders of preferred stock, the potential effects of such an issuance include:

•	diluting the voting power of the holders of common stock;

•	reducing the likelihood that holders of common stock will receive dividend payments;

•	reducing the likelihood that holders of common stock will receive payments in the event of our liquidation, dissolution, or winding up; and

•	delaying, deterring or preventing a change-in-control or other corporate takeover.

Registration Rights

Demand Registration Rights

After the completion of this offering, assuming full exercise of the underwriters’ option to purchase additional shares, the holders of approximately 43.6 million shares of our common stock, including shares of our common stock issuable pursuant to warrants and options, will be entitled to certain demand registration rights. At any time, the holders of at least 50% of these shares can, on not more than two occasions, request that we register all or a portion of their shares. Such request for registration must cover that number of shares with an anticipated aggregate offering price of at least $25 million or must cover the registration of at least 25% of such holders’ then outstanding securities subject to demand registration rights. Additionally, we will not be required to effect a demand registration during the period beginning 60 days prior to our good faith estimate of the date of filing and 180 days following the effectiveness of a company-initiated registration statement relating to a public offering of our securities.

Piggyback Registration Rights

After the completion of this offering, assuming full exercise of the underwriters’ option to purchase additional shares, in the event that we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, the holders of approximately 54.8 million shares of our common stock, including shares of our common stock issuable pursuant to certain warrants and options, will be entitled to certain “piggyback” registration rights allowing such holders to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to a registration related to employee benefit plans, debt securities or corporate reorganizations, the holders of these shares are entitled to notice of the registration and have the right, subject to limitations that the underwriters may impose on the number of shares included in the registration, to include their shares in the registration.

Form S-3 Registration Rights

After the completion of this offering, assuming full exercise of the underwriters’ option to purchase additional shares, the holders of approximately 44.2 million shares of our common stock, including shares of our common stock issuable pursuant to certain warrants and options, will be entitled to certain Form S-3 registration rights. The holders of more than 2% of these shares can make a written request that we register their shares of common stock on Form S-3 if we are eligible to file a registration statement on Form S-3 and if the aggregate price to the public of the shares offered is at least $2 million. These holders may make an unlimited number of requests for registration on Form S-3. However, we will not be required to effect a registration on Form S-3 if we have previously effected one such registration in the 12-month period preceding the request for registration.

We will pay the registration expenses of the holders of the shares registered pursuant to the demand, piggyback and Form S-3 registrations described above. In an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares such holders may include.

The demand, piggyback and Form S-3 registration rights described above will expire upon the earlier of (i) five years after the completion of our initial public offering, (ii) with respect to any particular stockholder, the date on which such stockholder can sell all of its shares under Rule 144 of the Securities Act during any 90 day period, or (iii) the time at which such stockholder holds registrable securities constituting less than 1% of our outstanding voting stock.

Anti-Takeover Provisions

Certificate of Incorporation and Bylaws

Our amended and restated certificate of incorporation provides for our board of directors to be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Because our stockholders do not have cumulative voting rights, our stockholders holding a majority of the shares of common stock outstanding will be able to elect all of our directors. Our amended and restated certificate of incorporation and amended and restated bylaws provide that all stockholder actions must be effected at a duly called meeting of stockholders and not by a consent in writing, and that only our board of directors, chairman of the board, chief executive officer or president (in the absence of a chief executive officer) may call a special meeting of stockholders.

Our amended and restated certificate of incorporation and amended and restated bylaws require a 66 2/3% stockholder vote for the removal of a director without cause or the rescission, alteration, amendment or repeal of the bylaws by stockholders, and our amended and restated bylaws require an 80% stockholder vote to amend the provisions of our bylaws relating to the election and classification of directors. The combination of the classification of our board of directors, the lack of cumulative voting and the 66 2/3% and 80% stockholder voting requirements make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

These provisions may have the effect of deterring hostile takeovers or delaying changes in our control or management. These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of us. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts.

Section 203 of the Delaware General Corporation Law

We are subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines business combination to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

Limitations of Liability and Indemnification

See the section titled “Executive Compensation Tables—Limitation of Liability and Indemnification Matters.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

Exchange Listing

Our common stock is listed on the NYSE under the symbol “INVN.”

SHARES ELIGIBLE FOR FUTURE SALE

Future sales of a substantial number of shares of our common stock, including shares issued upon the exercise of outstanding options or warrants, in the public market after this offering, or the possibility of these sales occurring, could cause the prevailing market price for our common stock to fall or impair our ability to raise equity capital in the future. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale.

Upon the completion of this offering, a total of 80,079,883 shares of common stock will be outstanding, based on (i) 79,441,492 shares of common stock outstanding as of January 1, 2012, (ii) 63,391 shares of common stock issued subsequent to January 1, 2012 upon the net exercise of warrants outstanding as of January 1, 2012, which shares will be sold in the offering by certain selling stockholders, and (iii) 575,000 shares to be sold by us in the offering, and assuming full exercise of the underwriters’ option to purchase additional shares. Of these shares, all 7,475,000 shares of common stock sold in this offering by us and the selling stockholders and all 11,500,000 shares of common stock sold in our initial public offering will be freely tradable in the public market without restriction or further registration under the Securities Act, unless these shares are held by “affiliates,” as that term is defined in Rule 144 under the Securities Act. The remaining 61,104,883 shares of common stock will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration, including the exemptions provided by Rules 144 or 701 under the Securities Act, which are summarized below.

Under the lock-up and market stand-off agreements described below and the provisions of Rules 144 and 701 under the Securities Act, and assuming no extension of the applicable lock-up periods, these restricted securities will be available for sale in the public market as follows:

•	no shares of our common stock will be eligible for immediate sale on the date of this prospectus;

•

11,875,853 shares of our common stock will be eligible for sale at various times after May 13, 2012, the date on which the lock-up and market stand-off agreements related to our initial public offering expire; and

•	49,229,030 shares will be eligible for sale upon expiration of the lock-up agreements described below 90 days after the date of this prospectus.

Rule 144

In general, under Rule 144 as currently in effect, a person who is not deemed to have been one of our “affiliates” for purposes of the Securities Act at any time during 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our “affiliates,” then such person is entitled to sell such shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up agreements described below, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately 800,799 shares immediately after this offering; or

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

In general, under Rule 701, certain of our current or former employees, directors, officers, consultants or advisors who acquired unregistered shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of the offering are eligible to resell such shares in reliance upon Rule 144. If such a person is an affiliate, the sale may be made under Rule 144 without compliance with its one-year minimum holding period, but subject to the other Rule 144 restrictions.

As of January 1, 2012, 7,659,157 shares of our outstanding common stock had been issued in reliance on Rule 701 and Regulation S under, and Section 4(2) of, the Securities Act as a result of exercises of stock options and stock awards.

Lock-Up and Market Stand-Off Agreements

In connection with our initial public offering, we and all of our directors and officers, as well as the other holders of substantially all shares of our common stock outstanding immediately prior to our initial public offering, agreed that, without the prior written consent of Goldman, Sachs & Co. and Morgan Stanley & Co. LLC on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of the initial public offering:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock;

•	file any registration statement with the SEC relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock,

whether any transaction described above is to be settled by delivery of shares of our common stock or such other securities, in cash or otherwise.

The 180-day restricted period described above will expire on May 13, 2012, and will be extended if:

•	during the last 17 days of the restricted period, we issue an earnings release or material news or a material event relating to us occurs; or

•

prior to the expiration of the restricted period, we announce that we will release earnings results during the 15-day period following the last day of the applicable restricted period, in which case, the restrictions described above will, subject to limited exceptions, continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

In addition to the lock-up agreements related to our initial public offering, in connection with this offering, we and the selling stockholders, agreed that, without the prior written consent of Goldman, Sachs & Co. and Morgan Stanley & Co. LLC on behalf of the underwriters, we and they will not, during the period ending 90 days after the date of this offering, offer, sell, or transfer any shares of common stock, other than shares of common stock to be sold in the offering by the selling stockholders, subject to specified exceptions and a possible extension under certain circumstances beyond the end of such 90-day period after the date of this prospectus.

Registration Rights

Assuming full exercise of the underwriters’ option to purchase additional shares, upon completion of this offering, the holders of approximately 54.8 million shares of common stock, including shares of common stock issuable pursuant to certain warrants and options, or their transferees, will be entitled to various rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. See “Description of Capital Stock—Registration Rights” for additional information.

Registration Statements

On November 17, 2011, we filed a registration statement on Form S-8 under the Securities Act to register all of the shares of our common stock subject to options outstanding or reserved for issuance under our stock plans. This registration statement became effective immediately upon filing, and shares covered by this registration statement were thereupon eligible for sale in the public markets, subject to vesting restrictions, the lock-up agreements related to our initial public offering and Rule 144 limitations applicable to affiliates. For a more complete discussion of our equity compensation plans, see “Executive Compensation—Employee Benefit and Stock Plans.”

MATERIAL U.S. FEDERAL TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a summary of the material U.S. federal income tax consequences applicable to non-U.S. holders (as defined below) with respect to the ownership and disposition of shares of our common stock, but does not purport to be a complete analysis of all potential tax considerations related thereto. This summary is based on current provisions of the Internal Revenue Code of 1986, as amended, final, temporary or proposed Treasury regulations promulgated thereunder, administrative rulings and judicial opinions, all of which are subject to change, possibly with retroactive effect. We have not sought any ruling from the U.S. Internal Revenue Service, or the IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

This summary is limited to non-U.S. holders who purchase our common stock issued pursuant to this offering and who hold shares of our common stock as capital assets (within the meaning of Section 1221 of the Internal Revenue Code).

This discussion does not address all aspects of U.S. federal income taxation that may be important to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances, nor does it address any aspects of U.S. federal estate or gift tax laws or tax considerations arising under the laws of any non-U.S., state or local jurisdiction. This discussion also does not address tax considerations applicable to a non-U.S. holder subject to special treatment under the U.S. federal income tax laws, including without limitation:

•	banks, insurance companies or other financial institutions;

•	partnerships or other pass-through entities;

•	tax-exempt organizations;

•	tax-qualified retirement plans;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	U.S. expatriates and certain former citizens or long-term residents of the United States;

•	controlled foreign corporations;

•	passive foreign investment companies;

•	persons that own, or have owned, actually or constructively, more than 5% of our common stock; and

•	persons that will hold common stock as a position in a hedging transaction, “straddle” or “conversion transaction” for tax purposes.

Accordingly, we urge prospective investors to consult with their own tax advisors regarding the U.S. federal, state, local and non-U.S. income and other tax considerations of acquiring, holding and disposing of shares of our common stock.

If a partnership (or entity classified as a partnership for U.S. federal income tax purposes) is a beneficial owner of our common stock, the tax treatment of a partner in the partnership (or member in such other entity) will generally depend upon the status of the partner and the activities of the partnership. Any partner in a partnership holding shares of our common stock should consult its own tax advisors.

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, NON-U.S. OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Definition of Non-U.S. Holder

In general, a “non-U.S. holder” is any beneficial owner of our common stock that is not a U.S. person. A “U.S. person” is any of the following:

•	an individual citizen or resident of the United States;

•	a corporation created or organized in or under the laws of the United States or any political subdivision thereof (or entity treated as such for U.S. federal income tax purposes);

•	an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•

a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) it has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

Distributions on Our Common Stock

As described in the section titled “Dividend Policy,” we currently do not anticipate paying dividends on our common stock in the foreseeable future. If, however, we make cash or other property distributions on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current earnings and profits for that taxable year or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and will first be applied against and reduce a holder’s adjusted tax basis in our common stock, but not below zero. Any excess will be treated as gain realized on the sale or other disposition of our common stock and will be treated as described under the section titled “—Gain on Sale or Other Disposition of Our Common Stock” below.

Dividends paid to a non-U.S. holder of our common stock generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends, or such lower rate specified by an applicable income tax treaty. To receive the benefit of a reduced treaty rate, a non-U.S. holder must furnish to us or our paying agent a valid IRS Form W-8BEN (or applicable successor form) certifying, under penalties of perjury, such holder’s qualification for the reduced rate. This certification must be provided to us or our paying agent prior to the payment of dividends and must be updated periodically.

If a non-U.S. holder holds our common stock in connection with the conduct of a trade or business in the United States, and dividends paid on our common stock are effectively connected with such holder’s U.S. trade or business (and, if required by an applicable income tax treaty, are attributable to a permanent establishment maintained by the non-U.S. holder in the United States), the non-U.S. holder will be exempt from the aforementioned U.S. federal withholding tax. To claim the exemption, the non-U.S. holder must furnish to us or our paying agent a properly executed IRS Form W-8ECI (or applicable successor form).

Such effectively connected dividends generally will be subject to U.S. federal income tax on a net income basis at the regular graduated U.S. federal income tax rates in the same manner as if such holder were a resident of the United States. A non-U.S. holder that is a non-U.S. corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of a portion of its effectively connected earnings and profits for the taxable year. Non-U.S. holders should consult any applicable income tax treaties that may provide for different rules.

A non-U.S. holder that claims exemption from withholding or the benefit of an applicable income tax treaty generally will be required to satisfy applicable certification and other requirements prior to the distribution date. Non-U.S. holders that do not timely provide us or our paying agent with the required certification may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty or applicability of other exemptions from withholding.

Gain on Sale or Other Disposition of Our Common Stock

Subject to the discussion below regarding backup withholding, a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•

the gain is effectively connected with a trade or business carried on by the non-U.S. holder in the United States and, if required by an applicable income tax treaty, the gain is attributable to a permanent establishment of the non-U.S. holder maintained in the United States;

•	the non-U.S. holder is an individual present in the United States for 183 days or more in the taxable year of disposition and certain other requirements are met; or

•

we are or have been a U.S. real property holding corporation, or a USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition and the non-U.S. holder’s holding period for our common stock, and our common stock has ceased to be traded on an established securities market prior to the beginning of the calendar year in which the sale or other disposition occurs. The determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our other trade or business assets and our foreign real property interests.

We believe we currently are not, and we do not anticipate becoming, a USRPHC for U.S. federal income tax purposes.

Gain described in the first bullet point above will be subject to U.S. federal income tax on a net income basis at regular graduated U.S. federal income tax rates generally in the same manner as if such holder were a resident of the United States. A non-U.S. holder that is a non-U.S. corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of a portion of its effectively connected earnings and profits for the taxable year. Non-U.S. holders should consult any applicable income tax treaties that may provide for different rules.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a flat 30% rate (or such lower rate specified by an applicable income tax treaty) but may be offset by U.S. source capital losses (even though the individual is not considered a resident of the United States), provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses. Non-U.S. holders should consult any applicable income tax treaties that may provide for different rules.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to, and the tax withheld with respect to, each non-U.S. holder. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established. Backup withholding, currently at a 28% rate, generally will not apply to distributions to a non-U.S. holder of our common stock provided the non-U.S. holder furnishes to us or our paying agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN or IRS Form W-8ECI, or certain other requirements are met. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a U.S. person that is not an exempt recipient.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

New Legislation Relating to Foreign Accounts

Newly enacted legislation may impose withholding taxes on certain types of payments made to “foreign financial institutions”, as specially defined under such rules, and certain other non-U.S. entities after December 31, 2012. The legislation imposes a 30% withholding tax on dividends on, or gross proceeds from the sale or other disposition of, our common stock paid to a foreign financial institution unless the foreign financial institution enters into an agreement with the U.S. Treasury to, among other things, undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements. In addition, the legislation imposes a 30% withholding tax on the same types of payments to a foreign non-financial entity unless the entity certifies that it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner. Prospective investors should consult their tax advisors regarding this legislation.

UNDERWRITING

We, the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. and Morgan Stanley & Co. LLC are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.	2,405,000
Morgan Stanley & Co. LLC	2,405,000
Piper Jaffray & Co.	422,500
Robert W. Baird & Co. Incorporated	422,500
Roth Capital Partners LLC	422,500
ThinkEquity LLC	422,500

Total	6,500,000

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional 975,000 shares from us and selling stockholders to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by us and the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 75,000 additional shares from us and 900,000 additional shares from the selling stockholders.

Paid by Us	No Exercise	Full Exercise
Per Share	$0.66825	$0.66825
Total	$334,125	$384,244

Paid by the Selling Stockholders	No Exercise	Full Exercise
Per Share	$0.66825	$0.66825
Total	$4,009,500	$4,610,925

Shares sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $0.40095 per share from the public offering price set forth on the cover of this prospectus. After the first offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

In connection with our initial public offering, holders of substantially all of our securities then outstanding, including our directors and the selling stockholders in such offering, entered into and are subject to lock-up agreements that, subject to certain exceptions, prohibit them from disposing of or hedging any of their common stock or securities convertible into or exchangeable for shares of common stock until May 13, 2012 without the prior written consent of Goldman, Sachs & Co. and Morgan Stanley & Co. LLC on behalf of the underwriters.

In connection with this offering, we and the selling stockholders holding, have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 90 days after the date of this prospectus, except with the prior written consent of the representatives. This agreement does not apply to any existing employee benefit plans. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

The 90-day restricted period described in the preceding paragraph will be automatically extended if (1) during the last 17 days of the 90-day restricted period we issue an earnings release or announce material news or a material event or (2) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results or during the 15-day period following the last day of the 90-day period, in which case the restrictions described above will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

We may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. In connection with those derivatives, the third parties may sell securities covered by this prospectus, including in short sale transactions. If so, the third party may use securities pledged by us or borrowed from us or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from us in settlement of those derivatives to close out any related open borrowings of stock. The third party in such sale transactions will be an underwriter or will be identified in a post-effective amendment.

Except for Roth Capital Partners LLC, all of the underwriters in this offering were underwriters in our initial public offering.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that, with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date), it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d)	in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32,

Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

We and the selling stockholders estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $525,000. We will pay all such expenses.

We and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the issuer, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

LEGAL MATTERS

The validity of our common stock offered by this prospectus will be passed upon for us and the selling stockholders by Morrison & Foerster LLP, San Francisco, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Wilson Sonsini Goodrich & Rosati Professional Corporation, Palo Alto, California.

EXPERTS

The consolidated financial statements as of March 28, 2010 and April 3, 2011, and for each of the three years in the period ended April 3, 2011 included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion on the consolidated financial statements and includes an explanatory paragraph relating to the adoption of Financial Accounting Standard Board’s Accounting Standard Codification Topic 815-40). Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to this offering of our common stock. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some items of which are contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits and the financial statements and notes filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement is this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The exhibits to the registration statement should be referenced for the complete contents of these contracts and documents. You may obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

We are subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, are required to file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information are available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above. We also maintain a website at http://www.invensense.com. You may access our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not part of this prospectus.

InvenSense, Inc.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of InvenSense, Inc.

We have audited the accompanying consolidated balance sheets of InvenSense, Inc. and subsidiaries (the “Company”) as of March 28, 2010, and April 3, 2011, and the related consolidated statements of operations, stockholders’ equity, and comprehensive income, and cash flows for each of the three years in the period ended April 3, 2011. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of InvenSense, Inc. and subsidiaries, at March 28, 2010 and April 3, 2011 and the results of their operations and their cash flows for each of the three years in the period ended April 3, 2011, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Notes 1 and 6 to the consolidated financial statements, effective March 30, 2009, the Company adopted the provisions of the Financial Accounting Standards Board’s Accounting Standards Codification Topic 815-40 “Contracts in Entity’s Own Equity” and changed its method of accounting for its preferred stock warrants.

/s/ Deloitte & Touche LLP

San Jose, California

May 20, 2011

(February 9, 2012, as to Note 8)

InvenSense, Inc.

Consolidated Balance Sheets

(In thousands, except par value)

	March 28, 2010	April 3, 2011	Jan. 1, 2012
			(unaudited)
Assets
Current assets:
Cash and cash equivalents	$22,394	$28,795	$130,127
Short-term investments	12,875	9,280	9,516
Accounts receivable	5,201	9,765	10,245
Inventories	4,312	15,208	16,059
Prepaid expenses and other current assets	3,255	2,249	2,930

Total current assets	48,037	65,297	168,877
Property and equipment, net	3,187	3,492	3,912
Restricted time deposit	238	194	188
Other assets	2,988	1,763	3,135

Total assets	$54,450	$70,746	$176,112

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$3,481	$6,687	$4,594
Accrued liabilities	3,322	4,307	6,944
Advances from customer	4,016	—	—

Long-term debt — current portion	345	18	27
Total current liabilities	11,164	11,012	11,565
Long-term debt	4	16	29
Preferred stock warrants liability	7,852	—	—
Other long-term liabilities	430	577	2,690

Total liabilities	19,450	11,605	14,284
Commitments and contingencies (note 5)
Stockholders’ equity:
Preferred stock:
Preferred stock, $0.001 par value — 20,000 shares authorized, no shares issued and outstanding at January 1, 2012, no shares authorized, issued and outstanding at April 3, 2011	—	—	—
Convertible preferred stock:
Series A convertible preferred stock, $0.001 par value — 8,060 shares authorized, 8,000 shares issued and outstanding (aggregate liquidation value of $8,000) at March 28, 2010 and April 3, 2011; no shares issued and outstanding at January 1, 2012	7,970	9,019	—
Series B convertible preferred stock, $0.001 par value — 6,566 shares authorized, 5,920 shares issued and outstanding (aggregate liquidation value of $11,000) at March 28, 2010 and April 3, 2011; no shares issued and outstanding, at January 1, 2012	11,513	22,341	—
Series C convertible preferred stock, $0.001 par value — 15,510 shares authorized, 15,510 shares issued and outstanding (aggregate liquidation value of $19,000) at March 28, 2010 and April 3, 2011; no shares issued and outstanding at January 1, 2012	18,881	18,881	—
Common stock:
Common stock, $0.001 par value — 82,000 shares authorized, 17,056 shares issued and outstanding at March 28, 2010, 18,005 shares issued and outstanding at April 3, 2011, 750,000 shares authorized, and 79,441 shares issued and outstanding at January 1, 2012	2,855	5,762	127,631
Accumulated other comprehensive income (loss)	(9)	1	5
Retained earnings (deficit)	(6,210)	3,137	34,192

Total stockholders’ equity	35,000	59,141	161,828

Total liabilities and stockholders’ equity	$54,450	$70,746	$176,112

See accompanying notes to the consolidated financial statements.

InvenSense, Inc.

Consolidated Statements of Operations

(In thousands, except per share data)

	Year Ended			Three Months Ended		Nine Months Ended
	March 29, 2009	March 28, 2010	April 3, 2011	Dec. 26, 2010	Jan. 1, 2012	Dec. 26, 2010	Jan. 1, 2012
					(unaudited)
Net revenue	$29,025	$79,556	$96,547	$27,170	$41,229	$72,695	$119,890
Cost of revenue	15,548	36,073	43,647	11,827	18,538	33,014	52,919

Gross profit	13,477	43,483	52,900	15,343	22,691	39,681	66,971
Operating expenses:
Research and development	8,545	13,085	15,826	3,792	4,758	11,380	14,099
Selling, general and administrative	4,632	8,427	15,596	4,863	4,427	11,478	12,836

Total operating expenses	13,177	21,512	31,422	8,655	9,185	22,858	26,935

Income from operations	300	21,971	21,478	6,688	13,506	16,823	40,036
Other income (expense):
Change in fair value of warrant liabilities	—	(6,363)	(4,025)	—	—	(4,025)	—
Other income (expense), net	(66)	(67)	31	(16)	(43)	(1)	166

Other income (expense)— net	(66)	(6,430)	(3,994)	(16)	(43)	(4,026)	166

Income before income taxes	234	15,541	17,484	6,672	13,463	12,797	40,202
Income tax provision	38	399	8,137	1,955	2,887	5,998	9,147

Net income	196	15,142	9,347	4,717	10,576	6,799	31,055
Net income allocable to preferred stockholders	196	12,150	7,716	3,684	5,157	5,631	20,618

Net income attributable to common stockholders	$—	$2,992	$1,631	$1,033	$5,419	$1,168	$10,437

Basic	$—	$0.18	$0.09	$0.06	$0.11	$0.07	$0.36

Diluted	$—	$0.17	$0.08	$0.05	$0.10	$0.06	$0.34

Weighted average shares outstanding in computing net income per share attributable to common stockholders:
Basic	15,430	16,542	17,592	17,815	49,890	17,575	28,770

Diluted	17,519	20,867	22,202	22,281	55,294	22,144	33,591

Pro forma net income per share of common stock (unaudited):
Basic			$0.14		$0.14		$0.44

Diluted			$0.13		$0.13		$0.41

Weighted average shares outstanding pro forma
Basic			67,903		74,541		70,976

Diluted			74,079		80,387		76,679

See accompanying notes to the consolidated financial statements.

InvenSense, Inc.

Consolidated Statements of Stockholders’ Equity and Comprehensive Income

(In thousands, except per share amounts)

	Preferred Stock		Convertible Preferred Stock		Common Stock		Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Accumulated Deficit)		Total
	Shares	Amount	Shares	Amount	Shares	Amount
Balance—March 30, 2008	—	$—	20,573	$28,370	14,714	$616	$—	$(20,887)	$8,099

Issuance of common stock from exercise of stock options					1,106	124			124
Stock compensation relating to stock options issued						510			510
Issuance of Series C convertible preferred stock at $1.225 per share (net of issuance costs of $28)			8,858	10,822					10,822
Net income								196	196	$196

Comprehensive income for the fiscal year										$196

Balance—March 29, 2009	—	$—	29,431	$39,192	15,820	$1,250	$—	$(20,691)	$19,751

Reclassification of warrants from equity to liability upon adoption of FASB ASC 815-40-15 (see Note 1)				(828)				(661)	(1,489)
Issuance of common stock from exercise of stock options					1,210	299			299
Issuance of common stock for services					26	78			78
Stock compensation relating to stock options issued to consultants						33			33
Stock compensation relating to stock options issued to employees						1,195			1,195
Unrealized loss on available for sale investments							(9)		(9)	$(9)
Net income								15,142	15,142	15,142

Comprehensive income for the fiscal year										$15,133

Balance—March 28, 2010	—	$—	29,431	$38,364	17,056	$2,855	$(9)	$(6,210)	$35,000

Reclassification of warrants from liability to equity (see Note 1)				11,877					11,877
Issuance of common stock from exercise of stock options					949	717			717
Stock compensation relating to stock options issued to consultants						128			128
Stock compensation relating to stock options issued to employees						2,062			2,062
Unrealized gain on available for sale investments							10		10	$10
Net income								9,347	9,347	9,347

Comprehensive income for the fiscal year										$9,357

Balance—April 3, 2011	—	$—	29,431	$50,241	18,005	$5,762	$1	$3,137	$59,141

Issuance of common stock upon initial public offering, net of offering costs and underwriter commission (Unaudited)					10,000	67,653			67,653
Issuance of preferred stock from exercise of stock warrants (Unaudited)			269	499					499
Conversion of preferred stock to common stock upon initial public offering stock option (Unaudited)			(29,700)	$(50,740)	50,999	50,740
Issuance of common stock from exercise of stock option (Unaudited)					437	969			969
Stock compensation relating to stock options issued to consultants (Unaudited)						14			14
Stock compensation relating to stock options issued to employees (Unaudited)						2,493			2,493
Unrealized gain on available for sale Investments (Unaudited)							4		4	$4
Net income (Unaudited)								31,055	31,055	31,055

Comprehensive income for the fiscal period (Unaudited)										$31,059

Balance—January 1, 2012 (Unaudited)	—	$—	—	$—	79,441	$127,631	$5	$34,192	$161,828

See accompanying notes to the consolidated financial statements.

InvenSense, Inc.

Consolidated Statements of Cash Flows

(in thousands)

	Year Ended			Nine Months Ended
	March 29, 2009	March 28, 2010	April 3, 2011	Dec. 26, 2010	Jan. 1, 2012
				(unaudited)
Cash flows from operating activities:
Net income	$196	$15,142	$9,347	$6,799	$31,055
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation and amortization	526	1,754	1,778	1,329	1,465
Loss (gain) on disposal of property and equipment	147	1	91	74	(160)
Amortization of debt discount to interest expense	51	13	—	–	—
Stock-based compensation expense	510	1,306	2,190	1,642	2,507
Change in fair value of warrant liability	—	6,363	4,025	4,025	—
Deferred income tax assets	—	(1,832)	489	393	175
Write-off of deferred offering costs	—	—	1,388	1,388	—
Changes in operating assets and liabilities:
Accounts receivable	(7,047)	(3,430)	(4,564)	(4,661)	(536)
Inventories	(3,748)	266	(10,896)	(6,571)	(851)
Prepaid expenses and other current assets	(338)	(1,526)	390	341	(585)
Other assets	(312)	173	(805)	(358)	(1,603)
Accounts payable	2,735	(370)	3,351	(1,707)	(2,297)
Accrued liabilities	663	2,318	1,124	2,215	4,393
Advances from customer	6,594	—	(16)	(16)	—

Net cash (used in) provided by operating activities	(23)	20,178	7,892	4,893	33,563

Cash flows from investing activities:
Purchase of property and equipment	(1,651)	(2,244)	(2,176)	(2,001)	(1,669)
Proceeds from the sale of property and equipment	—	—	—	—	188
Sale of available for sale investments	—	—	15,675	141	7,793
Purchase of available for sale investments	—	(14,898)	(10,062)	(5,233)	(8,025)
Changes in restricted time deposits	(64)	(114)	60	(88)	—

Net cash provided by (used in) investing activities	(1,715)	(17,256)	3,497	(7,181)	(1,713)

Cash flows from financing activities:
Proceeds from initial public offering net of underwriting commissions	—	—	—	—	69,750
Net proceeds from issuance of preferred stock	10,822	—	—	—	499
Proceeds from issuance of common stock	124	299	717	582	969
Offering costs	—	—	(1,388)	(1,388)	(1,717)
Proceeds from long-term debt and capital lease obligations	5	5	43	43	—
Payments of long-term debt and capital lease obligations	(1,626)	(778)	(360)	(353)	(19)
Payment of credit borrowings	(290)	—	—	—	—
Proceeds from refundable customer advances	4,000	—	—	—	—
Refund from refundable customer advances	—	—	(4,000)	(4,000)	—

Net cash provided by (used in) financing activities	13,035	(474)	(4,988)	(5,116)	69,482

Net increase (decrease) in cash and cash equivalents	11,297	2,448	6,401	(7,404)	101,332
Cash and cash equivalents:
Beginning of period	$8,649	$19,946	$22,394	$22,394	$28,795

End of period	$19,946	$22,394	$28,795	$14,990	$130,127

Supplemental disclosures of cash flow information:
Cash paid for interest	$215	$94	$16	$16	$22

Cash paid for income taxes	$2	$1,874	$7,735	$6,235	$6,586

Noncash investing and financing activities:
Unpaid accounts payable for property and equipment purchased	$150	$144	$278	$261	$204

Unrealized gain (loss) from available for sale investments	$—	$(9)	$10	$24	$4

Fixed assets acquired under capital leases	$5	$5	$43	$43	$40

Non-cash settlement of advances from customers	$2,201	$4,393	$—	$—	$—

Unpaid deferred offering costs	$—	$—	$23	$21	$357

Reclassification of warrants from liabilities to equity	$—	$—	$11,877	$11,877	$—

See accompanying notes to the consolidated financial statements.

InvenSense, Inc.

Notes to Consolidated Financial Statements

(Amounts as of January 1, 2012 and for the three and nine months ended December 26, 2010 and January 1, 2012 are unaudited)

1.	Organization and Summary of Significant Accounting Policies

Business

InvenSense, Inc. (“the Company”) was incorporated in California in June 2003 and reincorporated in Delaware in January 2004. The Company designs, develops, markets and sells MEMS gyroscopes for motion processing solutions in consumer electronics and is dedicated to bringing the best-in-class size, performance and cost solutions to market. Targeting applications in video gaming devices, smartphones, tablet devices, digital still and video cameras, smart TVs, 3D mice, wearable health and fitness monitors, Optical Image Stabilization, and portable navigation devices, the Company delivers leading generation of motion processing solutions based on its advanced multi-axis gyroscope technology.

Certain Significant Business Risks and Uncertainties

The Company participates in the high-technology industry and believes that adverse changes in any of the following areas could have a material effect on the Company’s future financial position, results of operations, or cash flows: reliance on a limited number of primary customers to support the Company’s historical revenue generating activities; advances and trends in new technologies and industry standards; market acceptance of the Company’s products; development of sales channels; strategic relationships, including key component suppliers; litigation or claims against the Company based on intellectual property, patent, product, regulatory, or other factors; and the Company’s ability to attract and retain employees necessary to support its growth.

Basis of Consolidation

The consolidated financial statements include the accounts of InvenSense, Inc. (a Delaware corporation) and subsidiaries, InvenSense International, Inc. (Cayman Islands), InvenSense Taiwan Co., Ltd. (Taiwan), InvenSense Taiwan Sales Co., Ltd. (Taiwan), InvenSense G.K. (Japan), InvenSense Korea, Ltd. (Republic of Korea) InvenSense International FZE (United Arab Emirates) and InvenSense Hong Kong Holding Limited (Hong Kong). InvenSense Taiwan Co., Ltd. personnel are primarily engaged in product testing, and the remaining foreign subsidiaries’ personnel primarily provide sales support to the Cayman Islands entity.

The Company incorporated “InvenSense International FZE” in Dubai under the laws of the United Arab Emirates on March 17, 2010, and $0.3 million of capital was invested on April 23, 2010. InvenSense International, Inc. was founded on May 26, 2010 under the laws of the Cayman Islands, and $2.5 million of capital was invested on August 11, 2010. Both companies are wholly owned subsidiaries of InvenSense, Inc. and have been established in connection with the expansion of the Company’s international operations.

All intercompany transactions and balances have been eliminated upon consolidation. The functional currency of each of the Company’s subsidiaries is the U.S. dollar. Foreign currency gains or losses are recorded as other expenses, net in the consolidated statements of income. During the fiscal years ended March 29, 2009 and March 28, 2010 foreign currency losses were $12,000 and $8,000, respectively. During the fiscal year ended April 3, 2011, foreign currency gains were $24,000. Foreign currency losses for the three and nine months ended December 26, 2010 were $39,000 and $50,000, respectively. The Company had foreign currency losses of $25,000 and gains of $6,000 for the three and nine months ended January 1, 2012, respectively.

InvenSense, Inc.

Notes to Consolidated Financial Statements—(Continued)

(Amounts as of January 1, 2012 and for the three and nine months ended

December 26, 2010 and January 1, 2012 are unaudited)

Fiscal Year

The Company’s fiscal year is a 52 or 53 week period ending on the Sunday closest to March 31. The Company’s three most recent fiscal years ended on March 29, 2009, March 28, 2010 and April 3, 2011, respectively. The third fiscal quarter in each of the two most recent fiscal years ended on December 26, 2010 (“three months ended December 26, 2010”) and January 1, 2012 (“three months ended January 1, 2012”), respectively. Hereafter, reference to “March 2009,” “March 2010”, “April 2011”, “December 2010” and “January 2012” will denote those period-end dates and “Fiscal 2009,” “Fiscal 2010” and “Fiscal 2011” will refer to the 52 or 53 week periods that ended on the referenced dates. Fiscal 2009 and Fiscal 2010 comprised 52 weeks, while Fiscal 2011 comprised 53 weeks.

Unaudited Interim Financial Information

The accompanying interim consolidated balance sheet as of January 2012, the interim consolidated statements of operations for the three and nine months ended December 2010 and January 2012 and the interim consolidated statement of cash flows and the interim consolidated statement of stockholders’ equity and comprehensive income for the nine months ended January 2012 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company’s financial position as of January 2012 and the results of operations for the periods ended December 2010 and January 2012 and cash flows for the period ended January 2012. The financial data and other information disclosed in these notes to the consolidated financial statements related to the three and nine month periods are unaudited. The results of operations for periods ended January 2012 is not necessarily indicative of the results to be expected for the fiscal year ending April 2012 or for any future year or interim period.

Use of Estimates

The preparation of the Company’s consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Significant estimates included in the financial statements include inventory valuation, preferred stock warrant valuation, warranty reserves, valuation allowance for recorded deferred tax assets and valuation of common and convertible preferred stock. These estimates are based upon information available as of the date of the consolidated financial statements, and actual results could differ from those estimates.

Cash Equivalents

The Company considers all highly liquid instruments acquired with an original maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents are stated at cost, which approximates their fair value.

InvenSense, Inc.

Notes to Consolidated Financial Statements—(Continued)

(Amounts as of January 1, 2012 and for the three and nine months ended

December 26, 2010 and January 1, 2012 are unaudited)

Restricted Time Deposits

Restricted time deposits at March 2010, April 2011 and January 2012 include $0.2 million, $0.2 million and $0.2 million, respectively, of restricted cash held in a certificate of deposit as security deposit for a facility lease, in addition to rental deposits held by the Company’s lessor at one of its international facilities.

Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount, net of allowances for doubtful accounts and sales returns and allowances. The allowance for doubtful accounts is based on the Company’s assessment of the collectability of customer accounts. The Company regularly reviews the need for an allowance by considering factors such as historical experience, credit quality, the age of the accounts receivable balances and current economic conditions that may affect a customer’s ability to pay. As a result of the Company’s favorable collection experience and customer concentration, no allowance for doubtful accounts was necessary at March 2010, April 2011 or January 2012. The reserve for sales returns and allowances is based on specific criteria including agreements to provide rebates and other factors known at the time, as well as estimates of the amount of goods shipped that will be returned. To determine the adequacy of the sales returns and allowances, the Company analyzes historical experience of actual returns as well as current product return information. During Fiscal 2009, Fiscal 2010, Fiscal 2011 and the three and nine months ended January 1, 2012, the Company incurred charges related to its reserve for sales returns and allowances of $0, $193,000, $428,000, $68,000 and $132,000, respectively. At March 2010, April 2011 and January 2012, the balances for the reserve for sales returns and allowances were $193,000, $85,000 and $68,000, respectively.

Segment Information

The Company operates in one operating segment by designing, developing, manufacturing and marketing linear and mixed-signal integrated circuits. The Chief Executive Officer has been identified as the Chief Operating Decision Maker as defined by Financial Accounting Standards Board’s Accounting Standards Codification (“ASC”) 280 “Segment Reporting”. Enterprise-wide information is provided in accordance with ASC 280. Geographical revenue information is based on customers’ ship-to location. Long-lived assets consist of property and equipment. Property and equipment information is based on the physical location of the assets at the end of each fiscal period.

Long-lived assets by country were as follows:

Country	March 2010	April 2011	January 2012
			(unaudited)
	(in thousands)
Taiwan	$2,028	$2,309	$2,848
Thailand	163	—	—
United States	945	1,137	1,033
Other	51	46	31

	$3,187	$3,492	$3,912

InvenSense, Inc.

Notes to Consolidated Financial Statements—(Continued)

(Amounts as of January 1, 2012 and for the three and nine months ended

December 26, 2010 and January 1, 2012 are unaudited)

Net revenues from unaffiliated customers by geographic region were as follows:

				Three Months Ended		Nine Months Ended
Region	Fiscal 2009	Fiscal 2010	Fiscal 2011	December 26, 2010	January 1, 2012	December 26, 2010	January 1, 2012
				(unaudited)
	(in thousands)
Asia	$28,520	$79,036	$94,768	$26,553	$39,313	$71,179	$108,722
North America	264	448	792	426	1,791	748	10,887
Europe	92	57	987	191	125	768	281
Rest of World	149	15	–	–	–	–	–

	$29,025	$79,556	$96,547	$27,170	$41,229	$72,695	$119,890

Available for Sale Investments

Available for sale investments consist of securities with original maturities between three and thirteen months. Investments which have maturities exceeding twelve months beyond the balance sheet date are classified as long-term investments in the Company’s consolidated balance sheets. The Company’s investments are classified as available for sale since the sale of these investments may be required prior to their stated maturity to implement management’s liquidity-related strategies. Available for sale securities are carried at fair value with temporary unrealized gains and losses, net of taxes, reported as a component of stockholders’ equity. During Fiscal 2010 and Fiscal 2011, the Company recorded $9,000 in unrealized losses and $10,000 in unrealized gains, respectively, as a component of comprehensive income related to available for sale investments. During the three and nine months ended December 26, 2010 and the three and nine months ended January 1, 2012, the Company recorded $8,000 of unrealized loss and $24,000, $0 and $4,000, respectively, in unrealized gains as a component of comprehensive income related to available for sale investments.

Available for sale investments are considered to be impaired when a decline in fair value is judged to be other than temporary. The Company considers available quantitative and qualitative evidence in evaluating potential impairment of its investments on a quarterly basis. If the cost of an investment exceeds its fair value, management evaluates, among other factors, general market conditions, the duration and extent to which the fair value is less than cost, and the Company’s intent and ability to hold the investment. Once a decline in fair value is determined to be other than temporary, an impairment charge is recorded and a new cost basis in the investment is established. During Fiscal 2009, Fiscal 2010, Fiscal 2011, the three and nine months ended December 26, 2010 and the three and nine months ended January 1, 2012, the Company did not incur any other than temporary impairments.

Impairment of Long Lived Assets

The Company regularly reviews the carrying amount of its long-lived assets, as well as the useful lives, to determine whether indicators of impairment may exist which warrant adjustments to carrying values or estimated useful lives. An impairment loss would be recognized when the sum of the

InvenSense, Inc.

Notes to Consolidated Financial Statements—(Continued)

(Amounts as of January 1, 2012 and for the three and nine months ended

December 26, 2010 and January 1, 2012 are unaudited)

expected future undiscounted net cash flows is less than the carrying amount of the asset. Should impairment exist, the impairment loss would be measured based on the excess of the carrying amount of the asset over the asset’s fair value. The Company has not recognized any impairment losses for Fiscal 2009, Fiscal 2010, Fiscal 2011, the three and nine months ended December 26, 2010 or the three and nine months ended January 1, 2012.

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash, cash equivalents, investments, advances to vendors and accounts receivable. The Company limits exposure to credit loss by placing cash, cash equivalents and investments with major financial institutions within the United States that management assesses to be of high credit quality. The Company performs periodic evaluations of the credit worthiness of its customers but does not require collateral or other security to support accounts receivable. The Company has not experienced any losses on accounts receivables or on deposits of cash and cash equivalents.

At March 2010, three customers accounted for 59%, 17% and 14% of total accounts receivable. At April 2011, three customers accounted for 43%, 16% and 16% of total accounts receivable. At January 2012, three customers each accounted for 29%, 18% and 12% of total accounts receivable. No other customer accounts for more than 10% of total accounts receivable at March 2010, April 2011 or January 2012.

For Fiscal 2009, Fiscal 2010, Fiscal 2011 and the three and nine months ended December 26, 2010, one customer accounted for 80%, 85%, 73%, 84% and 80% of total net revenue, respectively. For the three months ended January 1, 2012, three customers each accounted for 41%, 17% and 13% of total net revenue. For the nine months ended January 1, 2012, three customers each accounted for 34%, 17% and 10% of total net revenue. No other customer accounted for more than 10% of total net revenue for Fiscal 2009, Fiscal 2010, Fiscal 2011, the three and nine months ended December 26, 2010 or the three and nine months ended January 1, 2012.

Research and Development

Research and development activities are expensed as incurred.

Comprehensive Income

ASC 220 “Comprehensive Income” establishes standards for the reporting and displaying of comprehensive income and its components. Comprehensive income includes certain changes in equity that are excluded from net income. Specifically, unrealized gains and losses are included in accumulated other comprehensive income. Comprehensive income has been reflected in the consolidated statements of stockholders’ equity and comprehensive income. For Fiscal 2009, comprehensive income included only net income. During Fiscal 2010, Fiscal 2011, the three and nine months ended December 26, 2010 and the three and nine months ended January 1, 2012, comprehensive income included a combination of the current period net income and unrealized gain (loss) on available for sale investments.

InvenSense, Inc.

Notes to Consolidated Financial Statements—(Continued)

(Amounts as of January 1, 2012 and for the three and nine months ended

December 26, 2010 and January 1, 2012 are unaudited)

Inventories

Inventories are stated at the lower of cost or market on a first-in, first-out basis. Inventories include finished good parts that may be specialized in nature and subject to rapid obsolescence. The Company periodically reviews the quantities and carrying values of inventories to assess whether the inventories are recoverable. The costs associated with write-downs of inventory for excess quantity and technological obsolescence are charged to cost of revenue as incurred.

Property and Equipment, net

Property and equipment, net are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are as follows: production and lab equipment—three to five years, computer equipment and software—three years, and leasehold improvements—over the shorter of the estimated useful life or the remaining lease term.

Warranty

The Company’s warranty agreements are contract and component specific and can range from ninety days to three years for selected components. The Company accrues for anticipated warranty costs upon shipment based on the number of shipped units, historical analysis of the volume of product returned under the warranty program and management’s judgment regarding anticipated rates of warranty claims and associated repair costs. The following table summarizes the activity related to the product warranty liability during Fiscal 2010, Fiscal 2011 and the nine months ended January 1, 2012:

	Fiscal 2010	Fiscal 2011	Nine Months Ended January 1, 2012
			(unaudited)
	(in thousands)
Beginning balance	$174	$480	$697
Provision for warranty	429	769	300
Less: actual warranty costs	(123)	(552)	(85)

Ending balance	$480	$697	$912

Revenue Recognition

Revenue from the sale of the Company’s products is recognized when all of the following four criteria are met: (1) persuasive evidence of an arrangement exists; (2) the product has been delivered; (3) the price is fixed or determinable; and (4) collection is reasonably assured. Delivery takes place after the transfer of title which historically has occurred upon shipment of the product unless otherwise stated in the customer agreement.

For direct customers (i.e., other than distributors), the Company recognizes revenue when title to the product is transferred to the customer, which occurs upon shipment or delivery, depending upon the terms of the customer order.

The Company enters into sales transactions with distributors that it has established as either stocking distributors or non-stocking distributors. Non-stocking distributor sales transactions are those in which the distributor is purchasing product for an identified end-customer. In sales transactions with

InvenSense, Inc.

Notes to Consolidated Financial Statements—(Continued)

(Amounts as of January 1, 2012 and for the three and nine months ended

December 26, 2010 and January 1, 2012 are unaudited)

non-stocking distributors, the Company recognizes net revenue upon either shipment or delivery to the non-stocking distributor, depending upon the terms of the order. Pursuant to terms and conditions contained in the agreement with these distributors, all sales to non-stocking distributors are non-refundable and they do not have rights to return product purchases except under the Company’s standard warranty terms. In addition, the Company does not provide any price concessions or price protection on shipments previously made to non-stocking distributors.

Stocking distributor sales transactions are those in which the distributor is purchasing product for resale to their customer. For stocking distributor sales transactions, the Company sells its products under distributor agreements that provide for return rights and price protection. When the stocking distributors hold inventory prior to resale to their customers, the Company’s management has concluded it is unable to reasonably estimate sales returns or price protection adjustments under its distributor arrangements; accordingly, net revenue and related cost of revenue on shipments to distributors are deferred until the distributor reports that the product has been sold to an end customer (“sell through net revenue accounting”). Under sell through net revenue accounting, accounts receivable are recognized and inventory is relieved upon shipment to the distributor as title to the inventory is transferred upon shipment, at which point the Company has a legally enforceable right to collection under normal terms. The associated net revenue and cost of revenue are deferred and included in accrued liabilities on the consolidated balance sheets. When the related product is reported as having been sold by the Company’s distributors to their end customers (“sold through”), the Company recognizes previously deferred income as net revenue and cost of revenue.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740-10 “Income Taxes”, which requires the asset and liability approach and the recognition of taxes payable or refundable for the current year and deferred tax liabilities and assets for future tax consequences of events that have been recognized in the Company’s consolidated financial statements or tax returns. The measurement of current and deferred tax liabilities and assets are based on provisions of the enacted laws; the effects of future changes in tax laws or rates are not anticipated. Deferred tax assets are reduced, if necessary, by the amount of any tax benefits that, based on available evidence, are not expected to be realized. Valuation allowances are established when necessary to reduce deferred tax assets to the amount that is more likely than not to be realized.

ASC 740-10 also prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740-10 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company’s policy is to recognize interest and penalties related to unrecognized tax benefits in income tax provision. See Note 7 for additional information, including the effects of adoption on the Company’s consolidated financial position, results of operations and cash flows.

Stock-Based Compensation

The Company applies the provisions of ASC 718-10 “Compensation—Stock Compensation” using the modified prospective method. ASC 718-10 establishes accounting for stock-based awards based on the fair value of the award measured at grant date. Accordingly, stock-based compensation

InvenSense, Inc.

Notes to Consolidated Financial Statements—(Continued)

(Amounts as of January 1, 2012 and for the three and nine months ended

December 26, 2010 and January 1, 2012 are unaudited)

cost is recognized in the consolidated statements of income as a component of both cost of revenue and operating expenses over the requisite service period. The fair value of stock options granted or modified is recognized as compensation expense using the Black-Scholes option pricing model, single option approach.

At March 2010 and April 2011, the Company had one stock option plan, the 2004 Equity Incentive Plan. In July 2011, the Company’s Board of Directors and its stockholders approved the establishment of the 2011 Stock Incentive Plan (see Note 6). The Company determines the fair value of stock-based payment awards on the date of grant using complex and subjective variables, including expected term and stock price volatility over the expected term of the awards, and other less subjective variables such as risk-free interest rate and dividend rate (see Note 6).

Financial Instruments with Characteristics of Both Liabilities and Equity

ASC 815-40-15 “Contracts in Entity’s Own Equity” provides guidance in assessing whether an equity-linked financial instrument (or embedded feature) is indexed to an entity’s own stock for purposes of determining whether the appropriate accounting treatment falls under the scope of “Accounting For Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock,” codified under both ASC 815-10 “Derivatives and Hedging” and ASC 815-40-15. Down-round provisions reduce the exercise price of a warrant or convertible instrument if a company either issues new warrants or convertible instruments that have a lower exercise price. The Company performed an assessment of the Company’s outstanding warrants and convertible instruments and concluded that the preferred stock warrants issued by the Company are within the scope of ASC 815-40-15 due to the down-round provisions included in the terms of the agreements when the Company initially adopted ASC 815-40-15 on the first day of Fiscal 2010.

The Company calculated the fair value of the warrants by utilizing the Black-Scholes option pricing model. The estimated fair value of outstanding warrants was reclassified from stockholders’ equity to non-current liabilities on the first day of Fiscal 2010. Additionally, under both ASC 815-40 and ASC 480 “Distinguishing Liabilities from Equity,” the warrants were marked to market as of the end of each reporting period with changes in the fair value being recorded within the change in fair value of warrant liabilities line item in the Company’s consolidated statements of income.

Effective June 25, 2010, the Company amended its Second Amended and Restated Certificate of Incorporation (as amended, the “Certificate of Incorporation”) to remove the provisions that had previously resulted in the outstanding preferred stock warrants being classified as a long-term liability under ASC 815-40-15. Under ASC 815-40-15, on the date of amendment, the warrants were considered to be indexed to the Company’s stock and accordingly the total warrants liability of $11.9 million was reclassified into stockholders’ equity.

Deferred Offering Costs

Costs directly associated with the Company’s initial public offering (“IPO”) have been capitalized and are included in other assets on the Company’s consolidated balance sheets. The Company filed its initial registration statement with the SEC on June 28, 2010. Deferred offering costs relating to the registration statement were $23,000 at April 2011. Deferred offering costs of $1.4 million were expensed in Fiscal 2011 (included in selling, general and administrative expenses on the consolidated

InvenSense, Inc.

Notes to Consolidated Financial Statements—(Continued)

(Amounts as of January 1, 2012 and for the three and nine months ended

December 26, 2010 and January 1, 2012 are unaudited)

statements of income) after the IPO had been postponed for more than 90 days. Upon completion of the Company’s IPO in November 2011, deferred offering costs of $2.1 million were recorded as a reduction of the proceeds received in arriving at the amount recorded in stockholders’ equity. There were no amounts capitalized at March 2010. There were no deferred offering costs capitalized and included in other assets at January 2012.

Net Income Per Share

Basic and diluted net income per common share are presented in conformity with the two-class method required for participating securities for the period prior to their conversion upon the IPO in November 2011 when all preferred shares were converted to common stock.

Prior to the IPO, holders of Series C convertible preferred stock are entitled to receive noncumulative dividends at the annual rate of $0.09840 per share prior to the payment of dividends on any other shares of the Company’s stock. Once the payment of Series C convertible preferred stock has been completed, holders of Series A convertible preferred stock are entitled to receive noncumulative dividends at the annual rate of $0.08000 per share of Series A convertible preferred stock and Series B convertible preferred stock are entitled to receive noncumulative dividends at the annual rate of $0.14864 per share, payable on a pari passu basis, prior and in preference to any dividends on any other shares of the Company’s common stock. In the event a dividend is paid on common stock, Series A, Series B, and Series C convertible preferred stockholders are entitled to a proportionate share of any such dividend as if they were holders of common stock (on an as-if converted basis).

Under the two-class method, net income attributable to common stockholders is determined by allocating undistributed earnings, calculated as net income less current period non-cumulative dividends allocable to Series A, Series B and Series C convertible preferred stock holders, between common stock and Series A, Series B and Series C convertible preferred stock for the period prior to their conversion upon the Company’s initial public offering. In computing diluted net income attributed to common stockholders, undistributed earnings are reallocated to reflect the potential impact of dilutive securities. Basic net income per common share is computed by dividing the net income attributable to common stockholders by the weighted average number of common shares outstanding during the period, which excludes dilutive unvested restricted stock.

Diluted net income per share attributable to common stockholders is computed by dividing the net income attributable to common stockholders by the weighted average number of common shares outstanding, including unvested restricted stock, certain preferred stock warrants, (which were converted into common stock warrants at the completion of the Company’s IPO), and potential dilutive common shares assuming the dilutive effect of outstanding stock options using the treasury stock method.

Pro forma diluted net income per share was computed to give effect to the conversion of the Series A, Series B, and Series C convertible preferred shares and certain preferred stock warrants both using the as-if converted method into common shares as though the conversion had occurred as of the beginning of each period presented.

InvenSense, Inc.

Notes to Consolidated Financial Statements—(Continued)

(Amounts as of January 1, 2012 and for the three and nine months ended

December 26, 2010 and January 1, 2012 are unaudited)

The following table presents the calculation of basic and diluted net income per share:

	Fiscal 2009	Fiscal 2010	Fiscal 2011	Three Months Ended		Nine Months Ended
				December 26, 2010	January 1, 2012	December 26, 2010	January 1, 2012
				(unaudited)
	(in thousands except per share data)
Net income attributable to common stockholders:
Numerator:
Basic:
Net income	$196	$15,142	$9,347	$4,717	$10,576	$6,799	$31,055
Non-cumulative dividends on convertible preferred stock	(196)	(3,046)	(3,046)	(762)	(385)	(2,285)	(1,914)
Undistributed earnings attributable to convertible preferred stock	—	(9,104)	(4,670)	(2,922)	(4,772)	(3,346)	(18,704)

Net income attributable to common stockholders—basic	$—	$2,992	$1,631	$1,033	$5,419	$1,168	$10,437

Diluted:
Net income	$196	$15,142	$9,347	$4,717	$10,576	$6,799	$31,055
Non-cumulative dividends on convertible preferred stock	(196)	(3,147)	(3,147)	(787)	(393)	(2,360)	(1,967)
Undistributed earnings attributable to convertible preferred stock	—	(8,542)	(4,342)	(2,749)	(4,464)	(3,111)	(17,600)

Net income attributable to common stockholders—diluted	$—	$3,453	$1,858	$1,181	$5,719	$1,328	$11,488

Denominator:
Basic shares:
Weighted average shares used in computing basic net income per common share	15,430	16,542	17,592	17,815	49,890	17,575	28,770

Diluted shares:
Weighted average shares used in computing basic net income per common share	15,430	16,542	17,592	17,815	49,890	17,575	28,770
Effect of potentially dilutive securities:
Stock options	2,088	4,325	4,610	4,466	4,932	4,569	4,641
Unvested restricted stock	1	—	—	—	30	—	3
Common stock warrants	—	—	—	—	442	—	177

Weighted average shares used in computing diluted net income per common share	17,519	20,867	22,202	22,281	55,294	22,144	35,591

Net income per common share:
Basic	$0.00	$0.18	$0.09	$0.06	$0.11	$0.07	$0.36
Diluted	$0.00	$0.17	$0.08	$0.05	$0.10	$0.06	$0.34

The following summarizes the potentially dilutive securities outstanding at the end of each period that were excluded from the computation of diluted net income per common share for the periods presented as their effect would have been antidilutive :

	Fiscal 2009	Fiscal 2010	Fiscal 2011	Three Months Ended		Nine Months Ended
				December 26, 2010	January 1, 2012	December 26, 2010	January 1, 2012
				(unaudited)
	(in thousands)
Employee stock options	4,055	2,526	1,645	1,647	648	1,763	923

InvenSense, Inc.

Notes to Consolidated Financial Statements—(Continued)

(Amounts as of January 1, 2012 and for the three and nine months ended

December 26, 2010 and January 1, 2012 are unaudited)

Shares used in computing pro forma net income per share (unaudited):

	Fiscal 2011	Three Months Ended	Nine Months Ended
		January 1, 2012	January 1, 2012
	(in thousands except per share data)
Basic shares:
Weighted average common shares used in computing basic net income per common share	17,592	49,890	28,770
Pro forma weighted average conversion of convertible preferred stock	50,311	24,651	42,206

Weighted average shares used in computing pro forma basic net income per share	67,903	74,541	70,976

Diluted shares:
Weighted average shares used in computing pro forma basic net income per share	67,903	74,541	70,976
Effect of potentially dilutive securities:
Employee stock options	4,610	4,932	4,641
Unvested restricted stock	—	30	3
Common stock warrants	—	442	177
Pro forma weighted average conversion of convertible preferred stock warrants	1,566	442	882

Weighted average shares used in computing pro forma diluted net income per share	74,079	80,387	76,679

Pro forma net income per share (unaudited):
Basic	$0.14	$0.14	$0.44
Diluted	$0.13	$0.13	$0.41

Recent Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (FASB) issued ASU No. 2010-06, “Fair Value Measurements and Disclosures (ASC Topic 820)—Improving Disclosures About Fair Value Measurements”. The ASU requires new disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances and settlements relating to Level 3 measurements. The authoritative guidance also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. The Company adopted the provisions of ASU No. 2010-06 as of the first day of Fiscal 2011. Other than requiring additional disclosures, the adoption of this new guidance did not have a material impact on the Company’s consolidated results of operations and financial position.

InvenSense, Inc.

Notes to Consolidated Financial Statements—(Continued)

(Amounts as of January 1, 2012 and for the three and nine months ended

December 26, 2010 and January 1, 2012 are unaudited)

In May 2011, the FASB issued ASU No. 2011-04, “Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs.” ASU No. 2011-04 amended ASC 820, Fair Value Measurements and Disclosures, to converge the fair value measurement guidance in U.S. GAAP and International Financial Reporting Standards (IFRSs). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change particular principles in ASC 820. In addition, ASU No. 2011-04 requires additional fair value disclosures. The amendments are to be applied prospectively and are effective for interim and annual periods beginning after December 15, 2011, which is the Company’s fourth quarter of fiscal year 2012. The Company is currently evaluating the impact, if any, that ASU No. 2011-04 may have on its financial condition and results of operations.

In June 2011, the FASB issued ASU No. 2011-05, “Presentation of Comprehensive Income”. ASU No. 2011-05 amended ASC 320, “Comprehensive Income, to converge the presentation of comprehensive income between U.S GAAP and IFRS.” ASU No. 2011-05 requires that all non-owner changes in stockholders’ equity be presented in either a single continuous statement of comprehensive income or in two separate but consecutive statements and requires reclassification adjustments for items that are reclassified from other comprehensive income to net income in the statement(s) where the components of net income and the components of other comprehensive income are presented. ASU No. 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement in changes of stockholders equity. ASU 2011-05 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011, which will be the Company’s fiscal year 2013. The adoption of ASU No. 2011-05 will affect the presentation of comprehensive income but will not impact the Company’s financial condition or results of operations.

2.	Fair Value of Financial Instruments

The Company applies the provisions of ASC 820-10 for fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. ASC 820-10 requires disclosure that establishes a framework for measuring fair value and expands disclosure about fair value measurements. The standard describes a fair value hierarchy based on three levels of inputs that may be used to measure fair value. The inputs for the first two levels are considered observable and the last is unobservable and include the following:

Level 1—Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2—Quoted prices in markets that are not active, or inputs which are observable, either directly or indirectly, for substantially the full term of the asset or liability; or

Level 3—Unobservable inputs in which there is little or no market data, and as a result, prices or valuation techniques are employed that require inputs that are significant to the fair value measurement.

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value. On a recurring basis, the Company measures certain financial assets and liabilities at fair value. The Company chose not to

InvenSense, Inc.

Notes to Consolidated Financial Statements—(Continued)

(Amounts as of January 1, 2012 and for the three and nine months ended

December 26, 2010 and January 1, 2012 are unaudited)

elect the fair value option as prescribed by ASC 825-10-05 “Fair Value Option” for its financial assets and liabilities that had not been previously carried at fair value. Therefore, financial assets and liabilities not carried at fair value, such as accounts payable, are still reported at their carrying values.

Cash Equivalents and Available for Sale Investments

At March 28, 2010, of the $22.4 million of cash and cash equivalents, $3.1 million was cash and $19.3 million was cash equivalents invested in money market funds. Additionally, the Company had available for sale investments totaling $14.9 million. As shown in the table below, the money market funds as well as the U.S. Treasury investments held by the Company were classified as Level 1 assets. The U.S. Agency Securities investments were classified as Level 2 assets where the fair value was determined from non-binding market consensus prices that are corroborated by observable market data.

At April 3, 2011, of the $28.8 million of cash and cash equivalents, $15.1 million was cash and $13.7 million was cash equivalents invested in money market funds. Additionally, the Company had available for sale investments totaling $9.3 million. As shown in the table below, the money market funds as well as the U.S. Treasury investments held by the Company were classified as Level 1 assets. The U.S. Agency Securities investments were classified as Level 2 assets where the fair value was determined from non-binding market consensus prices that are corroborated by observable market data.

At January 1, 2012, of the $130.1 million of cash and cash equivalents, $117.0 million was cash and $13.2 million was cash equivalents invested in money market funds. Additionally, the Company had available for sale investments totaling $9.5 million. As shown in the table below, the money market funds as well as the U.S Treasury investments held by the Company were classified as Level 1 assets. The U.S. Agency Securities investments were classified as Level 2 assets where the fair value was determined from non-binding market consensus prices that are corroborated by observable market data.

InvenSense, Inc.

Notes to Consolidated Financial Statements—(Continued)

(Amounts as of January 1, 2012 and for the three and nine months ended

December 26, 2010 and January 1, 2012 are unaudited)

Fair value measurements at each reporting date were as follows:

March 2010:

Assets measured at fair value on a recurring basis were presented in the Company’s consolidated balance sheet as of March 28, 2010.

	March 2010 Balance	Quoted Prices in Active Markets for Identical Assets Level 1	Significant Other Observable Inputs Level 2	Significant Other Unobservable Inputs Level 3
	(in thousands)
Money Market Funds	$19,301	$19,301	$—	$—
U.S. Treasury	6,009	6,009	—	—
U.S. Agency Securities	8,874	—	8,874	—

Total	$34,184	$25,310	$8,874	$—

Cash equivalents	$19,301	$19,301	$—	$—
Short-term investments	12,875	4,001	8,874	—
Long-term investments	2,008	2,008	—	—

Total	$34,184	$25,310	$8,874	$—

	March 2010 Amortized Cost	Unrealized Losses	March 2010 Estimated FMV
	(in thousands)
U.S. Treasury	$6,009	$—	$6,009
U.S. Agency Securities	8,883	(9)	8,874

Total Available for Sale Investments	$14,892	$(9)	$14,883

Cash			3,093
Cash equivalents			19,301

Total Aggregate Fair Value			$37,277

There were no transfers of assets measured at fair value between Level 1 and Level 2 during Fiscal 2010. Additionally, long-term investments were included in “Other Assets” on the consolidated balance sheet.

InvenSense, Inc.

Notes to Consolidated Financial Statements—(Continued)

(Amounts as of January 1, 2012 and for the three and nine months ended

December 26, 2010 and January 1, 2012 are unaudited)

April 2011:

Assets measured at fair value on a recurring basis were presented in the Company’s consolidated balance sheet as of April 3, 2011.

	April 2011 Balance	Quoted Prices in Active Markets for Identical Assets Level 1	Significant Other Observable Inputs Level 2	Significant Other Unobservable Inputs Level 3

	(in thousands)
Money Market Funds	$11,670	$11,670	$—	$—
U.S. Treasury	7,093	7,093	—	—
U.S. Agency Securities	4,187	—	4,187	—

Total	$22,950	$18,763	$4,187	$—

Cash equivalents	$13,670	$11,670	$2,000	$—
Short-term investments	9,280	7,093	2,187	—

Total	$22,950	$18,763	$4,187	$—

	April 2011 Amortized Cost	Unrealized Gain	April 2011 Estimated FMV
	(in thousands)
U.S. Treasury	$7,093	$—	$7,093
U.S. Agency Securities	2,177	10	2,187

Total Available for Sale Investments	$9,270	$10	$9,280

Cash			15,125
Cash equivalents			13,670

Total Aggregate Fair Value			$38,075

There were no transfers of assets measured at fair value between Level 1 and Level 2 during Fiscal 2011.

InvenSense, Inc.

Notes to Consolidated Financial Statements—(Continued)

(Amounts as of January 1, 2012 and for the three and nine months ended

December 26, 2010 and January 1, 2012 are unaudited)

January 2012:

Assets measured at fair value on a recurring basis were presented in the Company’s consolidated balance sheet as of January 1, 2012.

	January 2012 Balance	Quoted Prices in Active Markets for Identical Assets Level 1	Significant Other Observable Inputs Level 2	Significant Other Unobservable Inputs Level 3

	(in thousands)
Money Market Funds	$13,154	$13,154	$—	$—
U.S. Treasury	4,009	4,009	—	—
U.S. Agency Securities	5,507	—	5,507	—

Total	$22,670	$17,163	$5,507	$—

Cash equivalents	$13,154	$13,154	$—	$—
Short-term investments	9,516	4,009	5,507	—

Total	$22,670	$17,163	$5,507	$—

	January 2012 Amortized Cost	Unrealized Gain	January 2012 Estimated FMV
	(in thousands)
U.S. Treasury	$4,009	$—	$4,009
U.S. Agency Securities	5,502	5	5,507

Total Available for Sale Investments	$9,511	$5	$9,516

Cash			116,973
Cash equivalents			13,154

Total Aggregate Fair Value			$139,643

There were no transfers of assets measured at fair value between Level 1 and Level 2 during the nine months ended January 1, 2012.

Preferred Stock Warrants—As explained in Note 6, as of March 30, 2009 (the first day of Fiscal 2010), the Company adopted ASC 815-40-15. The Company calculated the fair value of the preferred stock warrants by utilizing the Black-Scholes option pricing model. The adoption of this authoritative guidance resulted in a reclassification of the estimated fair value of outstanding warrants from stockholders’ equity to a liability for Fiscal 2010. Additionally, the warrants were marked to market through June 25, 2010, with changes in the fair value being recorded within the change in fair value of warrants liability line item in the Company’s consolidated statements of income. The use of the Black-Scholes option pricing model is deemed a “Level 3” valuation method. On June 25, 2010, the Company amended its Certificate of Incorporation to remove the provisions that had previously resulted in the outstanding preferred stock warrants being classified as a long-term liability under ASC 815-40-15. (See Note 6.) Under ASC 815-40-15, on the date of amendment, the warrants were considered to be indexed to the Company’s stock, and accordingly, the total warrants liability of $11.9 million was reclassified and included in stockholders’ equity in Fiscal 2011.

InvenSense, Inc.

Notes to Consolidated Financial Statements—(Continued)

(Amounts as of January 1, 2012 and for the three and nine months ended

December 26, 2010 and January 1, 2012 are unaudited)

Financial liabilities measured at fair value on a recurring basis in the Company’s consolidated balance sheet as of March 2010 are as follows:

	March 2010 Balance	Quoted Prices in Active Markets for Identical Assets Level 1	Significant Other Observable Inputs Level 2	Significant Other Unobservable Inputs Level 3

	(in thousands)
Preferred stock warrants	$7,852	$—	$—	$7,852

Total	$7,852	$—	$—	$7,852

The following table provides a roll-forward of the fair value of the preferred stock warrant liability categorized with Level 3 inputs:

	Quoted Prices in Active Markets for Identical Assets Level 1	Significant Other Observable Inputs Level 2	Significant Other Unobservable Inputs Level 3
	(in thousands)
Preferred stock warrant liability—at the date of adoption, March 30, 2009	$—	$—	$1,489
Increase in fair value	—	—	6,363

Preferred stock warrant liability, March 28, 2010	$—	$—	$7,852

Increase in fair value	—	—	4,025
Reclassified to preferred stockholders’ equity	—	—	(11,877)

Preferred stock warrant liability—April 3, 2011 and January 1, 2012	$—	$—	$—

3.	Balance Sheet Details

Inventories

Inventories at March 2010, April 2011 and January 2012 consist of the following:

	March 2010	April 2011	January 2012
			(unaudited)
	(in thousands)
Work in progress	$3,895	$13,258	$5,770
Finished goods	417	1,950	10,289

Total Inventory	$4,312	$15,208	$16,059

InvenSense, Inc.

Notes to Consolidated Financial Statements—(Continued)

(Amounts as of January 1, 2012 and for the three and nine months ended

December 26, 2010 and January 1, 2012 are unaudited)

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets at March 2010, April 2011 and January 2012 consist of the following:

	March 2010	April 2011	January 2012
			(unaudited)
	(in thousands)
Prepaid expenses	$663	$756	$1,302
Advance to vendors	1,551	455	395
Tax receivable	—	458	532
Deferred tax assets	1,014	553	593
Other current assets	27	27	108

Total prepaid expenses and other current assets	$3,255	$2,249	$2,930

The Company has signed agreements with four major foundry vendors to facilitate and expand their capacity for the Company’s products. The Company paid $1.3 million, $0.5 million and $1.7 million, respectively, in advance payments to certain of these foundry vendors in Fiscal 2010, Fiscal 2011 and nine months ended January 1, 2012. The portion of advance payments to foundry vendors classified as current assets on the Company’s consolidated balance sheets was $1.6 million, $0.5 million and $0.4 million for the same fiscal periods, respectively. These advances have been partially offset by the purchases from these vendors. The agreements allow the Company to offset these advances against wafer purchases from the foundries at various agreed upon rates. The Company believes that the advances to these vendors will be fully offset by future purchases from these vendors.

Property and Equipment

Property and equipment at March 2010, April 2011 and January 2012 consist of the following:

	March 2010	April 2011	January 2012
			(unaudited)
	(in thousands)
Production and lab equipment	$4,382	$5,573	$6,574
Computer equipment and software	290	605	740
Equipment under construction	389	305	317
Leasehold improvements and furniture and fixtures	602	692	746

Subtotal	$5,663	$7,175	$8,377
Accumulated depreciation and amortization	(2,476)	(3,683)	(4,465)

Property and equipment—net	$3,187	$3,492	$3,912

Depreciation and amortization expense for Fiscal 2009, Fiscal 2010 and Fiscal 2011 was $0.5 million, $1.8 million and $1.8 million, respectively. Depreciation and amortization expense for the three and nine months ended December 26, 2011 was $0.4 million and $1.3 million, respectively. Depreciation and amortization expense for the three and nine months ended January 1, 2012 was $0.5 million and $1.5 million, respectively. At the beginning of Fiscal 2010, the Company prospectively changed the estimated useful lives of certain production equipment from five years to three years as a

InvenSense, Inc.

Notes to Consolidated Financial Statements—(Continued)

(Amounts as of January 1, 2012 and for the three and nine months ended

December 26, 2010 and January 1, 2012 are unaudited)

result of changes in the expected use of such equipment. As a consequence, the Fiscal 2010 expense included $0.7 million of additional depreciation expense related to this change. The impact of the change for Fiscal 2010 and Fiscal 2011 was to decrease income from continuing operations and net income by $0.7 million and $0.4 million, respectively, and decrease basic and diluted net income per share by $0.03 and $0.02, respectively. Equipment under construction consists primarily of production and lab equipment. Equipment under construction is not subject to depreciation until it is available for its intended use. Capitalized leases consist of office equipment. During Fiscal 2009, Fiscal 2010 and Fiscal 2011, new capitalized leases totaled $5,000, $5,000 and $43,000, respectively. During the three and nine months ended December 26, 2010, new capitalized leases totaled $0 and $43,000 respectively. For both the three and nine months ended January 1, 2012 new capitalized leases totaled $40,000.

Accrued Liabilities

Accrued liabilities at March 2010, April 2011 and January 2012 consist of the following:

	March 2010	April 2011	January 2012
			(unaudited)
	(in thousands)
Engineering services	$322	$187	$170
Payroll-related expenses	1,047	1,390	1, 700
Bonus	942	1,091	2,453
Legal fees	176	433	634
Warranty reserves	480	697	912
Deferred revenue	—	64	128
Income tax payable	65	144	336
Other	290	301	611

Total accrued liabilities	$3,322	$4,307	$6,944

Advances From Customer

In November 2008, the Company entered into an agreement with a customer to facilitate the Company’s expansion of its production capacity. The customer agreed to pay $4.0 million to the Company as a refundable customer deposit to secure the production capacity for specific products of the customer beginning calendar year 2010. In return, the Company was required, if requested, by the customer to provide a specific minimum number of units of the product to the customer in calendar year 2010 at an agreed upon price. The Company was required to repay the customer advance in the event that the customer purchased the specific minimum number of units of the products through December 2010. The Company repaid the entire balance of the $4.0 million advance on July 8, 2010 in advance of the scheduled repayment date at the election of the Company’s management.

There were no additional advances from customers during Fiscal 2011 or during the three and nine months ended January 1, 2012.

InvenSense, Inc.

Notes to Consolidated Financial Statements—(Continued)

(Amounts as of January 1, 2012 and for the three and nine months ended

December 26, 2010 and January 1, 2012 are unaudited)

4.	Long-Term Debt

Long-term debt at March 2010, April 2011 and January 2012 consists of the following:

	March 2010	April 2011	January 2012
			(unaudited)
	(in thousands)
First equipment loan	$—	$—	$—
Second equipment loan	340	—	—
Other	9	34	56

Subtotal	$349	$34	$56
Less: current portion	345	18	27

Total long-term debt	$4	$16	$29

Annual maturities of long-term debt at April 2011 and January 2012 are as follows:

Fiscal Years Ending March or April	April 2011	January 2012
	(in thousands)
2012	$18	$7	*
2013	16	27
2014	—	13
2015	—	9

	$34	$56

*	For remaining three months of Fiscal 2012.

At April 2011 and January 2012, long-term debt consisted of capitalized leases for office equipment payable through Fiscal 2013.

In October 2004, the Company entered into an equipment loan and security agreement (the “First Equipment Loan”) with a lender for borrowings of up to $1.0 million. The loan was fully paid off during Fiscal 2010 upon the principal repayment of $26,000.

In March 2006, the Company entered into a line of credit agreement (the “Line of Credit”) with the lender noted above for borrowings of up to $2.0 million. The Line of Credit was terminated upon principal repayment of $0.8 million during Fiscal 2009.

In May 2007, the Company entered into an equipment loan and security agreement (the “Second Equipment Loan”) with the lender for borrowings of up to $2.0 million. Under the terms of the Second Equipment Loan, the lender agreed to advance to the Company equipment loans from time to time on or prior to March 31, 2008. The loans bore interest at 9% and were secured by substantially all assets of the Company. Loan principal repayments for Fiscal 2009, Fiscal 2010 and Fiscal 2011 were $0.6 million, $0.7 million and $0.3 million, respectively. On May 31, 2010, the Company paid in full all outstanding obligations owed under the “Second Equipment Loan” to its lender in the amount of $0.3 million.

InvenSense, Inc.

Notes to Consolidated Financial Statements—(Continued)

(Amounts as of January 1, 2012 and for the three and nine months ended

December 26, 2010 and January 1, 2012 are unaudited)

Promissory Notes

In October 2006, the Company issued convertible promissory notes (the “Notes”) in the aggregate principal amount of $4.0 million. The Notes bore interest at the rate of 8% per annum and provided that principal and accrued interest would become fully due and payable on the earlier of March 31, 2007 or upon occurrence of an event of default. In December 2006, the principal of the Notes ($4.0 million) and related interest payable ($31,956) were converted into 2,170,052 shares of Series B convertible preferred stock.

In conjunction with the Notes, the Company issued fully-vested warrants to purchase 430,568 shares of Series B convertible preferred stock at an estimated fair value of $1.858 per share, with a total estimated fair value of $0.6 million (see Note 6). As further explained in Note 6, upon the Company’s amendment of its Certificate of Incorporation on June 25, 2010, these warrants have been reclassified into stockholders’ equity.

5.	Commitments and Contingencies

Operating Lease Obligations

The Company has non-cancelable operating leases for its facilities through fiscal year 2015.

Future minimum lease payments under operating leases as of January 1, 2012 are as follows:

Fiscal Years Ending March or April	Amount
(in thousands)
2012 (remaining three months)	$328
2013	618
2014	240
2015	153

Total	$1,339

The Company’s lease agreements provide for rental payments which have certain lease incentives and graduated rental payments. As a result, the rent expense is recognized on a straight-line basis over the term of the lease. The Company’s rental expense under operating leases was approximately $0.4 million, $0.7 million and $0.9 million for Fiscal 2009, Fiscal 2010 and Fiscal 2011, respectively. The Company’s rental expense under operating leases was approximately $0.4 million and $1.1 million for the three and nine months ended December 26, 2010, respectively. The Company’s rental expense under operating leases was approximately $0.4 million and $1.2 million for the three and nine months ended January 1, 2012, respectively.

InvenSense, Inc.

Notes to Consolidated Financial Statements—(Continued)

(Amounts as of January 1, 2012 and for the three and nine months ended

December 26, 2010 and January 1, 2012 are unaudited)

Purchase Commitment

The Company has non-cancelable purchase commitments with its foundry vendors through calendar 2012. Future minimum payments under the purchase commitments as of January 1, 2012 are as follows:

Fiscal Years Ending March or April	Amount
(in thousands)
2012	$7,741
Beyond 2012	2,601

Total	$10,342

401(k) Savings Plan

In November 2004, the Company established a defined contribution savings plan under Section 401(k) of the Internal Revenue Code. This plan covers substantially all employees who meet minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pretax basis. The Company contributions to the plan may be made at the discretion of the Board of Directors. To date, no contributions have been made to the plan by the Company.

Legal Proceedings

The Company is subject to various legal proceedings and claims arising in the ordinary course of business. Although occasional adverse decisions or settlements may occur, management believes that the final disposition of such matters will not have a material effect on the Company’s business, financial position, results of operations or cash flows.

On July 20, 2010, plaintiff Wacoh Company filed a complaint in the District of Delaware against the Company and four other companies in the business of making gyroscopes for various applications, alleging infringement of U.S. Patent Nos. 6,282,956 and 6,865,943. The complaint sought unspecified monetary damages, costs, attorneys’ fees and other appropriate relief. In January 2012, the Company prevailed on a motion to sever the case against it from the cases against other companies and to transfer the case to the Northern District of California. The Company intends to continue to contest the case vigorously. The Company’s management believes that this lawsuit has no merit and believes that the overall outcome of this complaint will not have a material effect on the Company’s business, financial position, results of operations, or cash flows.

The Company indemnifies certain customers, distributors, suppliers and subcontractors for attorney fees and damages and costs awarded against such parties in certain circumstances in which the Company’s products are alleged to infringe third-party intellectual property rights, including patents, registered trademarks or copyrights. There were no indemnification costs in Fiscal 2009, Fiscal 2010, Fiscal 2011, the three and nine months ended December 26, 2010 or the three and nine months ended January 1, 2012. Indemnification costs are charged to operations as incurred.

The Company’s Third Amended and Restated Bylaws require the Company to indemnify its directors and officers and employees to the fullest extent permitted by the Delaware General Corporation Law (DGCL). In addition, certain of the Company’s current directors, including the

InvenSense, Inc.

Notes to Consolidated Financial Statements—(Continued)

(Amounts as of January 1, 2012 and for the three and nine months ended

December 26, 2010 and January 1, 2012 are unaudited)

Company’s chief executive officer have entered into separate indemnification agreements with the Company. The Company’s Second Amended and Restated Certificate of Incorporation, as amended, limits the liability of directors to the Company or its stockholders to the fullest extent permitted by the DGCL. The obligation to indemnify generally means that the Company is required to pay or reimburse the individuals’ reasonable legal expenses and possibly damages and other liabilities incurred in connection with these matters.

6.	Stockholders’ Equity

In connection with the completion of the IPO, all outstanding shares of convertible preferred stock were converted into the Company’s common stock. As a result, following the IPO, the Company has no outstanding shares of convertible preferred stock as of January 2012.

Under the Company’s Second Amended and Restated Certificate of Incorporation, as amended, the Company, at March 2010 and April 2011 had authorized the issuance of 30,136,000 shares of convertible preferred stock, with a par value of $0.001, which have been designated as Series A Convertible Preferred Stock (“Series A”), Series B Convertible Preferred Stock (“Series B”), and Series C Convertible Preferred Stock (“Series C”). Convertible preferred stock consists of the following:

	As of March 2010
Series	Period Issued	Price Per Share	Preferred Stock		Shares Authorized	Shares Outstanding	Liquidation Value
	(in thousands except per share amounts)
Series A	April 2004	$1.000	$7,970	(A)	8,060	8,000	$8,000
Series B	December 2006	$1.858	11,513	(A)	6,566	5,920	11,000
Series C	March to May 2009	$1.225	18,881		15,510	15,510	19,000

Total			$38,364		30,136	29,430	$38,000

(A)	As explained below, the Company adopted ASC 815-40-15 as of March 30, 2009 (the first day of Fiscal 2010), which resulted in a reclassification of $0.8 million from preferred stock to long-term liabilities (specifically “Preferred stock warrants liability”). Accordingly, $72,000 and $0.8 million were reclassified from the Series A and Series B amounts reflected in the table above to the preferred stock warrant liability, respectively.

	As of April 2011
Series	Period Issued	Price Per Share	Preferred Stock		Shares Authorized	Shares Outstanding	Liquidation Value
	(in thousands except per share data)
Series A	April 2004	$1.000	$9,019	(B)	8,060	8,000	$8,000
Series B	December 2006	$1.858	22,341	(B)	6,566	5,920	11,000
Series C	March to May 2009	$1.225	18,881		15,510	15,510	19,000

Total			$50,241		30,136	29,430	$38,000

(B)

On June 25, 2010, the Company amended its Certificate of Incorporation to remove the provisions that had previously resulted in the outstanding preferred stock warrants being classified as a long-term liability under ASC 815-40-15. On the date of this amendment, the warrants were considered, under ASC 815-40-15, to be indexed to the Company’s stock and

InvenSense, Inc.

Notes to Consolidated Financial Statements—(Continued)

(Amounts as of January 1, 2012 and for the three and nine months ended

December 26, 2010 and January 1, 2012 are unaudited)

accordingly, the fair value of the warrant liability on the date of the amendment, $11.9 million, was reclassified into stockholders’ equity (as a component of the series of preferred stock into which the warrants were exercisable). As such, the above table reflects an increase from March 2010 of $1.0 million and $10.8 million in the carrying value of Series A and Series B, respectively.

Prior to the completion of the IPO, the holders of convertible preferred stock had the following rights:

Dividends Preference—The holders of Series C had the right to receive dividends, in preference to any dividends paid to the holders of Series A, Series B and common stock, at the rate of $0.09840 per share per annum, when and if declared by the Board of Directors. Such dividends would not be cumulative. To date, no such dividends had been declared. After payment of any dividends to the holders of Series C, the holders of Series A and Series B had the right to receive dividends, on a pari passu basis, in preference to any dividends paid to the holders of common stock, at the rates of $0.08000 and $0.14864 per share per annum, respectively, when and if declared by the Board of Directors. Such dividends would not be cumulative. To date, no such dividends had been declared.

After payment of any dividends to Series A and Series B, any additional dividends would be distributed among all holders of common stock and all holders of preferred stock in proportion to the number of shares of common stock which would be held by each such holder if all shares of such preferred stock were converted to common stock at the then effective conversion rate for each such series of preferred stock. To date, no such dividends had been declared.

Liquidation Preference—In the event of any Liquidation Event (defined below), the holders of Series C would be entitled to receive, prior and in preference to any distribution to other classes of the assets of the Company legally available for distribution, or the consideration received in such transaction, $1.225 per share, plus any declared and unpaid dividends on Series C. The holders of Series C were not entitled to any remaining assets after the above distribution.

Upon completion of the distribution to the holders of the Series C, the holders of Series A and Series B would be entitled to receive, in preference to the holders of common stock, amounts equal to $1.00 and $1.858 per share, respectively, plus any declared and undeclared dividends on Series A and Series B, respectively. The holders of Series A and Series B were not entitled to any remaining assets after the above distribution.

Upon the completion of the above preferential distributions, any remaining available assets and funds of the Company would be distributed pro rata to the holders of common stock. A Liquidation Event includes: (A) a liquidation, dissolution, or winding-up of the Company; (B) the acquisition of the Company or of at least 50% of all of the outstanding capital stock of the Company by another entity by means of any transaction or series of related transactions described as per the Certificate of Incorporation; (C) a sale, transfer, or lease of all or substantially all of the assets of the Company; or (D) the transfer or series of transfers of the Company’s securities such that the majority of the voting power of the Company changes.

Conversion—All outstanding shares of Series A, Series B and Series C would automatically be converted into shares of the Company’s common stock immediately upon the earlier of (i) sale of common stock in an underwritten public offering pursuant to a registration statement under the Securities Act of 1933, as amended, the public offering price of which is not less than $2.45 per share

InvenSense, Inc.

Notes to Consolidated Financial Statements—(Continued)

(Amounts as of January 1, 2012 and for the three and nine months ended

December 26, 2010 and January 1, 2012 are unaudited)

as adjusted for any recapitalizations and with the gross proceeds to the Company of at least $25.0 million or (ii) the date specified by written consent or agreement of the holders of at least two-thirds of the then outstanding shares of preferred stock voting together as a single class with voting power determined as provided in the agreement. Each share of preferred stock was convertible into common stock at the option of the holder at any time at the then-effective conversion ratio, subject to adjustments for subdivisions or combinations of common stock, stock dividends, and other distributions and reorganizations, reclassifications, or similar events. As of April 2011, each share of Series A, Series B and Series C preferred stock was convertible, at the option of the stockholder, into 2.5 shares, 2.5 shares and 1.0 shares, respectively, of common stock.

Voting Rights—The holder of each share of Series A, Series B and Series C had the right to one vote for each share of common stock into which such share of preferred stock could then be converted. In addition, (i) the holders of Series A were entitled, voting as a separate class, to elect two directors of the Company; (ii) the holders of the common stock were entitled, voting as a separate class, to elect two directors of the Company, provided that one such director would be the chief executive officer of the Company; and (iii) the holders of Series A, Series B and Series C were entitled, voting together as a single class, to elect one director of the Company.

Protective Provisions—So long as any shares of Series A, Series B or Series C were outstanding, the Company may not, without the consent of a majority of the Series A, Series B or Series C, respectively, alter or change the rights, preferences or privileges of such respective series so as to adversely affect such series or increase or decrease the total number of authorized shares of such series. In addition, the Company may not, without the consent of a majority of the Series A, Series B and Series C: (i) create or authorize any new class or series of shares having rights, preferences or privileges pari passu or on par to the Series C; (ii) redeem any shares; (iii) effect any Liquidation Event; (iv) amend or waive any provision of the certificate of incorporation or bylaws to alter or change the rights, preferences or privileges of the preferred stock; (v) increase or decrease the authorized size of the Board of Directors; (vi) pay or declare any dividend or other distribution on shares; (vii) appoint a new chief executive officer, unless approved by the Board of Directors; (viii) change the Company’s auditors, unless approved by the Board of Directors; or (ix) make any material change in the nature of the Company’s business, unless approved by the Board of Directors.

Redemption—Prior to the issuance of Series C on March 28, 2008, the holder or holders of at least two-thirds of the then outstanding preferred stock, voting as a single class, could have elected to require the Company to redeem all shares of preferred stock at any time after five years from the date of purchase of the Series B. The Company would have refunded such redeemed preferred stock in three equal cash installments equal to the original preferred stock Series A and Series B proceeds, plus all declared but unpaid dividends on such shares. However, on March 28, 2008, the terms of existing Series A and Series B were amended in connection with the issuance of Series C preferred stock. The terms, as amended, no longer include the above referenced redemption rights held by holders of Series A and Series B.

Preferred Stock Warrants

In connection with the First Equipment Loan (see Note 4), on October 15, 2004, the Company issued a fully vested warrant to purchase 60,000 shares of Series A convertible preferred stock at an exercise price of $1.00. The warrant expires on December 31, 2012. The $38,000 fair value of the

InvenSense, Inc.

Notes to Consolidated Financial Statements—(Continued)

(Amounts as of January 1, 2012 and for the three and nine months ended

December 26, 2010 and January 1, 2012 are unaudited)

warrant on the date of grant was estimated using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 4.4%, contractual life of eight years, dividend yield of 0%, and expected volatility of 75%. The fair value of the warrant was recorded as a discount to the long-term debt and amortized to interest expense. The discount was fully amortized as of March 2009.

In connection with the Line of Credit (see Note 4) on February 27, 2006, the Company issued a fully vested warrant to purchase shares of convertible preferred stock with the number of shares issuable under the warrant and exercise price determined by a formula based in part on the subsequent Series B redeemable convertible preferred stock financing (the “Series B Financing”). Based on the subsequent Series B Financing, 139,958 shares of Series B redeemable convertible preferred stock at $1.43 per share were issuable under the warrant. The warrant expires on April 1, 2013 (seven years from the date of grant). The $0.2 million fair value of the warrant on the date of grant was estimated using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 4.6%, contractual life of seven years, dividend yield of 0%, and expected volatility of 75%. The fair value of the warrant was recorded as a discount to the long-term debt and was amortized to interest expense. The discount was fully amortized as of March 2009.

In connection with the issuance of the Promissory Notes (see Note 4), on December 4, 2006, the Company issued fully vested warrants to purchase 430,568 shares of the Company’s Series B convertible preferred stock at $1.858 per share. The warrant expires on December 7, 2013 (seven years after issuance). The Company has determined the fair value of the warrants on the date of grant to be $0.6 million estimated using the Black-Scholes option pricing model with the following assumptions: 0% dividend yield, 70% volatility, risk-free rate of 4.6%, and contractual life of seven years. The Company recorded the fair value of these warrants as a discount on the Notes. The discount was fully amortized as additional interest expense upon conversion of the Notes as of March 2009.

In connection with the Second Equipment Loan (see Note 4) on May 14, 2007, the Company issued two fully-vested warrants to purchase 75,348 shares of Series B convertible preferred stock at an exercise price of $1.858 per share. The warrants expire on March 31, 2015. The $77,000 fair value of the warrants on the date of grant was estimated using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 4.7%, contractual life of seven years, dividend yield of 0%, and expected volatility of 50%. The fair value of the warrants was recorded as a discount to the long-term debt and was fully amortized as additional interest expense as of March 2010.

The Company adopted ASC 815-40-15 effective on March 30, 2009 (the first day of Fiscal 2010) and as such, reclassified the carrying value of its preferred stock warrants from additional paid-in capital to a long-term liability. The difference between the fair value of the warrant at March 2009 and the amount previously recorded in stockholders’ equity was $0.7 million, which was recorded as an adjustment to the opening balance of accumulated deficit upon adoption. Under the provisions of ASC 815, the Company records increases or decreases in fair value at each balance sheet date of the preferred stock warrant liability in the consolidated statements of income. As of March 2010, the fair value of the warrant liability was $7.9 million and the increase in value of $6.4 million during Fiscal 2010 was recorded in the accompanying statement of income.

During Q1 2011, the Company recorded an increase in the change in fair value of the warrants of $4.0 million. On June 25, 2010, the Company amended its Certificate of Incorporation to remove the

InvenSense, Inc.

Notes to Consolidated Financial Statements—(Continued)

(Amounts as of January 1, 2012 and for the three and nine months ended

December 26, 2010 and January 1, 2012 are unaudited)

provisions that had previously resulted in the outstanding preferred stock warrants being classified as a long-term liability under ASC 815-40-15. On the date of this amendment, the warrants were considered, under ASC 815-40-15, to be indexed to the Company’s stock and accordingly, the fair value of the warrant liability on the date of the amendment, $11.9 million, was reclassified into stockholders’ equity (as a component of the series of preferred stock into which the warrants were exercisable).

At the date of adoption, on March 30, 2009, at March 28, 2010 and as of June 25, 2010 (the date of amendment of the Certificate of Incorporation), the fair value of the above warrants using the Black-Scholes option pricing model and underlying assumptions was as follows:

	At the Date of Adoption of ASC 815-40-15 March 30, 2009		As of Year-End March 28, 2010		As of June 25, 2010
	Series A	Series B	Series A	Series B	Series A	Series B
Warrant valuations (in thousands)	$144	$1,345	$703	$7,149	$1,049	$10,828
Risk-free interest rate	1.5%	1.5% - 2.0%	1.7%	1.7% - 2.6%	1.1%	1.1% - 1.9%
Life (years)	3.8	4.0 - 6.0	2.8	3.0 - 5.0	2.5	2.8 - 4.8
Volatility	52.6%	51.2% - 52.3%	54.9%	49.7% - 53.9%	53.4%	49.2% - 52.6%
Expected dividends	0%	0%	0%	0%	0%	0%
Fair value of preferred stock	$3.19	$3.19	$12.67	$12.67	$18.45	$18.45

The Company determined that the use of a Black-Scholes option pricing model was appropriate in determining the fair value of the warrants in light of management’s determination, at each of the above dates, that the likelihood of raising equity at a price below the previous rounds of equity was remote in light of a number of factors including the Company’s historical operating income, which has provided cash flows from operating activities.

Upon completion of the IPO, the outstanding warrants to purchase convertible preferred stock were converted into warrants to purchase common stock.

Stock Plans

In July 2011, the Company’s Board of Directors and its stockholders approved the establishment of the 2011 Stock Incentive Plan (the “2011 Plan”). As of January 1, 2012, the Company has reserved for issuance under the 2011 Plan a total of 10,443,822 shares, plus any additional shares that would otherwise return to the 2004 Plan after January 1, 2012 as a result of forfeiture, termination or expiration of awards previously granted under the 2004 Plan (“Plan Rollover”). In addition, the 2011 Plan provides for annual increases in the number of shares available for issuance thereunder on the first business day of each fiscal year, beginning with the day after the completion of the Company’s current fiscal year on April 1, 2012, equal to four percent (4%) of the number of shares of the Company’s common stock outstanding as of such date.

Under the Company’s 2004 Stock Incentive Plan and 2011 Stock Incentive Plan (the “Plans”), the Board of Directors may grant either incentive stock options, nonqualified stock options, or stock awards to eligible persons, including employees, nonemployees, members of the Board of Directors, consultants and other independent advisors who provide services to the Company.

InvenSense, Inc.

Notes to Consolidated Financial Statements—(Continued)

(Amounts as of January 1, 2012 and for the three and nine months ended

December 26, 2010 and January 1, 2012 are unaudited)

Incentive stock options may only be granted to employees and at an exercise price of no less than fair value on the date of grant. Nonqualified stock options may be granted at an exercise price of no less than 100% of fair value on the date of grant. For owners of more than 10% of the Company’s common stock, options may only be granted for an exercise price of not less than 110% of fair value, and these options generally expire 10 years from the date of grant. Stock options may be exercisable immediately but subject to repurchase. Stock options vest over the period determined by the Board of Directors, generally four years.

InvenSense, Inc.

Notes to Consolidated Financial Statements—(Continued)

(Amounts as of January 1, 2012 and for the three and nine months ended

December 26, 2010 and January 1, 2012 are unaudited)

Stock option activities of the Company under the Plans are as follows (in thousands except per share amounts):

	Options Available for Grant	Options Issued and Outstanding	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (In Years)	Aggregate Intrinsic Value
Balance—March 30, 2008	2,779	7,167	$0.33
Options granted (weighted-average fair value of $0.53 per share)	(2,030)	2,030	0.83
Options exercised	—	(1,107)	0.11
Options canceled	1,047	(1,046)	0.20

Balance—March 29, 2009	1,796	7,044	$0.53
Increase to stock option pool	3,000
Options granted (weighted-average fair value of $1.41 per share)	(3,197)	3,197	2.68
Options exercised	—	(1,236)	0.30
Options canceled	660	(660)	0.89

Balance—March 28, 2010	2,259	8,345	$1.36
Options granted (weighted-average fair value of $2.51 per share)	(2,375)	2,375	5.37
Options exercised	—	(949)	0.76
Options canceled	1,573	(1,573)	3.21

Balance—April 3, 2011	1,457	8,198	$2.24	7.7	$31,452
Options granted (weighted-average fair value of $3.01 per share) (unaudited)	(589)	589	6.11
Options exercised (unaudited)	—	(184)	1.99
Options canceled (unaudited)	181	(181)	4.52

Balance—July 3, 2011 (unaudited)	1,049	8,422	$2.46
Increase in option pool (unaudited)	11,835
Options granted (weighted-average fair value of $3.58 per share) (unaudited)	(928)	928	7.32
Options exercised (unaudited)	—	(151)	2.24
Options canceled (unaudited)	157	(157)	4.25

Balance—October 2, 2011 (unaudited)	12,113	9,042	$2.93
Options granted (weighted-average fair value of $3.57 per share) (unaudited)	(2,418)	2,418	7.32
Options exercised (unaudited)	—	(151)	2.24
Options canceled (unaudited)	166	(157)	4.25

Balance—January 1, 2012 (unaudited)	9,861	11,192	$4.03	7.9	$66,513
April 3, 2011
Vested and expected to vest (unaudited)		6,869	$1.82	7.5	$29,209

Exercisable—April 3, 2011		4,077	$1.13	6.9	$20,135

July 3, 2011
Vested and expected to vest (unaudited)		7,582	$2.26	7.6	$38,381

Exercisable—July 3, 2011 (unaudited)		4,382	$1.18	6.8	$26,903

October 2, 2011
Vested and expected to vest (unaudited)		8,215	$2.72	7.5	$36,335

Exercisable—October 2, 2011 (unaudited)		4,706	$1.30	6.6	$27,431

January 1, 2012
Vested and expected to vest (unaudited)		10,032	$3.73	7.8	$62,561

Exercisable—January 1, 2012 (unaudited)		4,964	$1.34	6.5	$42,773

InvenSense, Inc.

Notes to Consolidated Financial Statements—(Continued)

(Amounts as of January 1, 2012 and for the three and nine months ended

December 26, 2010 and January 1, 2012 are unaudited)

Restricted stock unit activities of the Company under the Plans are as follows (in thousands except per share amounts):

Restricted stock unit activity	Shares (in thousands)	Weighted average grant date fair value
Nonvested at October 2, 2011 (unaudited)	—	—
Granted (unaudited)	78.00	$10.10
Vested (unaudited)	—	—
Forfeited (unaudited)	—	—

Total nonvested at January 1, 2012 (unaudited)	78.00	$10.10

At January 1, 2012, there was approximately $0.5 million of total unrecognized compensation cost, restricted stock units, as measured, which the Company expects to recognize over a weighted-average period of 2.09 years.

Additional information regarding options outstanding as of April 2011 and January 2012 is as follows (in thousands except per share amounts):

Options Outstanding April 2011
Exercise Price	Number Outstanding	Weighted- Average Remaining Contractual Life (In Years)	Weighted- Average Exercise Price of Options Outstanding	Number Exercisable	Weighted- Average Exercise Price of Options Exercisable
$0.04 - $0.08	68	4.63	$0.07	68	$0.07
$0.11 - $0.172	376	5.69	0.16	376	0.16
$0.32 - $0.70	3,130	6.75	0.60	2,358	0.58
$1.02 - $2.97	2,974	7.66	2.49	1,215	2.36
$5.07 - $6.11	1,650	8.14	5.45	60	5.08

	8,198	7.68	$2.24	4,077	$1.13

Options Outstanding January 2012 (unaudited)
Exercise Price	Number Outstanding	Weighted- Average Remaining Contractual Life (In Years)	Weighted- Average Exercise Price of Options Outstanding	Number Exercisable	Weighted- Average Exercise Price of Options Exercisable
$0.04 - $0.08	68	3.88	$0.07	68	$0.07
$0.11 - $0.172	357	4.94	$0.15	357	$0.15
$0.32 - $0.70	3,060	6.03	$0.60	2,847	$0.59
$1.02 - $2.97	2,475	7.64	$2.48	1,385	$2.39
$5.07 - $10.00	4,636	9.37	$6.66	307	$5.28
$10.10 - $10.10	596	9.91	$10.10	—	$—

	11,192	7.92	$4.03	4,964	$1.34

InvenSense, Inc.

Notes to Consolidated Financial Statements—(Continued)

(Amounts as of January 1, 2012 and for the three and nine months ended

December 26, 2010 and January 1, 2012 are unaudited)

During Fiscal 2010, the Board of Directors and the stockholders approved an additional 3,000,000 shares to be available for grant under the Plans. By April 2011, the Plans had accumulated 15,845,000 shares, and 9,655,000 shares were reserved for future issuance. During Fiscal 2012, the Board of Directors and the stockholders approved an additional 11,835,000 shares to be available for grant under the Plans. By January 1, 2012, the Plans had accumulated 27,680,000 reserved shares (without giving effect to Plan Rollover), and 21,053,000 shares were available for future issuance.

	April 2011 Shares	January 2012 Shares
	(in thousands)
		(unaudited)
Shares issuable under plans:
Options issued and outstanding	8,198	11,192
Restricted stock units granted	—	78
Shares remaining for issuance under plans	1,457	9,783

	9,655	21,053

Reserved in Plans	15,845	27,680
Less: Options exercised	(7,279)	(7,716)
Less: Restricted stock	(26)	(26)
Add: Repurchases of unvested shares	1,115	1,115

Shares available for future issuance	9,655	21,053

Valuation of Stock-Based Awards

The Company applies the provisions of ASC 718-10 “Compensation—Stock Compensation” using the modified prospective method. ASC 718-10 establishes accounting for stock-based awards based on the fair value of the award measured at grant date. Accordingly, stock-based compensation cost is recognized in the consolidated statements of income as a component of both cost of revenues and operating expenses over the requisite service period. The fair value of stock options granted or modified after March 31, 2006, is recognized as compensation expense using the Black-Scholes option pricing model, single option approach. ASC 718-10 requires tax benefits in excess of compensation cost to be reported as a financing cash flow rather than as a reduction of taxes paid. The determination of the fair value of stock-based payment awards on the date of grant using the Black-Scholes option pricing model is affected by the volatilities of a peer group of companies based on industry, stage of life cycle, size and financial leverage, actual and projected employee stock option exercise behaviors, risk-free interest rate and expected dividends. Variables to be determined include expected volatility, estimated term and risk-free interest rate.

Expected Term

The Company has elected to use the simplified method described in Staff Accounting Bulletin No. 110, Topic 14, Share-Based Payment, to compute the expected term.

Expected Volatility

The Company estimates volatility for option grants by evaluating the average historical volatility of peer group companies for the period immediately preceding the option grant for a term that is approximately equal to the option’s expected term.

InvenSense, Inc.

Notes to Consolidated Financial Statements—(Continued)

(Amounts as of January 1, 2012 and for the three and nine months ended

December 26, 2010 and January 1, 2012 are unaudited)

Risk-Free Interest Rate

The Company bases the risk-free interest rate that it uses in the Black-Scholes option pricing model on U.S. Treasury zero-coupon issues with remaining terms similar to the expected term on the options.

Expected Dividend

The Company does not anticipate paying any cash dividends in the foreseeable future and, therefore, uses an expected dividend yield of zero in the Black-Scholes option pricing model.

The aggregate intrinsic value of the stock options exercised during Fiscal 2009, Fiscal 2010 and Fiscal 2011 was $0.7 million, $2.2 million and $4.6 million, respectively. The aggregate intrinsic value of the stock options exercised during the three and nine months ended December 26, 2010 was $0.7 million and $4.1 million, respectively. The aggregate intrinsic value of the stock options exercised during the three and nine months ended January 1, 2012 was $0.7 million and $2.2 million, respectively. The aggregate intrinsic value was calculated as the difference between the exercise price of the stock options and the estimated fair market value of the underlying common stock at the date of exercise.

The number of options expected to vest takes into account an estimate of expected forfeitures. The remaining unamortized stock-based compensation expense, reduced for estimated forfeitures and related to non-vested options, was $2.6 million, $3.7 million and $13.3 million at March 2010, April 2011 and January 2012, respectively, and, for all periods will be amortized over a weighted-average remaining period of approximately three years. Total unrecognized expense will be adjusted for future changes in estimated forfeitures.

The Company used the following weighted-average assumptions in determining stock-based compensation expense for Fiscal 2009, Fiscal 2010, Fiscal 2011, the three and nine months ended December 26, 2010 and the three and nine months ended January 1, 2012:

	Fiscal 2009	Fiscal 2010	Fiscal 2011	Three Months Ended		Nine Months Ended
				Dec. 26, 2010	January 1, 2012	Dec. 26, 2010	January 1, 2012
				(unaudited)
Expected Term	6.1 years	5.6 years - 7.3 years	6.1 years	6.1 years	5.6 years	6.1 years	5.8 years
Volatility	50.8% - 54.3%	49.7% - 61.6%	42.5% - 50.3%	42.5%	48.2%	42.5%- 49.3%	48.7%
Risk-free interest rate	1.8% - 3.8%	2.1% - 3.2%	1.5% - 2.9%	1.5%	1.1%	1.5%- 3.0%	1.5%
Dividend yield	0%	0%	0%	0%	0%	0%	0%

InvenSense, Inc.

Notes to Consolidated Financial Statements—(Continued)

(Amounts as of January 1, 2012 and for the three and nine months ended

December 26, 2010 and January 1, 2012 are unaudited)

Stock-Based Compensation Expense

Total employee stock-based compensation cost for the Company’s stock plans for Fiscal 2009, Fiscal 2010, Fiscal 2011, the three and nine months ended December 26, 2010 and the three and nine months ended January 1, 2012 are recorded as follows:

	Fiscal 2009	Fiscal 2010	Fiscal 2011	Three Months Ended		Nine Months Ended
				Dec. 26, 2010	January 1, 2012	Dec. 26 2010	January 1, 2012
				(unaudited)
	(in thousands)
Cost of revenue	$68	$155	$261	$71	$78	$203	$237
Research and development	184	536	904	235	349	693	995
Selling, general and administrative	259	504	897	238	474	676	1,261

Total employee stock-based compensation expense	$511	$1,195	$2,062	$544	$901	$1,572	$2,493

Nonemployee Stock-Based Compensation

The Company did not grant any stock options to nonemployees during Fiscal 2009. However, during Fiscal 2010, the Company granted options to purchase 30,000 shares of common stock to a nonemployee at an exercise price of $2.97 per share. During Fiscal 2011, the Company granted 5,000 shares to a non-employee at an exercise price of $5.07 per share. During the nine months ended December 26, 2010, the Company granted 5,000 shares to a non-employee at an exercise price of $5.07 per share. The Company did not grant shares to non-employees during the nine months ended January 1, 2012.

Total stock-based compensation related to options granted to non-employees was $33,000 and $128,000 in Fiscal 2010 and Fiscal 2011, respectively. Compensation expense related to non-employee options was recorded in selling, general and administrative expense in Fiscal 2010 and selling, general and administrative expense and research and development expense in Fiscal 2011 in the consolidated statements of income.

Total stock-based compensation related to options granted to non-employees was $19,000 and $0.1 million in for the three and nine months ended December 26, 2010, respectively. Total stock-based compensation related to options granted to non-employees was $0 and $14,000 for three and nine months ended January 1, 2012, respectively. Compensation expense related to non-employee options was recorded in selling, general and administrative expense for the three and nine months ended December 26, 2010 and selling, general and administrative expense and research and development expense for the three and nine months ended January 1, 2012 in the consolidated statements of income.

For Fiscal 2010 and Fiscal 2011, the fair value of the options granted to non-employees was estimated using the Black-Scholes option-pricing model with the following weighted-average

InvenSense, Inc.

Notes to Consolidated Financial Statements—(Continued)

(Amounts as of January 1, 2012 and for the three and nine months ended

December 26, 2010 and January 1, 2012 are unaudited)

assumptions: no dividend yield (for all periods), volatility of 61.6% for Fiscal 2010 and 50.3% for Fiscal 2011, risk-free interest rates of 3.3% to 3.7% for Fiscal 2010 and 3.1% to 3.4% for Fiscal 2011 and a contractual life of 10 years for Fiscal 2010 and 8.5 to 9.1 years for 2011.

For the three and nine months ended December 26, 2010, the fair value of the options granted to non-employees was estimated using the Black-Scholes option model with the following weighted-average assumptions: no dividend yield for all periods, volatility of 58.1% to 61.1% and 52.0 to 61.1% for the three and nine months ended December 26, 2010, respectively, risk-free interest rate of 3.2% to 3.4% and 2.5% to 3.4% for the three and nine months ended December 26, 2010, respectively, and a contractual life of 9.3 to 9.8 years for the three and nine months ended December 26, 2010, respectively.

Common Stock

As of April 2011 and January 2012, common stock reserved for future issuance was as follows (in thousands):

	Number of Shares
Common stock reserved for issuance	April 2011	January 2012
Stock Plans:
Outstanding stock options	8,198	11,192
Outstanding restricted stock units	—	78
Reserved for future equity incentive grants	1,457	9,783

	9,655	21,053

Convertible preferred stock (as converted):
Series A	20,000	—
Series B	14,801	—
Series C	15,510	—

	50,311	—

Warrants to purchase convertible preferred stock (as converted):
Series A	150	—
Series B	1,614	—

	1,764	—
Warrants to purchase common stock	—	1,075

Total common stock reserved for future issuances	61,730	22,128

7.	Income Taxes

The components of income (loss) before taxes are as follows:

	Fiscal 2009	Fiscal 2010	Fiscal 2011
	(in thousands)
United States	$662	$15,449	$13,453
International	(428)	92	4,031

	$234	$15,541	$17,484

InvenSense, Inc.

Notes to Consolidated Financial Statements—(Continued)

(Amounts as of January 1, 2012 and for the three and nine months ended

December 26, 2010 and January 1, 2012 are unaudited)

Income tax expense was comprised of the following:

	Fiscal 2009	Fiscal 2010	Fiscal 2011
	(in thousands)
Current:
Federal	$(12)	$1,828	$7,488
State	35	365	5
International	15	38	155

	$38	$2,231	$7,648

Deferred:
Federal	$—	$(1,222)	$245
State	—	(610)	611
International	—	—	(367)

	—	(1,832)	489

Income tax provision	$38	$399	$8,137

The provision for income taxes differs from the amount computed by applying the statutory rates as follows:

	Fiscal 2009	Fiscal 2010	Fiscal 2011
Income tax provision at the federal statutory rate	34.0%	35.0%	35.0%
State tax, net of federal benefit	2.3	1.9	—
Research and development credits	(121.9)	(3.2)	(2.0)
Foreign tax rate differential	108.1	(1.5)	(0.4)
Non deductible stock compensation	63.6	2.8	3.7
Change in fair value of warrant liabilities	—	15.1	8.1
Change in valuation allowance	(25.4)	(46.6)	2.4
Other	(44.3)	(0.9)	(0.3)

Effective tax rate	16.4%	2.6%	46.5%

In the three and nine months ended January 1, 2012, the Company recorded an income tax provision of $2.9 million and $9.1 million, respectively, compared to an income tax provision of $2.0 million and $6.0 million in the three and nine months ended December 26, 2010, respectively. The Company’s estimated 2012 effective tax rate differs from the U.S. statutory rate primarily due to profits earned in jurisdictions where the tax rate is lower than the U.S. tax rate and the benefit of the federal research and development income tax credit. The income tax provision was also unfavorably impacted by the effects of non-deductible stock-based compensation expense.

InvenSense, Inc.

Notes to Consolidated Financial Statements—(Continued)

(Amounts as of January 1, 2012 and for the three and nine months ended

December 26, 2010 and January 1, 2012 are unaudited)

The components of the net deferred tax assets and liabilities are as follows:

	March 2010	April 2011
	(in thousands)
Deferred tax asset (liability), net:
Accrued expenses and reserves	$930	$711
Research and development credits	573	438
Net operating loss carryforwards	1,153	1,123
Deferred income	—	—
State Taxes	128
Fixed Assets	209	394
Other	—	9
Valuation allowance	(1,161)	(1,332)

Net deferred tax asset	$1,832	$1,343

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts for income tax purposes. The Company has not provided for U.S. federal income and foreign withholding taxes on undistributed earnings from non-U.S. operations as of April 2010 because such earnings are intended to be reinvested indefinitely.

At April 2011, the Company had approximately nil, $18.7 million and $0.3 million of U.S. federal, California state and foreign net operating loss carryforwards, respectively. The California net operating loss carryforwards expire between 2017 and 2022. In addition, the Company has U.S. federal, California state and foreign research tax credit carryforwards of approximately nil, $0.9 million and $0.2 million, respectively. The California credits are not subject to expiration under current California tax law.

While management believes that the Company has adequately provided for all tax positions, amounts asserted by tax authorities could be greater or less than the recorded position. Accordingly, the Company’s provisions on federal, state and foreign tax-related matters to be recorded in the future may change as revised estimates are made or the underlying matters are settled or otherwise resolved.

The Company applies the provisions of ASC 740-10 “Income Taxes”, “Accounting for Uncertainty in Income Taxes,” (“ASC 740-10”) which includes a two-step approach to recognizing, de-recognizing and measuring uncertain tax positions accounted for in accordance with ASC 740-10.

InvenSense, Inc.

Notes to Consolidated Financial Statements—(Continued)

(Amounts as of January 1, 2012 and for the three and nine months ended

December 26, 2010 and January 1, 2012 are unaudited)

A reconciliation of the change in unrecognized tax benefits is as follows:

For the Period March 30, 2008 to April 3, 2011
(in thousands)
Balance at March 30, 2008	$223
Increases in unrecognized tax benefits	109

Balance at March 29, 2009	$332
Increases in unrecognized tax benefits	170

Balance at March 28, 2010	$502
Increases in unrecognized tax benefits	554

Balance at April 3, 2011	$1,056

Included in the gross unrecognized tax benefits balance of $1.1 million at April 3, 2011 are $0.5 million of tax positions which would affect income tax expense if recognized. The release of unrecognized tax benefits in excess of $0.5 million would not affect the effective tax rate as the Company maintains a valuation allowance on the amount. The Company recognizes interest and/or penalties related to income tax matters in income tax expense. As of April 2011, the Company had $7,000 accrued interest related to uncertain tax matters. By the end of the fiscal year ended April 1, 2012, the Company will have no uncertain tax positions that would be reduced as a result of a lapse of the applicable statute of limitations. The Company does not expect any significant increases or decreases to its unrecognized tax benefits within the next twelve months relating to tax positions at April 2011. The Company files income tax returns in the U.S. federal jurisdictions and various international jurisdictions. The 2003 through 2010 tax years are open and may be subject to potential examination in one or more jurisdictions.

8. Subsequent Events

On January 24, 2012, the Company issued an aggregate of 645,552 shares of common stock pursuant to the net exercise of outstanding warrants issued in October 2004, February 2006 and May 2007.

The Company incorporated a new wholly owned subsidiary, “InvenSense China Ltd.,” in Shanghai, China on February 9, 2012.

InvenSense

Innovation in MEMS

Actual Size

(4 x 4 x 0.9mm)

Nasiri-Fabrication Platform

InvenSense
Complete
Solution

6,500,000 Shares

InvenSense, Inc.

Common Stock

Goldman, Sachs & Co.	Morgan Stanley

Baird	Piper Jaffray	ROTH	ThinkEquity LLC